As filed with the Securities and Exchange Commission on October 8, 2004

Registration No. 333-119497

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

MECHEL STEEL GROUP OAO

(Exact name of Registrant as specified in its charter)

Russian Federation	3312	None
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Krasnopresnenskaya Naberezhnaya 12 Moscow 123610 Russian Federation +7-095-258-1828	Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware 19715 +1-302-738-6680
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Anna Goldin, Esq. Latham & Watkins LLP Ulitsa Gasheka, 7 Ducat Place II, Suite 900 Moscow 123056 Russian Federation +7-095-785-1234	Jan A. Castro, Esq. Mechel Steel Group OAO Krasnopresnenskaya Naberezhnaya 12 Moscow 123610 Russian Federation +7-095-258-1828	Daniel A. Braverman, Esq. Cleary, Gottlieb, Steen & Hamilton 55 Basinghall Street London EC2V 5EH United Kingdom +44-20-7614-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(4)
Common shares, nominal value 10 rubles per share(3)	47,871,135	$8.00	$382,969,080	$48,522.18

(1)	Includes common shares that (a) are to be offered in the United States by the registrant, (b) are to be offered in the United States by the selling shareholders, (c) may be offered in the United States pursuant to an over-allotment option granted by the selling shareholders to the underwriters and (d) are to be initially sold outside the United States pursuant to Regulation S that may thereafter be resold in the United States in transactions required to be registered under the Securities Act. All common shares being offered will be in the form of American Depositary Shares.
(2)	Estimated solely for purposes of calculating the registration fee.
(3)	A separate registration statement on Form F-6 has been filed with respect to the registration of ADSs evidenced by American depositary receipts issuable upon the deposit of the common shares registered hereby.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	•, 2004

13,875,691 American Depositary Shares

Representing 41,627,073 Common Shares

Each American depositary share, or ADS, represents three common shares of Mechel Steel Group OAO, a public company with limited liability incorporated under the laws of the Russian Federation. We are selling 33,301,659 common shares in the form of ADSs, and the selling shareholders are selling 8,325,414 common shares in the form of ADSs. We will not receive any proceeds from the sale of common shares in the form of ADSs by the selling shareholders. The ADSs will be evidenced by American depositary receipts, or ADRs.

Upon completion of this offering, the principal and selling shareholders will own 85.95% of our shares. If the underwriters’ over-allotment option is exercised in full, the principal and selling shareholders will own 84.45% of our shares.

Our common shares are listed for trading on the Russian Trading System, or RTS, under the symbol “SGML.” On September 20, 2004, the last reported sale price per common share on RTS was $3.80, equivalent to a price of $11.40 per ADS. Before this offering, there has been no public market for our ADSs, and the trading price of our common shares on RTS will not necessarily be related to the initial public offering price per ADS. We currently expect that the initial public offering price per ADS in the offering will be between $• and $•. The ADSs have been approved for listing on the New York Stock Exchange under the symbol “MTL.”

This investment involves a high degree of risk. Please see “ Risk Factors” beginning on page 10 for a discussion of those risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds to Mechel	Proceeds to Selling Shareholders
Per ADS	$•	$•	$•	$•
Total	$•	$•	$•	$•

The selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 6,244,062 common shares in the form of ADSs at the public offering price per ADS, less the underwriting discount, solely to cover any over-allotments.

The proceeds of this offering will be held in escrow and escrow-type accounts, and trading in the ADSs on the New York Stock Exchange will be subject to cancellation until the placement report for the common shares being offered by us is registered by the Russian Federal Service for the Financial Markets. If the placement report is not registered within 60 days after the closing date (or such later date as we and the selling shareholders agree with the underwriters), we will refund the public offering price, together with interest, if any, to the holders of the ADSs at the time of such cancellation, regardless of the then-prevailing market price of the ADSs.

The underwriters expect to deliver the ADRs evidencing the ADSs to purchasers on or about •, 2004.

Sole Global Coordinator and Sole Bookrunner

UBS Investment Bank

JPMorgan		Morgan Stanley

Troika Dialog

The date of this prospectus is •, 2004

LEGEND
Steel
Mining
Trade
RUSSIAN FEDERATION
Atlantic Ocean
Sea of Japan
Russian Federation
Vladivostok
Posiet
Trade Port Posiet
Zheleznogorsk-Ilimskiy
Korshunov Mining Plant
Irkutsk
Krasnoyarsk
Nizhnevartovsk
Arkhangelsk
Sortavala
Vyartsilya Metal Products Plant
St. Petersburg
Southern Kuzbass Coal Company
Mezhdurechensk
Novosibirsk
Omsk
Chelyabinsk Metallurgical Plant
Chelyabinsk
Chebarkul
Perm
Yekaterinburg
Izhevsk
Izhstal
Urals Stampings Plant
Ufa
Beloretsk
Beloretsk Metallurgical Plant
Karaganda
Mechel Coal Resources
Southern Urals Nickel Plant
Orsk
Samara
Nizhniy Novgorod
Mechel Steel Group
Moscow
Mechel Trading House
Kaunas
Mechel Nemunas
Volgograd
Industria Sarmei
Campia Turzii
COST
Targoviste
Bucharest
Mechel Trading Romania
Mechel Trading
Zug
Switzerland
Iceland
Ireland
UK
Norway
Sweden
Finland
Denmark
Netherlands
Belgium
France
Germany
Estonia
Latvia
Lithuania
Poland
Belarus
Czech Republic
Austria
Slovakia
Slovenia
Hungary
Croatia
Bosnia
Yugoslavia
Romania
Moldova
Ukraine
Italy
Greece
Bulgaria
Black Sea
Turkey
Georgia
Azerbaijan
Caspian Sea
Kazakhstan
Uzbekistan
Turkmenistan
Kyrgyzstan
Mongolia
People's Republic of China
Mediterranean Sea
Syria
Iraq
Iran
Afghanistan
Pakistan
India
Libya
Egypt

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. The information in this document is accurate only as of the date of this prospectus.

Our business consists of two segments: steel and mining. References in this prospectus to segment revenues are to revenues of the segment excluding intersegment sales, unless otherwise noted.

In May 2004, we acquired a controlling stake in Izhstal OAO, a Russian specialty steel producer. For purposes of describing our market position in periods prior to May 2004 in this prospectus, we include Izhstal’s market shares.

In this prospectus, references to “U.S. dollars” or “$” are to the currency of the United States, and references to “rubles” are to the currency of the Russian Federation. The term “tonne” as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds.

i

This document is only being distributed to and is only directed at persons who are outside the United Kingdom or to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

None of the ADSs has been or will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the ADSs in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Canadian investors should refer to the section of this prospectus entitled “Information for Canadian Investors,” and Ontario purchasers in particular should refer to “Underwriting—Information for Canadian Investors—Statutory Rights of Action (Ontario Purchasers).”

In connection with this offering, UBS Limited or any person acting for UBS Limited may over-allot or effect transactions with a view to supporting the market price of the common shares or ADSs at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on UBS Limited or its agent or agents to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

ii

Prospectus summary

This summary highlights information that we present more fully elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the information discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references to “Mechel,” “we,” “us” or “our” refer collectively to Mechel Steel Group OAO and its subsidiaries. Certain steel- and mining-related terms used in this prospectus are defined in “Glossary.”

OUR COMPANY

We are a low-cost integrated steel and mining group focused on the production of steel long products, as well as mining products such as coal, iron ore and nickel. In 2003 and in the first half of 2004, we had revenues of $2.05 billion and $1.63 billion, respectively. We are the largest and most comprehensive producer of specialty steels and alloys in Russia, producing 52% of total Russian specialty steel output, over three times as much as our nearest competitor. We are also the second largest producer of long products in Russia.

Our steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. Our steel business also produces significant amounts of coke, both for internal use and for sales to third parties.

We have substantial coal, iron ore and nickel mining interests in Russia and Kazakhstan, with the flexibility to supply our own steel production or sell to third parties depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers. We are capable of internally sourcing all of the coking coal, 92% of the iron ore and 55% of the nickel requirements of our steel segment, assuming in the case of iron ore that third parties process certain quantities of our iron ore concentrate into sinter and pellets. In addition, we are the only specialty steel manufacturer in the world capable of internally sourcing all three of these raw materials. We were the second largest producer of coking coal in Russia in 2003, with a 12% market share. We also control 24% of the coking coal washing capacity in Russia.

Additionally, we own 17.1% of the common shares of Magnitogorsk Iron and Steel Works OAO, or MMK, Russia’s largest producer of flat products, with reported revenues of $3.05 billion and $2.17 billion in 2003 and in the first half of 2004, respectively, under International Financial Reporting Standards.

STRATEGY

Our goal is to expand our position in Russia as a leading supplier of carbon long products and as the leading supplier of specialty long products, to further develop our position as a competitive exporter of these products, to expand our mining business and to capitalize on the synergies deriving from our status as an integrated group. We also intend to leverage our core businesses, where appropriate, with acquisitions of value-added downstream businesses.

The key elements of our strategy include the following:

➢

Expand our Position as a Leading Producer of Carbon Long Products in Russia.    We have already built a solid presence in this sector, including a market-leading position in engineering steel and strong sales in rebar and wire rod. We intend to improve these positions further, including through the addition of substantial new production capacity achieved by targeted, cost-effective capital expenditures. We plan to increase our raw steel and rolled steel production capacity from

6.3 million and 5.0 million tonnes in 2004, respectively, to 8.2 million and 7.1 million tonnes in 2007, respectively. Additionally, we seek to benefit from the following factors in Russia:

•	If the economy continues to expand, the demand for long products, particularly in the construction industry, should increase, providing us with additional sales opportunities.
•	Substantial infrastructure repairs and industrial upgrade needs should also drive demand for our products.

➢	Develop and Expand our Position as a High-Quality, Low-Cost Producer of Specialty Long Products. We are Russia’s primary producer of specialty long products. We believe that this higher-margin business provides us with substantial opportunities to increase our revenues and profitability for the following reasons:

•	Our low-cost production provides us with a competitive base for expanding our market share in Europe, Asia and the CIS countries.
•	The Russian market for specialty long products has considerable room for growth if demand from domestic engineering and manufacturing sectors recovers from historic post-Soviet lows in the past few years.

➢	Expand our Mining Business. We intend to build on our substantial mining experience to achieve the following goals:

•	Develop our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We plan to increase our coal production from approximately 15.2 million tonnes in 2004 to 16.6 million tonnes in 2007, and our iron ore concentrate production from approximately 4.0 million tonnes in 2004 to 5.0 million tonnes in 2007.
•	Make selective acquisitions of coal and other mining enterprises, including new subsoil licenses, particularly in Russia and other CIS countries, as strategic opportunities present themselves.
•	Maintain our flexibility to internally source raw-material inputs for our steel-making business, depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers.

➢	Enhance our Position as a Low-Cost Producer. We intend to further increase our efficiency and reduce our manufacturing costs by:

•	Selectively investing in technology and capital improvements, including expanding our use of continuous casters in our steel-making.
•	Preserving our cost advantages in our labor, raw materials and energy inputs.
•	Achieving additional savings by fully integrating recent acquisitions into our operations.

➢	Further Capitalize upon Synergies between our Core Businesses. In addition to synergies deriving from our status as an integrated group, we believe that additional cost savings and opportunities will arise as we benefit from economies of scale and continue to integrate recent acquisitions, in particular by implementing improvements in working practices and operational methods. We regularly evaluate the manner in which our subsidiaries source their raw material needs and transfer products within the group in order to operate in the most efficient way, and we expect to identify and take advantage of further synergies between our core businesses.

➢	Selectively Expand our Downstream Capacity. We intend to continue to selectively acquire value-added downstream businesses such as hardware, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

•	Is a logical extension of our specialty and low-carbon long product lines, representing a higher-margin, next value-added step for products that we already manufacture.
•	Is in a market less cyclical than the upstream market, reducing our exposure to market downturns.
•	Moves us closer to our final customers, enabling us to better understand customer needs, influence buyer behavior and respond quickly to change.

➢	Selectively Expand our Internal Logistics Capabilities. We intend to selectively expand our internal logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our recent acquisition of Port Posiet, located on the Sea of Japan, to help us to optimize our transportation expenses.

➢	Maintain Strong Export Sales. We intend to maintain our strong relationships with our significant export customers. Although we are focused on maintaining our market position within Russia, export sales, which constituted 55% of our total sales in the first half of 2004, allow us to diversify our sales and reduce our reliance on the Russian market in the event that it were to experience a downturn.

Implementation of these strategies is subject to a number of risks. See “Risk Factors” for a description of these risks.

CORPORATE INFORMATION

Mechel Steel Group OAO is an open joint stock company incorporated under the laws of the Russian Federation. We are a holding company and conduct our business through a number of subsidiaries. See “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We are registered with the Ministry of Taxes and Duties of the Russian Federation under the state registration number 103770301896. Our principal executive offices are located at Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Our telephone number is +7-095-258-1828. Our Internet address is www.mechel.com. Information posted on our website is not a part of this prospectus.

The offering

ADSs representing common shares offered by us	11,100,553 ADSs

ADSs representing common shares offered by the selling shareholders	2,775,138 ADSs

Over-allotment option	The selling shareholders have granted to the underwriters a 30-day option to purchase up to an additional 2,081,354 ADSs representing common shares to cover over-allotments, if any.

ADSs

Each ADS represents the right to receive three common shares (subject to certain restrictions as described under “Escrow of proceeds and registration of placement report” below). The ADSs are evidenced by American depositary receipts, or ADRs.

Lock-up

We and our selling shareholders will agree, subject to certain conditions, not to issue, transfer or dispose of, directly or indirectly, any shares or ADSs or any securities convertible into or exercisable or exchangeable for shares or ADSs, for a period of 180 days after the date of this prospectus, nor to allow our affiliates to do so, without the prior written consent of UBS.

Use of proceeds

The net proceeds we will receive from the offering will be approximately $• million, assuming an offering price equal to the mid-point of the estimated price range. This amount represents net proceeds after deducting estimated discounts and fees and expenses incurred in connection with the offering. We expect to use the net proceeds from this offering for the following purposes:

•	$• million for capital expenditures, including the purchase of equipment and modernization of facilities; and
•	$• million for acquisitions of additional operations and subsoil licenses.

We will not receive any of the proceeds from the sale of ADSs representing common shares offered by the selling shareholders. See “Use of Proceeds” and “Principal and Selling Shareholders” for additional information.

Proposed NYSE symbol	MTL

Settlement, delivery and trading	You must pay for the ADSs in same-day funds in U.S. dollars on the closing date of this offering, which is expected to be on or about •, 2004.

The shares will be delivered to a custodian for Deutsche Bank Trust Company Americas, as depositary, on the closing date, and the depositary will issue the ADSs, subject to cancellation in the circumstances described in “Escrow of proceeds and registration of placement report” below.

The depositary will initially issue the ADSs in the form of a single global ADR registered in the name of a nominee of The Depository Trust Company, or DTC. You will hold beneficial interests in the ADSs through DTC, and DTC and its direct and indirect participants will record your beneficial interests in their books.

We anticipate that trading in the ADSs sold in this offering on the NYSE will commence on a customary basis pursuant to normal settlement procedures on the closing date, but the ADSs will remain subject to cancellation in the circumstances described in “Escrow of proceeds and registration of placement report” below.

Escrow of proceeds and registration of placement report

The proceeds of this offering will be held in escrow and escrow-type accounts and trading in the ADSs on the NYSE will be subject to cancellation until the placement report for the common shares being offered by us is registered by the Federal Service for the Financial Markets. If the placement report is not registered within 60 days after the closing date (or such later date as we and the selling shareholders agree with the underwriters), we and the selling shareholders will refund the public offering price, together with interest, if any, accrued on the escrowed proceeds to the holders of the ADSs at the time of such cancellation, regardless of the then-prevailing market price of the ADSs. Such return of funds may be delayed due to Russian currency control regulations and may be prevented if there is a change in such regulations.

Until the registration of the placement report by the Federal Service for the Financial Markets, you will not be entitled to instruct the depositary to exercise any voting rights on your behalf as our shareholder, and the depositary and its nominee will not be entitled to exercise any voting rights as a shareholder.

You may not withdraw our shares or other property on deposit with the depositary in respect of the ADSs sold in this offering prior to the registration of the placement report with the Federal Service for the Financial Markets.

See “Escrow of Proceeds and Registration of Placement Report” for additional information.

Risk Factors

You should carefully consider all the information in this prospectus. In particular, you should evaluate the information set forth in the section of the prospectus entitled “Risk Factors” beginning on page 10 before deciding whether to invest in our common shares and ADSs.

Summary consolidated financial data

The financial data set forth below as of December 31, 2003, 2002 and 2001, and for the years then ended have been derived from our audited consolidated financial statements. The financial data set forth below as of June 30, 2004 and 2003, and for the six-month periods then ended have been derived from our unaudited interim consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with U.S. GAAP.(1) The unaudited interim consolidated financial statements reflect all normal and recurring adjustments that are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. Results of operations for the six-month period ended June 30, 2004, are not necessarily indicative of results for the full year ended December 31, 2004, for any other interim period or for any future fiscal year. The financial data for 1999 and 2000 are not presented, as financial statements for these years are not available without unreasonable effort and expense.

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. The financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Consolidated income statement data
Revenue, net	1,630,063	930,595	2,050,088	1,314,149	1,019,726
Cost of goods sold	(985,370)	(647,809)	(1,440,053)	(947,527)	(721,089)

Gross margin	644,693	282,786	610,035	366,622	298,637
Selling, distribution and operating expenses	(295,587)	(193,430)	(417,259)	(277,478)	(193,853)

Operating income	349,106	89,356	192,776	89,144	104,784
Other income and expense, net	(12,630)	(5,866)	(20,018)	(18,083)	(12,178)
Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principle	336,476	83,490	172,758	71,061	92,606
Income tax expense	(74,100)	(23,135)	(47,759)	(2,653)	(30,184)
Minority interest in loss (income) of subsidiaries	(7,920)	6,632	18,979	10,433	(15,521)

Income from continuing operations	254,456	66,987	143,978	78,841	46,901
Loss from discontinued operations, net of tax	—	(1,317)	(2,422)	(1,835)	(735)
Extraordinary gain, net of tax	—	5,740	5,740	1,388	1,252
Changes in accounting principle, net of tax	—	3,670	(3,788)	10,859	—

Net income	254,456	67,740	143,508	89,253	47,418

Earnings per share from continuing operations	0.69	0.18	0.39	0.24	0.21
Loss per share effect of discontinued operations	—	—	(0.01)	(0.01)	(0.01)
Earnings per share effect of extraordinary gain	—	0.02	0.02	0.01	0.01
Earnings per share effect of a changes in accounting principle	—	(0.01)	(0.01)	0.03	0.00

Net income per share	0.69	0.18	0.39	0.27	0.21

Cash dividends per share(2)	0.00	—	0.07	0.04	0.04

Weighted average number of shares outstanding	367,150,968	366,178,815	366,178,815	333,243,450	225,271,391

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)

Steel segment income statement data
Revenue, net(3)	1,307,903	778,846	1,678,395	1,050,554	680,314
Cost of goods sold(3)	(964,118)	(572,817)	(1,247,380)	(801,481)	(546,885)

Gross margin	343,785	206,029	431,015	249,073	133,429
Selling, distribution and operating expenses	(180,071)	(145,147)	(301,689)	(194,341)	133,273

Operating income	163,714	60,882	129,326	54,732	155

Mining segment income statement data
Revenue, net(3)	522,594	251,027	599,756	372,216	339,971
Cost of goods sold(3)	(221,686)	(174,270)	(420,736)	(254,667)	(174,763)

Gross margin	300,908	76,757	179,020	117,549	165,208
Selling, distribution and operating expenses	(115,516)	(48,283)	(115,570)	(83,137)	60,580

Operating income	185,392	28,474	63,450	34,412	104,627

Consolidated balance sheet data (at period end)
Total assets	2,336,233	n/a	1,834,509	1,387,378	1,116,473
Shareholders’ equity	705,903	n/a	448,826	278,051	195,122
Long-term debt, net of current portion	152,583	n/a	122,311	36,496	16,525

Consolidated cash flows data
Net cash provided by operating activities	207,960	43,535	119,466	81,069	34,751
Net cash used in investing activities	(207,805)	(49,963)	(209,901)	(86,633)	(93,068)
Net cash provided by financing activities	43,843	19,162	103,079	3,422	65,701

Non-U.S. GAAP measures(4)
Consolidated EBITDA	420,818	157,307	341,484	207,452	105,506
Steel segment EBITDA	206,739	116,420	245,832	133,448	2,976
Mining segment EBITDA	214,080	40,887	95,652	74,004	102,529

(1)	The value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by U.S. GAAP.
(2)	Mechel Steel Group declared a dividend of 149 million rubles (or approximately $5.2 million) on June 24, 2004. Certain companies in our group paid dividends to our controlling shareholders in amounts of $26.3 million, $13.4 million and $8.8 million in the years ended December 31, 2003, 2002 and 2001, respectively.
(3)	Segment revenues and cost of goods sold include intersegment sales.
(4)	EBITDA represents net income before interest expense, income taxes and depreciation, depletion and amortization. We present EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also present EBITDA by segment because our overall performance is best explained with reference to results of each segment.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect the impact of financing costs, which are significant and could further increase if we incur more debt, on our operating performance.
•	EBITDA does not reflect the impact of income taxes on our operating performance.
•	EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from EBITDA, EBITDA does not reflect our future cash requirements for such replacements.
•	Other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using EBITDA only supplementally. See our consolidated income statements and consolidated statements of cash flows included elsewhere in this prospectus.

EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, U.S. GAAP. EBITDA is not a measurement of our operating performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Reconciliation of EBITDA to net income is as follows for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(in thousands of U.S. dollars)
Consolidated EBITDA reconciliation
Net income	254,456	67,740	143,508	89,253	47,418
Add:
Depreciation, depletion and amortization	62,240	46,185	101,689	78,773	13,378
Interest expense	30,022	20,247	48,528	36,773	14,526
Income taxes	74,100	23,135	47,759	2,653	30,184

Consolidated EBITDA	420,818	157,307	341,484	207,452	105,506

Steel segment EBITDA reconciliation
Net income	91,542	53,551	114,011	57,977	(16,924)
Add:
Depreciation, depletion and amortization	36,574	32,490	67,272	49,728	154
Interest expense	23,460	17,638	38,363	30,416	11,708
Income taxes	55,163	12,741	26,186	(4,673)	8,038

Steel segment EBITDA	206,739	116,420	245,832	133,448	2,976

Mining segment EBITDA reconciliation
Net income	162,915	14,189	29,497	31,274	64,341
Add:
Depreciation, depletion and amortization	25,666	13,695	34,417	29,045	13,224
Interest expense	6,562	2,609	10,165	6,357	2,818
Income taxes	18,937	10,394	21,573	7,328	22,146

Mining segment EBITDA	214,080	40,887	95,652	74,004	102,529

Risk factors

Investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before making a decision to invest in our common shares and ADSs. Any of the following risks could adversely affect our business, financial condition and results of operations, in which case the trading price of our ADSs could decline and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We operate in a cyclical industry, and any local or global downturn in the steel industry may have an adverse effect on our results of operations and financial condition.

The steel industry is cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw-material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

Our mining business also sells significant amounts of coal, iron ore and nickel to third parties. Cyclical and other uncontrollable changes in world market prices of these commodities could affect the results of our mining activities. The changes in these prices result from factors, such as demand and transportation costs, which are beyond our control. Prices of these commodities have varied significantly in the past and could vary significantly in the future. Prolonged declines in world market prices for the commodities we sell to third parties would have a material adverse effect on our revenues. A decline in steel prices could also harm our customers for these commodities.

We derived approximately 39% and 49% of our total revenues from sales to customers in Russia in the first half of 2004 and in 2003, respectively. The Russian economy has experienced significantly fluctuating growth rates over the past 10 years. From 1994 to 1998, the Russian economy contracted in real terms at an average rate of 3.7% per year; after the Russian crisis in 1998, the economy recovered and grew in real terms at an average rate of 6.7% per year from 1999 to 2003. Russian production of steel also suffered a substantial decline from over 77 million tonnes in 1991 to 44 million tonnes in 1998, but then recovered to 61 million tonnes in 2003. Further, our products in Russia are mainly used in the engineering, construction and automotive industries, which are particularly vulnerable to general economic downturns. In addition to Russia, Asia and the Middle East are also large destinations for our products, and these areas, like Russia, face greater risks of volatility. Accordingly, any significant decrease in demand for steel products or decline in the price of these products in Russia or other emerging market economies could result in significantly reduced revenues, thereby materially adversely affecting our results of operations and financial condition.

The steel industry is highly competitive, and we may not be able to compete successfully.

We face competition from domestic and foreign steel manufacturers, many of which have greater resources. A number of our Russian competitors are undertaking modernization and expansion plans, which may make them more efficient or allow them to develop new products. For example, it has been

Risk factors

reported that MMK intends to spend €75 million to install long products production capacity sufficient to produce 1.5 million tonnes of long products annually commencing in 2005.

We also face price-based competition from steel producers in emerging market countries, including, in particular, Ukraine. Recent consolidation in the steel sector globally has also led to the creation of several very large steel producers, each with greater financial resources and more extensive global operations than Mechel. Moreover, the steel industry suffers from production overcapacity. Increased competition could result in more competitive pricing and reduced profitability.

Successful implementation of our strategy to expand our specialty long product sales depends on our ability to increase our export sales of these products.

While we expect continued growth of demand in the Russian market for specialty long products, our strategy to expand these sales substantially is dependent on our ability to increase our exports of these products to other countries, particularly the European Union, or EU, countries. We face a number of obstacles to this strategy, including trade barriers and sales and distribution challenges.

We will require a significant amount of cash to fund our capital improvements program. Our ability to generate cash or obtain financing depends on many factors beyond our control.

The total cost of our capital improvements over the next five years is expected to be approximately $900 million. Most of our current borrowing is from Russian banks. In the future, we expect to rely to a greater extent than currently on foreign capital markets and other foreign financing sources for our capital needs. It is possible that these foreign sources of financing, as well as domestic sources, may not be available in the future in the amounts we require or at an acceptable cost. See “—Risks Relating to the Economic Environment in Russia—Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our ADSs to suffer” and “—Risk Relating to the Economic Environment in Russia—The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.”

Our business strategy foresees additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them.

Our strategy relies on our status as an integrated steel and mining group, which allows us to benefit from economies of scale, realize synergies, better satisfy the needs of our domestic and international steel customers and compete effectively against other steel producers. We also intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, we need to identify suitable targets that would fit into our operations, acquire them on acceptable terms and successfully integrate them.

The acquisition and integration of new companies pose significant risks to our existing operations, including:

•	additional demands placed on our senior management, who are also responsible for managing our existing operations;
•	increased overall operating complexity of our business, requiring greater personnel and other resources;
•	significant, initial cash expenditures to integrate new acquisitions;

Risk factors

•	incurrence of debt to finance acquisitions and higher debt service costs related thereto; and
•	strains on our labor force as production may be shifted to new companies or locations to optimize our overall production.

Moreover, the integration of new businesses may also be difficult for a variety of reasons, including differing culture or management styles, poor records or internal controls and inability to establish control over cash flows. For example, regional governments have special perpetual rights, or a “golden share,” in our subsidiaries Beloretsk Metallurgical Plant and Izhstal, giving them the right to veto certain shareholder decisions and appoint a voting representative on the board of directors of these subsidiaries. The shareholder decisions that may be vetoed by the regional governments are as follows:

•	approval of amendments and supplements to the company’s charter or approval of a new version of the charter;
•	reorganization of the company;
•	liquidation of the company;
•	changes in the charter capital of the company; and
•	approval of major and interested party transactions.

Furthermore, even if we are successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

Our independent registered public accounting firm reported material weaknesses in our internal control and we may not be able to remedy these material weaknesses or prevent future weaknesses. If we fail to maintain effective internal control, we may not be able to accurately report our financial results or prevent fraud. As a result, potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our shares and ADSs.

We have in the past identified, and may in the future identify, areas of our internal control over financial reporting that need improvement. In connection with their audit of our consolidated financial statements for the year ended December 31, 2003, our independent registered public accounting firm reported material weaknesses in our internal control. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” Specifically, our financial statement close process and the transformation of our Russian statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that errors in amounts that would be material in relation to those financial statements may occur and may not be detected within a timely period by management in the normal course of business. These deficiencies were considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

Our business consists of many operating subsidiaries located across several time zones in Russia and Eastern Europe, each of which prepares stand-alone financial statements for statutory purposes under Russian accounting standards or other local country accounting standards. The preparation of our U.S. GAAP consolidated financial statements is a manual process which involves (1) the transformation of these statutory financial statements into U.S. GAAP consolidated financial statements through accounting adjustments and (2) a consolidation of all these stand-alone statutory financial statements. This process is complicated, time-consuming and requires significant attention and time from our senior

Risk factors

accounting personnel at our subsidiaries and corporate headquarters. Moreover, U.S. GAAP accounting adjustments tend to result in large differences between our statutory and U.S. GAAP financial position and results of operations, and go through substantial senior management review. These difficulties are compounded by the fact that most of our operating subsidiaries were recently acquired and, although we continue to successfully integrate them into our business, significant differences exist in the accounting practices and the level of experience and qualifications of their respective accounting personnel. Most importantly, we undertook the process of preparing U.S. GAAP consolidated financial statements for the first time in the beginning of 2003, resulting in our 2001 and 2002 U.S. GAAP consolidated financial statements being completed in early 2004. In summary, our system of internal control over financial reporting is not designed for the preparation of U.S. GAAP consolidated financial statements and significant adjustments were required to prepare our U.S. GAAP consolidated financial statements for each of the three years ended December 31, 2003, and for the six-month periods ended June 30, 2004 and 2003.

We have taken several steps to correct the material weaknesses reported by our independent registered public accounting firm. In the past year, we hired six accounting personnel who are ACCA-qualified or have passed the Uniform CPA examination administered by American Institute of Certified Public Accountants with experience at other NYSE-listed Russian companies and at Big Four accounting firms in order to improve our U.S. GAAP capabilities. We engaged external consultants to help us correct the material weaknesses and improve our internal control over financial reporting. We have implemented a uniform framework for all our subsidiaries to report their financial information for the close and transformation processes for the preparation of U.S. GAAP consolidated financial statements. Having recently completed the 2003 and six months 2004 U.S. GAAP consolidated financial statements, our accounting personnel at all of our subsidiaries are becoming increasingly familiar with U.S. GAAP and the process of preparing U.S. GAAP consolidated financial statements, which should result in improvements in this process in the future. In addition, our management believes that each of our subsidiaries has effective internal controls (including closing processes) to produce reliable statutory financial statements. Our senior management also devotes significant attention to the preparation of U.S. GAAP consolidated financial statements in order to mitigate the potential effects of the reported material weaknesses.

Notwithstanding the steps we are taking to address these issues, we may not be successful in remedying these material weaknesses or preventing future material weaknesses. We will not be able to obtain the view of our independent registered public accounting firm on whether we have successfully remedied these material weaknesses until our independent registered public accounting firm conducts its audit of our U.S. GAAP consolidated financial statements for the year ending December 31, 2004, which will be completed during the first half of 2005. If we are unable to remedy the material weaknesses, we may not be able to prevent or detect a material misstatement of our annual or interim U.S. GAAP consolidated financial statements.

In addition, any failure to implement new or improved internal controls, or resolve difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and ADSs.

We depend on key accounting staff for the preparation of U.S. GAAP financial information. Given the competition for such personnel and the remote locations of our subsidiaries, our key accounting staff may leave our company, which could disrupt our ability to timely and accurately report U.S. GAAP financial information.

Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in

Risk factors

accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these standalone Russian statutory financial statements to prepare consolidated U.S. GAAP financial statements. This is a difficult task requiring U.S. GAAP-experienced accounting personnel at each of our subsidiaries and at our Moscow corporate offices. While we have hired accounting personnel who are CPAs and ACCA-qualified in the past year, Russia has available only a small number of accounting personnel with U.S. GAAP expertise. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of U.S. GAAP or other international standards. Such competition, combined with the remote locations of our subsidiaries which such personnel may not find suitable in comparison to other opportunities, makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave our company. Under these circumstances, we may have difficulty in remedying the material weaknesses identified by our independent registered public accounting firm and in the timely and accurate reporting of our financial information in accordance with U.S. GAAP.

The potential implementation by the Russian government of a law requiring companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition.

Much of the land occupied by privatized Russian companies, including most of our subsidiaries, was not included in the privatizations of these companies and is still owned by federal, regional or municipal governments. The companies use the land pursuant to a special title of perpetual use whereby they have the right to use the land but do not have the right to alienate such land.

The Russian Land Code requires privatized Russian companies to purchase or lease the land on which they operate, and gives the current government land owners broad discretion in setting the purchase price and lease terms. This requirement was scheduled to take effect on January 1, 2004, but implementation has been delayed by the Russian legislature to January 1, 2006. At present, we estimate that the cost of purchasing the land on which we operate would be approximately $115 million. Thus, if not eliminated or limited prior to implementation, the requirement that we purchase or lease the land we occupy will require significant expenditures by us and may have a material adverse effect on our financial condition.

Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.

In 2003, our Russian operations purchased approximately 2.2 billion kWh of electricity, representing 55% of their needs, from local subsidiaries of RAO UES, the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. This reform process could also cause disruptions to the supply of electricity to us. In addition, while subject to doubt as to whether it will be implemented as currently written, according to the Russian Energy Strategy approved by the Russian government in 2003, electricity tariffs for industrial users are expected to reach 3.2-3.6 cents per kWh by 2006. In 2003, our average cost of electricity was 2.7 cents per kWh. Assuming a price of 3.6 cents per kWh in 2003, our Russian operations would have incurred approximately $27 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector. If we are required to pay higher prices for electricity in the future, our costs will rise and our business and prospects could be materially adversely affected.

Risk factors

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom. Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government. These prices have been rising over the last few years. The average price for industrial consumers was approximately $24 per thousand cubic meters ($0.68 per thousand cubic feet) in 2003, and increased by 17% to approximately $28 per thousand cubic meters ($0.79 per thousand cubic feet) as of January 1, 2004. Further, domestic natural gas prices are significantly below Western European levels, which helps to provide us with a cost advantage over our competitors. Recently, in connection with Russia’s potential accession to the World Trade Organization, or WTO, Russia and the EU agreed that Russia would raise domestic gas prices to $37-42 per thousand cubic meters ($1.05-1.19 per thousand cubic feet) by 2006 and to $49-57 per thousand cubic meters ($1.39-$1.61 per thousand cubic feet) by 2010. Assuming a price of $42 per thousand cubic meters in 2003, our Russian operations would have incurred approximately $30 million in additional costs. If we are required to pay a higher price for natural gas, our costs will rise and our business and prospects could be materially adversely affected.

The planned reorganization of the Russian Railways Ministry exposes us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers, as well as to ports for onward transportation overseas. In 2003, legislation was enacted which sets out the framework for the reorganization of the Russian Railways Ministry into OAO Russian Railroads, a joint stock company, to be followed by the eventual privatization of certain of its functions. It is currently unclear whether this reorganization and privatization will be completed as per the timetable contemplated in the legislation or at all. Currently, the Russian government sets rail tariffs and may further increase these tariffs, as it has done in the past. If the privatization of Russian Railroads or other factors result in increased railway transport costs, our results of operations could be materially adversely affected.

In addition, Russia’s rolling stock is currently in a poor state of repair. Failure of Russian Railroads to upgrade its rolling stock within the next few years could result in a shortage of available working rolling stock, a disruption in transportation of our materials and products and cause rail tariffs to increase.

We face numerous protective trade restrictions in the export of our steel products.

We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The EU has a quota system in place with respect to Russian steel imports, and our exports to other European countries that may join the EU in the future will also become subject to the EU’s quota system. Our sales into the EU constituted approximately 20% of our steel segment sales in 2003, and we used 96% of our EU steel import quota allocation during 2003. The export of our steel into the EU is an important part of our growth strategy. If EU quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the EU and pursue our growth strategy could be limited.

The United States has a quota system in place with respect to certain Russian steel imports (hot-rolled flat-rolled carbon quality steel products and certain cut-to-length carbon steel plate). It also had a quota system in place with respect to imports of pig-iron, cold-rolled steel, slabs, zinc-plated sheets and some other products from Russia which expired on July 12, 2004. We may attempt to expand our steel product exports to the U.S. market. We expect, however, that depending on market conditions, the United States may impose new anti-dumping duties or other types of trade restrictions which might force us to decrease

Risk factors

our exports to the United States below current levels. In December 2003, the United States also withdrew safeguard measures in the form of tariffs on most Russian steel exports to the United States after the WTO’s Appellate Body had determined them to be inconsistent with the requirements of the WTO.

South Korea and Brazil have announced that they are also considering restrictions on steel imports in order to protect domestic producers. In January 2004, China imposed new anti-dumping duties on cold-rolled steel imports from Russia that are retroactive to September 2003 and will last for five years. In 2003, approximately 80% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. See “Business—Steel Business—Trade Restrictions.”

Russian export tariffs reduce the margins we can obtain for our nickel products.

The export of our nickel products out of Russia, excluding exports to certain other CIS countries, is subject to a 5% tariff prescribed by the Russian government, which results in lower margins in respect of our nickel products sales. The Russian government is considering indexing the tariff to world prices of nickel products as opposed to domestic prices, which would result in higher tariff payments and further reduce our margins from nickel products sales.

We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.

Russia has in place import tariffs with respect to certain steel products imported from outside of Russia, excluding certain other CIS countries. These tariffs generally amount to 5% of value, but also step up to 20% of value for certain higher value-added steel products. In addition, Russia has in place a 21% countervailing duty on Ukrainian rebars, which expires in 2005. Our Russian sales of steel products that are protected by these tariffs and duties accounted for approximately 38% of our steel segment revenues in 2003. We believe we benefit from these tariffs and duties because they prevent subsidized Ukrainian exports to Russia from reducing the prices we can obtain for these products in our domestic markets. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect our revenues and results of operations.

Recently, Russia and the EU agreed on terms for Russia’s entry into the WTO and, according to press reports, Russia may complete its negotiations with other countries to be able to join the WTO in 2005-2006. Russia’s future accession to the WTO could negatively affect our business and prospects. In particular, Russia’s entry into the WTO may require lowering or removing of tariffs and duties on steel products, causing increased competition in the domestic steel market from foreign producers. See also “—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.”

Further appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar. Our products are typically priced in rubles for domestic sales and in U.S. dollars (and, to a lesser extent, euros) for export sales, whereas the majority of our direct costs are incurred in rubles and, to a lesser extent, in other local currencies where our operations are based. Appreciation in real terms of the ruble against the U.S. dollar results in an increase in our costs relative to our revenues, adversely affecting our results of operations. In 2003, the ruble appreciated in real terms against the U.S. dollar by 13.6% according to the Russian Central Bank, and further real appreciation of the ruble against the U.S. dollar may materially adversely affect our results of operations.

Risk factors

Estimates of our reserves are subject to uncertainties.

The estimates concerning our reserves contained in this prospectus are subject to considerable uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of production in the future. Actual production results may differ significantly from reserve estimates. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of coal, iron ore or nickel.

We are subject to mining risks.

Our business operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with our open-pit mining operations include:

•	flooding of the open pit;
•	collapses of the open-pit wall;
•	accidents associated with the operation of large open-pit mining and rock transportation equipment;
•	accidents associated with the preparation and ignition of large-scale open-pit blasting operations;
•	production disruptions due to weather; and
•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with our underground mining operations include:

•	underground fires and explosions, including those caused by flammable gas;
•	cave-ins or ground falls;
•	discharges of gases and toxic chemicals;
•	flooding;
•	sinkhole formation and ground subsidence; and
•	other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as liability for us. The liabilities resulting from any of these risks may not be adequately covered by insurance, and we may incur significant costs that could have a material adverse effect upon our business, results of operations and financial condition.

More stringent environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations in the jurisdictions where we operate may have a significant negative effect on our operating results.

Our operations and properties are subject to environmental, health and safety and other laws and regulations in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulphur oxide, sulphuric acid, nitrogen ammonium, sulphates, nitrites, phenicols and sludges (including sludges containing crome, copper, nickel, mercury and zinc). The discharge, storage and disposal of such hazardous waste is

Risk factors

subject to environmental regulations, including some requiring the clean-up of contamination and reclamation, such as requirements for cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable.

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. For example, a recent news article cited us as Russia’s tenth worst polluter. Environmental legislation in the jurisdictions where we operate, however, is generally weaker, and less stringently enforced, than in the EU or the United States. More stringent standards may be introduced or enforcement increased in Russia and elsewhere where we conduct our operations. Based on the current regulatory environment in these jurisdictions, as of June 30, 2004, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $23.6 million for asset retirement obligations (ARO), consistent with U.S. GAAP requirements and an accrual in the amount of $3.6 million for our commitment to spend that amount for environmental protection measures at our subsidiary Industria Sarmei in Romania. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a production facility which has violated environmental standards. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our business could suffer significantly and our operating results would be negatively affected.

In addition, we are generally not indemnified against environmental liabilities or any required land reclamation expenses of our acquired businesses that arise from activities that occurred prior to our acquisition.

Russia’s ratification of the Kyoto Protocol may negatively affect us.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, if ratified by the requisite number of signatory countries, would require the signatory countries to make substantial reductions in “greenhouse gas” emissions. On September 30, 2004, Russia’s government approved the Kyoto Protocol and Russian government officials have indicated that the ratification bill would be submitted to the Duma, or Russia’s lower house of Parliament, so it can be ratified by the end of 2004. If ratified by Russia, the Kyoto Protocol will enter into force for all countries that have ratified it. As a step towards implementing the Kyoto Protocol, the EU has adopted a number of acts setting higher environmental standards. Even if Russia does not ratify the Kyoto Protocol, the EU will most likely unilaterally apply provisions of the Kyoto Protocol, raising environmental standards.

Russian industrial technologies may not be able to comply with the raised environmental standards of the EU and such non-compliance may become an additional basis for restricting Russian steel exports to the European market. The amount of EU anti-dumping duty on Russian exports may be increased as a result of adjustments to the relatively low environmental component of production costs of Russian companies used in the calculation of the EU dumping margin.

Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.

Our business depends on the continuing validity of certain licenses and the issuance of certain new licenses and our compliance with the terms thereof, including subsoil licenses for our mining operations. Regulatory authorities exercise considerable discretion in the timing of license issuance, renewal and monitoring licensees’ compliance with license terms. Requirements imposed by these authorities may be

Risk factors

costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise engage in the licensing process, including through intervention in courts and political pressure. Accordingly, the licenses we need may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict our ability to conduct our operations or to do so profitably.

Our competitors may also seek to deny our rights to develop certain natural resource deposits by challenging our compliance with tender rules and procedures or compliance with license terms. Political factors can also affect whether non-compliance with licensing regulations and terms of our licenses could lead to suspension or termination of our licenses and permits, and to administrative, civil and criminal liability.

We have a limited history of renewing our subsoil licenses. We recently extended the subsoil license for the Tatianinsk deposit, which was set to expire in June 2002, for a 10-year period. We have not had a need to extend any of our other subsoil licenses. Our five coal subsoil licenses expire on dates falling in 2012 through 2014; our three iron ore subsoil licenses expire on dates falling in 2009 through 2014; and our two nickel subsoil licenses expire on dates falling in 2012 and 2013. See “Business—Mining Business—Mineral Reserves.”

Accordingly, these factors may seriously affect our ability to obtain or renew necessary licenses, and if we are unable to obtain or renew necessary licenses or we are only able to obtain them with newly-introduced material restrictions, we may be unable to realize our reserves and our business and results of operations could be materially adversely affected.

In addition, as part of their obligations under licensing regulations and the terms of our licenses and permits, our companies have to comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and a system of quality control, monitor our operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, which are entitled to control and inspect their activities. In the event that the licensing authorities discover a material violation by our company, we may be required to suspend our operations or incur substantial costs in eliminating or remedying such violation, which could have a material adverse effect on our business or results of operations.

Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations.

Most of the existing subsoil licenses in Russia date from the Soviet era. During the period between the dissolution of the Soviet Union in August 1991 and the enactment of the first post-Soviet subsoil licensing law in the summer of 1992, the status of subsoil licenses and Soviet-era mining operations was unclear, as was the status of the regulatory authority governing such operations. The Russian government enacted the Procedure for Subsoil Use Licensing, or Licensing Regulation, on July 15, 1992, which came into effect on August 20, 1992. As was common with legislation of this time, the Licensing Regulation was passed hastily, without adequate consideration of transition provisions, and contained numerous gaps. In an effort to address the problems in the Licensing Regulation, the Ministry of Natural Resources issued ministerial acts and instructions that attempted to clarify and, in some cases, modify the Licensing Regulation. Many of these acts contradicted the law and were beyond the scope of the Ministry’s authority, but subsoil licensees had no option but to deal with the Ministry in relation to subsoil issues and comply with its ministerial acts and instructions. Thus, it is possible that licenses applied for and/or issued in reliance on the Ministry’s acts and instructions could be challenged by the

Risk factors

prosecutor general’s office as being invalid. In particular, deficiencies of this nature subject subsoil licensees to selective and arbitrary governmental claims.

Legislation on subsoil rights still remains internally inconsistent and vague, and the Ministry’s acts and instructions are often arguably inconsistent with legislation. Subsoil licensees thus continue to face the situation where both failing to comply with the Ministry’s acts and instructions and choosing to comply with them places them at the risk of being subject to arbitrary governmental claims, whether by the Ministry or the prosecutor general’s office.

A provision that a license may be suspended or terminated if the licensee does not comply with the “significant” or “material” terms of a license is an example of such a deficiency in the legislation. However, the Ministry of Natural Resources has not issued any interpretive guidance on the meaning of these terms. Similarly, under Russia’s civil law system, court decisions on the meaning of these terms do not have any precedential value for future cases and, in any event, court decisions in this regard have been inconsistent. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used to challenge our subsoil rights selectively and arbitrarily.

Moreover, during the tumultuous period of the transformation of the Russian planned economy into a free market economy in the 1990s, documentation relating to subsoil licenses was not properly maintained and, in many cases, was lost or destroyed. Initially, during the period between the dissolution of the Soviet Union and the privatizations of the mid-1990s, as state subsidies ceased, many mining operations were forced to shut down or scale back production. In addition, during this time, complete governmental planning and oversight ceased, leaving the local management ill-equipped to operate these businesses, which faced severe liquidity problems. The employees, who were often unpaid for months, had little incentive to look after the businesses. In these circumstances, the maintenance of documentation relating to subsoil licenses, as well as compliance with the administrative requirements of the legislation of this period, was not a priority for management. The situation did not significantly improve as these mines were privatized in the mid-1990s, primarily since most Russian businesses during these times continued to face severe liquidity problems and the management focused on the operation of these mines. Thus, in many cases, although it may be clearly evident that a particular enterprise has mined a licensed subsoil area for decades, the historical documentation relating to their subsoil licenses may not be complete.

If, through governmental or other challenges, our licenses are suspended or terminated we would be unable to realize our reserves, which could materially adversely affect our business and results of operations.

Our Romanian operations face certain risks.

Romania is not self-sufficient in energy resources. Domestic energy prices, which are significantly higher than the prices we pay in Russia, have recently increased and may continue to increase in the future, which might hurt the profitability of our operations in Romania. For example, in 2003, the price of natural gas increased by approximately 30% in Romania and has been steadily increasing in 2004 at the rate of 5% per quarter. Shortages in energy supplies (including administrative limitations during peak usage) may limit our production capacity and efficiency and hinder our output. Our Romanian operations also purchase significant amounts of raw materials, such as scrap, for which prices increased significantly in 2003 and, while fluctuating considerably in 2004, scrap prices are expected to exceed 2003 levels at the end of this year. If we are unable to obtain these raw materials on economic terms, the operations of our Romanian subsidiaries could be materially adversely affected.

Risk factors

In addition, preparations in Romania for its possible admission into the EU will result in increased environmental liabilities and expenditures and labor costs for our Romanian operations, as well as potential trade duties and quotas on the export of steel finished and semi-finished products into Romania.

We also committed to make capital investments of approximately $21.1 million at COST and approximately $19.0 million at Industria Sarmei, as well as to maintain labor force levels over the next five years at these Romanian facilities in connection with their acquisition. Although we have complied with these undertakings to date, our failure to comply in the future could result in the forfeiture of part of our ownership stake in these companies.

We will be controlled by two shareholders who run our business and affairs collectively and whose interests could conflict with those of the holders of the ADSs.

Following the offering and depending on whether the underwriters exercise their over-allotment option in full, between 84.45% and 85.95% of our outstanding common shares will be owned by the Chairman of our Board of Directors, Mr. Igor Zyuzin, and our Chief Executive Officer, Mr. Vladimir Iorich. These two shareholders have acted in concert since signing an Ownership, Control and Voting Agreement dated August 1, 1995, which requires them to vote the same way. See “Principal and Selling Shareholders—Ownership, Control and Voting Agreement of August 1, 1995” for more information regarding this agreement. Following this offering, these two shareholders will continue to be bound by this agreement. This agreement will give them control over us and the ability to elect a majority of the directors, appoint management, issue additional shares and approve certain actions requiring the approval of a majority of our shareholders. The interests of these shareholders could conflict with those of holders of ADSs and materially adversely affect your investment.

In addition, these two shareholders currently provide leadership to the group as a team and consult extensively with each other before significant decisions are made. This may slow the decision-making process, and a disagreement among these individuals could prevent key strategic decisions from being made in a timely manner. In the event these shareholders are unable to continue to work well together in providing cohesive leadership, our business could be harmed.

Our competitive position and future prospects depend on our senior management’s experience and expertise.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team, particularly our Chairman and our Chief Executive Officer. The loss or diminution in the services of members of our senior management team or an inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on our business, financial condition, results of operations or prospects. Moreover, competition in Russia for personnel with relevant expertise is intense due to the small number of qualified individuals, and this situation seriously affects our ability to retain our existing senior management and attract additional qualified senior management personnel.

In the event the title to any privatized company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

Almost all of our business consist of privatized companies, and our business strategy will likely involve the acquisition of additional privatized companies. Privatization legislation in Russia is generally considered to be vague, internally inconsistent and in conflict with other domestic legislation. As the statute of limitations for challenging transactions entered into in the course of privatizations is 10 years, any transfers of title or ownership interests under privatizations are still vulnerable to challenge,

Risk factors

including selective action by governmental authorities. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, including Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant, Southern Kuzbass Coal Company, Beloretsk Metallurgical Plant, Urals Stampings Plant, Korshunov Mining Plant or Izhstal, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in such company or its assets, which could materially affect our business and results of operations.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Russian Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. This legislation is vague in certain parts and subject to varying interpretations. If the Federal Antimonopoly Service were to conclude that an acquisition or the creation of a new company was done in contravention of applicable legislation and competition has been reduced as a result, it could impose administrative sanctions and require the divestiture of this company or other assets, adversely affecting our business strategy and our results of operations.

In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

We own less than 100% of the equity in many of our subsidiaries, with the remaining equity balance being held by minority shareholders. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Interested Party Transactions.” These transactions may not always have been properly approved, and therefore may be challenged by minority shareholders. In some cases, minority shareholders may not approve transactions which are interested party transactions requiring approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts.

As of June 30, 2004, approximately 88% of our employees were represented by trade unions. Although we have not experienced any business interruption at any of our businesses as a result of labor disputes from the dates of their respective acquisition by us and we consider our employee relations to be good, large union representation subjects our businesses to interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing arrangements with trade unions also may not be renewed on terms favorable to us. In such events, our business and results of operations could be materially adversely affected.

Risk factors

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel or for third-party liability, other than customary insurance coverage with respect to our international trading operations and sales. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity, for which we would not be compensated. For example, if substantial production capacity were lost at our Chelyabinsk Metallurgical Plant, which is our primary steel production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

Russian currency control regulations hinder our ability to conduct our business.

Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar. The Central Bank of Russia has from time to time imposed various currency control regulations in attempts to support the ruble, and may take further actions in the future. For example, Central Bank regulations currently require us to convert into rubles 25% of our export proceeds. Furthermore, the government and the Central Bank may impose additional requirements on cash inflows and outflows into and out of Russia or on use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions, or from successfully implementing our business strategy.

A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank (except for opening bank accounts outside Russia), envisaging instead the implementation of generally applicable restrictions on currency operations. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Exchange Controls” for further description of Russia’s currency control regulations. As the evolving regulatory regime is very recent and untested, it is unclear whether it will be more or less restrictive than the prior laws and regulations it has replaced.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially affect our results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian courts and implemented, our future financial results could be

Risk factors

adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which could have an adverse effect on our financial condition and results of operations. See also “—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our ADSs.”

RISKS RELATED TO OUR ADSs AND THE TRADING MARKET

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that you could lose all your rights to those shares if the depositary’s assets in Russia are seized or arrested. In that case, you would lose all the money you invested.

Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the states of the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real owners. In those jurisdictions, an action against the depositary, the legal owner, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. We do not know yet whether the shares underlying the ADSs may be seized or arrested in Russian legal proceedings against a depositary. In the past, a lawsuit was filed against a depositary bank other than Deutsche Bank Trust Company Americas seeking the seizure of various Russian companies’ shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against Deutsche Bank Trust Company Americas, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved would lose their rights to such underlying shares.

The holder of an ADS cannot withdraw the shares underlying the ADS prior to the registration of a placement report for these shares, and the failure to register this placement report could result in the offering being held invalid and being withdrawn.

Pursuant to Russian law and under the terms of the deposit agreement, all ADSs shall be deemed “pre-released” until a report regarding the placement of shares underlying the ADSs is registered by the Russian Federal Service for the Financial Markets. Until the report is registered, the holder of an ADS cannot withdraw the shares underlying the ADSs it holds or instruct the depositary to exercise voting rights with respect to the shares that will underlie the ADSs, as the holder would ordinarily be able to do. The form of the placement report requires us to disclose information about the recipients of the newly issued shares and the total number of shares actually placed. For purposes of such disclosure requirements, we will name the depositary as the recipient of the newly issued shares. The Federal Service for the Financial Markets is statutorily required to make its decision within two weeks after we file the placement report, but the current practice is that registration of a placement report takes between 30 and 44 days after filing. We may not file the placement report until after the closing of this offering. Accordingly, registration of the placement report may occur later than one month after the closing date for the offering or may not occur at all.

The Federal Service for the Financial Markets may refuse to register the placement report or delay its registration in the event that we violated Russian law in the issuance process or if the placement report

Risk factors

contains false information. In the case of any such refusal or delay, the Federal Service for the Financial Markets must notify us of the alleged violation. If we fail to rectify the violation within the period specified by the Federal Service for the Financial Markets, which is generally 30 days, the placement will be held invalid. Additionally, prior to registration of the placement report, the Federal Service for the Financial Markets may declare the placement invalid to protect investors’ rights. If the Federal Service for the Financial Markets declares the placement invalid, it will not register the placement report, the underlying shares will be cancelled, and we will be required by Russian law to return the proceeds we receive in this offering. In addition to the Federal Service for the Financial Markets, under Russian law, a court may also hold the placement invalid if the issuer violated Russian law in the issuance process or if the documents submitted to the Federal Service for the Financial Markets or its predecessor agency contained false information.

Pending the registration of the placement report, the proceeds of this offering to us and the selling shareholders will be deposited in rubles in escrow-type accounts and in U.S. dollars in escrow accounts, respectively. See “Escrow of Proceeds and Registration of Placement Report.”

In the event that the registration of the placement report does not occur within 60 days after the closing date, or such other date to which we, the selling shareholders and the underwriters agree, called the termination date, we will be required to issue a press release and to notify the depositary, the escrow agent, the bank holding the escrow-type account, the underwriters and the New York Stock Exchange by the close of business on the termination date of the termination of this offering. In this instance, pursuant to the terms of the escrow and escrow-type account agreements and the underwriting agreement, all funds received in respect of the ADSs in the escrow-type and escrow accounts, together with interest, if any, accrued thereon for the period from the closing date to the termination date, and any additional amounts necessary so that the funds being released would be equal (after conversion of all ruble funds into U.S. dollars) to the original U.S. dollar proceeds of the offering will be released to the depositary. The depositary will promptly distribute in U.S. dollars through DTC to the holders of the ADSs as of the termination date the funds it has received from the escrow and escrow-type accounts in accordance with the provisions of the deposit agreement applicable to cash dividends and distributions. See “Description of American Depositary Shares—Share Dividends and Other Distributions—How will I receive dividends and other distributions on the shares underlying my ADSs?—Cash” for more information.

The amount returned to the then-holders of the ADSs in the event that the registration of the placement report does not occur will be the public offering price together with interest accrued, if any, and will be paid to the holders of the ADSs as of the time of such cancellation regardless of prior trading and the then-prevailing market price for the ADSs. Any attempt to claim damages from us for the difference between the public offering price together with interest accrued, if any, and the then-prevailing market prices for the ADSs would be subject to significant difficulties. See “Limitation on Enforcement of Civil Liabilities” for more information. Moreover, the return of the funds may be delayed due to Russian currency control regulations, and may be prevented if there is a change in such regulations. See “—Risks Relating to Our Business and Industry—Russian currency control regulations hinder our ability to conduct our business.”

Your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

You will be able to exercise voting rights with respect to the common shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. However, there are practical limitations upon your ability to exercise your voting rights due to the additional procedural steps involved in communicating with you. For example, the Federal

Risk factors

Law on Joint Stock Companies of December 26, 1995, or the Joint Stock Company Law, and our charter require us to notify shareholders at least 20 days in advance of any meeting, at least 30 days in advance of a meeting relating to a reorganization and at least 50 days in advance of an extraordinary meeting relating to election of directors. Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you notice of such meeting, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of common shares. ADSs for which the depositary does not receive timely voting instructions will not be voted.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, this regulation remains untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. See “Description Of American Depositary Shares—Voting Rights” for a description of the voting rights of holders of ADSs.

Because there has been no prior active public trading market for our common shares and ADSs, this offering may not result in an active or liquid market for our ADSs, and their price may be highly volatile.

Before this offering, there has been no public trading market for our ADSs and no active public market for our common shares. Although our ADSs have been admitted for listing on the New York Stock Exchange, an active public market may not develop or be sustained after this offering. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If a liquid trading market for our ADSs does not develop, the price of our ADSs may be more volatile and it may be more difficult to complete a buy or sell order for our ADSs.

The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the shares underlying the ADSs from the depositary (following the registration of the placement report with the Federal Service for the Financial Markets), there is very limited public free float of our shares (constituting less than 0.02%) on RTS, the Russian stock exchange where they are currently listed. In addition, the shares being sold by the company in this offering cannot be sold on the RTS until three months from the date of the registration of the placement report. During the period from the registration of the placement report until such time as the shares being sold by the company can be traded on the RTS (expected to be up to three months from the registration of the placement report), when you cancel your ADSs and deliver them to the depositary, you will receive shares being sold by the selling shareholders, and only if all such shares shall have been withdrawn will you receive shares being sold by the company, irrespective of how you acquired your ADSs. Nevertheless, depending upon the demand for withdrawals, you may only be able to withdraw shares that cannot be sold on RTS during this period.

Risk factors

The trading prices of the ADSs may be subject to wide fluctuations in response to many factors, including:

•	variations in our operating results and those of other steel and mining companies;
•	variations in national and industry growth rates;
•	actual or anticipated announcements of technical innovations or new products or services by us or our competitors;
•	changes in governmental legislation or regulation;
•	general economic conditions within our business sector or in Russia; or
•	extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

In addition, the Russian stock market has experienced extreme price and volume fluctuations. These market fluctuations could adversely affect the value of our ADSs. Moreover, the market price of our ADSs may decline below the offering price, which will be determined by negotiation between us and representatives of the underwriters.

You may be unable to repatriate your earnings from our ADSs.

Russian legislation currently requires dividends on common shares to be paid in rubles and permits such ruble funds to be converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble- and ruble-denominated investments.

You will experience immediate and substantial dilution.

The initial public offering price of the ADSs is substantially higher than the pro forma consolidated net tangible book value per ADS. You will pay a price per ADS that substantially exceeds the value of our assets after subtracting our liabilities. Additionally, holders of ADSs will contribute •% of our total capitalization, but will own only 10.0% of our total equity outstanding, assuming no exercise of the underwriters’ over-allotment option. Therefore, you will incur immediate and substantial dilution in net tangible book value per ADS of $•, assuming no exercise of the underwriters’ over-allotment option.

Future sales of shares or ADSs may affect the market price of our shares and ADSs.

Sales, or the possibility of sales, of substantial numbers of our shares or ADSs in the public markets, including the Russian stock market, following the offering could have an adverse effect on the market trading prices of our ADSs. Our subsequent equity offerings may reduce the percentage ownership of our shareholders. Moreover, newly issued preferred shares may have rights, preferences or privileges senior to those of our common shares.

You may not be able to benefit from the United States-Russia double tax treaty.

In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding at a 15% rate for legal entities, and at the rate of 30% for individuals. This tax may

Risk factors

be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders. However, the Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by the absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and it is unclear how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty. See “Taxation—Russian Income and Withholding Tax Considerations—United States-Russia Income Tax Treaty Procedures” and “—Taxation of Dividends” and “United States Federal Income Tax Considerations—Taxation of dividends on common shares or ADSs” for a more detailed discussion of this issue and administration procedures.

Capital gain from sale of ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains arising from the disposition of Russian shares and securities, such as our common shares, as well as financial instruments derived from such shares, such as our ADSs, may be subject to Russian income or withholding taxes. However, no procedural mechanism currently exists to withhold any capital gains or for subsequent remittance of such amounts to the Russian tax authorities with respect to sales made between non-residents or sales of ADSs on the New York Stock Exchange. See “Taxation—Russian Income and Withholding Tax Considerations—United States-Russia Income Tax Treaty Procedures.”

You may have limited recourse against us and our directors and executive officers because we generally conduct our operations outside the United States and all of our directors and executive officers reside outside the United States.

Our presence outside the United States may limit your legal recourse against us. Mechel Steel Group is incorporated under the laws of the Russian Federation. All of our directors and executive officers reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may not be able to effect service of process within the United States upon us or our directors and executive officers or to enforce in U.S. court judgments obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts’ inability to enforce such orders and corruption.

Risk factors

RISKS RELATING TO THE POLITICAL ENVIRONMENT IN RUSSIA

Political and governmental instability could adversely affect the value of our ADSs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000, and reelected for a second term on March 14, 2004. While President Putin maintained governmental stability and even accelerated the reform process during his first term, he may adopt a different approach over time. In February 2004, for example, President Putin dismissed his entire cabinet, including the prime minister. This was followed on March 12, 2004, by President Putin’s announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, President Putin has recently proposed that the executives of sub-federal political units be no longer directly elected by population but instead be nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Further, President Putin has proposed to eliminate individual races in State Duma elections, so that voters would only cast ballots for political parties. These new structures are largely not yet finalized and implemented.

Future changes in government, major policy shifts or lack of consensus between President Putin, the prime minister, Russia’s parliament and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our company and the value of investments in Russia, like our ADSs.

Political and other conflicts create an uncertain operating environment that hinders our long-term planning ability and could adversely affect the value of investments in Russia.

The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently carrying out our business strategy. See also “—Risks Relating to Our Business and Industry—In the event the title to any privatized company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets” and “—Risks Relating to the Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment

Risk factors

for investment and business activity and thus could have a material adverse effect on our business and the value of our ADSs.”

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, and a number of fatal terrorist attacks have been carried out by Chechen terrorists throughout Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, like our ADSs.

RISKS RELATING TO THE ECONOMIC ENVIRONMENT IN RUSSIA

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our ADSs to suffer.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in emerging markets. Investors should also note that emerging markets such as Russia are subject to rapid change and that the information set out herein may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in stock markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, emerging market companies can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Russian economy remains relatively stable, financial turmoil in any emerging market country could seriously disrupt our business, as well as result in a decrease in the price of our ADSs.

Economic instability in Russia could adversely affect our business.

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

•	significant declines in gross domestic product;
•	hyperinflation;
•	an unstable currency;
•	high government debt relative to gross domestic product;
•	a weak banking system providing limited liquidity to Russian enterprises;
•	a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
•	significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
•	widespread tax evasion;
•	the growth of black and gray market economies;

Risk factors

•	pervasive capital flight;
•	high levels of corruption and the penetration of organized crime into the economy;
•	significant increases in unemployment and underemployment; and
•	the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998. This further impaired the ability of the banking sector to act as a reliable and consistent source of liquidity to Russian companies, and resulted in the loss of bank deposits in some cases.

Russia’s inexperience with a market economy also poses numerous risks. The failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

Recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation—may not continue or may be abruptly reversed. Additionally, because Russia produces and exports large quantities of oil and natural gas, the Russian economy is especially vulnerable to fluctuations in the price of oil and natural gas on the world market and a decline in the price of oil or natural gas could significantly slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have created significant uncertainty about the supply of oil and natural gas and delayed the expected recovery of the global economy, and such future events may continue to adversely affect the global economic environment, which could result in a decline in the demand for oil and natural gas. A strengthening of the ruble in real terms relative to the U.S. dollar, changes in monetary policy, inflation or other factors could adversely affect Russia’s economy and our business in the future. Any such market downturn or economic slowdown could also severely limit our and our customers’ access to capital, also adversely affecting our and our customers’ businesses in the future.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Further, in Russia, bank deposits generally are not insured.

Risk factors

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Russian Central Bank has recently revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There is currently a limited number of creditworthy Russian banks, most of which are located in Moscow. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks. Nonetheless, we hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks, in part because we are required to do so by Central Bank regulations and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity.

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, during the winter of 2000-2001, electricity and heating shortages in Russia’s far-eastern Primorye Region seriously disrupted the local economy. In August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile phones for weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for use and safety. The federal government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. Russia’s poor physical infrastructure disrupts the transportation of goods and supplies and adds costs to doing business in Russia, and further deterioration in the physical infrastructure could have a material adverse effect on our business. In addition, there are a number of nuclear and other dangerous installations in Russia where safety systems to contain ecological risks may not be sufficiently effective. The occurrence of accidents in these installations, as well as the generally unfavorable ecological situation in Russia, may also have a material adverse effect on our business.

RISKS RELATING TO THE SOCIAL ENVIRONMENT IN RUSSIA

Crime and corruption could disrupt our ability to conduct our business.

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority, reduced policing and increased lawlessness. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property

Risk factors

crimes in large cities have increased substantially. In addition, the local and international press have reported high levels of official corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain individuals. Additionally, published reports have indicated that a significant number of Russian media outlets regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption or illegal activities may in the future bring negative publicity, which could disrupt our ability to conduct our business effectively and could thus materially adversely affect the value of our ADSs.

Social instability could increase support for renewed centralized authority, nationalism or violence, materially adversely affecting our ability to conduct our business.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living in Russia have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. This type of labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, nationalism, restrictions on foreign involvement in the Russian economy and violence. Any of these or similar consequences of social unrest could restrict our operations and lead to the loss of revenue, materially adversely affecting us.

RISKS RELATING TO RUSSIAN LEGISLATION AND THE RUSSIAN LEGAL SYSTEM

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our ADSs.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

•	inconsistencies among (1) federal laws; (2) decrees, orders and regulations issued by the president, the government and federal ministries; and (3) regional and local laws, rules and regulations;
•	the lack of judicial and administrative guidance on interpreting Russian legislation;
•	substantial gaps in the regulatory structure due to delay or absence of implementing regulations;
•	the relative inexperience of judges and courts in interpreting Russian legislation;
•	corruption within the judiciary;
•	a high degree of unchecked discretion on the part of governmental authorities; and
•	bankruptcy procedures that are not well developed and are subject to abuse.

For example, over the last year one of our competitors tried to keep our iron ore operations, Korshunov Mining Plant, from emerging from bankruptcy proceedings in order to prevent us from exercising our rights as the controlling shareholder, even though creditors representing almost all of its debt had agreed to a settlement plan. In September 2003, a Russian commercial court approved a settlement agreement.

Under Russian corporate law, negative net assets calculated on the basis of Russian accounting standards, or RAS, can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities. Numerous Russian companies have negative net assets due to very low

Risk factors

historical asset values reflected on their RAS balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. In a highly-publicized case a few years ago, a court ordered the liquidation of a company with negative net assets, although it was otherwise solvent. We currently have and may have in the future subsidiaries with negative net assets under RAS, and thus are subject to the potential for arbitrary government action in this regard.

Moreover, the regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include

•	the Federal Service for the Financial Markets;
•	the Ministry of Finance;
•	the Federal Antimonopoly Service;
•	the Central Bank of Russia; and
•	various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Additionally, several fundamental laws have only recently become effective. The enactment of new legislation in the context of a rapid evolution to a market economy and the lack of consensus about the scope, content and pace of economic and political reforms has resulted in ambiguities, inconsistencies and anomalies in the overall Russian legal system. The enforceability and underlying constitutionality of many recently enacted laws are in doubt, and many new laws remain untested. For example, the regulations governing approvals by the Russian Federal Service for the Financial Markets of placement reports in offerings like this, as well as the regulations regarding issuance of permissions for depositary receipt programs and voting by depositaries at the instruction of ADS holders, are relatively new and untested. This makes it difficult to assess the risk that the placement report will not be registered and that the shares underlying the ADSs in this offering will be cancelled. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our legal rights, including rights under our contracts, or to defend ourselves against claims by others.

The judiciary’s lack of independence and inexperience, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, which could have a material adverse effect on our business or the value of our ADSs.

The independence of the judicial system and the prosecutor general’s office and their immunity from economic, political and nationalistic influences in Russia is less than complete. The court system is

Risk factors

understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and court orders are not always enforced or followed by law enforcement agencies. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are often used in furtherance of political aims, which the courts themselves support. We may be subject to such claims and may not be able to receive a fair hearing.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation was enacted to protect private property against expropriation and nationalization. However, it is possible that, due to the lack of experience in enforcing these provisions and political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Some government entities have tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, could have a material adverse effect on our business.

Unlawful, selective or arbitrary government action may have an adverse effect on our business and the value of our ADSs.

Governmental authorities have a high degree of discretion in Russia and at times act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. S&P has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, in 2003 and thus far in 2004, the Ministry for Taxes and Levies has begun to aggressively crack down on certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective.

Unlawful, selective or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of our ADSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code and the Joint Stock Company Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person. The person capable of determining such decisions is called an “effective parent.” The person whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons, and

Risk factors

•	the effective parent gives obligatory directions to the effective subsidiary.

Moreover, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, given our status as a holding company, we could be liable in some cases for debts of our consolidated Russian subsidiaries. The total liabilities of our consolidated Russian subsidiaries, as of June 30, 2004, was $966.8 million, excluding intercompany indebtedness.

Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate action, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of action. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Description of Capital Stock—Rights Attaching to Common Shares” for a more detailed description of some of these protections. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of voting power at a shareholders meeting, they are in a position to approve amendments to the charter of the company, which could be prejudicial to the interests of minority shareholders. It is possible that our majority shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of your investment in our ADSs. See “—Risks Relating to Our Business and Industry—We will be controlled by two shareholders who run our business and affairs collectively and whose interests could conflict with those of the holders of the ADSs” for more discussion of the potential control our current shareholders may have following this offering.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially adversely affect the value of your investment in our ADSs.

Risk factors

While the Joint Stock Companies Law provides that shareholders owning not less than 1% of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date do not have experience with respect to such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of ADSs.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Russian law provides that shareholders, including holders of our ADSs, that voted against or did not participate in voting on certain matters have the right to sell their shares to the company at market value, as determined in accordance with Russian law. The decisions that trigger this right to sell shares include

•	decisions with respect to reorganization;
•	approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 25% of the book value of our assets calculated according to Russian accounting standards; and
•	amendment of our charter that restricts the shareholder’s rights.

Our obligation to purchase the shares in these instances is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon. Our or our subsidiaries’ obligation to purchase shares in these circumstances could have an adverse effect on our cash flows and our business.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your ADSs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the agreement governing the deposit of ADSs, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Description of Capital Stock—Registration and Transfer of Shares” and “Description of American Depositary Shares—Registrar” for more discussion of the share registration system and registrars in the Russian Federation.

Risk factors

Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our ADSs.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•	income taxes;
•	value-added tax, or VAT;
•	excise taxes;
•	unified social tax; and
•	property tax.

The tax environment in Russia has historically been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. Because of the political changes which have occurred in Russia over the past several years, there have recently been significant changes to the Russian taxation system.

Global tax reform commenced in 1999 with the introduction of Part One of the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force on January 1, 2001; the profits tax and mineral extraction tax chapters came into force on January 1, 2002; and the newly introduced corporate property tax chapter of the Tax Code came into force on January 1, 2004.

In practice, the Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation ruled that VAT paid on a commercial enterprise’s purchases, or input VAT, cannot be offset against VAT collected from sales to the extent that the input VAT was incurred on items purchased with borrowed funds.

Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group. In addition, pursuant to legislation that entered into force on January 1, 2002, payments of intercompany dividends between two Russian entities are subject to a withholding tax of 6% at the time they are paid out of profits, though this tax does not apply to dividends once they have already been taxed.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could adversely affect our business and the value of our ADSs.

Risk factors

RISKS RELATING TO OTHER JURISDICTIONS

We also face risks associated with conducting business in the countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe.

We currently have two steel mills in Romania, a hardware plant in Lithuania and coal operations in Kazakhstan. We may acquire additional operations in the countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe. As with Russia, these countries are emerging markets subject to greater political, economic, social and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in “—Risks Relating to the Economic Environment in Russia,” “—Risks Relating to the Social Environment in Russia” and “—Risks Relating to Russian Legislation and the Russian Legal System.”

Moreover, these countries are new operating environments for us, which are located, in many instances, a great distance from our Russian operations and across multiple international borders. We thus expect to have less control over their activities and these businesses may face more uncertainties with respect to their operational needs. These factors may hurt the profitability of our current and future operations in these countries.

Cautionary note regarding forward-looking statements

Matters discussed in this prospectus may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and include statements regarding:

•	strategies, outlook and growth prospects;
•	future plans and potential for future growth;
•	liquidity, capital resources and capital expenditures;
•	growth in demand for our products;
•	economic outlook and industry trends;
•	developments of our markets;
•	the impact of regulatory initiatives; and
•	the strength of our competitors.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Russian economy, political stability in Russia, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports to be filed by us with the Securities and Exchange Commission, or the SEC.

Except to the extent required by law, neither we, nor any of our agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this prospectus.

Escrow of proceeds and registration of placement report

Under Russian law, placement of the shares underlying the ADSs we offer pursuant to this prospectus is subject to our registration of a placement report with the Federal Service for the Financial Markets. The placement report may not be filed with the Federal Service for the Financial Markets until after the closing of this offering. We intend to file the placement report as soon as practicable following the closing of the offering. The Federal Service for the Financial Markets is statutorily required to make its decision within two weeks after we file the placement report but the current practice is that registration of a placement report takes between 30 and 44 days after filing.

Accordingly, prior to the registration of the placement report by the Federal Service for the Financial Markets, all sums paid for the ADSs will be held in escrow and escrow-type accounts. The underwriting agreement and agreements governing these accounts will provide that, pending the registration of the placement report by the Federal Service for the Financial Markets, the proceeds of this offering will be deposited as follows:

•	the net proceeds to us will be converted into rubles and deposited in ruble-denominated escrow-type accounts at Raiffeisenbank Austria ZAO, a Russian subsidiary of Raiffeisenbank Zentralbank Österreich AG; and
•	the underwriters’ commission and the net proceeds to the selling shareholders will be deposited in a U.S. dollar-denominated escrow account at UBS AG.

As Russian law does not allow for escrow accounts of the nature commonly seen in the United States, we have entered into a series of agreements with Raiffeisenbank Austria ZAO to replicate in substance the functions of an escrow account. We refer to the accounts established under these agreements as “escrow-type” accounts.

In the event that the placement report is not registered by the Federal Service for the Financial Markets within 60 days after the closing date (or such later date to which we and the selling shareholders agree with the underwriters), we will be required to issue a press release and to notify the depositary, the banks holding the escrow and escrow-type accounts, the underwriters and the NYSE of the termination of this offering by the close of business on the termination date. In this instance, all funds received in respect of the ADSs in the escrow-type and escrow accounts will be released to the depositary, together with interest, if any, accrued upon those funds from the closing date to the termination date and any additional amounts required so that the funds being released to the depositary would be equal (after conversion of all ruble funds into U.S. dollars) to the original U.S. dollar proceeds of the offering. The depositary will promptly distribute in U.S. dollars through DTC the funds it receives to the holders of the ADSs on the termination date.

In these unlikely circumstances, the amount returned to the holders of the ADSs as of the termination date will be the offer price for the ADSs, including interest, if any, regardless of the then-prevailing market prices for the ADSs. The return of funds may be delayed due to Russian currency control regulations and may be prevented if there is a change in such regulations.

Until the registration of the placement report by the Federal Service for the Financial Markets, you will not be entitled to instruct the depositary to exercise any voting rights on your behalf as our shareholder, and the depositary and its nominee will not be entitled to exercise any voting rights as a shareholder.

You may not withdraw our shares or other property with the depositary in respect of the ADSs sold in this offering prior to the registration of the placement report with the Federal Service for the Financial Markets.

See “Risk Factors—Risks Related to our ADSs and the Trading Market—The holder of an ADS cannot withdraw the shares underlying the ADS prior to the registration of a placement report for these shares, and the failure to register this placement report could result in the offering being held invalid and being withdrawn.”

Use of proceeds

The net proceeds to us from the offering will be approximately $• million, assuming an offering price equal to the mid-point of the estimated price range, which we will receive in rubles. This amount represents net proceeds after deducting estimated fees and expenses incurred in connection with the offering. We expect to use the net proceeds from this offering for the following purposes:

•	$• million for capital expenditures, including the purchase of equipment and modernization of facilities; and
•	$• million for acquisitions of additional operations and subsoil licenses.

We are not currently engaged in any discussions or negotiations with any acquisition target in which the completion of an acquisition has reached the probable stage.

We will not receive any of the proceeds from the sale of ADSs representing common shares offered by the selling shareholders.

Until the registration of a placement report regarding the placement of shares underlying the ADSs by the Federal Service for the Financial Markets, the proceeds from this offering will be held in escrow and escrow-type accounts at UBS AG and Raiffeisenbank Austria ZAO, a Russian subsidiary of Raiffeisenbank Zentralbank Österreich AG. The terms of the deposit of funds into these accounts will provide that the net proceeds will be released to us, and that the sums due to the selling shareholders and the underwriters will be released to them, only upon the registration of the placement report. Although under Russian law the placement report should be registered within two weeks after the report is filed with the Russian Federal Service for the Financial Markets, the registration may take longer or may not occur at all. See “Escrow of Proceeds and Registration of Placement Report” and “Risk Factors—Risks Related to our ADSs and the Trading Market—The holder of an ADS cannot withdraw the shares underlying the ADS prior to the registration of a placement report for these shares, and the failure to register this placement report could result in the offering being held invalid and being withdrawn” for more detail.

Dividend policy

Mechel Steel Group declared a dividend of 149 million rubles (or approximately $5.2 million) on June 24, 2004. Other than this dividend, Mechel Steel Group has not declared or paid any dividends on its common shares since its incorporation on March 19, 2003. Certain companies in our group paid dividends to our controlling shareholders in amounts of $26.3 million, $13.4 million and $8.8 million in the years ended December 31, 2003, 2002 and 2001, respectively. Commencing in 2005, with respect to the year ended December 31, 2004, we expect to declare and pay an annual dividend equal to at least 15% of our annual net income, as determined under U.S. GAAP, subject to any applicable Russian legal restrictions. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends.”

Dividend payments, if any, must be recommended by our board of directors and approved by our shareholders. In particular, dividends may be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•	our charter capital has been paid in full;
•	the value of our net assets, calculated under Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of our charter capital, our reserve fund and the difference between the liquidation value and the par value of our issued and outstanding preferred shares;
•	we have repurchased all shares from shareholders having the right to demand repurchase; and
•	we are not, and would not become as the result of the proposed dividend payment, insolvent.

For a further description, please refer to “Description of Capital Stock and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends.”

We anticipate that any dividends we may pay in the future on the common shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar.

Capitalization

The following table sets forth our short-term debt and capitalization at June 30, 2004, on a historical basis and as adjusted to give effect to the issue and sale of 33,301,659 common shares in the offering at an assumed offering price of $• per ADS (the mid-point of the estimated price range) and the application of the net proceeds of the offering as described under “Use of Proceeds.” You should read this table together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	At June 30, 2004
	Historical	As Adjusted
	(in thousands of U.S. dollars)
Short-term debt (including current portion of long-term debt)(1)	385,371	•

Long-term debt, net of current portion(1)	152,583	•

Shareholders’ equity:
Common shares	121,935	•
Treasury shares	(4,614)	•
Additional paid-in capital	93,327	•
Retained earnings	441,968	•
Accumulated other comprehensive income	53,287	•

Total shareholders’ equity	705,903	•

Total capitalization	858,486	•

(1)	Of our total indebtedness at June 30, 2004, $436.2 million, was secured and $101.8 million was unsecured.

There has been no material change in our capitalization since June 30, 2004.

Dilution

Our net tangible book value as of June 30, 2004, was $512.9 million, or $4.17 per ADS. Net tangible book value per ADS represents the amount of our total tangible assets less total liabilities and minority interest, divided by the product of the number of shares outstanding and the ratio of one ADS per three shares.

Dilution in net tangible book value per ADS represents the difference between the amount per ADS paid by purchasers of ADSs in this offering and the net tangible book value per ADS immediately after the completion of this offering. After giving effect to the sale by us of 33,301,659 shares represented by ADSs in the offering at an assumed initial offering price of $• per ADS (the mid-point of the estimated price range), and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of June 30, 2004, as adjusted, would have been $• million, or $• per ADS. This represents an immediate increase in net tangible book value of $• per ADS to existing shareholders and an immediate dilution of $• per ADS to new investors purchasing ADSs in the offering.

The following table illustrates the per-ADS dilution.

Assumed initial public offering price per ADS		•
Net tangible book value before the offering	$4.17
Increase in net tangible book value per ADS attributable to new investors	•

Pro forma net tangible book value per ADS after the offering		•

Dilution to new investors		•

The following table sets forth, as of June 30, 2004, on an as adjusted basis and, in each case, as converted into ADSs for comparison purposes:

•	the number of shares purchased from us and the total consideration and the average price per share paid to us by existing shareholders; and

•	the number of shares to be sold by us in this offering and the total consideration and the average price per share to be paid by new investors purchasing ADSs representing these shares (before deducting the underwriting discount and estimated offering expenses).

	ADSs Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per ADS
Existing shareholders
New investors

Total

The preceding tables assume that the underwriters will not exercise their over-allotment option. If the underwriters’ over-allotment option is exercised in full, the net tangible book value of as of December 31, 2003, as adjusted, would have been $•, or $• per ADS, which would result in dilution to new investors of $• per ADS, and the number of shares held by the new investors would increase to • shares (represented by • ADSs), or •% of the total number of shares to be outstanding after this offering, and the number of shares held by existing shareholders would be • shares (equivalent to • ADSs), or •% of the total number of shares to be outstanding after this offering.

Selected consolidated financial data

The financial data set forth below as of December 31, 2003, 2002 and 2001, and for the years then ended have been derived from our audited consolidated financial statements. The financial data set forth below as of June 30, 2004 and 2003, and for the six-month periods then ended have been derived from our unaudited interim consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with U.S. GAAP.(1) The unaudited interim consolidated financial statements reflect all normal and recurring adjustments that are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. Results of operations for the six-month period ended June 30, 2004, are not necessarily indicative of results for the full year ended December 31, 2004, for any other interim period or for any future fiscal year. The financial data for 1999 and 2000 are not presented, as financial statements for these years are not available without unreasonable effort and expense.

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. The financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Consolidated income statement data
Revenue, net	1,630,063	930,595	2,050,088	1,314,149	1,019,726
Cost of goods sold	(985,370)	(647,809)	(1,440,053)	(947,527)	(721,089)

Gross margin	644,693	282,786	610,035	366,622	298,637
Selling, distribution and operating expenses	(295,587)	(193,430)	(417,259)	(277,478)	(193,853)

Operating income	349,106	89,356	192,776	89,144	104,784
Other income and expense, net	(12,630)	(5,866)	(20,018)	(18,083)	(12,178)
Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principle	336,476	83,490	172,758	71,061	92,606
Income tax expense	(74,100)	(23,135)	(47,759)	(2,653)	(30,184)
Minority interest in loss (income) of subsidiaries	(7,920)	6,632	18,979	10,433	(15,521)

Income from continuing operations	254,456	66,987	143,978	78,841	46,901
Loss from discontinued operations, net of tax	—	(1,317)	(2,422)	(1,835)	(735)
Extraordinary gain, net of tax	—	5,740	5,740	1,388	1,252
Changes in accounting principle, net of tax	—	(3,670)	(3,788)	10,859	—

Net income	254,456	67,740	143,508	89,253	47,418

Earnings per share from continuing operations	0.69	0.18	0.39	0.24	0.21
Loss per share effect of discontinued operations	—	—	(0.01)	(0.01)	(0.01)
Earnings per share effect of extraordinary gain	—	0.02	0.02	0.01	0.01
Earnings per share effect of a changes in accounting principle	—	(0.01)	(0.01)	0.03	0.00

Net income per share	0.69	0.18	0.39	0.27	0.21

Cash dividends paid per share(2)	0.00	—	0.07	0.04	0.04

Weighted average number of shares outstanding	367,150,968	366,178,815	366,178,815	333,243,450	225,271,391

Selected consolidated financial data

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Steel segment income statement data
Revenue, net(3)	1,307,903	778,846	1,678,395	1,050,554	680,314
Cost of goods sold(3)	(964,118)	(572,817)	(1,247,380)	(801,481)	(546,885)

Gross margin	343,785	206,029	431,015	249,073	133,429
Selling, distribution and operating expenses	(180,071)	(145,147)	(301,689)	(194,341)	(133,273)

Operating income	163,714	60,882	129,326	54,732	155

Mining segment income statement data
Revenue, net(3)	522,594	251,027	599,756	372,216	339,971
Cost of goods sold(3)	(221,686)	(174,270)	(420,736)	(254,667)	(174,763)

Gross margin	300,908	76,757	179,020	117,549	165,208
Selling, distribution and operating expenses	(115,516)	(48,283)	(115,570)	(83,137)	(60,580)

Operating income	185,392	28,474	63,450	34,412	104,627

Consolidated balance sheet data (at period end)
Total assets	2,336,233	n/a	1,834,509	1,387,378	1,116,473
Shareholders’ equity	705,903	n/a	448,826	278,051	195,122
Long-term debt, net of current portion	152,583	n/a	122,311	36,496	16,525
Consolidated cash flows data
Net cash provided by operating activities	207,960	43,535	119,466	81,069	34,751
Net cash used in investing activities	(207,805)	(49,963)	(209,901)	(86,633)	(93,068)
Net cash provided by financing activities	43,843	19,162	103,079	3,422	65,701
Non-U.S. GAAP measures(4)
Consolidated EBITDA	420,818	157,307	341,484	207,452	105,506
Steel segment EBITDA	206,739	116,420	245,832	133,448	2,976
Mining segment EBITDA	214,080	40,887	95,652	74,004	102,529

(1)	The value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by U.S. GAAP.
(2)	Mechel Steel Group declared a dividend of 149 million rubles (or approximately $5.2 million) on June 24, 2004. Certain companies in our group paid dividends to our controlling shareholders in amounts of $26.3 million, $13.4 million and $8.8 million in the years ended December 31, 2003, 2002 and 2001, respectively.
(3)	Segment revenues and cost of goods sold include intersegment sales.
(4)	EBITDA represents net income before interest expense, income taxes and depreciation, depletion and amortization. We present EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also present EBITDA by segment because our overall performance is best explained with reference to results of each segment.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect the impact of financing costs, which are significant and could further increase if we incur more debt, on our operating performance.
•	EBITDA does not reflect the impact of income taxes on our operating performance.
•	EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from EBITDA, EBITDA does not reflect our future cash requirements for such replacements.
•	Other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using EBITDA only supplementally. See our consolidated income statements and consolidated statements of cash flows included elsewhere in this prospectus.

EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, U.S. GAAP. EBITDA is not a measurement of our operating performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Selected consolidated financial data

Reconciliation of EBITDA to net income is as follows for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(in thousands of U.S. dollars)
Consolidated EBITDA reconciliation
Net income	254,456	67,740	143,508	89,253	47,418
Add:
Depreciation, depletion and amortization	62,240	46,185	101,689	78,773	13,378
Interest expense	30,022	20,247	48,528	36,773	14,526
Income taxes	74,100	23,135	47,759	2,653	30,184

Consolidated EBITDA	420,818	157,307	341,484	207,452	105,506

Steel segment EBITDA reconciliation
Net income	91,542	53,551	114,011	57,977	(16,924)
Add:
Depreciation, depletion and amortization	36,574	32,490	67,272	49,728	154
Interest expense	23,460	17,638	38,363	30,416	11,708
Income taxes	55,163	12,741	26,186	(4,673)	8,038

Steel segment EBITDA	206,739	116,420	245,832	133,448	2,976

Mining segment EBITDA reconciliation
Net income	162,915	14,189	29,497	31,274	64,341
Add:
Depreciation, depletion and amortization	25,666	13,695	34,417	29,045	13,224
Interest expense	6,562	2,609	10,165	6,357	2,818
Income taxes	18,937	10,394	21,573	7,328	22,146

Mining segment EBITDA	214,080	40,887	95,652	74,004	102,529

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia.

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78
2001	30.30	28.16	29.22	30.14
2000	28.87	26.90	28.13	28.16
1999	27.00	20.65	24.67	27.00

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

Selected consolidated financial data

	High	Low
September 2004	29.26	29.21
August 2004	29.28	29.14
July 2004	29.13	29.04
June 2004	29.09	29.00
May 2004	29.08	28.87
April 2004	29.00	28.50

The exchange rate between the ruble and the U.S. dollar on October 1, 2004, was 29.22 rubles per one U.S. dollar.

No representation is made that the ruble or U.S. dollar amounts in this prospectus could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all. The ruble is generally not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but the limited availability of other currencies may inflate their values relative to the ruble.

Unaudited condensed pro forma consolidated income statements

The following unaudited condensed pro forma consolidated income statements for the year ended December 31, 2003, and the six months ended June 30, 2004, are presented to give effect to (1) the acquisition of Korshunov Mining Plant OAO, or KMP, effected on October 16, 2003, as if it had been consummated on January 1, 2003; and (2) the acquisition of Izhstal OAO, or Izhstal, effected on May 14, 2004, as if it had been consummated on January 1, 2003.

We have prepared the unaudited condensed pro forma consolidated income statement for the year ended December 31, 2003, based on our audited consolidated financial statements for the year ended December 31, 2003, which include the results of operations of KMP from the date of acquisition, October 16, 2003, to December 31, 2003, and the audited consolidated financial statements of Izhstal for the year ended December 31, 2003.

We have prepared the unaudited condensed pro forma consolidated income statement for the six months ended June 30, 2004, based on our unaudited consolidated financial statements for the six months ended June 30, 2004, which include the results of operations of Izhstal from the date of acquisition, May 14, 2004, to June 30, 2004, and Izhstal unaudited historical financial data.

The following unaudited condensed pro forma consolidated income statements have been prepared to illustrate the effects of the acquisition of KMP and Izhstal by us accounted for using the purchase method of accounting. We believe the assumptions used to prepare the unaudited condensed pro forma consolidated income statements provide a reasonable basis for presenting the significant effects directly attributable to the acquisitions of KMP and Izhstal. The unaudited condensed pro forma consolidated income statements do not purport to represent what our results of operations would actually have been if the acquisitions of KMP and Izhstal had in fact occurred on January 1, 2003, or to project our results of operations for any future period or date.

The unaudited condensed pro forma consolidated income statements, including the notes thereto, should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements, our unaudited interim consolidated financial statements for the six months ended June 30, 2004, and the audited consolidated financial statements of KMP and Izhstal, with the related notes thereto included elsewhere in this prospectus.

Unaudited condensed pro forma consolidated income statements

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2003

	Mechel (A)	KMP (B)	Izhstal (C)	Pro forma adjustments (D)	Notes	Pro forma
(in thousands of U.S. dollars, except share and per share amounts)
Revenue, net (including related party amounts of $211,943, $45,323 and $138, in Mechel, KMP and Izhstal, respectively)	$2,050,088	$45,728	$140,650	$(51,381)	F	$2,185,085

Cost of goods sold (including related party amounts of $212,492, $39,418 and $121, in Mechel, KMP and Izhstal, respectively)	(1,440,053)	(39,445)	(132,679)	54,240	E, F	(1,557,937)

Gross margin	610,035	6,283	7,971			627,148

Selling, distribution and operating expenses:
Selling and distribution expenses	(214,519)	(633)	(3,316)	—		(218,468)
General, administrative and other operating expenses	(202,740)	(7,165)	(18,748)	1,543	E	(227,110)

Total selling, distribution and operating expenses	(417,259)	(7,798)	(22,064)			(445,578)
Operating income (loss)	192,776	(1,515)	(14,093)			181,570

Other income and (expense):
Interest income	2,292	—	8	—		2,300
Interest expense	(48,528)	(621)	(1,125)	(110)	G	(50,384)
Other income (expense), net	27,940	(153)	117	—		27,904
Foreign exchange gain	(1,722)	49	273	—		(1,400)

Total other income and (expense), net	(20,018)	(725)	(727)			(21,580)

Income (loss) before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principles	172,758	(2,240)	(14,820)			159,990

Income tax (expense) benefit	(47,759)	1,111	2,267	527	E	(43,854)
Minority interest in loss (income) of subsidiaries	18,979	—	—	4,874	H	23,853

Income (loss) from continuing operations	$143,978	$(1,129)	$(12,553)			$139,989

Basic and diluted income from continuing operations per common share (U.S. dollars per share)						$0.38

Shares used in computing basic and diluted income from continuing operations per common share						366,178,815

Unaudited condensed pro forma consolidated income statements

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2004

	Mechel (A)	Izhstal (C)	Pro forma adjustments (D)	Notes	Pro forma
	(in thousands of U.S. dollars, except share and per share amounts)
Revenue, net (including related party amounts of $33,950 and $25 in Mechel and Izhstal, respectively)	$1,630,063	$64,005	$(2,953)	J	$1,691,115

Cost of goods sold (including related party amounts of $6,279 and $25 in Mechel and Izhstal, respectively)	(985,370)	(57,117)	4,743	I, J	(1,037,744)

Gross margin	644,693	6,888			653,371

Selling, distribution and operating expenses:
Selling and distribution expenses	(173,571)	(656)	—		(174,227)
General, administrative and other operating expenses	(122,016)	(5,783)	876	I	(126,923)

Total selling, distribution and operating expenses	(295,587)	(6,439)			(301,150)
Operating income (loss)	349,106	449			352,221

Other income and (expense):
Interest income	1,125	11	—		1,136
Interest expense	(30,022)	(604)	—	G	(30,626)
Other income (expense), net	13,230	(2,249)	—		10,981
Foreign exchange gain	3,037	34	—		3,071

Total other income and (expense), net	(12,630)	(2,808)			(15,438)

Income (loss) before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principles	336,476	(2,359)			336,783

Income tax (expense) benefit	(74,100)	(361)	293	I	(74,168)
Minority interest in loss (income) of subsidiaries	(7,920)	—	1,044	H	(6,876)

Income (loss) from continuing operations	$254,456	$(2,720)			$255,739

Basic and diluted income from continuing operations per common share (U.S. dollars per share)					$0.70

Shares used in computing basic and diluted income from continuing operations per common share					367,150,968

Unaudited condensed pro forma consolidated income statements

Notes

(A) Mechel Steel Group OAO Historical Financial Data

Mechel Steel Group OAO historical financial data is derived from our audited consolidated financial statements for the year ended December 31, 2003, and the unaudited consolidated financial statements for the six months ended June 30, 2004, presented elsewhere in this prospectus. We acquired our control in KMP in October 2003 and, accordingly, KMP is included in our historical results of operations from the date of acquisition, October 16, 2003, to December 31, 2003. We acquired our control in Izhstal in May 2004 and, accordingly, Izhstal is included in our historical results of operations from the date of acquisition, May 14, 2004, to June 30, 2004, and in our historical consolidated balance sheet as of June 30, 2004.

(B) Korshunov Mining Plant OAO Historical Financial Data

On December 25, 2002, we acquired 62.5% of the common shares of KMP for total consideration of $34.5 million in cash. The voting rights for these shares, however, were restricted due to the bankruptcy proceedings, and the investment was carried at cost. Until the ratification on September 29, 2003, by a court of the Settlement Agreement with KMP’s creditors (we were the second largest creditor after the government, which was owed in arrears for taxes and social charges, including various penalties and interest), the equity interest did not provide for the ability to exercise either control or significant influence. The control restrictions were completely removed and we obtained full control over KMP’s operations in October 2003, upon which the acquisition of KMP was accounted for using the purchase method of accounting.

Despite the lack of control over KMP, we continued to increase our stake in KMP’s equity and, in February 2003, acquired an additional 7.7% of the common shares for approximately $1,000 in cash. Together with the cash paid for the shares of KMP, we provided loans and other continuing support to KMP which were aimed to pay the current liabilities and the tax and commercial debt arrears of KMP pursuant to the Settlement Agreement. At the date of acquisition, the cost of our investment in KMP’s equity, in total comprising 70.3% of its voting shares, and the amount of loans and advances provided to KMP amounted to $132.3 million.

(C) Izhstal OAO Historical Financial Data

On May 14, 2004, we acquired a 26.9% interest in Izhstal at an auction held by the government, increasing our total interest in Izhstal to 59.4% of its total voting shares, comprising common and preferred shares. Subsequent to May 14, 2004, we continued to increase our interest in Izhstal, buying shares in the open market, and by the end of May 2004, we had accumulated 61.6% of the voting stock. Izhstal was accounted for using the purchase method of accounting. For our total holding of shares of Izhstal, we paid $25.1 million in cash.

(D) Acquisition of KMP and Izhstal

These reflect the acquisition adjustments relating to the KMP and Izhstal acquisitions. The acquisitions were accounted for in accordance with the purchase method of accounting. The acquisition adjustments reflect the allocation of purchase price for each acquisition to the respective acquired tangible and intangible assets and liabilities. The allocation reflects the estimated fair values of the tangible and intangible assets and liabilities on the respective acquisition dates of KMP and Izhstal. Negative goodwill, i.e., the excess of the fair value of the net assets acquired over the purchase price paid, if any, has been allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (1) financial assets other than investments accounted for by the equity method; (2) assets to be disposed of by sale; (3) deferred tax assets; and (4) any other current assets.

Unaudited condensed pro forma consolidated income statements

We believe the assumptions underlying the unaudited condensed pro forma consolidated income statements are reasonable. The unaudited condensed pro forma consolidated income statements are being furnished solely for informational purposes and are not necessarily indicative of the combined results of operations that might have been achieved for the period indicated, nor is it necessarily indicative of our future results. For example, the pro forma information does not reflect cost savings that we expect to realize from operational synergies, as these expected cost savings and operational synergies may not be realized, and does not reflect integration costs, in each case, for the periods presented.

(E) Purchase Accounting Adjustments

a.	Adjustments to depreciation and amortization as a result of the impact of the purchase accounting adjustments for KMP and Izhstal property, plant and equipment; these adjustments also affected the valuation of cost of goods sold and general, administrative, selling and other operating expenses, as well as the amount of loss recognized on the disposal of property, plant and equipment in the normal course of business during 2003.

b.	Adjustment to record the impact on depletion of the acquired mineral licenses with the total estimated fair value of $76.7 million for KMP during the period before October 16, 2003; Izhstal had no mineral licenses.

The above pro forma adjustments are summarized below as an increase or (decrease) to a respective item in our pro forma income statement:

	KMP	Izhstal	Total
Cost of goods sold:
Depreciation and amortization(a)	$—	$(5,927)	$(5,927)
Depletion and amortization of acquired mineral licenses(b)	(2,652)	—	(2,652)

Total pro forma adjustments to cost of goods sold	(2,652)	(5,927)	(8,579)

General, administrative and other operating expenses(a):
Disposal of property, plant and equipment	—	(938)	(938)
Depreciation and amortization	—	(605)	(605)

Total pro forma adjustments to general, administrative and other operating expenses	—	(1,543)	(1,543)

c.	The adjustment to the income tax expense reflects the amount necessary to present the pro forma income tax expense at our year-end effective tax rate of 27.6%.

(F) Intercompany Transactions

Reflects the elimination of intercompany revenue ($51.4 million) and intercompany purchases in cost of goods sold ($45.7 million) relating to the trade operations between KMP and us during the period from January 1, 2003, to October 15, 2003. We did not have transactions with Izhstal during 2003.

(G) Interest Expense

Reflects the pro forma adjustments to interest expense arising from the debt incurred to finance the acquisition of Izhstal shares. We obtained a $13.6 million ruble-denominated, short-term loan bearing 10% interest per annum and the interest charged on the debt outstanding until repayment was included as a pro forma adjustment as interest expense, for a total of $110,000 for the year ended December 31, 2003. No pro forma adjustment was made for the six months ended June 30, 2004, as the above $110,000 is already included in the Mechel interest expense for this period.

(H) Minority Interests

Reflects the pro forma adjustment to record the minority’s 38.4% interest in the losses of Izhstal during 2003 and for the six months ended June 30, 2004.

Unaudited condensed pro forma consolidated income statements

(I) Purchase Accounting Adjustments

Adjustments to depreciation and amortization as a result of the impact of the purchase accounting adjustments for Izhstal property, plant and equipment; these adjustments also affected the valuation of cost of goods sold ($1.8 million) and general, administrative and other operating expenses ($0.9 million). The adjustment to the income tax expense reflects the amount necessary to present the pro forma income tax expense at our effective tax rate of 22.0% for the six months ended June 30, 2004.

(J) Intercompany Transactions

Reflects the elimination of intercompany revenue and intercompany purchases in cost of goods sold ($3.0 million) relating to trade operations between Izhstal and us during the period from January 1, 2004, to May 14, 2004.

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this prospectus. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

THE REORGANIZATION

Mechel Steel Group OAO was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by Messrs. Igor Zyuzin and Vladimir Iorich. These individuals acquired these companies at various times from 1995 to the present and have acted in concert since that time pursuant to an Ownership, Control and Voting Agreement which requires them to vote the same way. The reorganization involved the contribution of these companies by these individuals to Mechel in exchange for all the outstanding capital stock of Mechel. Many of the contributed companies had shareholders other than Messrs. Zyuzin and Iorich, and these shareholders were not involved in the reorganization and continue to retain minority interests in certain of our subsidiaries.

The acquisition of these companies by Mechel Steel Group represents a reorganization under common control, and has been accounted for in a manner akin to a pooling. Mechel Steel Group’s consolidated financial statements, therefore, have been prepared on the basis that Mechel Steel Group existed for all periods presented since its inception and owned these companies to the same extent as owned by Messrs. Zyuzin and Iorich in those periods.

In connection with the reorganization, in late 2003 and the first half of 2004, we disposed of our controlling stakes in (1) Belov Insurance Company ZAO, a small insurance company in which we had acquired a controlling stake in 2001, and (2) Uglemetbank ZAO, a small bank in which we had acquired a controlling stake in 1999, to their management and other unrelated investors. These companies provided our coal companies and their employees with routine banking, finance and insurance services. The results for these businesses have been classified as discontinued operations for all periods presented.

In August 2004, we terminated production at Mechel Zeljezara, a Croatian steel mill that produced pipes. Mechel Zeljezara’s assets were acquired out of bankruptcy proceedings in March 2003. See note 2(g) to our audited consolidated financial statements. We decided to terminate production at Mechel Zeljezara due to significant increases in input costs and a persistent weakness in pipe prices. In September 2004, we concluded a termination agreement providing for the return to the seller of the Mechel Zeljezara assets, the redemption of the bank guarantee that we granted to the government of Croatia in the amount of $4.3 million and the donation of spare parts at Mechel Zeljezara in the amount of $1.8 million, in return for a waiver of any and all claims against us. See note 10 to our interim consolidated financial statements.

BUSINESS STRUCTURE

Segments

We have organized our businesses into two segments:

•	the steel segment, comprising production and sale of semi-finished steel products; carbon and

Management’s discussion and analysis of financial condition and results of operations specialty long products; carbon and stainless flat products; value-added downstream metal products including hardware, forgings and stampings; and coke and coking products; and

•	the mining segment, comprising production and sale of coal (coking and steam), iron ore and nickel, which supplies raw materials to our steel business and also sells substantial amounts of raw materials to third parties.

The table below sets forth by segment our primary steel and mining subsidiaries, presented in chronological order by date of acquisition:

Name	Location	Business	Date Control Acquired	Voting Interest(1) %
Steel Segment

Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products, forgings, coke and coking products	December 2001	82.7

Vyartsilya Metal Products Plant	Russia	Hardware	May 2002	93.3

Beloretsk Metallurgical Plant	Russia	Long steel products, hardware, limestone(2)	June 2002	90.2

COST	Romania	Carbon and specialty long steel products, forgings, hardware	August 2002	81.0

Urals Stampings Plant	Russia	Stampings	April 2003	93.8

Industria Sarmei	Romania	Semi-finished steel products, long steel products, hardware	June 2003	81.0

Mechel Nemunas	Lithuania	Hardware	October 2003	100.0

Izhstal	Russia	Specialty and carbon steel long products, hardware, stampings and forgings	May 2004	62.2

Mining Segment

Southern Kuzbass Coal Company	Russia	Coking coal concentrate, steam coal, steam coal concentrate	January 1999	96.7

Sibirginsk Open Pit Mine	Russia	Coking coal, steam coal, steam coal concentrate	January 1999	86.3

Krasnogorsk Open Pit Mine	Russia	Steam coal, steam coal concentrate	January 1999	77.7

Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.4

Olzherassk Open Pit Mine	Russia	Coking coal, steam coal	December 1999	78.9

Tomusinsk Group Processing Plant	Russia	Coking coal concentrate	December 2000	94.8

Kuzbass Central Processing Plant	Russia	Coking coal concentrate	December 2000	88.4

Siberian Central Processing Plant	Russia	Coking coal concentrate	December 2000	90.8

Southern Urals Nickel Plant	Russia	Ferro nickel	December 2001	79.3

Lenin Mine	Russia	Coking coal	December 2001	53.5

Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	75.0

Mechel Coal Resources	Kazakhstan	Coking coal, coking coal concentrate	December 2003	100.0

Port Posiet	Russia	Shipping	February 2004	80.0

(1)	As of October 1, 2004. Some of our Russian subsidiaries have preferred shares outstanding which have voting rights commensurate with common shares if dividends on these shares have not been paid. We have calculated voting interest by including these preferred shares for subsidiaries where dividends have not been paid.
(2)	Our Pugachev limestone quarry is owned by Beloretsk Metallurgical Plant and is within the steel segment.

Management’s discussion and analysis of financial condition and results of operations

Intersegment sales

We are an integrated steel and mining group. Our mining segment supplies 100% of our steel segment’s coking coal requirements and a substantial portion of the steel segment’s nickel requirements. Our steel segment also supplies wires, ropes and other hardware to our mining segment for use in its day-to-day operations, as well as coke for use in the production of nickel. The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for purposes of our consolidated financial statements. For the six months ended June 30, 2004, and for the years ended December 31, 2003 and 2002, mining segment sales to the steel segment amounted to $160.3 million, $185.8 million and $69.6 million, respectively. For the six months ended June 30, 2004, and for the years ended December 31, 2003 and 2002, steel segment sales to the mining segment amounted to $40.1 million, $42.3 million and $39.0 million, respectively.

Following our acquisition of a majority stake in Korshunov Mining Plant in December 2002, our steel segment purchased a significant portion of its iron ore requirements from Korshunov Mining Plant. These purchases were priced on an arm’s-length basis. We subsequently consolidated Korshunov Mining Plant in October 2003. These purchases, to the extent they date from prior to our consolidation of Korshunov Mining Plant, are not eliminated as intercompany transactions for purposes of our consolidated financial statements. Additionally, we sell Korshunov Mining Plant’s products to third parties. In 2003, we sourced approximately 39% of our iron ore requirements from Korshunov Mining Plant. In 2004, in response to market conditions, we began to export iron ore concentrate to China, and increased sales to neighboring Russian steel plants, while purchasing iron ore concentrate from Russian suppliers to meet our own requirements. We retain the flexibility to continue to sell iron ore concentrate to China and to neighboring Russian steel plants, and elsewhere, and to source our iron ore requirements from local Russian iron ore producers, depending upon conditions in the Russian and global iron ore markets.

SUMMARY OF ACQUISITIONS

We have sought to develop an integrated steel and mining business through the purchase of under-performing assets which we believe offer significant upside potential, particularly as we implement improvements in working practices and operational methods. Pending the implementation of these practices and our other integration strategies, our margins are initially adversely affected after each acquisition.

Following is a summary of the terms of acquisition of our primary steel and mining subsidiaries since 2001. Each of the acquisitions was accounted for using the purchase method of accounting, so the results of operations of each acquired business are included in our consolidated income statements since their respective dates of acquisition of control. In certain cases where we acquired our interest in these businesses over a period of time and thus control was not acquired until subsequent acquisitions of shares, until such controlling stake was acquired, these businesses were accounted for using the equity method of accounting or at cost, as appropriate. Our results of operations for the periods presented herein are thus not comparable from period to period due to these acquisitions and their accounting treatment.

•	Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant is an integrated blast furnace and BOF/EAF steel mill that produces coke, semi-finished and rolled carbon and specialty steel products and forgings. Glencore International, an international trading company, which is currently one of our biggest customers, acquired a 65.1% stake in Chelyabinsk Metallurgical Plant during its privatization by the Russian government in 1992. In December 2001, we acquired Glencore’s stake in Chelyabinsk Metallurgical Plant. We have paid a total of $133.0 million for our current stake in Chelyabinsk Metallurgical Plant.

Management’s discussion and analysis of financial condition and results of operations

•	Southern Urals Nickel Plant. Southern Urals Nickel Plant operates two open-pit nickel mines and a nickel processing facility. Southern Urals Nickel Plant was privatized by the Russian government in 1993. We acquired a 46.0% stake in Southern Urals Nickel Plant in September 2001 and increased that stake to a controlling stake in December 2001. We have paid a total of $9.9 million for our current stake in Southern Urals Nickel Plant.
•	Lenin Mine. Lenin Mine produces coking coal. Lenin Mine was privatized by the Russian government in 1993. We acquired a 26.9% stake in Lenin Mine through market purchases beginning from 1997. We acquired another 25% stake as a result of our acquisition of Mezhdurechensk Coal Company in December 2001 from the Russian government. We subsequently merged Mezhdurechensk Coal Company into Southern Kuzbass Coal Company. We have paid a total of $0.3 million for our current stake in Lenin Mine.
•	Vyartsilya Metal Products Plant. Vyartsilya Metal Products Plant is a hardware plant that produces wire, nails and steel nets. Vyartsilya Metal Products Plant was formed in June 1996 as a spin-off from Vyartsilya Metal Products Plant OAO, which was privatized by the Karelian government in 1994. We acquired a 88.1% stake in Vyartsilya Metal Products Plant from employee-shareholders in May 2002. We have paid a total of $0.1 million for our current stake in Vyartsilya Metal Products Plant.
•	Beloretsk Metallurgical Plant. Beloretsk Metallurgical Plant is a hardware plant that produces wire rod and a broad range of hardware. Beloretsk Metallurgical Plant was privatized by the Bashkir government in 1994. We acquired a 33.3% stake in Beloretsk Metallurgical Plant from third parties in 2001, and increased our stake to a controlling interest in June 2002. In November 2003, we acquired another 29.4% stake in Beloretsk Metallurgical Plant from the regional government, and in March 2004, we acquired another 9.7% stake in Beloretsk Metallurgical Plant, bringing our total stake to 90.2%. Beloretsk Metallurgical Plant also owns the Pugachev limestone quarry. We paid a total of $15.2 million for our current stake in Beloretsk Metallurgical Plant. The regional government has a golden share in Beloretsk Metallurgical Plant, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors.
•	Combinatul de Oteluri Speciale Targoviste. COST is a Romanian steel mill that produces long products and forgings. We acquired an 79.7% stake in COST from the Romanian government in August 2002. At the time we acquired COST, it was in bankruptcy proceedings. The consideration consisted of $3.5 million in cash and a commitment on our part to invest $21.1 million in the modernization of the plant and upgrade of its capacity over five years, as well as a commitment to maintain its workforce level for five years. Under the transaction documents, our stake in COST is pledged to the Romanian government until we fulfill our commitments.
•	Urals Stampings Plant. Urals Stampings Plant is Russia’s largest producer of stampings from specialty steel and heat-resistant titanium alloys for the aerospace, power and other industries. Urals Stampings Plant was privatized by the Russian government in 1993. We acquired a 93.8% stake in Urals Stampings Plant from third parties in April 2003 for $11.3 million in cash.
•	Industria Sarmei. Industria Sarmei is a Romanian steel mill that produces rolled products and hardware, including wires, ropes and nails. We acquired a 73.4% stake in Industria Sarmei from the Romanian government in June 2003. The consideration consisted of $2.8 million in cash and a commitment on our part to invest $19.0 million in the modernization of the plant and upgrade of its capacity over five years, a commitment to spend $3.6 million in environmental protection, as well as a commitment to maintain its workforce level for five years. In connection with the acquisition, certain debt of Industria Sarmei was converted into shares, and we subsequently acquired these shares for $1.3 million, increasing our stake to 79.8%. Under the transaction

Management’s discussion and analysis of financial condition and results of operations documents, our stake in Industria Sarmei is pledged to the Romanian government until we fulfill our commitments.
•	Mechel Nemunas. Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. We acquired a 75.1% stake in Mechel Nemunas for $4.0 million in cash in October 2003. From November to December 2003, we acquired the remaining 24.9% stake in Mechel Nemunas for $1.0 million in cash.
•	Korshunov Mining Plant. Korshunov Mining Plant operates three surface iron ore mines and an iron ore concentrating plant. Korshunov Mining Plant was privatized by the local government in 1993. We acquired a 62.5% interest in Korshunov Mining Plant in December 2002 when it was in bankruptcy proceedings. In September 2003, a court approved a debt settlement plan. We recorded our investment in Korshunov Mining Plant at cost until we acquired control in October 2003, and have consolidated its results since that time. We have paid a total of $132.3 million (including loans and advances) for our current stake in Korshunov Mining Plant.
•	Mechel Coal Resources. Mechel Coal Resources is a newly-formed Kazakh company holding our Kazakh coal assets. It consists of (1) the assets of Coal Washing Factory-38, a coal washing plant, which we acquired in December 2003 for $1.0 million in cash and $1.0 million in assumed debt; and (2) the assets of K.O. Gorbachev Mine, an underground coal mine primarily producing coking coal, which we acquired in May 2004 for $1.6 million in cash.
•	Port Posiet. Port Posiet is located in Russia’s Far East on the Sea of Japan. We acquired an 80.0% stake in Port Posiet for $30.0 million in cash in February 2004. We intend to ship primarily our coking coal concentrate, as well as steel products, to Asia through this port.
•	Izhstal. Izhstal is a Russian specialty steel plant which produces rolled products, hardware, stampings and forgings. We acquired a 61.6% stake in Izhstal for $25.1 million in cash in February through May 2004. The regional government has a golden share in Izhstal, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors.

The acquisition of Chelyabinsk Metallurgical Plant in December 2001, an integrated steel mill with its own coking batteries, was the most significant steel acquisition and it is the center of our steel segment operations. Prior to its acquisition, we were primarily a coal mining and trading company. In the year of its acquisition, we had been running Chelyabinsk Metallurgical Plant on a contract basis, our trading operations had been selling Chelyabinsk Metallurgical Plant’s products and we had supplied it with most of its coking coal requirements, so we were already familiar with its operations and customers. The addition of Beloretsk Metallurgical Plant in June 2002, a market leader in hardware in Russia and whose products our trading operations had been selling prior to its acquisition, significantly expanded our presence in this product category, and this presence was also bolstered by our acquisition of Vyartsilya Metal Products Plant in May 2002. Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant are supplied with semi-finished steel by Chelyabinsk Metallurgical Plant. Our downstream product mix was also further widened by the purchase of Urals Stampings Plant in April 2003, which uses Chelyabinsk Metallurgical Plant’s specialty steel to make value-added stampings. We further solidified our presence in the Russian specialty steel market by the acquisition of Izhstal in May 2004. Additionally, our Eastern European acquisitions, COST in August 2002, Industria Sarmei in June 2003 and Mechel Nemunas in October 2003, marked our expansion outside Russia. COST produces specialty long products and Industria Sarmei and Mechel Nemunas produce hardware. Mechel Nemunas is supplied with semi-finished steel from our Russian operations.

Within the mining segment, our acquisitions of Southern Urals Nickel Plant in December 2001 and Korshunov Mining Plant in October 2003 added ferro nickel and iron ore concentrate production to our mining segment, and provided us with the ability to internally source a substantial portion of our raw

Management’s discussion and analysis of financial condition and results of operations material needs. Mechel Coal Resources represents the expansion of our mining operations beyond Russia, focusing on the coal-rich regions of Kazakhstan. It consists of a coal washing plant and an underground coal mine producing primarily coking coal.

RESULTS OF OPERATIONS

The following table sets forth our income statement data for the six months ended June 30, 2004 and 2003.

	Six months ended June 30, 2004		Six months ended June 30, 2003
	amount	% of revenues	amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)

Revenue, net	1,630,063	100.0	930,595	100.0
Cost of goods sold	(985,370)	(60.4)	(647,809)	(69.6)

Gross margin	644,693	39.6	282,786	30.4
Selling, distribution and operating expenses	(295,587)	(18.1)	(193,430)	(20.8)

Operating income	349,106	21.4	89,356	9.6
Other income and expense, net	(12,630)	(0.8)	(5,866)	(0.6)
Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principle	336,476	20.6	83,490	9.0
Income tax expense	(74,100)	(4.5)	(23,135)	(2.5)
Minority interest in loss (income) of subsidiaries	(7,920)	(0.5)	6,632	0.7

Income from continuing operations	254,456	15.6	66,987	7.2
Loss from discontinued operations, net of tax	—	—	(1,317)	(0.1)
Extraordinary gain, net of tax	—	—	5,740	0.6
Changes in accounting principle, net of tax	—	—	(3,670)	(0.4)

Net income	254,456	15.6	67,740	7.3

The following table sets forth our income statement data for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001
	amount	% of revenues	amount	% of revenues	amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)

Revenue, net	2,050,088	100.0	1,314,149	100.0	1,019,726	100.0
Cost of goods sold	(1,440,053)	(70.2)	(947,527)	(72.1)	(721,089)	(70.7)

Gross margin	610,035	29.8	366,622	27.9	298,637	29.3
Selling, distribution and operating expenses	(417,259)	(20.4)	(277,478)	(21.1)	(193,853)	(19.0)

Operating income	192,776	9.4	89,144	6.8	104,784	10.3
Other income and expense, net	(20,018)	(1.0)	(18,083)	(1.4)	(12,178)	(1.2)
Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principle	172,758	8.4	71,061	5.4	92,606	9.1
Income tax expense	(47,759)	(2.3)	(2,653)	(0.2)	(30,184)	(3.0)
Minority interest in loss (income) of subsidiaries	18,979	0.9	10,433	0.8	(15,521)	(1.5)

Income from continuing operations	143,978	7.0	78,841	6.0	46,901	4.6
Loss from discontinued operations, net of tax	(2,422)	(0.1)	(1,835)	(0.1)	(735)	(0.1)
Extraordinary gain, net of tax	5,740	0.3	1,388	0.1	1,252	0.1
Changes in accounting principle, net of tax	(3,788)	(0.2)	10,859	0.8	—	—

Net income	143,508	7.0	89,253	6.8	47,418	4.7

Management’s discussion and analysis of financial condition and results of operations

Six months ended June 30, 2004, compared to six months ended June 30, 2003

Revenues

Consolidated revenues increased by $699.5 million, or 75.2%, to $1,630.1 million in the six months ended June 30, 2004, from $930.6 million in the six months ended June 30, 2003. The following table sets out revenues by segment.

	Six months ended June 30,
Revenues by segment	2004	2003
	(in thousands of U.S. dollars)
Steel segment
To third parties	1,267,754	759,693
To mining segment	40,149	19,153

Total	1,307,903	778,846

Mining segment
To third parties	362,309	170,902
To steel segment	160,285	80,125

Total	522,594	251,027

Eliminations	200,434	99,278

Consolidated revenues	1,630,063	930,595

% from steel segment	77.8	81.6
% from mining segment	22.2	18.4

Steel segment

Our steel segment revenues in the six months ended June 30, 2004, increased by $529.1 million, or 67.9%, to $1,307.9 million from $778.8 million in the six months ended June 30, 2003. The increase in steel segment revenues is primarily explained by the following increases:

•	Rebar sales increased by $120.6 million, or 79.5%, due to price increases, and wire rod sales increased by $69.2 million, or 83.5%, due to price increases and particularly as a result of sharp increases in prices for the higher-quality wire rod we produce at Beloretsk Metallurgical Plant.
•	Sales of semi-finished products increased by $123.5 million, or 226.3%, due equally to price and volume increases.
•	Hardware sales were higher by $48.8 million, or 85.8%, including an increase in wire sales of $33.8 million, or 83.6%, and an increase in rope sales of $8.7 million, or 85.3%, both due to price increases.
•	Sales of carbon and low-alloy flat products increased by $37.9 million, or 94.3%, primarily due to price increases.
•	Sales of stainless and alloyed long products increased by $7.7 million, or 23.7%, primarily due to price increases.
•	Carbon and low-alloyed long product sales grew by $41.0 million, or 59.7%, mostly as a result of price increases.
•	High quality forgings and forged alloy sales increased by $15.7 million, or 41.9%, due equally to price and volume increases.
•	Sales of coke and coking products to third parties increased by $7.9 million, or 34.6%, and sales to the mining segment, which uses coke in the production of nickel, grew by $20.1 million, or 114.0%, in both cases primarily as a result of substantial increases in the price of coke.

Management’s discussion and analysis of financial condition and results of operations

•	Tube sales increased by $8.6 million, or 157.6%, primarily as a result of volume increases.
•	Pig iron sales increased by $31.0 million, or 465.6%, primarily as a result of price increases.
•	Sales of steel products to our mining segment increased by $0.9 million.

In addition to the above, the following increases were related to acquisitions:

•	Revenues at Mechel Zeljezara for the first two months of 2004, Urals Stampings Plant for the first three months of 2004 and Industria Sarmei for the first five months of 2004, which are not included in the comparative analysis by product above, amounted to $74.2 million.
•	Revenues at Mechel Nemunas and Izhstal for the six months ended June 30, 2004, amounted to $53.5 million.

These increases in steel products sales were offset by sales decreases as follows:

•	Sales of MMK products in the six months ended June 30, 2003, amounted to $105.1 million. Starting in January 2004, we stopped reselling MMK products. See “Certain Transactions—Related Party Transactions—Magnitogorsk Iron & Steel Works.”
•	Stainless flat product sales decreased by $6.8 million, or 13.4%, mostly due to a volume decrease.
•	Trading sales of iron ore from Korshunov Mining Plant in the six months ended June 30, 2003, amounted to $19.8 million and were included in steel segment sales; after Korshunov Mining Plant’s consolidation in October 2003, its revenues are being reflected in the mining segment.

Excluding intersegment sales, export sales were 50.2% of steel segment sales in the six months ended June 30, 2004, compared to 47.3% in the six months ended June 30, 2003.

Mining segment

Our total mining segment sales in the six months ended June 30, 2004, increased by $271.6 million, or 108.2%, to $522.6 million from $251.0 million in the six months ended June 30, 2003.

Coking coal concentrate sales to third parties increased by $74.7 million, or 91.9%, primarily due to price increases, as well as to a 15.5% increase in sales volume. Coking coal concentrate supplied to the steel segment increased by $56.2 million, or 92.9%, to satisfy increased steel production at Chelyabinsk Metallurgical Plant. Steam coal and steam coal concentrate sales to third parties increased by $37.2 million, or 70.0%, due equally to price and volume increases.

Nickel sales to third parties increased by $34.0 million, or 148.7%, primarily due to price increases. Nickel supplied to the steel segment increased by $2.0 million, or 10.2%.

We recorded iron ore sales in the mining segment beginning in October 2003 with our consolidation of Korshunov Mining Plant. For the six months ended June 30, 2004, sales to third parties amounted to $48.4 million and supplies to the steel segment amounted to $22.0 million, for a total of $70.4 million.

These increases in mining products sales were partly offset by a decrease of $4.3 million in other products and services sales, consisting primarily of transportation, blasting, and municipal services, as well as sales of energy.

Excluding intersegment sales, export sales were 72.6% of mining segment sales in the six months ended June 30, 2004, compared to 43.7% in the six months ended June 30, 2003. The increase in the proportion of our export sales was due to higher export prices in relation to domestic prices (the weighted average export price of our mining products increased by $18 per tonne, whereas the weighted average domestic price of our mining products increased by $6 per tonne), as well as increased export volume levels in response to the higher export prices.

Management’s discussion and analysis of financial condition and results of operations

Cost of goods sold and gross margin

Consolidated cost of goods sold was 60.4% of consolidated revenues in the six months ended June 30, 2004, as compared to 69.6% of consolidated revenues in the six months ended June 30, 2003, resulting in an increase in the consolidated gross margin percentage in the six months ended June 30, 2004, to 39.6% from 30.4% in the six months ended June 30, 2003. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the six months ended June 30, 2004 and 2003, including as a percentage of segment revenues.

	Six months ended June 30, 2004		Six months ended June 30, 2003
Cost of goods sold and gross margin by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Steel segment
Cost of goods sold	964,118	73.7	572,817	73.5
Gross margin	343,785	26.3	206,029	26.5

Mining segment
Cost of goods sold	221,686	42.4	174,270	69.4
Gross margin	300,908	57.6	76,757	30.6

Steel segment

Steel segment cost of goods sold increased by $391.3 million, or 68.3%, to $964.1 million in the six months ended June 30, 2004, from $572.8 million in the six months ended June 30, 2003. Steel segment cost of goods sold was 73.7% of segment revenues, as compared to 73.5% in the six months ended June 30, 2003.

Mining segment

Mining segment cost of goods sold increased by $47.4 million, or 27.2%, to $221.7 million in the six months ended June 30, 2004, from $174.3 million in the six months ended June 30, 2003. Mining segment gross margin percentage increased from 30.6% in the six months ended June 30, 2003, to 57.6% in the six months ended June 30, 2004. The improvement in the mining segment’s gross margin was attributable to a substantial increase in the average sales price of coal and nickel, which increased by 57% and 69%, respectively.

Management’s discussion and analysis of financial condition and results of operations

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $102.2 million, or 52.8%, to $295.6 million in the six months ended June 30, 2004, from $193.4 million in the six months ended June 30, 2003. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 18.1% in the six months ended June 30, 2004, as compared to 20.8% in the six months ended June 30, 2003. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the six months ended June 30, 2004 and 2003, including as a percentage of segment revenues.

	Six months ended June 30, 2004		Six months ended June 30, 2003
Selling, distribution and operating expenses by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Steel segment
Selling and distribution expenses	96,550	7.4	79,163	10.1
Taxes other than income tax	18,086	1.4	16,328	2.1
Provision for doubtful accounts	1,058	0.1	6,622	0.9
General, administrative and other operating expenses	64,377	4.9	43,035	5.5

Total	180,071	13.8	145,148	18.6

Mining segment
Selling and distribution expenses	77,021	14.7	28,818	11.5
Taxes other than income tax	7,286	1.4	6,644	2.6
Provision for doubtful accounts	(754)	(0.1)	(304)	(0.1)
General, administrative and other operating expenses	31,963	6.1	13,124	5.2

Total	115,516	22.1	48,283	19.2

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of steel segment revenues from 10.1% in the six months ended June 30, 2003, to 7.4% in the six months ended June 30, 2004, primarily as a result of the increasing use of our own railway freight and forwarding company for our transportation needs, which we established at the end of 2002.

Taxes other than income tax includes property and land taxes, road users tax and other taxes. These amounted to $18.1 million in the six months ended June 30, 2004, an increase of $1.8 million, or 10.8%, from $16.3 million in the six months ended June 30, 2003. As a percentage of segment revenues, these taxes declined from 2.1% to 1.4%. Property and land taxes amounted to $10.4 million in the six months ended June 30, 2004, an increase of $1.3 million, or 14.1%, from $9.1 million in the six months ended June 30, 2003, due to an increase in the property tax base (as a result of putting into operation new fixed assets).

Provision for doubtful accounts decreased by $5.6 million, or 84.0%, from $6.6 million in the six months ended June 30, 2003, to $1.1 million in the six months ended June 30, 2004, due to an improvement in the aging of the accounts receivable as of the respective period ends.

General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $21.3 million, or 49.6%, to $64.4 million in the six months ended June 30, 2004, from $43.0 million in the six months ended June 30, 2003, and decreased as a percentage of segment revenues

Management’s discussion and analysis of financial condition and results of operations from 5.5% in the six months ended June 30, 2003 compared to 4.9% in the six months ended June 30, 2004. Payroll and related social taxes increased by $13.6 million, primarily due to acquisitions and salary increases. Social expenses increased by $3.0 million. Rent and maintenance, business travel expenses and office expenses increased by $2.6 million. Professional expenses, which include audit, accounting, legal and engineering fees, increased by $0.8 million.

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased as a percentage of mining segment revenues from 11.5% in the six months ended June 30, 2003, to 14.7% in the six months ended June 30, 2004, primarily as a result of an increase in our export sales with higher cost of transportation than domestic sales, partly offset by the increased use of our own railway freight and forwarding company for our transportation needs, which we established in the end of 2002.

Taxes other than income tax increased by $0.6 million, or 9.7%, from $6.6 million in the six months ended June 30, 2003, to $7.3 million in the six months ended June 30, 2004. Property and land taxes increased by $0.4 million due to an increase in the property tax base (as a result of putting into operation new fixed assets).

Provision for doubtful accounts was negative in both periods due to an improvement in the aging of the accounts receivable as of the respective period ends. Some of the accounts receivable outstanding that were fully provided for in previous periods were collected during each of the six-month periods ended June 30, 2004 and 2003.

General, administrative and other expenses increased by $18.8 million, or 143.5%, to $32.0 million in the six months ended June 30, 2004, from $13.1 million in the six months ended June 30, 2003, representing an increase as a percentage of segment revenues from 5.2% to 6.1%. Salaries and related social taxes increased by $7.4 million, social expenses increased by $2.8 million, legal and consulting fees increased by $1.5 million and rent and maintenance and office expenses increased by $0.9 million. The increase in salaries and social expenses was primarily due to the acquisition of Korshunov Mining Plant in October 2003 and salary increases at our coal companies.

Operating income

Operating income increased by $259.8 million, or 290.7%, to $349.1 million in the six months ended June 30, 2004, from $89.4 million in the six months ended June 30, 2003. Operating income as a percentage of consolidated revenues increased from 9.6% in the six months ended June 30, 2003, to 21.4% in the six months ended June 30, 2004, due to the substantial improvement in the gross margin percentage and the relatively stable selling, distribution and operating expenses compared to growth in consolidated revenues.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Six months ended June 30, 2004		Six months ended June 30, 2003
Operating income by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)

Steel segment	163,714	12.5	60,882	7.8
Mining segment	185,392	35.5	28,474	11.3

Steel segment

Steel segment operating income in the six months ended June 30, 2004, increased by $102.8 million, or 168.9%, to $163.7 million from $60.9 million in the six months ended June 30, 2003. Operating margin

Management’s discussion and analysis of financial condition and results of operations percentage increased from 7.8% to 12.5% due to the stability in the gross margin percentage and the slower growth in selling, distribution and operating expenses compared to the growth in segment revenues.

Mining segment

Mining segment operating income in the six months ended June 30, 2004, increased by $156.9 million, or 551.1%, to $185.4 million from $28.5 million in the six months ended June 30, 2003. Operating margin percentage increased from 11.3% to 35.5% due to significant growth in segment gross margin, partly offset by growth in selling, distribution and operating expenses.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the six months ended June 30, 2004 and 2003, including as a percentage of sales:

	Six months ended June 30, 2004		Six months ended June 30, 2003
Other income and expense, net	amount	% of revenues	amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)

Income (loss) from equity investees	2,595	0.2	826	0.1
Interest income	1,125	0.1	100	0.0
Interest expense	(30,022)	(1.9)	(20,247)	(2.1)
Other income, net	10,635	0.6	10,576	1.1
Foreign exchange gain (loss)	3,037	0.2	2,879	0.3
Total	(12,630)	(0.8)	(5,866)	(0.6)

The income from equity investees in the six months ended June 30, 2003, was related to investees of Southern Kuzbass Coal Company. Most of the income from equity investees in the six months ended June 30, 2004, related to Mechel Energy AG, and also included income from investees of Southern Kuzbass Coal Company.

Interest income increased by $1.0 million to $1.1 million in the six months ended June 30, 2004, from $0.1 million in the six months ended June 30, 2003. Our businesses earned interest income on the cash balances held with financial institutions. Interest expense increased by $9.8 million, or 48.3%, to $30.0 million in the six months ended June 30, 2004, from $20.2 million in the six months ended June 30, 2003. This increase related to an increase in short-term debt and long-term debt, as well as to debt of acquired businesses of $0.8 million.

In the six months ended June 30, 2004, we recorded other income of $10.6 million, primarily consisting of the following: gains of $18.0 million from fines and penalties forgiven due to the timely payment of restructured prior period taxes and social charges owed by our Russian subsidiaries to the government (see note 13 to our audited consolidated financial statements), a loss of $2.1 million on the sale of promissory note, a loss of $0.8 million on the sale of investment securities, loss of $0.3 million on other sales and other expenses of $3.9 million.

In the six months ended June 30, 2004, foreign exchange gain was $3.0 million, as compared to a gain of $2.9 million in the six months ended June 30, 2003.

Income tax expense

Income tax expense increased by $51.0 million to $74.1 million in the six months ended June 30, 2004,

Management’s discussion and analysis of financial condition and results of operations from $23.1 million in the six months ended June 30, 2003, and our effective tax rate decreased to 22.0% from 27.7%. The decrease in the effective tax rates is due primarily to the recognition of an $18.0 million gain on forgiveness of fines and penalties (see above), which is non-taxable, as well as more of our income being generated in jurisdictions having lower tax rates.

Minority interest

Minority interest in income of subsidiaries amounted to $7.9 million in the six months ended June 30, 2004, compared to a minority interest in loss of subsidiaries of $6.6 million in the six months ended June 30, 2003. Minority interest in income of subsidiaries in the current period consisted primarily of the share of minority shareholders in the net income of Chelyabinsk Metallurgical Plant and our coal subsidiaries in the amount of $10.1 million, partly offset by the share of minority shareholders in the net losses of Beloretsk Metallurgical Plant and COST. Minority interest in loss of subsidiaries in the prior period was primarily attributable to the share of minority shareholders in the net losses of Beloretsk Metallurgical Plant and COST ($6.9 million).

Income from continuing operations

Income from continuing operations in the six months ended June 30, 2004, was $254.5 million, compared to $67.7 million in the six months ended June 30, 2003, as a result of the factors explained above.

Income from discontinued operations

As of December 31, 2002, we had committed to a plan to discontinue and sell our interests in Uglemetbank, a Russian bank providing banking services to our coal subsidiaries, and Belov Insurance Company, an insurance company providing life and property insurance to our coal subsidiaries. We recognized a loss of $1.3 million in the six months ended June 30, 2003, associated with these companies.

Extraordinary gain

In accordance with SFAS No. 141 and SFAS No. 142, the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amount of $5.7 million which was related to the acquisitions of minority interests in Industria Sarmei in June 2003 was recorded as extraordinary gain, net of tax, in the six months ended June 30, 2003.

Changes in accounting principle

Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.7 million, including tax benefit, as a charge to cumulative effective changes in accounting principles. See note 3(x) to our audited consolidated financial statements.

Net income

For the reasons set forth above, our net income increased in the six months ended June 30, 2004, by $186.7 million, or 275.6%, from $67.7 million in the six months ended June 30, 2003, to $254.5 million in the six months ended June 30, 2004.

Management’s discussion and analysis of financial condition and results of operations

Year ended December 31, 2003, compared to year ended December 31, 2002

Revenues

Consolidated revenues increased by $735.9 million, or 56.0%, to $2,050.1 million in 2003, from $1,314.1 million in 2002. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment	2003	2002
	(in thousands of U.S. dollars)
Steel segment
To third parties	1,636,145	1,011,537
To mining segment	42,250	39,017
Total	1,678,395	1,050,554

Mining segment
To third parties	413,943	302,612
To steel segment	185,813	69,604
Total	559,756	372,216

Eliminations	228,063	108,621
Consolidated revenues	2,050,088	1,314,149
% from steel segment	79.8	77.0
% from mining segment	20.2	23.0

Steel segment

Our steel segment revenues in 2003 increased by $627.8 million, or 59.8%, to $1,678.4 million from $1,050.6 million in 2002. The increase in steel segment revenues is primarily explained by the following increases:

•	Rebar sales increased by $102.8 million, or 49.1%, due to price increases, and wire rod sales increased by $60.2 million, or 53.7%, due to price increases and particularly as a result of sharp increases in prices for the higher-quality wire rod we produce at Beloretsk Metallurgical Plant.
•	Hardware sales were higher by $50.7 million, or 71.2%, including an increase in wire sales of $32.1 million, or 60.5%, due to volume increases, and an increase in rope sales of $10.3 million, or 80.9%, due to price increases.
•	Sales of carbon and low-alloy flat products increased by $41.2 million, or 85.6%, primarily due to price increases, particularly as a result of an increase in the proportion of our export sales of these products.
•	Trading sales of iron concentrate ore from Korshunov Mining Plant prior to its consolidation in October 2003 increased by $34.8 million, which after consolidation are being reflected in the mining segment.
•	Sales of stainless and alloyed long products increased by $23.5 million, or 61.1%, primarily due to volume increases.
•	Carbon and low-alloyed long product sales grew by $20.4 million, or 22.6%, mostly as a result of price increases, as well as an increase in export volumes. A decrease in domestic sales volumes was offset by price increases.
•	Stainless flat product sales were higher by $14.2 million, or 20.5%, due to price increases.
•	Forgings and forged alloy sales increased by $11.9 million, or 54.9%, primarily as a result of volume increases.

Management’s discussion and analysis of financial condition and results of operations

•	Sales of coke and coking products to third parties increased by $10.1 million, or 29.3%, and sales to the mining segment, which uses coke in the production of nickel, grew by $13.5 million, or 58.2%, in both cases primarily as a result of substantial increases in the price of coke.
•	Sales of carbon and low-alloyed forgings increased by $7.6 million, or 47.9%, as a result of increases in both volumes and prices.
•	Pig iron sales increased by $5.7 million, or 59.4%, primarily as a result of price increases.
•	Sales of MMK products increased by $68.2 million, or 44.0%, primarily as a result of price increases. We purchased hot-rolled and cold-rolled plates and coils and galvanized sheets from MMK for resale internationally through our trading subsidiary, Mechel Trading. Starting in January 2004, we stopped reselling MMK products. See “Certain Transactions—Related Party Transactions—Magnitogorsk Iron & Steel Works.”

In addition to the above, the following increases were related to acquisitions:

•	Revenues at Mechel Zeljezara, Urals Stampings Plant and Industria Sarmei, which were acquired in March, April and June 2003, respectively, amounted to $98.3 million.
•	Revenues at Vyartsilya Metal Products Plant for the first four months of 2003 and COST for the first seven months of 2003, which are not included in the comparative analysis by product above, amounted to $96.4 million.

These increases in steel products sales were offset by sales decreases as follows:

•	Sales of steel products to our mining segment decreased by $10.3 million as compared to the previous year.
•	Sales of semi-finished products to Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Urals Stampings Plant in 2002 in the amount of $36.7 were no longer reflected as sales in 2003 due to their acquisition.

Excluding intersegment sales, export sales were 44.6% of steel segment sales in 2003, compared to 50.8% in 2002. The decrease in the proportion of our steel segment sales represented by export sales was due to increases in domestic prices in relation to export prices.

Mining segment

Our total mining segment sales in 2003 increased by $227.5 million, or 61.1%, to $599.8 million from $372.2 million in 2002.

Coking coal concentrate sales to third parties increased by $56.3 million, or 45.5%, primarily due to price increases, as well as to an 11.1% increase in sales volume. Coking coal concentrate supplied to the steel segment increased by $97.9 million, or 247.1%, as coke production at Chelyabinsk Metallurgical Plant more than doubled. Steam coal and steam coal concentrate sales increased by $18.5 million, or 18.3%, primarily due to price increases.

Nickel sales to third parties increased by $28.7 million, or 55.8%, as volumes and prices increased. Nickel supplied to the steel segment increased by $10.0 million, or 33.4%, primarily due to price increases.

We recorded iron ore concentrate sales in the mining segment beginning in October 2003 with our consolidation of Korshunov Mining Plant, with sales to third parties of $20.1 million, and supplies to the steel segment of $8.3 million, for a total increase of $28.4 million.

These increases in mining products sales were partly offset by a decrease of $12.6 million in other products and services sales, consisting primarily of transportation, blasting and municipal services, as well as sales of energy.

Management’s discussion and analysis of financial condition and results of operations

Excluding intersegment sales, export sales were 45.1% of mining segment sales in 2003, compared to 49.6% in 2002.

Cost of goods sold and gross margin

Consolidated cost of goods sold was 70.2% of consolidated revenues in 2003, as compared to 72.1% of consolidated revenues in 2002, resulting in an increase in the consolidated gross margin percentage in 2003 to 29.8% from 27.9% in 2002. The table below sets forth cost of goods sold and gross margin by segment for 2003 and 2002, including as a percentage of segment revenues.

	Year ended December 31, 2003		Year ended December 31, 2002
Cost of goods sold and gross margin by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Steel segment
Cost of goods sold	1,247,380	74.3	801,481	76.3
Gross margin	431,015	25.7	249,073	23.7

Mining segment
Cost of goods sold	420,736	70.2	254,667	68.4
Gross margin	179,020	29.8	117,549	31.6

Steel segment

Steel segment cost of goods sold increased by $445.9 million, or 55.6%, to $1,247.4 million in 2003, from $801.5 million in 2002. Steel segment cost of goods sold was 74.3% of segment revenues, as compared to 76.3% in 2002. The improvement in the steel segment’s gross margin was primarily attributable to an increase in the average sales price and partly related to improvements in our working practices and operational methods. These improvements were partially offset by our acquisitions of under-performing steel plants in Eastern Europe, the average gross margin of which was a negative 3%. As we integrate these acquisitions and continue to introduce improvements in working practices and operational methods, we expect this average gross margin to improve.

Mining segment

Mining segment cost of goods sold increased by $166.0 million, or 65.2%, to $420.7 million in 2003 from $254.7 million in 2002. Mining segment gross margin percentage decreased from 31.6% in 2002 to 29.8% in 2003. The deterioration in the mining segment gross margin percentage was attributable to a 51.2% increase in the price of coke which, although supplied by our steel segment, is transferred to the mining segment (for the production of nickel) at market-based prices.

Management’s discussion and analysis of financial condition and results of operations

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $139.8 million, or 50.4%, to $417.3 million in 2003 from $277.5 million in 2002. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 20.4% in 2003, as compared to 21.1% in 2002. The table below sets forth these costs by segment for 2003 and 2002, including as a percentage of segment revenues.

	Year ended December 31, 2003		Year ended December 31, 2002
Selling, distribution and operating expenses by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Steel segment
Selling and distribution expenses	152,972	9.1	129,033	12.3
Taxes other than income tax	32,612	1.9	21,457	2.0
Goodwill impairment	—	0.0	—	0.0
Provision for doubtful accounts	9,935	0.6	2,776	0.3
General, administrative and other operating expenses	106,170	6.3	41,075	3.9
Total	301,689	18.0	194,341	18.5

Mining segment
Selling and distribution expenses	61,546	10.3	39,073	10.5
Taxes other than income tax	12,105	2.0	8,915	2.4
Goodwill impairment	—	0.0	7,219	1.9
Provision for doubtful accounts	76	0.0	846	0.2
General, administrative and other operating expenses	41,843	7.0	27,084	7.3
Total	115,570	19.3	83,137	22.3

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of steel segment revenues from 12.3% in 2002 to 9.1% in 2003, primarily as a result of our increasing use of our own railway freight and forwarding company for our transportation needs, which we established at the end of 2002.

Taxes other than income tax include property and land taxes, road users tax, and other minor taxes. These amounted to $32.6 million in 2003, an increase of $11.2 million, or 52.0%, from $21.5 million in 2002. As a percentage of segment revenues, these taxes declined from 2.0% to 1.9%. Property and land taxes amounted to $18.4 million in 2003, an increase of $7.6 million, or 71.0%, from $10.8 million in 2002 due to an increase in the property tax rate. We also incurred fines and penalties in the amount of $9.0 million in 2003 as a result of the conclusion of tax reviews of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and two trading subsidiaries which are now dormant. Beginning from January 1, 2003, the road users tax was abolished, which tax amounted to $8.2 million in 2002.

Provision for doubtful accounts increased by $7.2 million, or 257.9%, from $2.8 million in 2002 to $9.9 million in 2003, and increased as a percentage of segment revenues from 0.3% to 0.6%. This increase is attributable to our recent acquisitions: Mechel Zeljezara in the amount of $1.0 million, Industria Sarmei in the amount of $0.6 million and COST in the amount of $0.6 million. In addition, we created a new provision for bad debts in the amount of $2.5 million in 2003 at Chelyabinsk Metallurgical Plant in relation to advances and other receivables.

General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $65.1 million, or 158.5%, to $106.2 million in 2003 from $41.1 million in 2002,

Management’s discussion and analysis of financial condition and results of operations representing an increase as a percentage of segment revenues from 3.9% to 6.3%. Payroll and related social taxes increased by $35.9 million, primarily due to acquisitions and salary increases at Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. Rent, maintenance and office expenses increased by $10.4 million. Professional expenses, which include audit, accounting, legal and engineering fees, increased by $7.4 million, primarily as a result of our reorganization, establishment of reporting infrastructure, our first-time application of U.S. GAAP in the preparation of our consolidated financial statements and work on this offering, as well as several ongoing management information system projects at Chelyabinsk Metallurgical Plant, such as the transition to new accounting software. Asset write-offs and retirements in 2003 amounted to $3.3 million, primarily due to the closure of a steel-making shop at Beloretsk Metallurgical Plant. Social expenses increased by $2.9 million.

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of mining segment revenues from 10.5% in 2002 to 10.3% in 2003, primarily as a result of increased use of our own railway freight and forwarding company for our transportation needs, which we established at the end of 2002.

Taxes other than income tax increased by $3.2 million, or 35.8%, from $8.9 million in 2002 to $12.1 million in 2003. Property and land taxes increased by $3.1 million due to an increase in the property tax rate. Beginning from January 1, 2003, the road user tax was abolished, which amounted to $3.8 million in 2002.

In 2002, goodwill in the amount of $7.2 million was impaired, relating to Usinsk Mine (which was shut down in that period) and Uglemetbank (which continued to experience losses through that period). All of our stake in Uglemetbank was disposed of in late 2003 and the first half of 2004.

Provision for doubtful accounts decreased to $0.1 million in 2003 from $0.8 million in 2002 due to an improvement in the aging of the accounts receivable as of the respective period ends.

General, administrative and other expenses increased by $14.8 million, or 54.5%, to $41.8 million in 2003 from $27.1 million in 2002, representing a decrease as a percentage of segment revenues from 7.3% to 7.0%. Salaries and related social taxes increased by $7.1 million, legal and consulting fees increased by $2.1 million, rent and maintenance and office expenses increased by $2.1 million and social expenses increased by $1.2 million.

Operating income

Operating income increased by $103.6 million, or 116.3%, to $192.8 million in 2003 from $89.1 million in 2002. Operating income as a percentage of consolidated revenues increased from 6.8% in 2002 to 9.4% in 2003 due to the improvement in the gross margin percentage and the slower growth in selling, distribution and operating expenses compared to growth in consolidated revenues.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2003		Year ended December 31, 2002
Operating income by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)

Steel segment	129,326	7.7	54,732	5.2
Mining segment	63,450	10.6	34,412	9.2

Management’s discussion and analysis of financial condition and results of operations

Steel segment

Steel segment operating income in 2003 increased by $74.6 million, or 136.3%, to $129.3 million from $54.7 million in 2002. Operating margin percentage increased from 5.2% to 7.7% due to improvement in the gross margin and the slower growth in selling, distribution and operating expenses compared to the growth in the segment revenues.

Mining segment

Mining segment operating income in 2003 increased by $29.0 million, or 84.4%, to $63.5 million from $34.4 million in 2002. Operating margin percentage increased from 9.2% to 10.6% due to slower growth in selling, distribution and operating expenses compared to growth in segment revenues, offset by the deterioration in the gross margin.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for 2003 and 2002, including as a percentage of sales:

	Year ended December 31, 2003		Year ended December 31, 2002
Other income and expense, net	amount	% of revenues	amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)

Income (loss) from equity investees	1,221	0.1	(2,675)	(0.2)
Interest income	2,292	0.1	4,447	0.3
Interest expense	(48,528)	(2.4)	(36,773)	(2.8)
Other income, net	26,719	1.3	7,794	0.6
Foreign exchange gain	(1,722)	(0.1)	9,094	0.7
Total	(20,018)	(1.0)	(18,083)	(1.4)

The majority of loss from equity investees in 2002 arose in relation to Beloretsk Metallurgical Plant prior to our acquisition of control. Income from equity investees in 2003 was related primarily to investees of Southern Kuzbass Coal Company.

Interest income decreased by $2.2 million to $2.3 million in 2003 from $4.4 million in 2002. We earned interest income on promissory notes received from their customers and on cash balances held with financial institutions. We have significantly reduced the use of promissory notes, and intend to halt their use entirely.

Interest expense increased by $11.8 million, or 32.0%, to $48.5 million in 2003 from $36.8 million in 2002. This increase related to an increase in short-term borrowings and long-term debt, as well as to debt of acquired businesses of $0.4 million.

In 2003, we recorded other income of $26.7 million, primarily consisting of the following: gains of $9.6 million from fines and penalties forgiven due to the timely payment of restructured prior period taxes and social charges owed by our Russian subsidiaries to the government (see note 13 to our audited consolidated financial statements), a gain of $2.7 million on the sale of promissory note, a gain of $2.4 million on the sale of investment securities and a gain of $1.4 million from our being released from certain accounts payable obligations for which the statute of limitations had lapsed.

In 2003, foreign exchange loss was $1.7 million, as compared to a gain of $9.1 million in 2002. Effective from January 1, 2003, Russia no longer meets the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S.

Management’s discussion and analysis of financial condition and results of operations dollar to the ruble. See note 3 to our audited consolidated financial statements. As the ruble depreciated in nominal terms against the U.S. dollar in 2002 and appreciated against the U.S. dollar in 2003, foreign exchange gains in 2002 were driven by devaluation of payables denominated in rubles in 2002, while foreign exchange losses in 2003 were driven by devaluation of receivables denominated in the U.S. dollar.

Income tax expense

Income tax expense increased by $45.1 million to $47.8 million in 2003 from $2.7 million in 2002 and our effective tax rate increased to 27.6% from 3.7% as a result of a significant increase in non-deductible expenses and a change in the property, plant and equipment book to tax bases difference treatment. In 2002, the book to tax bases difference resulting from the remeasurement of property, plant and equipment from the local currency (rubles) into the functional currency (U.S. dollars) using historical exchange rates for financial reporting purposes, as required for companies operating in a hyperinflationary economy, was treated as a permanent difference that reduced the effective tax rate for 2002 by 22.7%. Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy and, therefore, the permanent difference related to the remeasurement of property, plant and equipment in 2002 became temporary in 2003. This change from permanent to temporary treatment was primarily responsible for the increase in the effective tax rate between the periods. See note 15 to our audited consolidated financial statements.

Minority interest

Minority interest in loss of subsidiaries amounted to $19.0 million in 2003 compared to $10.4 million in 2002. Minority interest in loss of subsidiaries in 2003 consisted primarily of the share of minority shareholders in the net losses of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and COST in the amount of $18.3 million. Minority interest in loss of subsidiaries for these companies in 2002 was $15.8 million.

Income from continuing operations

Income from continuing operations in 2003 was $144.0 million, compared to $78.8 million in 2002, as a result of the factors explained above.

Income from discontinued operations

As of December 31, 2002, we had committed to a plan to discontinue and sell our interests in Uglemetbank, a Russian bank providing banking services to our coal subsidiaries, and Belov Insurance Company, an insurance company providing life and property insurance to our coal subsidiaries. We recognized a loss of $2.4 million in 2003 as a result of operations and loss on disposal of Uglemetbank and Belov Insurance Company, compared to a loss of $1.8 million in 2002 associated with these companies.

Extraordinary gain

In accordance with SFAS No. 141 and SFAS No. 142, the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amounts of $5.7 million and $1.4 million which was related to the acquisitions of minority interests in Industria Sarmei in June 2003 and subsidiaries of Southern Kuzbass Coal Company in December 2002 was recorded as extraordinary gain, net of tax, in 2003 and 2002, respectively.

Management’s discussion and analysis of financial condition and results of operations

Changes in accounting principle

Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.8 million, including tax benefit, as a charge to cumulative effective changes in accounting principles. See note 3(x) to our audited consolidated financial statements.

Net income

For the reasons set forth above, our net income increased in 2003 by $54.3 million, or 60.8%, from $89.3 million in 2002 to $143.5 million in 2003.

Year ended December 31, 2002, compared to year ended December 31, 2001

Revenues

Consolidated revenues increased by $294.4 million, or 28.9%, to $1,314.1 million in 2002 from $1,019.7 million in 2001. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment	2002	2001
	(in thousands of U.S. dollars)
Steel segment
To third parties	1,011,537	679,755
To mining segment	39,017	559

Total	1,050,554	680,314

Mining segment
To third parties	302,612	339,971
To steel segment	69,604	—

Total	372,216	339,971

Eliminations	108,621	559

Consolidated revenues	1,314,149	1,019,726

% from steel segment	77.0	66.7
% from mining segment	23.0	33.3

Steel segment

Our steel segment revenues increased by $370.2 million, or 54.4%, to $1,050.6 million from $680.3 million in 2001. In 2001, the operations of our steel segment consisted exclusively of reselling the steel products we were purchasing from Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant, which we acquired at the end of 2001 and in 2002, respectively. Revenues attributable to sales of products produced at these plants increased by $428.1 million, or 109.5%, from $391.1 million in 2001 to $819.1 million in 2002. This increase was primarily due to the fact that after we acquired these plants, we were able to sell many types of steel products manufactured at these plants which we were not able to source from these plants in 2001, including higher-margin products such as stainless plates, alloyed steels and forgings.

Other factors which explain the increase in revenues associated with these plants are general increases in the domestic and export prices of steel products, as well as slightly higher across-the-board sales volumes due to increases in production at these plants in 2002 as compared to 2001. In 2002, our steel segment revenues also included four months of operations of COST and seven months of operations of Vyartsilya Metal Products Plant, which we did not have during 2001, which amounted to $29.0 million and $6.9 million, respectively, in 2002. In addition, our steel segment supplied coke, wires, ropes and other

Management’s discussion and analysis of financial condition and results of operations hardware to our mining segment in 2002, which were recorded at $39.0 million, while such intercompany sales in 2001 were negligible because we did not own steel producing assets in 2001.

These increases in steel products sales were offset by several factors. In 2002, our sales of products of other manufacturers, primarily MMK, declined by $80.5 million. Additionally, sales of raw materials by our steel segment to Chelyabinsk Metallurgical Plant in 2001, such as ferroalloys and scrap, were no longer considered sales after our consolidation of Chelyabinsk Metallurgical Plant. These sales decreased by $51.4 million.

Excluding intersegment sales, export sales were 50.8% of steel segment sales in 2002, compared to 64.9% in 2001, as domestic steel prices rose.

Mining segment

Our mining segment revenues increased by $32.2 million, or 9.5%, to $372.2 million in 2002 from $340.0 million in 2001. At the end of 2001, we acquired Southern Urals Nickel Plant, from which we purchased nickel for resale prior to its acquisition. Revenues related to Southern Urals Nickel Plant increased by $60.6 million, or 291.2%, from $20.8 million in 2001 to $81.5 million in 2002 due to our ability to sell all of the plant’s production after its acquisition. In 2002, we also started supplying ferro nickel from Southern Urals Nickel Plant to our steel segment’s Chelyabinsk Metallurgical Plant.

Revenues related to coal increased by $24.2 million, or 10.1%, from $239.2 million in 2001 to $263.3 million in 2002. Steam coal sales decreased by $1.9 million, or 2%, in 2002 as compared to 2001. Steam coal shipment volumes decreased by 664,000 tonnes, or 12%, as a result of a 550,000 tonnes decrease in sales to Mosenergo, our principal customer of steam coal, and a 114,000 tonnes decrease due to the installation of a dressing mill at Krasnogorsk Open Pit Mine, which produces a higher-margin concentrate of steam coal by separating coal waste. The volume decrease was offset in part by an increase of $2 per tonne in the average price of steam coal, which was a result of higher exports and higher-margin steam coal sales. Coking coal concentrate sales increased by $24.1 million, or 18%, in 2002 as compared to 2001. Sales volume increased by 577,000 tonnes, while prices increased by an average of $1 per tonne.

These increases were offset as re-sales of iron ore concentrate to Chelyabinsk Metallurgical Plant, which were $46.6 million in the year ended December 31, 2001, and which were considered as third party mining segment sales in 2001, were no longer considered as such following Chelyabinsk Metallurgical Plant’s consolidation on December 27, 2001.

Excluding intersegment sales, export sales were 49.6% of mining segment sales in 2002, compared to 24.1% in 2001. Export sales increased as export prices for coal increased while domestic prices decreased.

Management’s discussion and analysis of financial condition and results of operations

Cost of goods sold and gross margin

Consolidated cost of goods was 72.1% of consolidated revenues in 2002, as compared to 70.7% of consolidated revenues in 2001, resulting in a decrease in the consolidated gross margin percentage in 2002 (27.9%) as compared to 2001 (29.3%). The table below sets forth cost of goods sold and gross margin by segment for 2002 and 2001, including as a percentage of segment revenues.

	Year ended December 31, 2002		Year ended December 31, 2001
Cost of goods sold and gross margin by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Steel segment
Cost of goods sold	801,481	76.3	546,885	80.4
Gross margin	249,073	23.7	133,429	19.6

Mining segment
Cost of goods sold	254,667	68.4	174,763	51.4
Gross margin	117,549	31.6	165,208	48.6

Steel segment

Steel segment cost of goods sold was 76.3% of segment revenues, as compared to 80.4% in 2001, resulting in an increase in the steel gross margin percentage in 2002 (23.7%) as compared to 2001 (19.6%). The improvement in gross margin percentage in 2002 was primarily attributable to our acquisition and operation of steel plants. The nature of the steel segment’s cost of goods sold also changed in 2002, as we acquired the steel plants from which we had been purchasing products for resale, effectively re-allocating these plants’ sales margin to us, as well as allowing us to re-allocate certain costs previously included in cost of goods sold to other expense categories. All costs of production, which were previously reflected in the price we paid for products purchased for resale, were recorded in our financial statements as cost of goods sold, including raw materials, direct payroll, depreciation and energy costs. Operational improvements at our steel plants also contributed to improved margins.

Mining segment

Mining segment cost of goods sold increased by $79.9 million, or 45.7%, in 2002 as compared to 2001. Cost of goods sold relating to nickel, which constituted 22.3% of total mining segment cost of goods sold in 2002, increased by $42.5 million, or 304% in 2002 as compared to 2001, as nickel sales volumes increased. In 2001, nickel cost of goods sold consisted of purchases of nickel from Southern Urals Nickel Plant, which we acquired at the end of 2001, whereas nickel cost of goods sold in 2002 consisted of the actual direct costs of production incurred.

Cost of goods sold relating to coal and coal concentrate, which together constituted 62.8% of the total mining segment cost of goods sold in 2002, increased by $24.2 million, or 18%, in 2002 as compared to 2001. Depreciation, depletion and amortization included in coal cost of goods sold increased by $15.9 million, or 133.4%, primarily due to the additional depreciation, depletion and amortization costs related to Lenin Mine, which we acquired at the end of 2001, and Sibirginsk Open Pit Mine, arising from further development of its mining facilities. The remaining increase in coal cost of goods sold primarily resulted from price increases in ruble-denominated costs such as wages and fuel.

Mining gross margin percentage decreased in 2002 (31.6%) as compared to 2001 (48.6%), primarily due to increases in coal production costs explained above and a change in the product mix towards nickel sales, which are characterized by lower margins relative to coal sales.

An additional factor in the decline in gross margin was the exclusion of re-sales of iron ore concentrate to Chelyabinsk Metallurgical Plant, which were considered as third party mining segment sales in 2001, but

Management’s discussion and analysis of financial condition and results of operations were no longer considered as such following Chelyabinsk Metallurgical Plant’s consolidation on December 27, 2001. The gross margin of iron ore concentrate sales was significantly higher than that of coal.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $83.6 million, or 43.1%, to $277.5 million in 2002 from $193.9 million in 2001. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 21.1% in 2002 as compared to 19.0% in 2001. The table below sets forth our selling, distribution and operating expenses by segment for 2002 and 2001, including as a percentage of segment revenues.

	Year ended December 31, 2002		Year ended December 31, 2001
Selling, distribution and operating expenses by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Steel segment
Selling and distribution expenses	129,033	12.3	123,397	18.1
Taxes other than income tax	21,457	2.0	1,179	0.2
Goodwill impairment	—	0.0	—	0.0
Provision for doubtful accounts	2,776	0.3	1,327	0.2
General, administrative and other operating expenses	41,075	3.9	7,371	1.1

Total	194,341	18.5	133,274	19.6

Mining segment
Selling and distribution expenses	39,073	10.5	37,231	11.0
Taxes other than income tax	8,915	2.4	5,555	1.6
Goodwill impairment	7,219	1.9	—	0.0
Provision for doubtful accounts	846	0.2	2,457	0.7
General, administrative and other operating expenses	27,084	7.3	15,337	4.5

Total	83,137	22.3	60,580	17.8

Steel segment

Selling and distribution expenses consisted primarily of transportation expenses related to our selling activities (94%), and decreased as a percentage of steel segment revenues in 2002 as compared to 2001, primarily due to a decrease in steel segment export sales from 64.9% in 2001 to 50.8% in 2002.

Taxes other than income tax included property and land taxes, road users tax, and other minor taxes. These amounted to $21.5 million in 2002 compared to $1.2 million in 2001. The steel facilities we acquired in 2002 faced certain taxes, which were not incurred by our trading operations in 2001, including property taxes ($4.3 million in 2002) and land taxes ($6.5 million in 2002). In addition, road users tax increased by $7.2 million in 2002 from $1.0 million in 2001, resulting from our acquisition of steel facilities; for trading companies, the tax is imposed on the markup, while for production companies the tax is imposed on the entire amount of revenues. Beginning from January 1, 2003, the road users tax was abolished.

Provision for doubtful accounts increased to $2.8 million in 2002 from $1.3 million in 2001, but was relatively stable as a percentage of sales. The increase in provision for doubtful accounts was due to acquired plants: Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and COST.

General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $33.7 million, or 457.2%, to $41.1 million in 2002 from $7.4 million in 2001, and more

Management’s discussion and analysis of financial condition and results of operations than trebled as a percentage of segment revenues. The large increase in these expenses was related to the addition of steel-making facilities to our steel segment and the changing nature of our steel segment from trading operations to both manufacturing and trading. The changes in these expenses were primarily increases of $11.8 million for payroll and related social taxes, $5.5 million for social expenses, $5.4 million for depreciation, $4.3 million for rent and maintenance, and $4.1 million for office expenses. The increase in payroll and related social taxes arose primarily as a result of the addition of the administrative staff of the newly acquired companies.

Mining segment

Selling and distribution expenses remained relatively stable as a percentage of mining segment revenues in 2002 as compared to 2001.

Taxes other than income tax increased by $3.4 million, or 60.5%, in 2002 to $8.9 million from $5.6 million in 2001. This increase related primarily to property and land taxes, which increased by $1.8 million due to new acquisitions (Southern Urals Nickel Plant and Usinsk Mine). Road users tax increased by $0.7 million due to the increased taxable base relating to the mining segment (for trading companies, the tax is imposed on the mark up, while for production companies the tax is imposed on the entire amount of revenues). Beginning from January 1, 2003, the road users tax was abolished.

In 2002, goodwill in the amount of $7.2 million was impaired, relating to Usinsk Mine (which was shut down in that year) and Uglemetbank (which continued to experience losses through 2002). All but a 17.0% stake in Uglemetbank was disposed of in late 2003 and early 2004. We intend to sell our remaining stake in Uglemetbank during the first half of 2004.

Provision for doubtful accounts decreased by $1.6 million, or 65.6%, to $0.8 million in 2002 from $2.5 million in 2001. This decrease was related to the reorientation of sales of coking coal and nickel from third parties to our steel segment.

General, administrative and other expenses increased by $11.7 million, or 76.6%, to $27.1 million in 2002 from $15.3 million in 2001. A significant factor was the addition of nickel facilities to our mining segment. Payroll and related social taxes increased by $5.4 million in 2002 to $11.7 million, from $6.2 million in 2001, as a result of the addition of the administrative staff of the newly acquired nickel facilities. Office expenses increased by $2.2 million and social expenses increased by $1.4 million.

Operating income

Operating income decreased by $15.6 million, or 14.9%, to $89.1 million in 2002 from $104.8 million in 2001. Operating income as a percentage of consolidated revenues decreased from 10.3% in 2001 to 6.8% in 2002 as a result of the decrease in gross margins combined with increases in selling, distribution and operating expenses, as explained above. The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2002		Year ended December 31, 2001
Operating income by segment	amount	% of segment revenues	amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)

Steel segment	54,732	5.2	155	0.0
Mining segment	34,412	9.2	104,627	30.8

Management’s discussion and analysis of financial condition and results of operations

Steel segment

Steel segment operating income in 2002 increased by $54.6 million to $54.7 million from $0.2 million in 2001. Operating margin percentage increased to 5.2% in 2002 from 0.0% in 2001. The improvement in the steel segment operating margin percentage is due to our acquisition and operation of steel plants, as well as to operational improvements at these plants.

Mining segment

Mining segment operating income in 2002 decreased by $70.2 million to $34.4 million from $104.6 million in 2001. Operating margin percentage decreased from 30.8% in 2001 to 9.2% in 2002, primarily due to the decrease in gross margins combined with the increases in general, administrative and other operating expenses, as explained above.

Other income and expense, net

Other income and expense, net consists of interest income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for both 2002 and 2001, including as a percentage of sales:

	Year ended December 31, 2002		Year ended December 31, 2001
Other income and expense, net	amount	% of revenues	amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)

Income (loss) from equity investees	(2,675)	(0.2)	146	0.0
Interest income	4,447	0.3	453	0.0
Interest expense	(36,773)	(2.8)	(14,526)	(1.4)
Other income, net	7,794	0.6	—	0.0
Foreign exchange gain	9,094	0.7	1,749	0.2

Total	(18,083)	(1.4)	(12,178)	(1.2)

The majority of the loss (81%) from equity investees arose in relation to Beloretsk Metallurgical Plant prior to our acquisition of control.

Interest income increased by $4.0 million to $4.5 million in 2002 from $0.5 million in 2001. The increase related primarily to new acquisitions. Our recently-acquired businesses earned interest income on promissory notes received from their customers and on the cash balances held with financial institutions.

Interest expense increased by $22.2 million, or 153.2%, to $36.7 million in 2002 from $14.5 million in 2001. Out of this increase, $21.0 million related to existing debt of businesses acquired in late 2001 and in 2002. In 2001 and 2002, the weighted average rate of interest on our indebtedness was stable at 17.5%.

In 2002, we recorded other income of $7.8 million, consisting of gains of $4.0 million from our being released from certain accounts payable obligations for which the statute of limitations had lapsed and gains of $3.8 million from fines and penalties forgiven due to the timely payment of restructured prior period taxes and social charges owed by our Russian subsidiaries to the government (see note 13 to our audited consolidated financial statements).

In 2002, we recorded an increase in foreign exchange gains of $7.3 million attributable to ruble-denominated debt and income tax liabilities of new businesses that we acquired at the end of 2001 and 2002.

Management’s discussion and analysis of financial condition and results of operations

Income tax expense

Income tax expense decreased by $27.5 million, or 91.2%, to $2.7 million in 2002 from $30.2 million in 2001. Our effective tax rate decreased to 3.7% in 2002 from 32.6% in 2001, primarily because of significant basis differences attributable to property, plant and equipment in the steel segment resulting from the acquisition of Chelyabinsk Metallurgical Plant in the end of 2001.

Minority interest

Minority interest in loss of subsidiaries amounted to $10.4 million in 2002 as compared to a minority interest in income of subsidiaries of $15.5 million in 2001. In 2002, minority interest in loss of subsidiaries was comprised of the share of minority shareholders in the net losses of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and COST in the amount of $15.8 million. Excluding this minority interest in loss of subsidiaries, minority interest in net income of subsidiaries decreased by $10.6 million in 2002. This decrease is primarily attributable to the decrease in net income of coal subsidiaries in the mining segment, as explained above.

Income from continuing operations

Income from continuing operations in 2002 was $78.8 million, compared to $46.9 million in 2001, as a result of the factors explained above.

Loss from discontinued operations

As of December 31, 2002, we had committed to a plan to discontinue and sell our interests in Uglemetbank, a Russian bank providing banking services to our coal subsidiaries, and Belov Insurance Company, an insurance company providing life and property insurance to our coal subsidiaries. For 2002 and 2001, Uglemetbank and Belov Insurance Company had combined losses of $1.8 million and $0.7 million, respectively.

Extraordinary gain

In accordance with SFAS No. 141, the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amounts of $1.4 million and $1.3 million, which related to the acquisitions of minority interests in subsidiaries of Southern Kuzbass Coal Company in November 2001 and December 2002, respectively, was recorded as extraordinary gain, net of tax, in the consolidated income statements for the years ended December 31, 2002 and 2001, respectively.

Changes in accounting principle

As required by SFAS No. 142, we wrote off and recognized as income unamortized deferred credit related to negative goodwill in the amount of $10.9 million in 2002, related to the acquisition of subsidiaries of Southern Kuzbass Coal Company in 2000. See note 3(c) to our audited consolidated financial statements.

Net income

For the reasons set forth above, our net income increased by $41.8 million, or 88.2%, from $47.4 million in 2001 to $89.3 million in 2002.

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

Capital requirements

Our principal on-going financing requirements are to finance production of steel and steel products and our mining operations, and to fund the following major activities:

•	Future growth through acquisitions;
•	Capital expenditures, including the purchase of equipment, modernization of facilities;
•	Retirement of our short-term and portions of our long term debt;
•	Changes in working capital; and
•	General corporate purposes.

We anticipate that acquisitions, capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years.

We continue to consider acquisitions as one of our major growth strategies. Historically, funding of this strategy came from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our charter capital. We intend to finance acquisitions in the future through cash flow generated by our business, as well as external debt.

Our business is heavily dependent on plant and machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We expect our capital expenditures to increase significantly in the next few years. See “Business—Capital Improvements Program” for the objectives of our capital expenditure program and its details. Over the next five years, i.e., through 2009, we expect our overall capital expenditures to total approximately $900 million, relatively evenly distributed throughout this period. We plan to finance our capital expenditures out of our cash flows from operations and financing activities, including the proceeds of this offering. Our failure to undertake planned expenditures on production facilities could adversely affect our ability to maintain and/or enhance our competitive position and develop higher margin products.

In the near future we plan to extinguish about $70 million of short-term debt through the issuance of longer-term, ruble-denominated bonds. We have not identified the specific short-term debt that we intend to retire, but intend to focus, wherever practical, on ruble-denominated short-term debt. Our total outstanding debt as of June 30, 2004, and December 31, 2003, was $538.0 million and $464.4 million, respectively. See “—Quantitative and Qualitative Disclosures About Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure. See also note 5 to our interim consolidated financial statements.

Mechel Steel Group declared a dividend of 149 million rubles (or approximately $5.2 million) on June 24, 2004. Other than this dividend, we have not declared or paid any dividends on our common shares since our incorporation on March 19, 2003. Certain companies in our group paid dividends to our controlling shareholders in amounts of $26.3 million, $13.4 million and $8.8 million in the years ended December 31, 2003, 2002 and 2001, respectively. Commencing in 2005, with respect to the year ended December 31, 2004, we expect to declare and pay an annual dividend equal to 15% of our annual net income, as determined under U.S. GAAP, subject any applicable Russian legal restrictions. See “Dividend Policy” and “Description of Capital Stock and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends.”

Management’s discussion and analysis of financial condition and results of operations

Capital resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. Historically, our major sources of cash have been cash provided by operations and short-term debt, and we expect that these sources will continue to be our principal sources of cash in the future, although we intend to increasingly substitute longer-term debt for short-term debt as we did in 2003. Accordingly, apart from the proceeds from the current offering, we intend to continue to rely primarily on cash provided by operations and borrowings to meet our future working capital and other capital requirements. We do not depend on off-balance sheet financing arrangements.

Net cash provided by operating activities was $208.0 million and $43.5 million in the six months ended June 30, 2004 and 2003, respectively, and $119.5 million, $81.1 million and $34.8 million in the years ended December 31, 2003, 2002 and 2001, respectively.

The principal reason for the constant growth of net cash provided by operating activity is the increasing profitability of our business. The operating cash inflows are derived from payments received from sales of our steel and mining products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Changes in working capital items period to period, including as a result of external factors, have had and will continue to have a significant effect on cash provided by operating activities. For example, increasing prices of purchased raw materials may warrant maintaining higher inventory levels in order to hedge against further price increases, deteriorating economic conditions may result in delayed collections of accounts receivable and vendors may require more prompt payments as a condition of doing business with us. The increasing size of our business has required and will continue to require higher levels of working capital. In the six months ended June 30, 2004, operating cash flows were lower by $78.6 million than they would otherwise have been due to our maintenance of higher inventory levels during the period. In 2003, operating cash flows were lower by $110.6 million than they would otherwise have been due to our maintenance of higher inventory levels during the year. See “—Trends—Inventory.” In 2001, operating cash flows were lower by $65.2 million than they would otherwise have been due to an increase in accounts receivable during the year.

Net cash utilized by investing activities was $207.8 million, $209.9 million, $86.6 million and $93.1 million in the six months ended June 30, 2004, and in the years ended December 31, 2003, 2002 and 2001, respectively. Substantially all of the cash for investing activities related to the acquisition of businesses and of various machinery and equipment. Expenditures for acquisition of businesses amounted to $54.2 million, $106.9 million, $21.1 million and $47.8 million in the six months ended June 30, 2004, and in the years ended December 31, 2003, 2002 and 2001, respectively. Capital expenditures amounted to $141.6 million, $116.4 million, $61.0 million and $38.0 million in the six months ended June 30, 2004, and in the years ended December 31, 2003, 2002 and 2001, respectively.

Net cash provided by financing activities was $43.8 million, $103.1 million, $3.4 million and $65.7 million in the six months ended June 30, 2004, and in the years ended December 31, 2003, 2002 and 2001, respectively. In 2003, two of our Russian subsidiaries issued long-term ruble-denominated bonds, the proceeds of which were used to finance our capital expenditures and repay our short-term borrowings, as follows:

•	On February 4, 2003, Chelyabinsk Metallurgical Plant issued ruble-denominated bonds in an aggregate principal amount of 1 billion rubles (approximately $31 million). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 16.85% p.a. The interest rate for the second, third and fifth coupon periods is set by us is made public 10 days before the respective coupon period starts. Bondholders are entitled to early

Management’s discussion and analysis of financial condition and results of operations redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bonds are guaranteed by our subsidiary Southern Kuzbass Coal Company. The obligatory redemption date of the bonds is February 4, 2006. In August 2003, we repurchased a portion of these bonds from bondholders exercising their right of early redemption. The balance outstanding at December 31, 2003, was $22.2 million. At June 30, 2004, the balance outstanding increased to $34.5 million primarily due to our resale of the previously repurchased bonds.

•	On June 19, 2003, Mechel Trading House issued ruble-denominated bonds in an aggregate principal amount of 3 billion Rubles (approximately $98 million). The bonds were issued at 100% of face value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 11.75% p.a. The interest rate for the second, third and fifth coupon periods is set by us and is made public 10 days before the respective coupon period starts. Bondholders are entitled to early redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bondholders have an option to demand repayment of the bonds starting June 19, 2006, with an obligatory redemption date on June 19, 2009. The balance outstanding at June 30, 2004, and December 31, 2003, was $103.4 million and $101.9 million, respectively (such difference being a result of changes in the U.S. dollar/ruble exchange rates).

Proceeds from the offering will be used for a combination of purposes, including capital expenditures and acquisitions. See “Use of Proceeds.”

Liquidity

We had cash and cash equivalents of $63.5 million at June 30, 2004, and $19.3 million at December 31, 2003. Of these amounts, $41.3 million and $13.7 million was held in U.S. dollars, euros and other hard currencies and $22.2 million and $5.6 million was held in rubles and other currencies of the CIS and Eastern Europe, respectively. A majority of our cash and cash equivalents are held by Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant and our principal trading companies, Mechel Trading, Mechel Metal Supply and Mechel Trading House.

As of June 30, 2004, and December 31, 2003, we had unused credit lines of approximately $139.3 million and $4.3 million, respectively, out of total available credit lines of $677.3 million and $468.7 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 5.4% and 6.8% at June 30, 2004, and December 31, 2003, respectively. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

The following table summarizes our liquidity as of June 30, 2004, and December 31, 2003.

Estimated Liquidity	June 30, 2004	December 31, 2003
	(in millions of U.S. dollars)

Cash and cash equivalents	63.5	19.3
Amounts available under credit facilities	139.3	4.3

Total estimated liquidity	202.8	23.6

We had a working capital deficit of $39.3 million, $148.0 million and $149.4 million as of June 30, 2004, and December 31, 2003 and 2002, respectively. We expect to improve our working capital

Management’s discussion and analysis of financial condition and results of operations position significantly through completion of this offering and through the replacement of short-term with longer-term debt.

We believe that our liquidity will be adequate to satisfy our obligations for the foreseeable future, including spending for the major items of our capital expenditures currently in progress or expected to be commenced in 2004 through 2006. See “Business—Capital Improvements Program.” Future requirements for our business needs, including the funding of acquisitions and capital expenditures, debt service for outstanding financings, and any amounts that may ultimately be paid in connection with contingencies, are expected to be financed by a combination of internally generated funds (including non-core asset sales), proceeds from the sale of stock, borrowings and other external financing sources. However, our business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Russian and other financial markets, prevailing interest rates, our credit rating and the Russian government’s policies regarding ruble and foreign currency borrowings.

Our opinion concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), levels of inventories and accounts receivable, the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the level of our outstanding debt and credit ratings by rating agencies.

Other than as described above and elsewhere in this prospectus, no significant change has occurred since June 30, 2004.

Contractual Obligations and commercial commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2003.

		Payments due by period
Contractual Obligations and commercial commitments	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Short-Term Borrowings(1)	308,969	308,969	—	—	—
Long-Term Debt Obligations(1)	155,436	33,124	12,485	106,863	2,963
Purchase Obligations(2)	18,644	18,644	—	—	—
Restructured Taxes Payable(3)	122,597	25,717	24,124	47,517	25,239
Asset Retirement Obligations(4)	13,937	1,995	6,773	1,403	3,765
Other Long-Term Liabilities	1,418	—	1,247	171	—
Commitments under Subsoil Licenses(5)	13,000	*	*	*	*

(1)	Does not include interest. In 2003, our interest expense was $48.5 million and we paid out $31.3 million for interest, net of amounts capitalized.
(2)	Accounts payable for capital expenditures.
(3)	Consists of Russian and Romanian restructured prior period taxes and social charges and related fines and penalties. This does not include $124.2 million in current period taxes and social contributions due as of December 31, 2003. See note 13 to our audited consolidated financial statements. This also does not include income taxes. In 2003, our income tax expense amounted to $47.8 million and we paid out $53.9 million in income taxes.
(4)	See note 3(x) to our audited consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

(5)	We have certain environmental and safety commitments under the licensing agreements relating to our subsoil licenses. We estimate that we will spend approximately $13 million in total to satisfy these commitments. See “Regulatory Matters—Subsoil Licensing—Maintenance and Termination of Licenses.” Due to the small amounts involved and our flexibility to make these expenditures over a period of time, we do not track these commitments by year.

In the course of acquisition of our Romanian subsidiaries, we undertook certain commitments in respect of future capital expenditures connected with the development of production facilities. For COST, we committed to invest $21.1 million in the modernization of the plant and upgrade of its capacity over a period of five years from the date of acquisition (August 2002). For Industria Sarmei, we committed to invest $19.0 million in the modernization of the plant and upgrade of its capacity over a period of five years from the date of acquisition (June 2003). An additional commitment to invest in environmental protection at Industria Sarmei was accrued for and amounted to $3.6 million. As of June 30, 2004, the total of unfulfilled commitments and accruals was approximately $33.2 million. These investments are required to be made in annual installments from the dates of their respective acquisitions, and our investment commitments are secured by our shares in these subsidiaries.

INFLATION

Inflation in the Russian Federation was 20.2% in 2000, 18.6% in 2001, 15.1% in 2002, and 12.0% in 2003. With the exception of our coal operations in 2002, inflation has generally not had a material impact on our results of operations in recent years, primarily because producers in the market segments in which we compete are able to increase selling prices in line with increases in ruble-denominated costs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position is routinely subject to a variety of risks. We are exposed to market risks associated with foreign currency exchange rates, interest rates, commodity and equity prices. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable.

Except for a single instance of hedging foreign currency exchange rates risk more fully discussed below, we do not enter into hedge transactions to manage the risks specified above.

We do not hold or issue derivative financial instruments for trading purposes.

Currency risk

The functional currencies for our Russian and Romanian subsidiaries are the ruble and lei, respectively. The U.S. dollar is the functional currency of our other international operations. Our reporting currency is the U.S. dollar.

As the economies of Russia and Romania were considered highly inflationary through December 31, 2002 and December 31, 2003, respectively, transactions and balances of our Russian and Romanian subsidiaries not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation.” The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities are translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders’ equity, are stated at their actual U.S. dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the monthly average exchange rates. Items in the statement of cash flows are translated at the monthly average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign

Management’s discussion and analysis of financial condition and results of operations currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated income statement as “Foreign exchange gain (loss).”

Effective from January 1, 2003, Russia no longer meets the criteria for a highly inflationary economy for purposes of applying SFAS No. 52. Accordingly, for the periods starting January 1, 2003, Mechel and its Russian subsidiaries no longer remeasure transactions and balances from rubles into U.S. dollars but translate rubles into U.S. dollars using the current rate method as prescribed by SFAS No. 52. The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income.

The initial implementation of this change had the effect of decreasing the U.S. dollar value of the combined net assets of our Russian subsidiaries by $30.9 million and increasing the accumulated other comprehensive income by the same amount. The impact of the change was to record $30.9 million of income for the year ended December 31, 2003, as a component of accumulated net other comprehensive income in the shareholders’ equity section of the consolidated balance sheet.

The Russian ruble and the Romanian lei are generally not convertible outside Russia and Romania, respectively, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Further, our ability to convert Russian rubles and Romanian leis into other currencies in Russia and Romania, respectively, is subject to rules that restrict the purposes for which conversion and the payment in foreign currencies are allowed.

In December 2002, we engaged in series of forward transactions to buy U.S. dollars amounting to $11 million in total for euros to hedge our exposure to movements in foreign currency exchange rates arising on euro-denominated accounts receivable of Mechel Trading, our Swiss trading company. This derivative was not designated as a hedge for accounting purposes. Such forward transactions amounted to $53.4 million during the year ended December 31, 2003. We intend to continue to engage in such transactions.

During the year ended December 31, 2003, we acquired other subsidiaries having their primary operations in Romania, Croatia and Lithuania, one in each country. The functional currencies of our Croatian and Lithuanian operations are their respective local currencies, the Croatian kuna and the Lithuanian lit, which were added to the list of our exposure foreign currencies.

Management’s discussion and analysis of financial condition and results of operations

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency at December 31, 2003.

Balance as of December 31, 2003	U.S. dollar	ruble	euro	lei	Other	Total
	(in thousands of U.S. dollars)
Current Assets:
Cash and cash equivalents	9,894	5,916	332	2,612	549	19,303
Trade receivables, net	46,458	21,475	16,359	3,342	3,296	90,930
Due from related parties	399	28,131	—	—	—	28,530
Deferred income taxes	—	6,496	—	4,062	—	10,558
Prepayments and other current assets	10,317	157,151	236	3,110	629	171,443

Total current assets	67,068	219,169	16,927	13,126	4,474	320,764

Current Liabilities:
Short-term borrowings and current maturities of long-term debt	(140,538)	(163,760)	(6,635)	(31,160)	—	(342,093)
Accounts payable and accrued expenses:
Advances received	(36,510)	(36,616)	—	(1,270)	(24)	(74,420)
Accrued expenses and other current liabilities	(14,201)	(44,390)	—	(1,934)	(2,919)	(63,444)
Taxes and social charges payable	(5,878)	(137,905)	—	(5,488)	(618)	(149,889)
Trade payables to vendors of goods and services	(36,879)	(66,503)	(6,486)	(28,713)	(5,998)	(144,579)
Due to related parties	(8,075)	(5,812)	—	—	—	(13,887)
Asset retirement obligation	—	(1,556)	—	(439)	—	(1,995)
Deferred income taxes	(3,424)	(13,459)	—	—	—	(16,883)
Deferred revenue	(52,662)	(251)	—	(2)	—	(52,915)

Total current liabilities	(298,167)	(470,252)	(13,121)	(69,006)	(9,559)	(860,105)

Long-term Liabilities:
Restructured taxes and social charges payable, net of current portion	—	(89,363)	—	(7,516)	—	(96,879)
Long-term debt, net of current portion	(9,956)	(102,548)	—	(9,807)	—	(122,311)
Asset retirement obligation, net of current portion	—	(10,959)	—	(983)	—	(11,942)
Due to related parties	—	—	—	—	—	—
Deferred income tax	—	(95,007)	—	(13,677)	—	(108,684)
Other long-term liabilities	(1,081)	(321)	—	(16)	—	(1,418)

Total long-term liabilities	(11,037)	(298,198)	—	(31,999)	—	(341,234)
Minority interest	—	(184,344)	—	—	—	(184,344)

Net monetary assets (liabilities)	(242,136)	(733,625)	3,806	(87,879)	(5,085)	(1,064,919)

The table below summarizes our debt position by currency and rate method.

	U.S. dollar	ruble	euro	lei	Total
	(in thousands of U.S. dollars)

Total debt including	150,494	266,307	6,635	40,968	464,404
Fixed-rate debt	136,327	266,307	6,635	40,968	450,237
Variable-rate debt	14,167	—	—	—	14,167

Management’s discussion and analysis of financial condition and results of operations

Interest rate risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2003, we had debt amounting to $464.4 million, which comprised variable-rate borrowings of $14.2 million (3.1%) and fixed-rate borrowings of $450.2 million (96.9%).

We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future indebtedness. Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risks and may enter into such arrangements.

The table below presents the principle cash flows and related range of interest rates, by expected maturity dates, of our variable and fixed-rate debt obligations as of December 31, 2003.

		Expected maturity date as of December 31,
	Currency	2004	2005	2006	2007	There- after	Total	Annual Interest rate (Actual at December 31, 2003)
		(in thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Raiffeisenbank	U.S. dollar	7,000					7,000	LIBOR+4.75%(5.87)%
Raiffaisenbank	U.S. dollar	5,667					5,667	LIBOR+5%(6.12)%
Mosnarbank	U.S. dollar	1,500					1,500	LIBOR+5%(6.12)%

Total		14,167					14,167
Fixed-rate U.S. dollar debt:
BNP	U.S. dollar	52,768					52,768	3.06-3.19%
Alfa-bank	U.S. dollar	32,048					32,048	9.5-11.0%
BCP	U.S. dollar	4,242					4,242	3.81-3.82%
Sberbank	U.S. dollar	1,650		2,209			3,859	9.0-11.0%
Die Erste Vienna	U.S. dollar	3,280					3,280	3.5%
Raiffeisenbank	U.S. dollar	1,521					1,521	4.47%
ING Bank	U.S. dollar	1,401					1,401	2.56%
Credit Suisse	U.S. dollar	1,287					1,287	3.45-4.05%
VBP	U.S. dollar	1,234					1,234	3.4%
Uralsib	U.S. dollar	1,155					1,155	10.5%
Uglemetbank	U.S. dollar	679					679	20.0%
Latekobank	U.S. dollar	540					540	10.0%
Other banks	U.S. dollar	688					688	Various
Corporate Lenders	U.S. dollar	31,149		380			31,529	0-10%

Total		133,642		2,589			136,231
Fixed-rate euro debt:
BNP, Geneva	euro	6,635					6,635	4.31%

Total		6,635					6,635
Fixed-rate ruble debt:
Sberbank	ruble	62,591					62,591	9.5-14.0%
Gazprombank	ruble	29,809					29,809	13.5-14.3%
Uralsib	ruble	10,115					10,115	11.0-13.5%
Bank of Moscow	ruble			3,400			3,400	12.0%
Uglemetbank	ruble	2,193					2,193	21.0%
Bank Zenit	ruble	2,000					2,000	10.5%
Vserossiyskiy Bank	ruble	1,976					1,976	14.0-16.5%
Vneshtorgbank	ruble	1,901					1,901	13.0%
Kuzbassugolbank	ruble			1,700			1,700	11.0%
Alfa-bank	ruble	861					861	13.0%
Other banks	ruble	10					10	Various
Bonds	ruble					101,852	101,852	11.75%

Management’s discussion and analysis of financial condition and results of operations

		Expected maturity date as of December 31,
	Currency	2004	2005	2006	2007	There- after	Total	Annual Interest rate (Actual at December 31, 2003)
		(in thousands of U.S. dollars)

Bonds	ruble	22,150					22,150	16.9%
Corporate Lenders	ruble	14,924					14,924	0.0-10.0%
Promissory notes	ruble	7,958		15		2,948	10,921	0.0%

Total		156,488		5,115		104,800	266,403
Fixed-rate lei debt:
APAPS	lei	27,091	2,389	2,392	1,687	3,339	36,898	24%
Raiffaisenbank	lei	2,103					2,103	19.5-21.25%
BCR	lei	1,226					1,226	20.0%
BRD	lei	509					509	23.9%
Unicredit Buhuresti	lei	232					232	20.5%

Total		31,161	2,389	2,392	1,687	3,339	40,968

Total debt:		342,093	2,389	10,096	1,687	108,139	464,404

The carrying amounts of short-term loans approximate their fair values due to their short maturity. We believe that the carrying value of our long-term debt approximates its fair value.

Commodity price risk

In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, and to a lesser extent, to the purchase, production and sale of coal, coke and other products.

We do not use commodity derivatives or long-term sales or supply agreements to manage our commodity price risks.

Under certain of our steel products sales agreements we grant a third party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices when the reseller delivers the products to the end customers. Historically, these selling price adjustments occur within an eight- to sixteen-week period from the date the products are delivered to the reseller. As of December 31, 2003 and 2002, we had 156,410 and 152,342 metric tonnes of our steel products in the distribution channel for which we received prepayments in the amount of $45.5 million and $32.1 million, respectively. See “—Critical Accounting Estimates—Revenue recognition.”

Equity price risk

As disclosed in Note 8 to our audited consolidated financial statements included herein, as of December 31, 2003 and 2002, we had a significant cost method equity investment in MMK. These investments are exposed to market risk of fluctuations in equity prices.

These investments are shares of Russian companies that are not publicly traded and, accordingly, their market values are not available. Currently, it is not practicable for us to estimate the fair values of these investments because we have not yet obtained or developed the valuation models necessary to make the estimates, and the cost of obtaining an independent valuation is believed by the management to be excessive considering the significance of the investments. Therefore, these investments are omitted from quantitative risk information disclosure presented herein.

We do not use derivative instruments or any other arrangements to manage our equity price risks.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

The value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by U.S. GAAP.

Management believes that the following are the more significant judgments and estimates used in the preparation of the financial statements.

Accounting for business combinations

During the past years, we have completed several significant business combination transactions. In the future, we may continue to grow our business through business combinations. We accounted for all combinations using the purchase method of accounting.

The accounting for business combinations under the purchase method is complicated and involves the use of significant judgment. Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Determining the fair values of the assets and liabilities acquired involves the use of judgment, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. We have, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

Goodwill represents the excess of the purchase price over the fair value of the acquired underlying identifiable net assets resulting from business acquisitions and is originally stated at cost. At the acquisition date goodwill is allocated to the reporting units it relates to. Annually, or if conditions indicate an earlier review is necessary, the carrying value of the reporting unit is compared to an estimate of its fair value. If the estimated fair value is less than the carrying value, goodwill is impaired, and will be written down in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. As of December 31, 2003 and 2002, we reported goodwill of $5.4 million and $3.3 million, respectively. During the years ended December 31, 2003, 2002 and 2001, we recognized goodwill impairment of $nil, $7.2 million and $nil, respectively.

Management’s discussion and analysis of financial condition and results of operations

Negative goodwill represents the excess of the fair value of the acquired identifiable net assets over the purchase price of the acquisition. Negative goodwill was allocated to the acquired non-current assets, except for deferred taxes and long-term investments in marketable securities, if any, until they were reduced to zero. The remaining negative goodwill was amortized to income over its estimated life of 20 years prior to the adoption of SFAS No. 142 on January 1, 2002. The remaining unamortized negative goodwill at January 1, 2002, was recognized in the income statement as a change in accounting principle. In accordance with SFAS No. 141, Business Combinations, any negative goodwill remaining after reducing to zero the value of assets acquired in a business combination shall be recognized as an extraordinary item in the income statement. For the investees accounted for under the equity method, the excess of cost of the stock of those companies over our share of fair value of their net assets as of the acquisition date is treated as embedded goodwill. Similar to consolidated subsidiaries, SFAS No. 142 requires that goodwill from equity method investments be no longer amortized over its estimated useful life. Subsequent changes to the value of this balance resulting from our share of income or losses including impairment of the embedded goodwill are included in the consolidated income statements.

Mineral licenses and mining long-lived assets

We use estimates for proven and probable reserves, recoverable resources therefrom, and/or assumptions of future coal, nickel and iron ore prices. Such estimates and assumptions affect the fair value of the mineral reserves rights at the date of its acquisition, impairment of mineral reserves rights and other long-lived assets and the ability to realize income tax benefits associated with deferred tax assets.

Estimates of mineral reserves are based primarily on engineering evaluations. Mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,” which resolves the inconsistency between the Task Force’s consensus that mineral rights are tangible assets and the guidance in SFAS No. 141 that characterizes mineral rights as intangible assets. In that consensus, the EITF determined mineral rights or licenses are tangible assets. The adoption of this did not have a material impact on our financial position or results of operations.

Our estimate of mineral reserves together with estimates of sales volumes and prices for the products are significant factors used in performing annual impairment assessments of our long-lived mining assets, including mineral reserves rights. Changes in estimates of reserves and other assumptions regarding pricing and volumes could materially influence these assessments. Should our estimates of the quantity of sales and prices not materialize, significant impairments of our long-lived mining assets may result. These estimates and assumptions also affect the rate at which depreciation and depletions are charged to earnings.

Because currently there is no history of subsoil licenses’ renewals, our existing mineral reserves rights and long-lived mining assets are being depleted/depreciated over the periods covered by existing licenses on the deposit-by-deposit basis.

On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2003 and 2002, the carrying amount of our mineral licenses amounted to $160.1 million and $81.0 million, respectively.

Stock-based compensation

We follow the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for the stock-based compensation arrangement with one of our executives. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the

Management’s discussion and analysis of financial condition and results of operations provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and to make disclosures in accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123”. Because the fair value accounting requires use of valuation models that were not developed for use in valuing employee stock awards, we have elected to account for our stock-based compensation in accordance with the provisions of APB Opinion No. 25 and related interpretations.

Accordingly, the compensation cost was recognized based on the excess, if any, of the fair market value of the shares on the measurement date (July 1, 2003) over the amount the executive must pay to acquire the shares. We are recognizing compensation expense on a straight-line basis over the remaining vesting period of the award through April 15, 2004.

We do not present pro forma disclosures as if the fair value method had been applied, as the result would be substantially the same given that the exercise price of the award was zero.

Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria has not been met as the selling price is subject to adjustment based upon the market price when the customer receives the product. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer, generally within eight- to sixteen-week period from the date of the goods delivery. Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

We categorize revenues as follows:

•	Domestic
•	Russia: sales of Russian production within Russia
•	Other domestic: sales of non-Russian production within the country of production

•	Export: sales of production outside of country of production

Property, plant and equipment

For other than mineral licenses and other long-lived mining assets and processing plant and equipment, we record depreciation primarily using the straight-line method on a pro rata basis.

The following useful lives are used as a basis for recording depreciation:

Category of asset	Useful economic lives estimates, years
Buildings	20-45
Land improvements	20-50
Operating machinery and equipment	7-30
Transportation equipment and vehicles	4-15
Tools, furniture, fixtures and other	4-8

Remaining useful economic lives of our property, plant and equipment are being revisited on an annual basis.

We evaluate carrying value of our property, plant, and equipment for impairment whenever indicators of impairment exist.

Management’s discussion and analysis of financial condition and results of operations

Accounts receivable

Accounts receivable are stated at net realizable value. We review the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Deferred income taxes

We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. In estimating levels of future taxable income, we have considered historical results of operations in recent years and would, if necessary, consider the implementation of prudent and feasible tax planning strategies to generate future taxable income. If future taxable income is less than the amount that has been assumed in determining the deferred tax asset, then an increase in the valuation reserve will be required, with a corresponding charge against income. On the other hand, if future taxable income exceeds the level that has been assumed in calculating the deferred tax asset, the valuation reserve could be reduced, with a corresponding credit to income.

Litigation, claims and assessment

We are subject to various lawsuits, claims and proceedings related to matters incidental to its business. Accruals of probable cash outflows have been made based on an assessment of a combination of litigation and settlement strategies. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of these strategies.

We record liabilities for potential tax deficiencies. These liabilities are based on management’s judgment of the risk of loss. In the event that we were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Asset Retirement Obligations

Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.8 million, including tax benefit, as a charge to cumulative effective changes in accounting principles. Application of this new accounting principle resulted in an increase in property, plant and equipment of $5.5 million and an asset retirement obligation liability of $9.3 million. The application of SFAS No. 143 reduced income from continuing operations by $2.6 million, net income by $6.4 million (after income taxes of $nil), or $0.02 per basic and diluted share, for the year ending December 31, 2003. The following table summarizes the balance sheet impact of our initial adoption of SFAS No. 143 as of January 1, 2002, computed on a pro forma basis as if the provisions of SFAS No. 143 had been applied during all periods affected:

Management’s discussion and analysis of financial condition and results of operations

	Balance at January 1, 2003	Pro forma Balance at January 1, 2002
Asset retirement cost included in the related mining assets	7,966	4,093
Accumulated depreciation of capitalized asset retirement costs	(2,492)	(2,052)
Asset retirement cost, included in mining assets, net	5,474	2,041
Asset retirement obligation	9,262	4,290

We have numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. Our asset retirement obligations primarily relate to our steel and mining production facilities with related landfills and dump areas and our mines. The following table presents the movements in ARO for the year ending December 31, 2003.

Asset retirement obligation	Year ended December 31, 2003
Balance at beginning of year	9,262

Liabilities incurred in the current period	2,144
Liabilities settled in the current period	—
Accretion expense	2,433
Revision in estimated cash flow	—
Translation and other	98

Balance at end of year	13,937

Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. It elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified as from 2003. The disclosure requirements are effective for financial statements ending after December 15, 2002. Our adoption of Interpretation No. 45 on January 1, 2003 did not have a material impact on our financial position and results of operations.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which revised Interpretation No. 46, issued in January 2003. FIN 46R addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. It focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would

Management’s discussion and analysis of financial condition and results of operations be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements.

We will adopt FIN 46R in 2004. We have not determined what impact, if any, FIN 46R will have on our financial position or results from operations.

TREND INFORMATION

Steel industry

We expect the Russian steel industry to continue to benefit from domestic and global demand for steel. In 2003, domestic consumption of steel products rose 10% year-on-year and we expect domestic consumption to continue to grow, with engineering, construction and tube production being the main drivers of domestic demand. The construction industry, in particular, is the most dynamically developing sector with an annual growth rate of approximately 14% in 2003.

The global demand for steel has been increasing by 3% per annum, and is expected to remain relatively strong in the near term, despite a decrease in Chinese demand. More control over production capacity following consolidation in Western Europe and bankruptcy-related closures in North America have allowed for increasing supply-side discipline among producers, which has supported the steel price recovery over the last 18 months. During that period, steel inventory levels have been reduced, which may further support steel prices in the near term, although likely not at the levels recently seen. The extent to which these developments occur will depend on a number of factors, including primarily the sustainability of Asian demand in the face of a slowdown in China and the extent and pace of economic recovery in Europe and the United States.

Steel prices remained strong in the first half of 2004, and we expect global steel prices to peak in the first half of 2005, and begin to decrease during the second half of 2005, due in part to increases in production levels as producers respond to the generally favorable demand and pricing environment, as well to a continuing slowdown in China. We expect steel prices in Russia to generally track international prices.

Coal industry

The Asian countries are among the major net importers of sea-borne steam and coking coal. On the back of strong demand, inventory levels in the coal industry have been significantly reduced, resulting in higher price levels despite capacity expansions, primarily in Australia. Coking coal prices are dependent on the situation in the steel industry, and are likely to continue rising in 2005 due to increases in the production of steel, as well as due to the shortage and high prices for steel scrap which results in the greater utilization of blast furnaces requiring coke. Coke supply remains constrained globally due to fully utilized production capacities, with Chinese coke exports expected to further decrease, which will put further pressure on availability and price levels during 2004 and 2005. Announced plans for supply increases in Australia are not expected to outweigh expected longer-term increases in demand from Brazil and India. The steam coal market is driven by non-steel related factors, and we expect prices to remain high in 2004 and 2005 before correcting towards 2006, driven by demand growth from power and industrial users and restocking.

Iron ore industry

The iron ore industry is currently characterized by high demand from Asia and supply and transportation constraints. Capacity expansions are primarily targeted to meeting the demand increase, generated primarily in China, although demand from China has decreased in recent months. The outlook for 2005 and beyond will depend on supply and demand balance in the industry, but we do not anticipate that the

Management’s discussion and analysis of financial condition and results of operations increase in iron ore production will be such as to shift this balance significantly and we expect prices for iron ore to remain at high levels.

Nickel industry

Nickel prices have increased significantly since 2001. Stock-building ahead of a ramp-up in stainless steel production in 2004, strong demand from China and speculative demand, combined with a strike at one of the facilities of Inco, the world’s second largest producer, have underpinned the price rise. We believe that demand and prices will remain relatively stable through the remainder of 2004, with a slight decrease in 2005. However, by 2006, lower demand growth—particularly in stainless steel, coupled with an anticipated slowdown in China—should force a reduction in the nickel price.

Sales

Within the context of a positive demand and pricing environment, we expect to increase our steel products production levels and shipments as we continue to increase our production capacities, particularly at Chelyabinsk Metallurgical Plant. See “Business—Steel Business—Facilities.” We expect that a continuing improvement in the Russian steel market will increase our domestic steel sales as a proportion of our overall steel sales.

We also expect our mining segment sales to increase as we continue production increases. We expect that our coking coal sales will trend towards an even split between internal consumption and third party sales, with third party sales consisting primarily of sales to Europe and Ukraine, with increasing sales to Asia as well. We also expect to increase our export sales of steam coal, given the significant price differential which currently exists. We believe that our mining segment may help to counterbalance any near term downturn in steel prices, as we increase our iron ore sales to China, assuming sustained Chinese demand.

Inventory

The recent downturn in the Chinese steel sector has resulted in an increase in our inventory of iron ore concentrate. We expect that this inventory will gradually decrease as domestic iron ore sales increase, and that it will cease to be a significant factor when our new sinter plant at Chelyabinsk Metallurgical Plant begins to operate in the first half of 2005.

Overall, our raw materials inventory was at twice the amount at December 31, 2003, as compared to December 31, 2002, and outpaced growth in the cost of goods sold (12.5% and 9.6% as a percentage of cost of goods sold in 2003 and 2002, respectively), due to the growth in our business through acquisitions, significantly higher prices for scrap and ferroalloys in Eastern Europe and Russia and the maintenance of higher stock levels in order to hedge against further price increases. Similar trends in our raw materials inventory continued in 2004 (12.7% and 10.9% as a percentage of cost of goods sold for the six months ended June 30, 2004 and 2003, respectively, on an annualized basis).

Costs

Our steel costs per tonne should remain relatively stable, as higher production volumes, cost savings from the continuing integration of our recent steel acquisitions and efficiency and output gains arising as a result of the targeted capital expenditure program, particularly at Chelyabinsk Metallurgical Plant, help to offset increasing payroll costs and raw material prices and potential increases in electricity and natural gas tariffs. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The new sinter plant at Chelyabinsk will allow us to substantially increase our ability to internally source

Management’s discussion and analysis of financial condition and results of operations our iron ore feed requirements, without the need to utilize third-party processing, while the increasing use of continuous casters should provide both efficiency and production increases. We also expect these technology improvements to reduce our energy requirements per tonne, partially reducing the impact of potential increases in electricity and natural gas tariffs.

Within our mining segment, we expect our coal costs per tonne to increase gradually as a result of increasing payroll costs, while nickel costs per tonne should decrease significantly in 2005 as a result of technological and operational improvements, before beginning to gradually increase thereafter. We expect our iron ore costs per tonne to remain relatively stable.

SEASONALITY

Seasonal effects have a relatively limited impact on our results. Nonetheless, slowing of demand and, thus, a reduction in sales volumes (and a concomitant increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We also maintain larger stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are also dependent on the Russian construction market, which also experiences slowdowns in the winter months. However, our sales of steam coal typically increase during the second and third quarters as a result of increased steam coal purchases by utilities for the winter.

Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron-ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Industry

GLOBAL STEEL INDUSTRY OVERVIEW

Steel is one of the most important, multi-functional and adaptable materials in use today, and is considered to be the backbone of industrial development. Steel’s versatility is attributable to the fact that it is hot and cold formable, weldable, hard, resistant to corrosion, water and heat, 100% recyclable and has good machinability. Among the myriad industries in which steel is used are the construction, transportation and engineering industries. Steel is also used in the production of power lines, pipelines, white goods and containers.

The steel industry is affected by a combination of factors, including periods of economic growth or recession, worldwide production capacity and the existence of, and fluctuations in, steel imports and protective trade measures. Steel prices respond to supply and demand and have fluctuated in response to general and industry-specific economic conditions.

The steel industry operates predominantly on a regional basis given the high cost of transporting steel. For example, the top five producers in each of Japan and the EU control more than 60% of their respective regional markets. However, despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs, duties and quotas, global imports and exports have increased in the last decade.

While steel production has been historically concentrated in the EU, North America, Japan and the former Soviet Union, steel production in China and the rest of Asia has grown in importance over the past decade. In 2003, China was the largest single producer of steel at 220 million tonnes, as well as the largest consumer of steel at 237 million tonnes. China imports steel to meet its requirements, and is expected to remain a net importer of steel over the next decade, even after taking into account the planned increases in its production capacity. The EU, the United States and Japan were the next largest producers and consumers of steel. Russian steel production substantially declined between 1990 and 1998, but has steadily recovered since then. The following table sets forth raw steel production data by country or region for the years 1997-2003.

	2003	2002	2001	2000	1999	1998	1997
	(in millions of tonnes)

China	220	182	141	126	123	114	109
EU	160	159	159	163	155	160	160
Japan	111	108	103	106	94	94	105
United States	91	92	90	101	96	97	98
Russia	61	59	58	58	50	42	49

Other Asia	97	92	88	87	81	80	95
Other Europe	48	45	45	45	42	47	51

Other	157	149	140	144	130	126	132

Total	945	886	824	830	771	760	799

Source: International Iron and Steel Institute

The strategy and product mix of steel producers generally varies between producers in industrial countries and producers in emerging markets. Historically, commodity steel producers in industrialized countries had limited export markets due to the high cost of transporting steel relative to the low value of commodity steel grades. In the second half of the last century, producers in emerging markets began to

Industry

compete with industrialized country steel producers as they took advantage of the lower manufacturing costs in their countries to offset high transportation costs. In response, producers in Western Europe and Japan invested heavily in new technology and capacity to produce high value-added steel grades in order to differentiate their product portfolio and protect their margins by reducing their exposure to commodity steel prices. However, these similar and simultaneous investments resulted in a build-up of production overcapacities and have put pricing pressures on the value-added segments.

Recently, the growth and consolidation of both steel consumers and raw-material suppliers has weakened the bargaining power of steel producers and put further pressure on their margins. Steel producers have responded with a phase of industry consolidation. Usinor, Arbed and Aceralia in Europe merged to form Arcelor, the world’s largest steel company, as did Kawasaki Steel and NKK in Japan, creating JFE. Nucor acquired Birmingham Steel and ISG acquired Acme, LTV and Bethlehem Steel in the United States. Consolidation has enabled the steel companies to lower their production cost and allowed for a more stringent supply-side discipline, including through selective capacity closures. Despite this consolidation, in 2003 it is estimated that the top five companies—Arcelor Group (Luxembourg), Nippon Steel Corporation (Japan), POSCO (Korea), LNM Group (the Netherlands) and JFE Steel (Japan)—accounted for only 18% of global output, of which Arcelor accounted for only 5%.

RUSSIAN STEEL INDUSTRY OVERVIEW

Following the collapse of the Soviet Union, the Russian steel industry suffered a substantial decline in production from over 77 million tonnes in 1991 to 44 million tonnes in 1998. Since then, output has increased by nearly 39%, and in 2003, Russia produced 61 million tonnes of raw steel, or 7% of world production, making it the world’s fourth largest producer of crude steel. Russia also produced nearly 52 million tonnes of rolled products in 2003, operating at about 90% of installed capacity. Of this amount, 27 million tonnes (or 51% of the total output of rolled steel) were exported, comprising 8% of all global exports for semi-finished and finished steel products, making Russia the number three exporter of such products after Japan and Germany. Semi-finished products comprised 43% of exports. Overall, the Russian steel industry sells over 51% of its output abroad and benefits from healthy global markets, particularly in Asia, which is the most important market for Russian producers.

Domestic consumption is also on the rise, driven by both upstream and downstream industries. Steel consumption in the Russian economy in 2003 remained relatively low at 229 kilograms per capita, down from nearly 398 kilograms in 1992 and substantially less than in such countries as Japan, which consumed 571 kilograms per capita, the United States, which consumed 318 kilograms per capita, and countries in Western Europe, which consumed on average 462 kilograms per capita.

Russian steel producers tend to focus on vertical integration, which allows them a stable supply of certain raw materials (e.g., coking coal for pig iron and non-ferrous metals for stainless steel products) and stable demand from customers up the product chain. In addition, Russian companies are modernizing former state-owned steel production facilities, achieving significant reductions in manufacturing costs, placing their costs well below those of Western European producers, and improving product quality and technology. During the last decade, the share of open-hearth furnaces decreased from 53% in 1990 to 22% in 2003, and the share of continuous casting increased from 23% to 59% during the same period.

Domestic market

Steel production in Russia decreased from 1991 through 1998 as a result of the general economic decline in Russia during this period and the consequent reduced demand from the primary steel product consumers: the construction, infrastructure and engineering industries and the military sector.

Domestic consumption of rolled steel products in Russia has followed a U-shaped curve since 1990.

Industry

Consumption was at 65 million tonnes in 1990 and it declined steadily due to lower consumption by heavy industry, reaching bottom in 1998 when consumption was a mere 13 million tonnes. However, the devaluation of the ruble in 1998 resulted in economic growth and a sharp pick-up in domestic demand for steel products. Consumption grew by 24% in 1999, which was followed by 43% additional growth in 2000, outpacing both GDP and industrial production growth. In 2003, consumption was 27 million tonnes.

Russia does not import significant quantities of steel. Imported steel comprised only 8% of total steel consumed in Russia during 2003.

Export market

Asia, the Middle East and the EU are the dominant export destinations for Russian steel producers. China, which is the largest steel importer in the world, accounted for 13% and 38% of Russia’s total hot rolled steel and cold rolled steel exports in 2003, respectively. In 2003, Russian producers exported 27 million tonnes of rolled products, of which semi-finished products (slabs and billets) accounted for 44%, flat products for 40%, and long products for 16%. The abolition of steel export duties in 2002 by the Russian government has also improved the export market.

Exports of rolled products gradually gained importance during the 1990s, increasing from 12 million tonnes in 1991 to 27 million tonnes in 2003. Exports currently represent over 51% of total production.

The following table sets forth by percentage the export destinations for Russian steel products in 2003.

Region	%
Europe	30
Asia	43
Middle East	16
CIS (other than Russia)	5
Africa	3
North and South America	3

Total	100

Source: Metall-Expert

Producers

The Russian steel industry is characterized by a relatively high concentration of production, with the five largest steel companies accounting for 82% of Russia’s total steel products. These five companies can be divided into two groups by product type. MMK, Severstal, and Novolipetsk Iron & Steel Works, or NLMK, focus mainly on flat products, while EvrazHolding and Mechel Steel Group produce primarily long products. We are the second largest producer of long products in Russia after EvrazHolding.

We are also the largest comprehensive producer of specialty steels and alloys in Russia. Besides us, there are a number of relatively small companies—for example, Oskol Electric Metallurgical Works, or OEMK, Zlatoust Metallurgical Plant, or ZMK, and Electrostal—that make various specialty steels and alloys. However, each of these competitors produces only a limited range of products and lags significantly behind us in terms of overall production of specialty steels.

Industry

The following table provides information on Russian rolled steel production volumes by producer in 2003 and each producer’s main products.

Company	Output	Market Share	Main products
	(in thousands of tonnes)
EvrazHolding(1)	11,009	22%	Long
MMK	10,162	20%	Flat/long
Severstal	8,807	17%	Flat/long
NLMK	8,234	16%	Flat
Mechel Steel Group	3,506	7%	Long/flat
NOSTA	2,469	5%	Flat/long
OEMK	2,119	4%	Long
Other	4,647	9%

Total	50,953	100%

Source:	Chermet

(1)	EvrazHolding consists of Nizhny Tagil Metallurgical Plant, Zapadno-Sibirsky Metallurgical Plant (ZapSib) and Kuznetsky Metallurgical Plant.

GLOBAL COAL INDUSTRY OVERVIEW

There are two principal types of coal: steam (thermal) coal and coking (metallurgical) coal. Steam coal is used in electricity generation, while coking coal is used to manufacture coke for use in steel manufacture and other metallurgical applications. Coking coal is harder than steam coal and it swells when heated in blast furnaces, which characteristic is essential in steel making operations. Approximately 500–600 kilograms of coking coal is used per tonne of steel produced. Hard coking coal is supplemented by the direct injection of pulverized coal, or PCI, at rates of 100–200 kilograms per tonne of steel. PCI uses cheaper steam and semi-soft coking coal to cut down costs.

In recent years, the global coal industry has consolidated partly as a result of oil companies and other non-mining companies leaving the sector. The top five export coal producers (Rio Tinto, BHP Billiton, Anglo-American, Xstrata and Drummond) now supply 40% of the total traded coal market, with the top ten producers controlling 60%. As a result, coal suppliers have gained more pricing power.

RUSSIAN COAL INDUSTRY OVERVIEW

Russia possesses the world’s second largest coal reserves after the United States. Its proven coal reserves total 157 billion tonnes, accounting for 16% of the world’s proven coal reserves. In 2003, Russia produced 276 million tonnes of coal, of which about 75% was steam coal and the balance was coking coal. Approximately 70% of Russia’s coking coal output was controlled by Russian steel producers.

Coal production is heavily concentrated in the Kuznetsky Basin and the Kansko-Achinskii Basin, which are east of the Ural mountains. The two basins together accounted for 66% of Russia’s total output in 2003, with Kuznetsky producing primarily coking coal and Kansko-Achinskii producing primarily steam coal. In 2003, approximately 20% of the coal produced in Russia was consumed in the European part of Russia.

The export of coal has been growing over the past several years. In 2003, Russian coal companies exported approximately 60 million tonnes of coal, 20% higher than in 2002.

Industry

GLOBAL NICKEL INDUSTRY OVERVIEW

The stainless steel industry dominates nickel use, accounting for over 70% of world nickel demand in 2003. Nickel scrap makes up approximately half of the stainless steel raw materials feed of nickel and, as nickel scrap supplies are becoming tighter, there has been an increase in demand for primary nickel.

The supply of primary nickel is dominated by the world’s largest producer, Norilsk Nickel, which operates in arctic Siberia and northwestern Russia. It accounted for 20% of the world’s total primary nickel production in 2003. The Canadian producer, Inco, is the next-largest producer, accounting for 15% of the world’s total primary nickel production in 2003. The top five producers of nickel accounted for 55% of the world’s total primary nickel production in 2003.

RUSSIAN NICKEL INDUSTRY OVERVIEW

Russia ranks second in the world by nickel reserves, on par with Canada and following Australia. The country’s reserves are estimated at 6.6 million tonnes of contained nickel, or 11% of the global total. Norilsk Nickel accounts for 89% of Russia’s nickel reserves. Its reserves are made up of sulphide ores of the Taimyr and Kola Peninsulas, and are also rich in copper, cobalt and precious metals. The balance of Russia’s resources is comprised of deposits of poorer silicate ores of the Central and Southern Urals, developed by Southern Ural Nickel Plant and Ufaleinickel.

Russia accounts for over 330,000 tonnes of the total 1.4 million tonnes of nickel produced globally in 2003. Norilsk Nickel produced 260,000 tonnes of nickel, complemented by smaller-size plants such as Southern Ural Nickel Plant and Ufaleinickel. Over 90% of Russian nickel production was exported, with the domestic market for primary nickel presently limited to approximately 25,000 tonnes. Consequently, the industry is highly dependent on international metal prices as quoted at the London Metal Exchange, or LME.

GLOBAL IRON ORE INDUSTRY OVERVIEW

The iron ore industry is characterized by a high degree of consolidation, with 70% of the seaborne iron ore trade controlled by Rio Tinto, CVRD and BHP Billiton. The major producing countries are Brazil, China and Australia. Several projects in Australia, Brazil and South Africa are expected to increase global production.

Traditionally, Europe, Japan and China have been the major iron ore consumption centers, but areas such as the CIS, South Korea and Thailand have higher growth rates as the European and Japanese markets mature. Following an economic slowdown in 2001 and concurrent reduced iron ore demand, markets rebounded in 2002, with China and certain CIS countries showing significant increases in demand in connection with increases in steel production in these countries.

Iron ore production has experienced falling production costs due to productivity enhancements. Freight rates remain a major cost constraint, comprising about half of total costs in 2003. Freight costs thus maintain the regional segregation of the industry.

RUSSIAN IRON ORE INDUSTRY OVERVIEW

Russia produced 85.8 million tonnes of iron ore in 2003, accounting for 8% of global production. Russia, however, has higher production costs than other large producing countries such as Australia and Brazil due to more complex extraction processes. Iron ore exports totaled 17.7 million tonnes, or 21% of Russian production, in 2003. Imports totaled 12.9 million tonnes.

The 13 largest Russian mining companies accounted for 95% of total iron ore production in 2003, with the top three producers accounting for 53%. Approximately 55% of Russia’s iron ore output was

Industry

controlled by Russian steel producers in 2003. Production is concentrated in the Kursk region (56%), the Northwest district (18%) and the Urals district (14%), which together accounted for 88% of total production.

Total iron ore feed consumption of Russian steel mills is composed of concentrate (63%), pellets (29%), and sinter (8%).

STEEL-MAKING PROCESS AND TYPES OF STEEL

The principal raw material used to produce steel is iron ore. Mined iron ore is crushed, homogenized and mixed with limestone and coke. The mixture is sintered and then fed, in alternating layers with coke, into a blast furnace. This is injected with hot air and the coke burns to produce carbon monoxide, which reacts with the iron oxide to reduce the latter (by removing the oxygen) to produce pig iron (94-96% iron, 3-4% carbon and 1-2% non-ferrous elements). Pig iron is processed further in a basic oxygen furnace (also called BOF) to produce liquid or raw steel, so called because it still must undergo additional refining. In the basic oxygen furnace, pig iron from the blast furnace is purified in an oxygen converter and combined with additional products, such as limestone and scrap, which burn off most of the unwanted metals and other contaminants, leaving raw steel as the end product. Other metals, such as manganese and nickel, are then added for their specific alloying characteristics. Globally, approximately 65-70% of raw steel is made in basic oxygen furnaces, which are integrated, large-scale operations that generally must produce 3-4 million tonnes per annum to be economic.

Another method of raw steel production is the electric arc furnace (also called EAF, or mini-mill), which is normally a much smaller operations producing 200,000-300,000 tonnes per annum. Globally, approximately 30-35% of raw steel is made in EAFs. In the electric arc furnace, steel is recycled from scrap. Heat is supplied from electricity that arcs between graphite electrodes and a metal bath. This process is suitable for producing almost all stainless steel and other alloyed steel products, and for most long carbon steel products. However, it is not an economically competitive production method for high-purity flat carbon steel products.

Steel products are broadly subdivided into two categories—flat and long products. Flat products are those products such as slabs, which may be converted into hot rolled or cold rolled coils and/or coated sheets. They are used primarily in manufacturing industries, such as the white goods and automotive industries. Long products are used for construction-type applications (beams, rebars). To create flat and long products, molten raw steel is cast in continuous casting machines or casting forms, where it is converted to semi-finished products. The molten steel is poured and solidified to produce either blooms or billets (which may be transformed into long products), or into slabs (used for flat products).

All semi-finished products are then rolled at high temperatures, a process known as hot rolling. They are drawn and flattened through rollers to give the metal the desired dimensions and metallurgical properties. Some steel products go through an additional step of rolling at ambient temperatures, a process known as cold rolling. For cold rolled applications, coils are placed in the annealing furnace and heated to 1,300 degrees Fahrenheit, then gradually cooled to room temperature over a four-day period. This softens and stress relieves the metal to give it uniform properties for future fabrication. Oil may be applied to the surfaces for protection from rust.

The properties of steel may be modified to render it suitable for its intended future use by the addition at various stages of the production process of small amounts of other metals or metal oxides into the structure of the steel, varying the metal’s chemical composition. For example, the carbon content of steel can be varied in order to change its malleability, or other elements can be added to give it new properties, such as adding chrome and nickel to produce more rust-resistant stainless steel. The alloying of steel is different from the process of coating already rolled steel with certain materials to give it additional

Industry

metallurgical and anti-corrosion properties, as with stainless steel cord (cladding), zinc (hot dip or electrogalvanized sheet for the automobile industry) or tin (tin plate for tin and beverage cans).

Business

OVERVIEW

We are a low-cost integrated steel and mining group focused on the production of steel long products, as well as mining products such as coal, iron ore and nickel. In 2003 and in the first half of 2004, we had revenues of $2.05 billion and $1.63 billion, respectively. We are the largest and most comprehensive producer of specialty steels and alloys in Russia, producing 52% of total Russian specialty steel output, over three times as much as our nearest competitor. We are also the second largest producer of long products in Russia.

Our steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. Our steel business also produces significant amounts of coke, both for internal use and for sales to third parties.

We have substantial coal, iron ore and nickel mining interests in Russia and Kazakhstan, with the flexibility to supply our own steel production or sell to third parties depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers. We are capable of internally sourcing all of the coking coal, 92% of the iron ore and 55% of the nickel requirements of our steel segment, assuming in the case of iron ore that third parties process certain quantities of our iron ore concentrate into sinter and pellets. In addition, we are the only specialty steel manufacturer in the world capable of internally sourcing all three of these raw materials. We were the second largest producer of coking coal in Russia in 2003, with a 12% market share. We also control 24% of the coking coal washing capacity in Russia.

Additionally, we own 17.1% of the common shares of Magnitogorsk Iron and Steel Work OAO, or MMK, Russia’s largest producer of flat products, with reported revenues of $3.05 billion and $2.17 billion in 2003 and in the first half of 2004, respectively, under International Financial Reporting Standards.

OUR HISTORY AND DEVELOPMENT

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. Since that time, through strategic acquisitions in Russia and abroad, our founding shareholders have built Mechel into a large, integrated steel and mining group, comprising steel production in Russia, Romania and Lithuania and coke production and coal, iron ore, nickel and limestone mining in Russia. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

Set forth below are our primary steel and mining acquisitions:

➢	By 2000, we had acquired most of our coal interests, consisting of seven mining operations and related processing plants, all located within close proximity to each other in Mezhdurechensk in the southwestern part of Siberia. These operations, now consolidated under Southern Kuzbass Coal Company, produced 14.2 million tonnes of coal in 2003.

➢	In 2001, we acquired:

•	Chelyabinsk Metallurgical Plant, an integrated blast furnace and BOF/EAF steel mill which produced 2.6 million tonnes of coke, 4.2 million tonnes of raw steel and 3.3 million tonnes

Business

of rolled products in 2003 and which is located in Chelyabinsk, in the southern Urals near the border with Kazakhstan; and
•	Southern Urals Nickel Plant, consisting of two open-pit nickel mines and a nickel processing facility which produced 13,524 tonnes of nickel products in 2003 and which is located in Orsk, in the southern Urals.

➢	In 2002, we acquired:

•	Vyartsilya Metal Products Plant, a rolling mill which produced 51,670 tonnes of hardware in 2003 and which is located in Sortavala, Karelia, in northwest Russia close to the border with Finland;
•	Beloretsk Metallurgical Plant, a rolling mill which produced a total of 505,552 tonnes of steel products in 2003, including 244,766 tonnes of wire rod and 260,786 tonnes of hardware and which is located in Beloretsk, in the southern Urals;
•	Pugachev limestone quarry, consisting of a quarry and processing facility which produced 522,644 tonnes of limestone in 2003 and which is located close to Beloretsk, in the southern Urals; and
•	COST, a steel mill which produced 441,930 tonnes of raw steel and 285,677 tonnes of rolled products in 2003 and which is located in Targoviste, Romania.

➢	In 2003, we acquired:

•	Mechel Zeljezara, a Croatian steel mill that produced pipes, which we subsequently shut down in August 2004 due to its high input costs and a persistent weakness in pipe prices;
•	Urals Stampings Plant, a forging and stamping mill which produced 42,073 tonnes of specialty steel stampings in 2003 and which is located in Chebarkul, in the southern Urals;
•	Industria Sarmei, a steel mill which produced 260,681 tonnes of raw steel, 124,326 tonnes of rolled products and 70,228 tonnes of hardware in 2003 and which is located in Campia Turzii, Romania;
•	Korshunov Mining Plant, consisting of three iron ore mines and an iron ore concentrator plant which produced 3.5 million tonnes of iron ore concentrate in 2003 and which is based in Zheleznogorsk-Ilimskiy, in eastern Siberia;
•	Mechel Nemunas, a hardware plant which produced 22,044 tonnes of products in 2003 and which is located in Kaunas, Lithuania; and
•	Coal Washing Factory-38, a coal washing plant which produced 4,700 tonnes of coking coal concentrate in 2003 and which is located near Karaganda, Kazakhstan, now Mechel Coal Resources.

➢	In 2004, we acquired:

•	Port Posiet, a port located in Russia’s Far East on the Sea of Japan and which has 1.4 million tonnes of cargo handling capacity and over 120,000 tonnes of warehousing capacity and processed 845,000 tonnes of cargo, mostly coal, metals and ferroalloys, in 2003;
•	Gorbachev Mine, an underground coal mine located in Kazakhstan; and
•	Izhstal, a Russian specialty steel producer located in Izhevsk, Udmurtia, west of the Urals, which produced approximately 427,000 tonnes of raw steel, 264,000 tonnes of rolled products, 38,000 tonnes of hardware and 17,000 tonnes of stampings and forgings in 2003.

Business

Our “Mechel” name, which is derived from a combination of the Russian words “Metalurgicheskii” (meaning metallurgical) and “Chelyabinskii” (meaning Chelyabinsk), has been associated with our Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant commenced operations in 1943, and is well known in the Russian steel industry.

STRATEGY

Our goal is to expand our position in Russia as a leading supplier of carbon long products and as the leading supplier of specialty long products, to further develop our position as a competitive exporter of these products, to expand our mining business and to capitalize on the synergies deriving from our status as an integrated group. We also intend to leverage our core businesses, where appropriate, with acquisitions of value-added downstream businesses.

The key elements of our strategy include the following:

➢	Expand our Position as a Leading Producer of Carbon Long Products in Russia. We have already built a solid presence in this sector, including a market-leading position in engineering steel and strong sales in rebar and wire rod. We intend to improve these positions further, including through the addition of substantial new production capacity achieved by targeted, cost-effective capital expenditures. We plan to increase our raw steel and rolled steel production capacity from 6.3 million and 5.0 million tonnes in 2004, respectively, to 8.2 million and 7.1 million tonnes in 2007, respectively, primarily at our Chelyabinsk Metallurgical Plant. Additionally, we seek to benefit from the following factors in Russia:

•	If the economy continues to expand, the demand for long products, particularly in the construction industry, should increase, providing us with additional sales opportunities.
•	Substantial infrastructure repairs and industrial upgrade needs should also drive demand for our products.

➢	Develop and Expand Our Position as a High-Quality, Low-Cost Producer of Specialty Long Products. We are Russia’s primary producer of specialty long products. We believe that this higher-margin business provides us with substantial opportunities to increase our revenues and profitability for the following reasons:

•	Our low-cost production provides us with a competitive base for expanding our market share in Europe, Asia and the CIS countries.
•	The Russian market for specialty long products has considerable room for growth if demand from domestic engineering and manufacturing sectors recovers from historic post-Soviet lows in the past few years.

➢	Expand our Mining Business. We intend to build on our substantial mining experience to achieve the following goals:

•	Develop our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We plan to increase our coal production from approximately 15.2 million tonnes in 2004 to 16.6 million tonnes in 2007, and our iron ore concentrate production from approximately 4.0 million tonnes in 2004 to 5.0 million tonnes in 2007.
•	Make selective acquisitions of coal and other mining enterprises, including new subsoil licenses, particularly in Russia and other CIS countries, as strategic opportunities present themselves.

Business

•	Maintain our flexibility to internally source raw-material inputs for our steel-making business, depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers.

➢	Enhance our Position as a Low-Cost Producer. We intend to further increase our efficiency and reduce our manufacturing costs by:

•	Selectively investing in technology and capital improvements, including expanding our use of continuous casters in our steel-making.
•	Preserving our cost advantages in our labor, raw materials and energy inputs.
•	Achieving additional savings by fully integrating recent acquisitions into our operations.

➢	Further Capitalize upon Synergies between our Core Businesses. In addition to synergies deriving from our status as an integrated group, we believe that additional cost savings and opportunities will arise as we benefit from economies of scale and continue to integrate recent acquisitions, in particular by implementing improvements in working practices and operational methods. We regularly evaluate the manner in which our subsidiaries source their raw material needs and transfer products within the group in order to operate in the most efficient way, and we expect to identify and take advantage of further synergies between our core businesses.

➢	Selectively Expand our Downstream Capacity. We intend to continue to selectively acquire value-added downstream businesses such as hardware, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

•	Is a logical extension of our specialty and low-carbon long product lines, representing a higher-margin, next value-added step for products that we already manufacture.
•	Is in a market less cyclical than the upstream market, reducing our exposure to market downturns.
•	Moves us closer to our final customers, enabling us to better understand customer needs, influence buyer behavior and respond quickly to change.

➢	Selectively Expand our Internal Logistics Capabilities. We intend to selectively expand our internal logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our recent acquisition of Port Posiet, located on the Sea of Japan, to help us optimize our transportation expenses.

➢	Maintain Strong Export Sales. We intend to maintain our strong relationships with our significant export customers. Although we are focused on maintaining our market position within Russia, export sales, which constituted 55% of our total sales in the first half of 2004, allow us to diversify our sales and reduce our reliance on the Russian market in the event that it were to experience a downturn.

Implementation of these strategies is subject to a number of risks. See “Risk Factors” for a description of these risks.

COMPETITIVE STRENGTHS

Our main competitive strengths are the following:

➢	Low-Cost Producer. Our base of operations in Russia and integrated status allow us to take advantage of a number of cost advantages vis-à-vis foreign producers.

Business

•	Low-cost raw materials. We internally source all of the coking coal and a significant portion of the iron and nickel requirements of our steel segment. Our mines, processing facilities and steel production facilities have long and established operating histories, and we continue to find additional cost savings through internally sourcing these raw materials. Having the ability to internally source also gives us a better bargaining position with our outside suppliers and allows us to control our raw material costs.
•	Inexpensive energy. We internally satisfy about 38% of our electricity needs from our own co-generation facilities, and purchase most of the remainder at low, regulated prices. We also purchase natural gas from Gazprom at low, regulated prices for our electrical and other production needs. See “Risk Factors—Risks Relating to Our Business and Industry—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.”
•	Low labor costs. Russia has very low labor costs, including few, if any, pension obligations, as compared to the United States, Western Europe, Japan and South Korea.
•	Cost management. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining and steel-making operations. With our acquisition and successful integration of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant and Korshunov Mining Plant in the past few years, we have established a track record of turning around underperforming steel-making and mining products facilities by implementing improved operational and management practices, leading to reductions in production costs and improved product quality.

➢	Ability to Source Internally Significant Amounts of Raw Materials. We are capable of internally sourcing 100% of the coking coal, 92% of the iron ore and 55% of the nickel requirements of our steel segment, assuming in the case of iron ore that third parties process certain quantities of our iron ore concentrate into sinter and pellets, which comprise the ultimate form of iron ore feed into the steel making process. We are also currently expanding our iron ore processing capability so that we will be able to internally process more of our iron ore concentrate into sinter, making us capable of being 80% fully self-sufficient in our iron ore feed requirements, assuming current capacities and production levels. While other steel producers have certain captive raw-materials suppliers, we are the only steel manufacturer in the world with its own nickel production facilities. We believe that our captive supply of coking coal, iron ore and nickel provides us significant advantages over other steel producers, such as higher stability of operations, better control of quality of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. Moreover, in recent years, the supply of iron ore and coal, the two primary raw-materials inputs into the steel-making process, has been increasingly concentrated among fewer companies, resulting in weaker bargaining positions for steel makers. Our integration strategy has allowed us to minimize the adverse effect of such concentration, and keep our raw-materials costs down. In addition, our ability to source raw materials internally and within Russia means that we are not exposed to the expected shortages in worldwide shipping capacity.

➢	Ability to Improve Cost Efficiency with Relatively Modest Capital Expenditures. We believe that relatively modest capital improvements will allow us to decrease our production costs and improve our margins. For example, we expect the further introduction of continuous casting at our plants to result in substantial improvements in our cost efficiency.

Business

➢	Ability to Increase Current Production Cost Effectively. We believe that we have a significant competitive advantage over our competitors in our ability to increase our production capacity relatively cost effectively because our substantial existing infrastructure can accommodate new facilities and production lines through brownfield development. Moreover, due to our integration, experience and location in Russia, which has some of the largest reserves of coal and iron in the world, we are better positioned than our European competitors to secure raw materials for any increases in steel production. For example, we plan to increase Chelyabinsk Metallurgical Plant’s raw steel and rolled steel production capacity from 5.0 million and 4.0 million tonnes, respectively, in 2004 to 6.5 million and 5.8 million tonnes, respectively, in 2007.

➢	Significant Domestic Market Shares in Specialty Steel and Carbon Long Products. Russia is our most important market and we have significant domestic market shares in all our key specialty steel and carbon long products. We believe we have established a strong reputation and brand image for Mechel within Russia and certain of our key export markets.

➢	Established Export Market Presence. We export a substantial portion of our products through our sales and distribution network in 10 countries and agents in 28 additional countries. These export sales, which constituted 55% and 45% of our total sales in the first half of 2004 and in 2003, respectively, allow us to diversify our sales, provide us with additional growth opportunities and reduce our reliance on the Russian market in the event that it were to experience a downturn.

➢	Well-Situated for Construction Market. The location of our primary steel manufacturing facility, Chelyabinsk Metallurgical Plant, in the southern Urals makes it better situated, compared to our primary competitor in this market, to serve the Russian construction market, which we estimate constituted approximately 17% of our steel segment sales in 2003.

➢	Value-Added Product Line. We produce long products for a broad range of end uses, including forgings and stampings, wire rod for metal cord production and a wide range of hardware (wires, nails, nets, ropes and rope products). Downstream production provides us with higher-margin opportunities.

➢	Track Record of Successful Acquisitions. Building upon our success in turning around the coal operations of Southern Kuzbass Coal Company in the late 1990s and following our acquisition and revitalization of Chelyabinsk Metallurgical Plant, a specialty steel manufacturer that was one of our primary customers of coking coal, in the last few years we have acquired other metal finishing and hardware manufacturing operations that we can supply with our steel. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. For example, at Chelyabinsk Metallurgical Plant, COST, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant and Vyartsilya Metal Products Plant, shipment volumes in 2003 increased by 17%, 21%, 40%, 63% and 392% as compared to shipments in the year prior to our acquisition. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution. We have a good track record of using existing workforces and maintaining excellent relations with the local communities where we operate.

➢	Increasing Control over Logistics. Our increasing internal logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our recent acquisition of Port Posiet, located on the Sea of Japan, help us to optimize our transportation expenses.

Business

➢	Strong and Focused Management Team. Our current management team has significant experience in all aspects of our businesses and has successfully transformed us from a small coal trading operation to a large, integrated steel producer. Our two founding shareholders remain significantly involved in the management of our business, with Mr. Zyuzin serving as our Chairman and Mr. Iorich serving as our Chief Executive Officer and a member of our board. Our Chief Operating Officer, Alexey Ivanushkin, has significant experience from his previous positions at Glencore International and as chief executive officer at Chelyabinsk Metallurgical Plant. Many of our directors and officers began their careers in floor jobs or in mines and moved up into management positions over the course of their careers.

STEEL BUSINESS

Our steel business comprises production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, and value-added downstream metal products including hardware, stampings and forgings. Within these product groups, we are further able to tailor steel grades to meet specific end-user requirements. Our steel business is supported by our mining business, which includes coal (steam and coking coal), iron ore, nickel and limestone. Our mining business also sells substantial amounts of raw materials to third parties. See “—Mining Business.”

Our production

The following table sets out our production volumes by primary steel product categories and main products within these categories.

Production	6 months 2004	2003	2002
	(in thousands of tonnes)

Coke	1,462	2,617	2,552

Coking Products	103	127	97

Pig Iron	1,857	3,153	2,965

Semi-Finished Steel Products, including:	780	982	1,005
Carbon and Low-Alloyed Semi-Finished Products	730	934	989

Long Steel Products, including:	1,398	2,434	1,898
Stainless Long Products	4	14	6
Alloyed Long Products	67	113	86
Rebar	655	1,281	1,008
Wire-rod	401	597	455
Low-Alloyed Engineering Steel	270	310	257

Flat Steel Products, including:	189	356	289
Stainless Flat Products	17	47	45
Carbon and Low-Alloyed Flat Products	172	309	244

Forgings, including:	48	86	59
Stainless Forgings	2	6	4
Alloyed Forgings	1	16	10
Carbon and Low-Alloyed Forgings	37	63	45
Forged Alloys	—	1	1

Stampings	31	26	—

Hardware, including:	262	375	157
Wire	188	276	121
Ropes	26	45	19

Business

In the first half of 2004 and in 2003, with the exception of our foreign subsidiaries, we manufactured almost all of our steel products using internally-sourced coke, pig iron, raw steel and semi-finished steel products. We purchase small quantities of semi-finished steel products from local steel producers when economically justified. In 2003, we purchased under 10,000 tonnes of semi-finished steel products from third parties.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “Steel Business” does not include intercompany sales to the mining segment.

	6 months 2004		2003		2002		2001(1)
Revenues	amount	% of revenues	amount	% of revenues	amount	% of revenues	amount	% of revenues
	(in millions of U.S. dollars, except for percentages)

Coke	22.6	2%	29.5	2%	22.9	4%	117.1	17%

Coking Products	8.0	1%	15.3	1%	11.7	1%	—	—

Pig Iron	37.4	3%	15.4	1%	9.7	1%	—	—

Semi-Finished Steel Products,(2) including:	183.7	14%	99.5	6%	127.6	12%	122.0	18%
Carbon and Low-Alloyed Semi-Finished Products	181.1	14%	98.4	6%	121.1	11%

Long Steel Products, including:	612.2	48%	750.5	46%	428.7	44%	143.4	21%
Stainless Long Products	8.8	1%	22.2	1%	7.0	1%
Alloyed Long Products	36.7	3%	43.9	3%	31.5	3%
Rebar	282.6	22%	359.2	22%	209.5	20%
Wire-rod	159.4	13%	174.8	11%	90.4	11%
Carbon and Low-Alloyed Engineering Steel	97.3	8%	107.2	7%	70.9	7%

Flat Steel Products, including:	122.1	10%	172.9	11%	117.4	12%	3.8	1%
Stainless Flat Products	44.1	3%	83.2	5%	69.0	7%
Carbon and Low-Alloyed Flat Products	78.2	6%	89.5	5%	48.2	5%

Forgings, including:	42.2	3%	67.6	4%	37.6	4%	0.4	0%
Stainless Forgings	5.1	0%	12.8	1%	6.2	1%
Alloyed Forgings	8.9	1%	15.6	1%	7.8	1%
Carbon and Low-Alloyed Forgings	22.2	2%	28.5	2%	15.9	2%
Forged Alloys	5.9	1%	10.7	1%	7.6	1%

Stampings	35.0	3%	23.5	1%	—	—	—	—

Hardware, including:	152.5	12%	154.0	9%	71.2	7%	4.6	1%
Wire	100.2	8%	103.6	6%	53.1	5%	—	—
Ropes	21.7	2%	27.0	2%	12.7	1%	—	—

Other(3)	51.8	4%	308.0	19%	184.7	18%	288.4	42%

Total	1,267.8	100%	1,636.1	100%	1,011.5	100%	679.8	100%

(1)	Product subcategory revenue data for 2001 is unavailable.

Business

(2)	The decline in our semi-finished steel product sales in 2003 relates to our acquisition in 2002 of Beloretsk Metallurgical Plant. Prior to the acquisition, our sales of semi-finished steel to Beloretsk Metallurgical Plant were sales to third parties, whereas after the acquisition these sales are considered intercompany sales and thus are eliminated in our consolidated results. The acquisition contributed to the increases in our sales of long steel products and hardware, which Beloretsk Metallurgical Plant manufactured from semi-finished steel supplied from Chelyabinsk Metallurgical Plant.
(3)	Our resales of MMK products, primarily plates, coils and galvanized sheets, constituted a majority of these other sales. Specifically, in 2003, 2002 and 2001, our resales of MMK products were $223.1 million, $154.9 million and $205.8 million, comprising 13.6%, 15.3% and 30.3% of our steel segment revenues, respectively, during these periods. Starting in January 2004, we stopped reselling MMK products. Also included are sales of tubes, which amounted to $21.0 million in the first half 2004 and $26.0 million in 2003. In August 2004, we terminated production at our tube factory, Mechel Zeljezara.

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	6 months 2004	2003	2002	2001
Russia	42.0%	47.4%	47.1%	35.1%
Other CIS	2.9%	0.5%	1.9%	0.0%
Europe	31.4%	29.4%	24.8%	32.6%
Asia	20.0%	17.9%	24.3%	21.6%
Middle East	1.7%	3.3%	1.6%	7.7%
United States	0.7%	0.6%	0.2%	0.03%
Other	1.1%	1.0%	0.1%	3.0%

	100.0%	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

During the first half of 2004 and in 2003, our steel segment sales outside of Russia were principally to Europe and Asia. Sales in Europe accounted for 31.4% and 29.4% of our total steel segment sales during these periods, respectively. European sales during these periods were largely to Switzerland (10.1% and 11.7%), followed by Romania (6.9% and 7.2%), Austria (2.2% and 2.9%) and Germany (1.0% and 1.5%). Swiss sales consisted of mostly sales to Glencore International (see below). Sales in Asia accounted for 20.0% and 17.9% of our total steel segment sales during these periods, respectively, consisting of China (7.3% and 10.0%), followed by Vietnam (4.4% and 4.2%) and Taiwan (1.9% and 1.0%). Middle East sales during these periods accounted for 1.7% and 3.3% of our total steel segment sales during these periods, respectively. The three largest markets were Israel (0.4% and 1.1%), United Arab Emirates (0.5% and 0.9%) and Iran (0.5% and 0.5%).

Sales of our steel products to Glencore International in Europe comprised 10%, 12%, 18% and 23% of our total steel segment sales in the first half of 2004 and in 2003, 2002 and 2001, respectively, which we record as European sales. Glencore International resells these steel products primarily to customers in the Middle East and Asia. In the first half of 2004 and in 2003, customers in the Middle East accounted for 25% and 44%, respectively, of these sales, with most of these sales being to Iran, and customers in Asia accounted for 63% and 34%, respectively, of these sales. See “—Marketing and Distribution—Export Sales” below for a further description of our steel product sales to Glencore.

Business

The following table sets forth information on our domestic and export sales of our primary steel product categories for the periods indicated. We define export sales as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries.

Products	6 months 2004	2003	2002	2001
	(in millions of U.S. dollars, except for percentages)

Coke	22.6	29.5	22.9	117.1
Domestic (%)	100%	100%	100%	100%
Export (%)	—	—	—	—

Coking Products	8.0	15.3	11.7	—
Domestic (%)	100%	100%	100%	—
Export (%)	—	—	—	—

Pig Iron	37.4	15.4	9.7	—
Domestic (%)	36%	93%	80%	—
Export (%)	64%	7%	20%	—

Semi-Finished Steel Products	183.7	99.5	127.6	122.0
Domestic (%)	7%	24%	26%	—
Export (%)	93%	76%	74%	100%

Long Steel Products	612.2	750.5	428.7	143.4
Domestic (%)	53%	61%	58%	46%
Export (%)	47%	39%	42%	54%

Flat Steel Products	122.1	172.9	117.4	3.8
Domestic (%)	49%	67%	70%	—
Export (%)	51%	33%	30%	100%

Forgings	42.2	67.6	37.6	0.4
Domestic (%)	50%	64%	71%	—
Export (%)	50%	36%	29%	100%

Stampings	35.0	23.5	—	—
Domestic (%)	88%	94%	—	—
Export (%)	12%	6%	—	—

Hardware	152.5	154.0	71.2	4.6
Domestic (%)	73%	78%	79%	100%
Export (%)	27%	22%	21%	—

Other(1)	51.8	308.0	184.7	288.5
Domestic (%)	51%	25%	6%	18%
Export (%)	49%	75%	94%	82%

Total	1,267.8	1,636.2	1,011.5	679.8

Domestic (%)	50%	55%	49%	35%
Export (%)	50%	45%	51%	65%

(1)	Our resales of MMK products, primarily plates, coils and galvanized sheets, constituted a majority of these other sales. Specifically, in 2003, 2002 and 2001, our resales of MMK products were $223.1 million, $154.9 million and $205.8 million, comprising 13.6%, 15.3% and 30.3% of our steel segment revenues, respectively, during these periods. All of our resales of MMK products were exports. Starting in January 2004, we stopped reselling MMK products. Also included are sales of tubes, which amounted to $21.0 million in the first half of 2004 and $26.0 million in 2003. In August 2004, we terminated production at our tube factory, Mechel Zeljezara.

Business

The end users of our steel products vary. Our rebars are principally used in the construction industry. The main end users of our wire rods are small wire-drawing operations. Our carbon sheet is used in construction (covers, floor plates), the automotive industry (spare parts) and pipe manufacturing and shipbuilding (non-critical applications). Our high-quality round bars are used in various moving parts manufactured by the automotive industry (spare parts, gear boxes), the machinery industry (hydraulic devices, drill bits), the shipbuilding industry (forged parts), the basic materials industry (molds, balls for crushing) and other industries. Our forgings and stampings are primarily used in the automotive, aerospace, petrochemical, textile and food and consumer goods sectors.

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2003.

Use by Industry	Metal Works, Hardware Plants	Pipe Factories	Construction	Engineering	Railway Construction, Repair	Power Generation	Other Industries(1)
Semi-Finished Steel Products	—	59%	5%	32%	—	—	4%
Long Steel Products	6%	5%	52%	32%	1%	—	4%
Flat Steel Products	4%	7%	7%	71%	—	1%	8%
Forgings	—	21%	—	72%	—	—	7%
Stampings	—	—	—	47%	—	—	53%
Hardware	7%	1%	23%	21%	23%	—	26%

(1)	Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

Marketing and Distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Mechel Trading House, headquartered in Moscow, coordinates our Russian sales and has six sales branch offices. Mechel Trading AG, headquartered in Zug, Switzerland, together with its subsidiaries, including Mechel Metal Supply Limited, headquartered in Schaan, Liechtenstein, coordinates all export sales of our steel products and operates representative offices in each of our core international markets.

Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end-user customers, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong reputation for Mechel within Russia and other countries of the CIS, Central and Eastern Europe, Southeast Asia and the Middle East.

Domestic sales

The Moscow headquarters of Mechel Trading House serves as the central domestic sales office for all our products. Our Moscow office provides additional customer service for, and collects feedback from, our largest and most important customers, and the information gathered is directly provided to senior management. The Moscow office, by virtue of its location, is also well suited to develop new customers by approaching large Russian manufacturers headquartered in Moscow or those companies that have

Business

centralized purchasing offices in Moscow. The Moscow office is also involved in responding to tenders or requests for proposals, which is the most common method by which Russian companies procure the supply of raw materials.

Our domestic steel production facilities are located in large industrial areas and have long-standing relationships dating from Soviet times with local end-user customers. Mechel Trading House’s six sales branches in Chelyabinsk, Beloretsk, Vyartsilya, Ufa, Chebarkul and St. Petersburg service and develop these long-standing customer relationships. By virtue of their proximity both to production and to customers, our local sales forces provide highly specialized and technical sales and service support to our Russian customers.

We also operate warehouses near our production facilities in Chelyabinsk, Ufa and Mezhdurechensk and in Moscow, St. Petersburg, Ekaterinburg and Rostov-Don, where we sell our steel products to wholesalers on a walk-in basis. We realize higher margins on these sales compared to our other sales, and we intend to open such warehouses in other large Russian metropolitan areas in the future. Through these sales, we also identify potential new end-user customers of our products and market our production capabilities and products directly to them.

Mechel Trading House has a salaried sales force of approximately 293 employees.

Export sales

Most of our international steel sales are made to independent distributors, which then sell our products in smaller quantities to end users. Mechel Trading and its subsidiaries operate offices or representative offices in the following 10 countries:

Asia		Europe		North America
China	Taiwan	Austria	Belgium	United States
Philippines	Vietnam	Liechtenstein	Romania
Switzerland

We also work with agents in 28 additional countries. We have an internationally-oriented sales force which facilitates communications between our production facilities and the end users of our products, keeping in mind local and international customs in business dealings, including language requirements. Our use of a centralized international sales organization offers comprehensive and coordinated logistical and financial services to our international customers.

Most of our distributor customers are based in one location close to end users. We service these customer relationships employing local sales forces and maintaining local sales offices, which makes us familiar with the markets in which end-users of our products are located.

Glencore International is the largest customer of our exported steel segment products. During the first half of 2004 and in 2003, 2002 and 2001, we sold $126.1 million, $189.9 million, $177.9 million and $155.8 million in steel products to Glencore, respectively, comprising 10%, 12%, 18% and 23% of our total steel segment sales, respectively, during these periods. Steel sales to Glencore, to whom we also sell all of our nickel exports, are made pursuant to monthly contracts that set forth the price, quantity and quality of the steel to be purchased. The products purchased by Glencore consist of wire rod, rebar, billets, hot-rolled sheet and coil, which are then resold by Glencore abroad, principally to purchasers in Asia and the Middle East.

Business

Mechel Trading and its subsidiaries also sell steel products to wholesalers on a walk-in basis through large open and covered warehouse areas in the following locations:

•	Antwerp, Belgium. We use open and covered areas in the Port of Antwerp. At this port, we primarily stock both rolled and forged bars, and intend to expand the product offering to cover other products such as wire rods and nails.
•	Ho Chi Minh City, Vietnam. We have leased a 12,000 square meters plot of land in Ho Chi Minh City for a 47-year term, and intend to construct a 1,000-2,000 square meters warehouse on this property. We intend to stock a wide range of our products at this location, which will enable us to increase higher-margin sales to end users of our products. We may also expand the warehouse to include a steel service center, offering value-added services.

Mechel Trading also researches and collects information about the steel market and the latest technology and equipment in order to understand and anticipate new developments in the steel industry and deliver current information on the state of international steel markets to our management. Mechel Trading and its subsidiaries have approximately 93 employees.

Distribution

Rail transportation is used for nearly all shipments from our production facilities and warehouses to our end customers, wholesale warehouses or sea ports. Overall, approximately 75% of our products are delivered by rail and 25% by ships. Deliveries from warehouses and ports to customers is partially done by trucks. Since 2002, Mechel Trading House has operated its wholly-owned subsidiary, Mecheltrans, a railway freight and forwarding company that also arranges warehousing for our stock. Mecheltrans owns its own rolling stock consisting of 93 open cars and 208 pellet cars, and also leases an additional 200 cars. The company transported domestically approximately 25 million tonnes of our cargo in 2003, approximately 80% of which was comprised of coal and iron ore.

In addition, in February 2004, we acquired Port Posiet, located in Russia’s Far East on the Sea of Japan. The port has 1.4 million tonnes of cargo handling capacity and over 120,000 tonnes of warehousing capacity and processed 845,000 tonnes of cargo, mostly coal, ferroalloys and metals, in 2003. We ship primarily coking coal concentrate and steam coal to Asia from this port.

Market share and competition

In our core international markets we primarily compete with Russian and Ukrainian producers, as the leading global steel manufacturers focus more on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by relatively high concentration of production, with the five largest integrated steel producers, including us, accounting for 82% of overall domestic steel output in 2003.

Following is a brief description of Russia’s other four largest steel producers:

•	EvrazHolding, which consists of Nizhny Tagil Metallurgical Plant, Zapadno-Sibirsky Metallurgical Plant (ZapSib), and Kuznetsky Metallurgical Plant, is effectively the largest producer in Russia on a consolidated basis, accounting for 21% of Russia’s total rolled products output in 2003. Like us, EvrazHolding focuses on the production of long products (including rebars, beams and rails).

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•	MMK accounted for 20% of Russian rolled steel production in 2003. MMK’s product mix is comprised mostly of flat products, representing 81% of its commercial steel products output. Domestically, MMK is a significant supplier to the oil and gas and automotive sectors. MMK exported 55% of its output in 2003, with Asia accounting for 46% and the Middle East for 16% of its total exports. In addition to its core business, the company has also acquired two producers of hardware, and has its own iron ore mining business. Its production facilities are located in Magnitogorsk in the southern Urals. We own 17.1% of the common and 12.2% of the preferred shares of MMK.
•	Severstal had an 17% market share of Russian rolled steel production in 2003. The company specializes in flat products and is a leading manufacturer of strip, cold-rolled sheet and galvanized sheet. Domestic sales accounted for 60% of Severstal’s output in 2003, with the oil and gas industry as its leading customer, closely followed by the automotive sector. Severstal also controls UAZ, a domestic off-road car-maker, Vorkuta-Ugol and Kuzbassugol, which completely satisfy Severstal’s coking coal requirements.
•	NLMK produces primarily hot-rolled and cold-rolled flat steel, galvanized steel, color-coated steel, pipes and other steel products. Exports accounted for 65% of the company’s shipments in 2003, which were comprised primarily of slabs. Domestically, NLMK’s largest customers are in the construction and pipe industries, followed by companies in the automotive sector. NLMK had a 16% market share of Russian rolled steel production in 2003. The company’s facilities are located in Lipetsk, to the southeast of Moscow.

These five companies, including us, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while EvrazHolding and we produce primarily long products. We are the largest and most comprehensive producer of specialty steels and alloys in Russia, producing 52% of total Russian specialty steel output, over three times as much as our nearest competitor, according to Metall-Expert. We are also the second largest producer of long products in Russia after EvrazHolding, with significant market shares in both carbon and specialty steel long products, according to Metall-Expert.

In the Russian carbon long market segment, our primary products and our market positions are as follows, according to Metall-Expert:

•	Reinforcement bar – In rebar, we compete in the 6–40 millimeters range. In 2003, the rebar market was dominated by Mechel (41%) and EvrazHolding (45%). At present, the Russian domestic market for rebar is protected from Ukrainian imports by a 21% import tariff, introduced in August 2002 for three years.
•	Wire rod – There were four major producers of wire rod in Russia in 2003: EvrazHolding (35%), Mechel (26%), Severstal (18%) and MMK (10%). We produce some of the highest quality and widest ranges of wire rod (5–10 millimeters) among Russian producers.

We were the leader in the domestic specialty long product market in 2003, producing 52% of the total Russian output. Our production was more than the combined output of our three nearest competitors in this market: OEMK (17%), ZMK (9%) and Electrostal (8%). We had significant market shares in high-speed steel (68%), stainless long products (39%) and tool steel (47%) in 2003.

OEMK, an integrated steel mill specializing in long carbon and specialty steel products and our nearest speciality steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries. Other Russian specialty steel producers, like Electrostal lag significantly behind us in terms of overall specialty steel production, according to Metall-Expert.

We were also the largest producer of engineering long steel products in Russia (21%) in 2003. Our other main competitors in this market were OEMK (20%), Severstal (11%) and Serov Metallurgical Plant

Business

(11%). In 2003, we were the leader in the production of alloyed engineering steel (25%) and nickel- containing engineering steel (32%), where we were ahead of our nearest competitors, Petrostal (7% and 23%, respectively), ZMK (10% and 15%, respectively), Serov Metallurgical Plant (13% and 7%, respectively) and Red October Metallurgical Plant (6% and 12%, respectively), according to Metall-Expert.

We were also Russia’s largest producer of stainless flat products, with an 80% share of domestic production in 2003, according to Chermet.

We were the third largest producer of hardware in Russia in 2003 with a 12% market share, following Severstal (36%) and MMK (22%), according to MetalTorg.ru. For hardware products in which we specialize, however, our share was substantially higher. For example, according to information from MetalTorg.ru and our estimates, we had a 57% share of the spring wire market and a 51% share of the high-endurance wire market during 2003.

Raw materials

The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. The following table sets forth the percentage of our raw material requirements that we satisfied internally during 2003:

Product	Internal sourcing
Coking Coal	100%
Iron Ore(1)	39%
Nickel	55%

(1)	Based on Korshunov Mining Plant, which we only started consolidating in October 2003.

We are 100% self-sufficient in our requirements of coking coal, with Southern Kuzbass Coal Company having supplied 3.4 million tonnes of coking coal concentrate to Chelyabinsk Metallurgical Plant in 2003. We process coking coal concentrate into coke at Chelyabinsk Metallurgical Plant. Coke is used in both steel-making operations at Chelyabinsk Metallurgical Plant and our nickel smelting operations at Southern Urals Nickel Plant. In 2003, we produced and internally used 2.2 million tonnes of coke in our production facilities and produced and sold another 0.4 million tonnes of coke to third parties. Our internal steam coal requirements are not material.

Our steel making operations use iron ore in the form of pellets, sinter, concentrate and sinter ore. The ultimate form of the iron ore feed into the steel making process, however, consists of pellets and sinter only. In 2003, our steel making operations used 5.5 million tonnes of iron ore feed, approximately 49% in the form of pellets, 51% in the form of sinter, and we internally sourced 39% of our total iron ore feed requirements during this period. We are capable of internally sourcing 92% of the iron ore requirements of our steel segment, assuming that third parties process certain quantities of our iron ore concentrate into sinter and pellets. Our Korshunov Mining Plant supplied us with 1.4 million tonnes of iron ore concentrate in 2003, which accounted for 100% of our total iron ore concentrate needs in this period. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed, mainly in the form of pellets, from domestic suppliers such as Mikhailovsky Mining Plant and Lebedinsky Mining Plant, under annual contracts on market terms.

In 2003, we used approximately 8,807 tonnes of nickel in the production of stainless and other specialty steels. We sourced approximately 55% of our nickel requirements in 2003 from our nickel mining and smelting operations at Southern Urals Nickel Plant. We source other nickel grades from Norilsk Nickel, Ufaleinickel and other smaller nickel producers.

Business

Our steel making technology is primarily based on the basic oxygen furnaces, accounting for over half of our raw steel production. Ferrous scrap represents just 22% of feedstock, and we are 42% self-sufficient in this raw material, sourcing the balance from various scrap traders. Electric arc furnaces are the primary method of steel-making at COST and Industria Sarmei, our Eastern European facilities.

We source most of our limestone requirements from third parties and a portion from our Pugachev quarry. In 2003, we used approximately 0.9 million tonnes of limestone in the production of steel, of which approximately 33,930 tonnes was supplied by Pugachev.

Steel making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2003, our steel making operations consumed approximately 4.8 billion kWh of electricity, of which 2.3 billion kWh was used at Chelyabinsk Metallurgical Plant, 1.7 billion kWh was used at other Russian facilities and 0.8 billion kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant has a cogeneration power facility, which produced 1.8 billion kWh of electricity for internal consumption in 2003, yielding 75% self-sufficiency at that plant and 38% self-sufficiency overall for the group, including mining operations. The balance was purchased from local utilities. Substantially all of our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2003, we consumed 5.0 billion cubic meters of blast furnace gas, 1.1 billion cubic meters of coke gas and 2.3 billion cubic meters of natural gas.

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant uses 130,000 cubic meters of river water and 70,000 cubic meters of water from recycling ponds daily. Vyartsilya Metal Products Plant sources all of its water needs from a local river. Urals Stampings Plant obtains 70% of its water from the public water supplies. Southern Urals Nickel Plant sources most of its water needs through recycling. COST sources all of its production water needs from the local utility.

Transportation costs are a significant component of our production costs and a factor in our price-competitiveness in the export markets. Rail transportation is our principal means of transporting raw materials from our mines to processing facilities and products to domestic customers and to ports for shipment overseas. For a description of our railway freight and forwarding subsidiary, see “Steel Business—Marketing and Distribution—Distribution” above.

For a description of how seasonal factors impact our use and reserve levels of raw materials see “—Seasonality” below.

Steel production facilities

We generally own, lease or have a right of perpetual use of the properties on which our steel production facilities are located. Most of the land on which Chelyabinsk Metallurgical Plant and Vyartsilya Metal Products Plant are located is used pursuant to a right of perpetual use. The land on which Beloretsk Metallurgical Plant, Izhstal, Urals Stampings Plant and Mechel Nemunas are located is leased. The land on which COST and Industria Sarmei are located is owned.

The main manufacturing processes at Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Industria Sarmei and COST are ISO 9001:2000 certified through 2006.

Business

Chelyabinsk Metallurgical Plant

Our raw steel production in Russia takes place at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant is an integrated blast furnace and BOF/EAF steel mill that produces coke, semi-finished steel products, carbon and specialty steel products and forgings. Its customer base is largely comprised of steel producers and tube manufacturers, and customers from the construction, engineering and ball-bearing industries. The plant sources all of its coking coal needs from our Southern Kuzbass Coal Company and a portion of its iron ore and nickel needs from our Korshunov Mining Plant and our Southern Urals Nickel Plant, respectively.

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; two EAF workshops equipped with two electric arc ovens; three comprehensive steel treatment machines; an argon-oxygen refining machine; three continuous billet-casters; blooming with continuous rolling mill for 200-320 millimeters and 80-180 millimeters square billets; three long product mills for 8-190 millimeters diameter round bar and 75-156 millimeters square bar, 6.5-10 millimeters wire rod, rebar steel, bands and shaped beams; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeters cold-rolled stainless sheet; and a forging and pressing workshop equipped with five presses and forging machines of 1,250-2,000 tonnes and seven coking batteries.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Sintering	2,200,000	100%	4,200,000
Pig Iron	3,300,000	95%	2,000,000
Steel-making	4,600,000	91%	1,940,000
Rolling	3,300,000	94%	2,550,000
Forging and pressing	72,000	93%	13,000
Coking	3,400,000	76%	100,000

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a hardware plant that produces wire rod and a broad range of hardware from semi-finished steel products supplied by Chelyabinsk Metallurgical Plant. Its customers are largely from the construction and engineering industries.

Beloretsk Metallurgical Plant’s principal production lines include a steel-rolling workshop equipped with a wire mill for production of wire rod of 5.5-12 millimeters diameter and a number of hardware workshops equipped with drawing, winding, unwinding, rewinding, polishing and rope machines and thermal treatment ovens.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Rolling	520,000	99%	130,000
Hardware	260,000	99%	151,000

Business

Vyartsilya Metal Products Plant

Vyartsilya Metal Products Plant is a hardware plant that produces low carbon, welding and structural wire, zinc-plated nails, and steel and polymeric-coated nets, from wire rod supplied by Chelyabinsk Metallurgical Plant. The plant’s customers are largely from the construction, automotive and furniture industries.

Vyartsilya Metal Products Plant’s principal production facilities include drawbenches and wire-nail and mesh-weaving machines.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Hardware	68,000	76%	4,000

Urals Stampings Plant

Urals Stampings Plant is Russia’s largest producer of stampings from specialty steels and heat-proof and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant.

Urals Stampings Plant’s principal production facilities include 1.5-25 tonne swages, hydraulic presses and inker machines.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Stamping	100,000	42%	—

COST

COST is a major Romanian EAF steel mill that produces specialty and carbon long products, forgings, and hardware. COST is the largest producer of long products (including rebars) and hardware in Romania and the second largest producer of raw steel in Romania, according to Siderom. The plant’s customers are largely from the engineering, automotive, tool, ball-bearing, tube, hardware and construction industries.

COST’s principal production lines include two EAF workshops equipped with electric arc ovens of 10-12 tonne capacity and of 75 tonne capacity; steel vacuum processing and treatment machines; a continuous billets caster; a blooming machine for 80-400 millimeters square and 90-145 millimeters round billets; two continuous long products rolling mills for 20-80 millimeters round bars, 24-57 millimeters hexagonal bars, 60-70 millimeters square bars, 6-12 millimeters thick and 60-120 millimeters wide bands, 12-26 millimeters bundle rod and reinforcing steel; a forging and pressing workshop; and a calibration workshop.

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The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of COST’s principal production areas.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Steel-making	527,000	84%	93,000
Rolling	780,000	40%	—
Forging and pressing	37,400	53%	—
Hardware	67,000	39%	—

COST experienced low capacity utilization rates due to high production costs and uncompetitive product quality. We plan to lower production costs and improve product quality.

Industria Sarmei

Industria Sarmei is a Romanian EAF steel mill and a leading domestic hardware plant that produces long steel products, including carbon and alloyed wire rod, rebar and hardware, including various types of wire, ropes, nets, electric cables and nails, as well as carbon and low-alloyed billets. The plant’s customers are largely from the construction and engineering industries.

Industria Sarmei’s principal production lines include an EAF steel-making workshop equipped with one 75-tonne and one five-tonne oven; blooming with a continuous rolling mill for 80 millimeters square and 120-150 millimeters round billets; one wire-rolling mill and two medium-sized rolling mills for 6-14 millimeters wire rod, 12-36 millimeters round, square and hexagonal bars, bundle rod and bands; and several hardware workshops equipped with drawing, nail-making and zinc-plating machines.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Industria Sarmei’s principal production areas.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Steel-making	363,000	72%	17,000
Rolling	330,000	67%	15,000
Hardware	100,000	71%	44,000

Mechel Nemunas

Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. Its customers are primarily from the construction, engineering and furniture industries.

Mechel Nemunas’s principal production facilities include drawing mills, and nail-making, threading, net-weaving, net-wicking and contact-welding machines.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas’s principal production area.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Hardware	90,300	24%	—

Mechel Nemunas experienced low capacity utilization rates due to high production costs and uncompetitive product quality. We plan to lower production costs and improve product quality by modernizing drawing equipment, replacing an old air compressor, and installing new annealing-zinc plating equipment.

Business

Izhstal

Izhstal is a Russian specialty steel producer located in the city of Izhevsk, Udmurtia, west of the Urals. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, engineering, oil and gas and construction industries.

Izhstal’s principal production lines include six EAF of 25 to 28 tonnes each; three open hearth furnaces of 130-135 tonnes each; blooming machine for 100-220 millimeters square billets; three medium-sized long products rolling mills for 30-120 millimeters round bars, 30-90 millimeters square bars, bands and hexagonal bars; and one continuous small long products wire mill for 5.5-29 millimeters round, 12-28 millimeters square and 12-27 millimeters hexagonal light sections, reinforced steel and bands. It also has a hardware workshop, equipped with various drawing mills, a pickling line and a forging workshop, equipped with a number of sledge hammers and press-cutters.

The following table sets forth the capacity and the capacity utilization rate for each of Izhstal’s principal production areas.

Production Areas	Capacity in 2003	Capacity Utilization Rate in 2003	Planned increase (2004-2007)
Steel-making	800,000	54%	—
Rolling	1,000,000	26%	—
Hardware	98,000	17%	—
Forging and stamping	60,000	63%	—

Izhstal experienced low capacity utilization rates due to high production costs and the resulting uncompetitive products. We plan to lower production costs through supplying Izhstal with our semi-finished products, pig iron and nickel, as well as through capital expenditures for targeted purposes we expect to identify as we continue to integrate this new acquisition into our operations.

Significant investments

MMK

We own 17.1% of the common and 12.2% of the preferred shares of MMK. MMK accounted for 20% of Russian rolled steel production in 2003 and has 12 million tonnes of steel-making capacity. See “—Market Share and Competition” for a description of MMK’s business.

Of the remaining common shares, the government of the Russian Federation owns 23.8%, and according to MMK, its management controls, directly or indirectly, approximately 58%, including approximately 30% in the form of treasury shares which the management votes. The government has repeatedly announced its intention to privatize the shares that it owns, although each year the privatization has been delayed. Current press reports indicate that the privatization may occur in the end of 2004 or during 2005. In August 2004, the government took a significant step towards allowing the privatization by removing MMK from a list of strategic assets. In the event that the government moves ahead with a privatization tender for the shares it owns, we will review the terms of the tender and our strategy with respect to our stake in MMK and make a determination at that time whether and to what extent we should participate in the tender or otherwise deal with our stake in MMK.

Business

The following table sets forth key production and financial data for MMK.

MMK	6 months 2004	2003	2002	2001
	(in millions of tonnes)

Rolled steel production	5.1	10.2	9.7	9.0

	(in millions of U.S. dollars)

Revenues(1)	2,166	3,047	2,065	1,733
Net profit(1)	524	630	115	144
EBITDA(1)	793	991	429	312

Source: MMK Internet website and public sources

(1)	Under International Financial Reporting Standards.

Management services

Hammer and Sickle OAO

In July 2004, we were engaged by Hammer and Sickle OAO, a specialty steel producer located in Moscow, to manage the company for a one-year term, subject to substantial oversight by Hammer and Sickle’s Board of Directors.

Trade restrictions

Trade restrictions in the form of tariffs, duties and quotas are widespread in the steel industry. However, we are less exposed than most other Russian steel producers since restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products, such as wire rods and rebars. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved the Russian steel export market.

In 2003, approximately 80% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our steel sales to the EU constituted approximately 20% of our total steel segment exports in 2003. The Russian government and the European Coal and Steel Enterprise have an export quota system in place whereby Russian exports to the EU are limited to a certain stipulated amount for each product category until the end of 2004. We expect that this quota system will continue after 2004. The quota by product category is distributed between the Russian producers based on a procedure developed by the Ore Mining and Smelting Trade Union of Russia. The procedure provides that for each product category, a company’s export quota allocation is calculated on the basis of shipments by the company of the particular product over the past three years to the EU market (which is given a 70% weighting), and on the company’s market share in domestic production of the particular product (which is given a 30% weighting). After the quotas are calculated, the Russian Ministry of Industry and Energy then confirms formal quota allocations, and the Russian Ministry of Economic Development and Trade issues export licenses for these quotas. In 2003, the quota covered approximately 85% of our steel segment products exported to the EU, although in 2004, we may increase the sales of products that are not subject to the quota.

In 2004, the total EU quota for Russian steel was set at 1,822,101 tonnes, and we received 104,934 tonnes of the total quota. In 2003, the total EU quota for Russian steel was 1,270,858 tonnes, we received 70,240 tonnes of the total quota, and we used approximately 96% of our quota. As quotas are granted by product category, usage of our individual quotas varied. For example, usage of our 2003

Business

quota with respect to long products other than beams and wire rod was at 88%, while usage for our wire rod quota was at 98%. In 2004, the total quota was increased by 551,243 tonnes, and we received a special allocation of 42,240 tonnes with respect to export of wire rod to Mechel Nemunas, our hardware plant in Lithuania, and a regular increase of 28,454 tonnes. We started exporting wire rod to this hardware plant in the fall of 2003, around the time we acquired it. We received this special allocation because Lithuania joined the EU in May 2004, and steel exports to Lithuania thus became subject to the EU export quota system. We expect that our Lithuanian quota will be sufficient for the next few years. See “Risk Factors—Risks Relating to Our Business and Industry—We face numerous protective trade restrictions in the export of our steel products.”

In addition, an antidumping duty in the amount of 50.7% is applicable for export to the EU of steel ropes and cables manufactured by Beloretsk Metallurgical Plant until August 2006. There are no restrictions on the exports of our Romanian products to the EU.

China

In 2003, our sales of cold-rolled steel products to China comprised approximately 4% of our total steel segment revenues, 10% of our steel segment exports and 43% of our total steel segment exports to China. In January 2004, China introduced anti-dumping duties of up to 29% on cold-rolled steel imports from Russia. The duties are retroactive to September 2003 and will last for five years. Currently, none of our steel segment exports to China are subject to these duties.

United States

The United States has a quota system in place with respect to certain Russian steel imports (hot-rolled flat-rolled carbon quality steel products and certain cut-to-length carbon steel plate). The intergovernmental quota agreement provides for quotas and reference prices on Russian exports of hot-rolled flat-rolled carbon-quality steel products to the United States and is currently under sunset review. A distribution of quotas between specific Russian producers and the execution of export licenses is carried out in accordance with the same procedure that applies to exports to the EU market. In 2003, we have not exported our products governed by this agreement to the United States. There are no trade restrictions applicable to the export of our Romanian or Lithuanian products to the United States.

The United States also had a quota system in place with respect to imports of pig-iron, cold-rolled steel, slabs, zinc-plated sheets and some other products from Russia which expired on July 12, 2004. We intend to attempt to expand our steel product exports to the U.S. market, and have established a U.S. subsidiary for this purpose. We expect, however, that depending on market conditions, the United States may impose new anti-dumping duties or other types of trade restrictions which might force us to decrease our exports to the United States below current levels. In December 2003, the United States also withdrew safeguard measures in the form of tariffs on most Russian steel exports to the United States after the WTO’s Appellate Body had determined them to be inconsistent with the requirements of the WTO.

MINING BUSINESS

Our mining business supports our steel business, and it also sells substantial amounts of coal, iron ore and nickel to third parties.

Our products

Our main products comprise coking coal concentrate, steam coal, steam coal concentrate, ferro nickel and iron ore concentrate. Among the key advantages of our mining business is the high quality of our

Business

coking coal, the low level of volatile matters in our steam coal and our modern coal washing facilities, primarily built during the 1970s and 1980s, including facilities built as recently as 2001-2002.

The following table sets forth third party sales of our mining products (by volume) for the periods indicated.

Product	6 months 2004	2003	2002	2001
	(in thousands of tonnes)

Coking coal concentrate	2,275	4,034	3,631	4,128
Steam coal	3,026	5,069	4,849	5,598
Nickel	5	10	8	—
Iron ore concentrate	980	671	—	—

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated.

	6 months 2004		2003		2002		2001
Product	amount	% of revenues	amount	% of revenues	amount	% of revenues	amount	% of revenues
	(in millions of U.S. dollars, except for percentages)

Coking coal concentrate	155.3	43%	180.1	43%	123.8	41%	134.9	40%
Domestic Sales (%)	38%		92%		82%		91%
Export (%)	62%		8%		18%		9%

Steam coal	90.2	25%	120.0	29%	101.5	34%	104.2	31%
Domestic Sales (%)	25%		29%		25%		43%
Export (%)	75%		71%		75%		57%

Iron ore concentrate	48.4	13%	20.1	5%	—	—	46.6	14%
Domestic Sales (%)	11%		100%		—		100%
Export (%)	89%		—		—		—

Nickel	56.9	16%	80.1	19%	51.4	17%	20.8	6%
Domestic Sales (%)	—		—		—		49%
Export (%)	100%		100%		100%		51%

Other(1)	11.5	3%	13.6	4%	26.0	10%	33.5	10%

Total	362.3	100%	413.9	100%	302.6	100%	340.0	100%

Domestic Sales (%)	27%		55%		50%		76%
Export (%)	73%		45%		50%		24%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Business

Marketing and distribution

Our mining products are marketed domestically through Mechel Trading House and internationally through Mechel Trading in a manner similar to our steel products. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated.

Region(1)	6 months 2004	2003	2002	2001
Russia	27.4%	54.9%	50.4%	75.9%
Other CIS	12.2%	0.1%	1.0%	0.6%
Europe	48.9%	43.7%	41.1%	19.3%
Asia	5.1%	—	5.8%	3.9%
Middle East	—	—	—	—
United States	6.4%	—	—	—
Other	—	1.2%	1.7%	0.3%

	100.0%	100.0%	100.0%	100.0%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

Domestic sales

We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us. We do not sell our nickel products within Russia.

In 2003, MMK was the largest customer of our mining business, accounting for 33.8% of the revenues of our mining segment. MMK purchased mostly coking coal and iron ore concentrate. Starting January 2004, we stopped selling raw materials to MMK.

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to key customers, including steel producers. Our largest domestic customer for our coking coal concentrate is Urals Steel (NOSTA), accounting for 22.8% of our total coking coal concentrate sales and 9.8% of our total mining segment sales in the first half of 2004. We conclude sales contracts with these customers on an annual basis, and sell about 10% of our coking coal on the spot market.

Our internal consumption of steam coal is negligible, and we sell substantially all of our steam coal to third parties. Mosenergo, Moscow’s electricity generating and distribution company and a subsidiary of RAO UES, is our largest domestic customer of steam coal, accounting for 6.4% and 10.2% of our total steam coal sales and 1.6% and 3.0% of our total mining segment sales in the first half of 2004 and in 2003, respectively. We ship our steam coal from our warehouses by railway directly to key customers, which are predominantly electric power stations. Sales contracts for steam coal are concluded with customers on an annual basis.

Iron ore concentrate is shipped via railway directly from Korshunov Mining Plant to customers. Our largest domestic customer, ZapSib, accounted for 6.9% of our total iron ore concentrate sales and 0.9% of our total mining segment sales in the first half of 2004. Prices are set quarterly.

Export sales

Among our mining products, we export ferro nickel, coking coal, steam coal concentrate, low bituminous and anthracite steam coal and iron ore concentrate.

Business

In the first half of 2004, our largest customer was Glencore, accounting for 24.9% of the revenues of our mining segment. In the years ended December 31, 2003, 2002 and 2001, Glencore accounted for 19.7%, 16.8% and 3.1% of the revenues of our mining segment, respectively. Glencore purchases mostly nickel, coking coal concentrate and iron ore concentrate.

We export our coking coal concentrate primarily to Ukraine and Japan. In the first half of 2004, Mitsui & Co. was our largest foreign customer of coking coal concentrate, accounting for 10.1% of our total coking coal revenues and 4.3% of our total mining segment revenues. US Steel Kosice in Slovakia was our largest foreign customer of iron ore concentrate in 2003, accounting for 15.6% of our total coking coal concentrate revenues and 6.8% of our total mining segment revenues. Shipments are made by railway and by ship.

In February 2004, we acquired Port Posiet, located in Russia’s Far East on the Sea of Japan. The port has 1.4 million tonnes of cargo handling capacity and over 120,000 tonnes of warehousing capacity and processed 845,000 tonnes of cargo, mostly coal and ferroalloys, in 2003. We plan to ship primarily our coking coal concentrate, as well as steel products, to Asia from this port.

Our exports of steam coal are primarily to Belgium, Slovakia, Turkey and the United Kingdom, which together accounted for 68.3% and 66.2% of our total steam coal sales and 17.0% and 19.2% of our total mining segment sales in the first half of 2004 and in 2003, respectively. Most of these sales are to long-standing customers, such as two Slovakian power stations, under annual contracts with prices reviewed monthly. We also sell to traders. Steam coal is shipped to customers from our warehouses by railway and, in some cases, by ship from Russian and Ukrainian ports.

We also began to export iron ore concentrate to China during 2004. Sales to China accounted for 61.7% of total iron ore concentrate sales and 8.2% of our total mining segment sales in the first half of 2004. We ship iron ore concentrate to China by rail and by sea.

We sell all of our nickel that we do not use internally to Glencore International on the basis of nickel prices quoted by LME, less a certain discount. See “Certain Transactions—Material Contracts—Glencore Contract.” The nickel is delivered by railway from Southern Ural Nickel Plant to either the port of St. Petersburg or the port of Kaliningrad, and it is then forwarded on by Glencore to end users.

Market share and competition

Coal

As a result of mergers and acquisitions undertaken primarily by steel producers, the number of domestic coal producers has decreased from 250 in the mid-1990s to less than 100 in 2003. Over the last few years, domestic coal mining companies have generally enjoyed a relatively stable customer base.

We are the second largest coking coal producer in Russia, with a 12% market share, and we have a 5% market share with respect to overall Russian coal production, according to Rosinformugol. We also control 24% of the coking coal washing capacity in Russia, according to Rosinformugol. The principal CIS coal producers we compete with are:

•	Kuzbassrazrezugol, located in Kuzbass, which accounted for 7% of Russia’s coking coal and 15% of Russia’s total coal output in 2003 and is controlled by Ural Mining-Metallurgical Company, a Russian non-ferrous metals producer.
•	Kuzbassugol, located in Kuzbass, which accounted for 5% of Russia’s coking coal and 1% of Russia’s total coal output in 2003 and, according to press reports, is controlled by Severstal and the MDM Group through its subsidiary, SUEK. Kuzbassugol satisfies 40% of Severstal’s coking coal requirements.

Business

•	Yuzhkuzbassugol, located in Kuzbass, which accounted for 19% of Russia’s coking coal and 6% of Russia’s total coal output in 2003 and is controlled by EvrazHolding through its subsidiary, Kuznetskugol.

•	Raspadskaya Mine, located in Kuzbass, which accounted for 12% of Russia’s coking coal and 3% of Russia’s total coal output in 2003 and is 20% owned by EvrazHolding.
•	Mezhdurechye, located in Kuzbass, which accounted for 5% of Russia’s coking coal and 2% of Russia’s total coal output in 2003 and, according to press reports, is affiliated with Russian groups Sibuglemet and Bagomes. We own 13.1% of Mezhdurechye.
•	Ispat-Karmet, located in Kazakhstan and controlled by LNM Group, primarily produces coking coal, which is supplied to MMK.

Source: Rosinformugol

In the domestic coal market, we compete primarily on the basis of price, as well as on the basis of the quality of coal, which depends upon the quality of our production assets and the quality of our mineral reserves. Competition in the steam coal market is also affected by the fact that most steam power stations were built near specific steam coal sources and had their equipment customized to utilize the particular type of coal produced at the relevant local source. Outside of Russia, competition in the steam coal market is largely driven by coal quality, including volatile matters and calorie content.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. The market is dominated by relatively few producers, with the top three producers representing 53% of total production.

The following table lists the main Russian iron ore concentrate producers in 2003 and their respective shares of total production, location, key customer base and controlling shareholders.

	Iron ore concentrate production	Share of total production	Customer base	Controlling shareholder
	(in thousands of tonnes)
Lebedinsky GOK	19,020	22%	NLMK, MMK, Mechel, OEMK	Gazprominvestholding
Mikhailovsky GOK	15,625	18%	NLMK, MMK, Mechel, Nosta	Metalloinvest
Stoylensky GOK	11,225	13%	NLMK, Severstal	NLMK
Kachkanarsky GOK	8,609	10%	NTMK, ZSMK	Ural Mining Metallurgical Company
Karelsky Okatysh	7,436	9%	Severstal	Severstal-Resurs
Kovdorsky GOK	4,674	6%	Severstal	EvroChim (MDM Group)
Olenegorsky GOK	3,527	4%	Severstal	Severstal-Resurs
Korshunov Mining Plant	3,509	4%	ZapSib, Mechel	Mechel Steel Group
KMAruda	1,809	2%	NLMK	NLMK
Bogoslovskoe RU	1,366	2%	NTMK	Ural Mining Metallurgical Company
Vysokogorsky GOK	1,310	2%	NTMK	EvrazHolding
Irbinskoe RU	1,292	2%	ZapSib, KMK	EvrazHolding
Sheregeshkoe RU	1,236	1%	ZapSib, KMK	EvrazHolding
Other	5,120	5%

Total	85,758	100%

Source: Rudprom

Nickel prices and demands are driven by international markets. See “Industry—Global Nickel Industry Overview” and “Industry—Russian Nickel Industry Overview.”

Business

Coal production

Southern Kuzbass Coal Company and its subsidiaries operate five active coal mines centered around the city of Mezhdurechensk in the southwestern part of Siberia. The mines are located in the Kuznetsky Basin, Russia’s largest coal producing region. This basin trends for approximately 300 kilometers in a northwest-southeast direction and averages about 120 kilometers in width. There are four surface mines, Krasnogorsk, Tomusinsk, Olzherassk and Sibirginsk, and one underground mine, Lenin. An underground mine was also added to the Sibirginsk mine in November 2002. Production started at Lenin in 1953, at Krasnogorsk in 1954, at Tomusinsk in 1959, at Sibirginsk in 1973 (open-pit) and 2002 (underground) and at Olzherassk in 1980. Current subsoil licenses for Krasnogorsk, Tomusinsk, Olzherassk, Sibirginsk and Lenin are valid until December 1, 2013; February 12, 2012; January 1, 2014; January 1, 2014; and November 1, 2013, respectively.

We primarily own or have a right of perpetual use of the properties on which our coal mines and facilities are located.

Coal is mined using traditional open-pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our surface mines. Production at the underground mines is predominantly from longwall mining. After mining, depending upon the amount of impurities in the coal, the coal is processed in a wash plant, where it is crushed and impurities are removed. Coking coal concentrate is then transported to steel plants for conversion to coke for use in steel-making. Steam coal is shipped to utilities which use it in furnaces for steam generation to produce electricity.

The coal produced by our mines is predominately low-sulfur (0.3%) bituminous. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kilogram on a moisture- and ash-free basis.

The table below summarizes our coal production by mine and type of coal for the periods indicated.

	6 months 2004		2003		2002		2001(1)
	tonnes	% of production	tonnes	% of production	tonnes	% of production	tonnes	% of production
	(tonnes in thousands)(2)
Coking Coal
Krasnogorsk Pit	—	—	—	—	—	—	—	—
Tomusinsk Pit	1,304	31.0%	2,727	31.4%	2,290	31.5%	2,252	33.9%
Olzherassk Pit	681	16.2%	1,210	14.0%	1,092	15.0%	988	14.9%
Sibirginsk (Pit & Mine)	1,240	29.5%	2,868	33.1%	1,949	26.8%	1,818	27.4%
Lenin Mine(2)	977	23.3%	1,871	21.6%	1,617	22.2%	993	15.0%
Other(3)	—	—	—	—	321	4.4%	587	8.8%

Total Coking Coal	4,202	100%	8,676	100.0%	7,269	100.0%	6,638	100.0%
Steam Coal
Krasnogorsk Pit	2,294	73.9%	3,773	68.8%	3,714	64.3%	4,200	66.0%
Tomusinsk Pit	—	—	—	—	436	7.5%	430	6.8%
Olzherassk Pit	78	2.5%	270	4.9%	266	4.6%	326	5.1%
Sibirginsk (Pit & Mine)	734	23.6%	1,442	26.3%	1,364	23.6%	1,411	22.2%
Lenin Mine	—	—	—	—	—	—	—	—

Total Steam Coal	3,106	100%	5,485	100.0%	5,780	100.0%	6,365	100.0%
Total Coal	7,308		14,160		13,049		13,004

% Coking Coal		57.5%		61.3%		55.7%		51.0%
% Steam Coal		42.5%		38.7%		44.3%		49.0%

(1)	We have included full year production at Lenin Mine for 2001 although we started consolidating its results in December 2001.
(2)	Tonnages are reported on a wet basis.

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(3)	Production of Usinsk Mine and Uglekop Mine. Usinsk Mine produced 256,000 tonnes and 520,000 tonnes of coking coal in 2002 and 2001, respectively. Uglekop Mine produced 65,000 tonnes and 67,000 tonnes of coking coal in 2002 and 2001, respectively. These mines are currently closed for economic reasons.

We also operate three coal washing plants located near our coal mines in Southern Kuzbass. Of the total coal feed enriched by our washing plants in 2003, about 72% (11.8 million tonnes) was supplied by our own mining operations, and 28% (4.6 million tonnes) from the nearby Raspadsk and Prokopyevsk mines on a tolling basis. In 2003, the capacity of our washing plants in Russia accounted for approximately 24% of the total domestic coking coal washing capacity in Russia. In addition, in December 2003, we acquired Coal Washing Factory-38, a coal washing plant near the city of Karaganda, Kazakhstan. The plant has a capacity of 720,000 tonnes of coal, which is supplied from nearby third-party coal mines, and produced 4,700 tonnes of coking coal concentrate in 2003, most of which was supplied to Chelyabinsk Metallurgical Plant.

We own 13.1% of Mezhdurechye, a Russian coal producer which accounted for 5% of Russian coking coal and 2% of Russian total coal output in 2003.

Iron ore and concentrate production

Korshunov Mining Plant operates three iron ore mines, Korshunovsk, Rudnogorsk and Tatianinsk, as well as a concentrating plant located outside of the town of Zheleznogorsk-Illimsky, 120 kilometers east of the city of Bratsk in eastern Siberia.

The Korshunovsk mine is located near the concentrating plant, and started production in 1965. The Rudnogorsk mine is located about 85 kilometers to the northwest of the concentrating plant, and started production in 1982. The Tatianinsk mine is located about 10 kilometers to the north of the concentrating plant, and started production in 1986. All three mines produce a magnetite ore (Fe3O4). Current subsoil licenses for Korshunovsk, Rudnogorsk and Tatianinsk are valid until June 1, 2009; June 1, 2014; and June 21, 2012, respectively.

We have a right of perpetual use of the properties on which Korshunov Mining Plant’s facilities and mines are located.

All three mines are conventional open-pit operations. Following a drilling and blasting stage, ore is hauled via a combination of truck and/or rail to the concentrator plant. At the concentrator, the ore is crushed and ground to a fine particle size, then separated into an iron concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded from approximately 29.2% Fe to a concentrate that contains about 62.2% Fe. Tailings are pumped to a tailings dam facility located adjacent to the concentrating plant. The concentrate is sent to disk filters which remove the water to a moist filter cake, and then to a concentrate storage facility. The filter cake is then shipped to customers via rail during warmer months, but in colder periods the filter must be dried further to prevent freezing in the rail cars. Korshunov Mining Plant has its own drying facility.

The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	6 months 2004		2003(1)		2002(1)		2001(1)
	tonnes	Grade (% Fe)	tonnes	Grade (% Fe)	tonnes	Grade (% Fe)	tonnes	Grade (% Fe)
	(tonnes in thousands)(2)

Korshunovsk ore production	2,978	25.7%	5,631	26.8%	2,726	25.2%	5,813	25.4%
Rudnogorsk ore production	1,746	35.7%	2,483	37.0%	1,376	36.5%	3,132	35.6%
Tatianinsk ore production	180	32.5%	258	31.2%	167	30.7%	493	31.5%
Total ore production	4,905	29.5%	8,372	30.0%	4,269	29.1%	9,438	29.1%
Iron ore concentrate production	1,895	62.6%	3,509	n/a	1,454	n/a	3,545	n/a

(1)	We have included full year production at Korshunov Mining Plant for 2003, 2002 and 2001 although we started consolidating its results in October 2003.

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(2)	Tonnages are reported on a wet basis.

Nickel ore and Nickel production

Southern Urals Nickel Plant operates two open-pit nickel ore mines, Sakhara and Buruktal, and a nickel production plant in Orsk.

The Sakhara mine is located east of the Ural Mountains in the Chelyabinsk Region. It lies 10 to 15 kilometers south of the town of Subutak, which is located on a main-line railroad 20 kilometers east of the city of Magnitogorsk, an industrial center in the Chelyabinsk Region. Stripping of overburden at Sakhara started in 1983, and stripping of the main pit started in 1986. Shipments to Southern Urals Nickel Plant in Orsk (about 375 kilometers south of Sakhara) started in 1994 when Southern Urals Nickel Plant stopped receiving ore from the Kempirsay deposit in Kazakhstan. Production at Sakhara has been continuous since 1994. The current subsoil license is valid until April 1, 2013.

The Buruktal mine is located east of the south tip of the Ural Mountains, in the Orenburg Region, close to the border with Kazakhstan. It lies near the town of Svetly, which is located 230 kilometers east of Orsk, at the end of a rail line. Mining at Buruktal began in 1968, and has been continuous since then. The current subsoil license is valid until December 31, 2012.

We generally have a right of perpetual use of the properties on which Southern Urals Nickel Plant’s facilities and mines are located, though we lease some of the area on which the Buruktal mine is located.

Both the Sakhara and Buruktal mining operations are typical of Russian open-pit mines of their size. The weathered lateritic ores and overburden can be directly loaded by electric shovel and dragline into haul trucks, without any drilling or blasting. The ore is stockpiled and then loaded into railcars for shipment to Southern Urals Nickel Plant. Overburden waste is hauled to dumping locations inside the mined-out pits whenever possible or placed in dumps adjacent to the pit.

Nickel ore from both mines is transported by rail to our nickel production plant in the city of Orsk, which also lies east of the south tip of the Ural Mountains, close to the border with Kazakhstan. At this plant, nickel ore is processed into sinter, which is smelted (with the addition of coke and limestone) in shaft furnaces and then put through oxygen converters to produce converter matte and tailings. Converter matte is then processed into ferro nickel. Ferro nickel is shipped via rail from Orsk to our Chelyabinsk Metallurgical Plant and to St. Petersburg or Kaliningrad for export.

The following table summarizes our nickel ore and nickel products production for the periods indicated.

	6 months 2004		2003		2002		2001(1)
	tonnes	Grade (% Ni)	tonnes	Grade (% Ni)	tonnes	Grade (% Ni)	tonnes	Grade (% Ni)
	(tonnes in thousands)(2)

Sakhara ore production	663	1.09%	1,435	1.08%	1,188	1.08%	614	1.13%
Buruktal ore production	632	1.09%	1,164	1.02%	975	1.07%	691	1.13%
Total ore production	1,295	1.09%	2,599	1.05%	2,163	1.08%	1,305	1.13%
Nickel production	6.4	n/a	13.5	n/a	12.8	n/a	9.1	n/a

(1)	We have included full year production at Southern Urals Nickel Plant for 2001 although we started consolidating its results in December 2001.
(2)	Tonnages are reported on a wet basis.

Limestone production

The Pugachev limestone quarry is an open-pit mine located approximately 12 kilometers southeast of the city of Beloretsk in the Ural Mountains. The mine is connected to the Beloretsk railway system via a 3

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kilometers rail spur. A road system also connects the mine to regional customers of aggregate limestone produced by the mine. The quarry was developed in 1952 to support Beloretsk Metallurgical Plant’s raw steel making facilities, which are currently closed. We acquired the Pugachev limestone quarry as part of our acquisition of Beloretsk Metallurgical Plant in June 2002. The current subsoil license is valid until January 11, 2014.

Pugachev uses conventional mining technology. Ore is drilled and blasted, then loaded with electric shovels into haultrucks. Relatively minor amounts of waste are hauled to external dumps. The ore is hauled to stockpiles located adjacent to the crushing and screening plant. Ore is crushed, screened and segregated by size fraction. Product is separated into three categories for sale: 0-20 millimeters product, 20-40 millimeters product and 40-80 millimeters product.

The quarry produces both high-grade flux limestone for use in steel making and nickel smelting and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determines their suitability for particular use. In 2003, almost 75% of the limestone produced at Pugachev was shipped to Southern Urals Nickel Plant, with approximately 8% shipped to Chelyabinsk Metallurgical Plant and 17% sold to third parties. We also purchase limestone from third parties for our own use.

The table below summarizes our limestone production for the periods indicated.

	6 months 2004	2003	2002(1)	2001(1)
	(in thousands of tonnes)

Limestone production	278.6	522.6	403.9	204.3

(1)	We have included full year production at Pugachev for 2002 and 2001 although we started consolidating its results in June 2002.

Currently, limestone production is limited by the size of the crushing and screening plant, which has a capacity of approximately 600,000 tonnes per year. We are in the process of expanding our mining and crushing and screening plant capacity to increase our total production capacity up to 2.0 million tonnes per year.

Mineral reserves

Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the standards set by the SEC in its Industry Guide 7. See “Glossary.”

We retained the U.S.-based engineering firm Pincock, Allen & Holt, or PAH, to conduct an independent review of the mineral resources and reserves at each of the mines. Since PAH is a U.S. company with previous Russian experience, they were familiar with Russian methodologies as well as U.S. and SEC standards and were well qualified to conduct a review of our reserve estimates. This review included site visits to all of the mining properties in order to collect data and review the operations. Subsequent to the site visits, PAH reviewed the available information and conducted economic evaluations.

PAH reviewed the methodology and data used to develop the resource estimates that provide the basis for the reserve estimates. For this review, PAH examined property geologic maps, which included exploration drill hole locations, geologic interpretations, and grades. Where possible, PAH compared the map with the original drill hole logs. In some cases, the original drill logs were not available because they are in government archives rather than at the mine site. PAH discussed with the mine geologist the methodology used to develop the resource estimates. PAH found that, as with most Russian properties,

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the amount of effort expended for exploration, sampling and ore body definition met or exceeded U.S. standards. Most of the geologic information for the mines is not in electronic format. As a result, PAH was not able to conduct detailed checks of the geologic models. However, based on gross checks of the resource estimates, the volume of exploration data, the operating history and past experience in Russia, PAH believes that the resource estimates are reasonable. Reserve estimates are only based on that portion of the resource that meets SEC guidelines for potential classification as proven and probable reserves.

For the reserve economic test, PAH had each of the mines develop long-term budget forecasts. PAH incorporated these into cash flows for each of the mines to verify that the resources met the SEC economic requirement to be classified as a reserve. Typically, Russian mines do not complete this level of economic review when reporting reserve estimates. Reported reserves are based on the results of the geologic review and the cash flow analysis.

Russian subsoil licenses are issued for defined boundaries and specific periods, generally about ten years. Our declared reserves are contained within the current license boundary. Additionally, to meet the legally-viable requirement of the SEC, only material that is scheduled to be mined during the license period of existing subsoil licenses based on planned production was included in reserves.

Our subsoil licenses expire on dates falling in 2009 through 2014. These subsoil licenses, however, may be terminated prior to, or not be extended at, the time of their expiration. See “Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits”; “Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations”; and “Regulatory Matters—Subsoil Licensing.”

In addition to our mineral reserves, we have mineral deposits. Our mineral deposits are similar to our mineral reserves in all respects (and have been reviewed by PAH), except that the deposit is either (1) contained within the license boundary but is scheduled to be extracted beyond the license period or (2) is adjacent but not contained within the license boundary. In both such cases, we expect to be able to obtain the legal right to extract such deposit in the future, but we have a limited history of license renewals and the Russian legal system provides regulatory authorities with discretion in matters of license renewal. See “Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits” and “Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our ADSs.”

	Coal
Summary	Coking	Steam	Iron Ore	Nickel Ore	Limestone
	(quantities in thousands of tonnes)

Reserves	74,846	66,259	84,043	18,900	19,000
Grade (%)	53.0%*	47.0%*	30.9%	1.05%	55.2%
Deposits	43,997	35,903	104,105	52,600	45,000
Grade (%)	55.1%*	44.9%*	30.4%	1.03%	55.2%

*	Shows percent of the type of coal.

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Coal

As of January 1, 2004, we had coal reserves (proven and probable) totaling 141.1 million tonnes, of which approximately 53.0% was coking coal. The table below summarizes coal reserves by mine.

Coal Reserves	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in thousands of tonnes)(2)

Krasnogorsk	—	47,935	6,073	0.28
Tomunsinsk	10,516	1,984	8,463	0.30
Olzherassk	8,610	690	8,119	0.35
Sibirginsk	34,720	15,650	8,458	0.26
Lenin	21,000	—	8,449	0.30

Total	74,846	66,259

% of Total	53.0%	47.0%

(1)	Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.
(2)	Tonnages are reported on a wet in-place basis.

As of January 1, 2004, we had coal deposits totaling 79.9 million tonnes, of which approximately 55.1% was coking coal. The table below summarizes coal deposits by mine.

Coal Deposits	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in thousands of tonnes)(2)

Krasnogorsk	—	27,500	6,050	0.20
Tomunsinsk	—	—	—	—
Olzherassk	13,545	855	8,100	0.35
Sibirginsk	19,952	7,548	8,474	0.26
Lenin	10,500	—	8,450	0.30

Total	43,997	35,903

% of Total	55.1%	44.9%

(1)	Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.
(2)	Tonnages are reported on a wet in-place basis.

Iron ore

As of January 1, 2004, we had iron ore reserves (proven and probable) totaling 84.0 million tonnes at an average iron grade of 30.9%. The table below summarizes iron ore reserves by mine.

Iron Ore Reserves(1) (2)	tonnes(3)	Grade (% Fe)(4)
	(tonnes in thousands)

Korshunovsk	31,020	24.8%
Rudnogorsk	49,303	35.1%
Tatianinsk	3,720	25.4%

Total	84,043	30.9%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.
(2)	Based on a price of $26.60 per tonne of iron ore concentrate, at an exchange rate of 31.27 rubles per U.S. dollar.
(3)	Tonnages are reported on a dry basis.
(4)	Metallurgical recovery is projected to be 82% for Korshunovsk, 74% for Rudnogorsk and 73% for Tatianinsk.

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As of January 1, 2004, we had iron ore deposits totaling 104.1 million tonnes at an average iron grade of 30.4%. The table below summarizes iron ore deposits by mine.

Iron Ore Deposits(1) (2)	tonnes(3)	Grade (% Fe)(4)
	(tonnes in thousands)

Korshunovsk	47,940	24.8%
Rudnogorsk	56,165	35.1%
Tatianinsk	—	—

Total	104,105	30.4%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.
(2)	Based on a price of $26.60 per tonne of iron ore concentrate, at an exchange rate of 31.27 rubles per U.S. dollar.
(3)	Tonnages are reported on a dry basis.
(4)	Metallurgical recovery is projected to be 82% for Korshunovsk, 74% for Rudnogorsk and 73% for Tatianinsk.

Nickel ore

As of January 1, 2004, we had nickel ore reserves (proven and probable) totaling 18.9 million tonnes at an average nickel grade of 1.05%. The table below summarizes nickel ore reserves by mine.

Nickel Ore Reserves(1) (2)	tonnes(3)	Grade (% Ni)(4)
	(tonnes in millions)

Sakhara	9.1	1.08%
Buruktal	9.8	1.03%

Total	18.9	1.05%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.
(2)	Based on a price of $3.60 per pound of nickel, at an exchange rate of 31.27 rubles per U.S. dollar.
(3)	Tonnages are reported on a dry basis.
(4)	Metallurgical recovery is projected to be 73%.

As of January 1, 2004, we had nickel ore deposits totaling 52.6 million tonnes at an average nickel grade of 1.03%. The table below summarizes nickel ore deposits.

Nickel Ore Deposits(1) (2)	tonnes(3)	Grade (% Ni)(4)
	(tonnes in millions)

Sakhara	2.5	1.05%
Buruktal	50.1	1.03%

Total	52.6	1.03%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.
(2)	Based on a price of $3.60 per pound of nickel, at an exchange rate of 31.27 rubles per U.S. dollar.
(3)	Tonnages are reported on a dry basis.
(4)	Metallurgical recovery is projected to be 73%.

Limestone

As of January 1, 2004, we had limestone reserves (proven and probable) totaling 19.0 million tonnes at 55.2% CaO.

Limestone Reserves(1) (2)	tonnes	Grade (% CaO)
	(tonnes in millions)

Pugachev	19.0	55.2%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.
(2)	Based on a price of $3.20 per tonne of limestone, at an exchange rate of 31.27 rubles per U.S. dollar.

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As of January 1, 2004, we had limestone deposits totaling 45.0 million tonnes at 55.2% CaO.

Limestone Deposits(1) (2)	tonnes	Grade (% CaO)
	(tonnes in millions)

Pugachev	45.0	55.2%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.
(2)	Based on a price of $3.20 per tonne of limestone, at an exchange rate of 31.27 rubles per U.S. dollar.

CAPITAL IMPROVEMENTS PROGRAM

Our capital improvements program emphasizes reductions in raw-material use and energy costs, further integration of our operating subsidiaries, expansion of our product range and improvement of environmental protection, labor safety and working conditions. Our planned capital improvements are estimated to cost approximately $900 million from 2005 through 2009, 70% of which is expected to be in the steel business and 30% in the mining business.

More specifically, we intend to focus on the following:

•	Realizing cost savings through the replacement of older equipment, introducing new cost-saving technologies and reduction of production bottlenecks. In particular, we target productivity gains and related cost-cutting which can be realized relatively quickly. For example, our plan to increase the share of continuous casting in our raw steel production from 20% in 2004 to 62% by 2009 is aimed at cutting costs by 8%, increasing productivity by 17% and increasing the range of steel products we produce; and
•	Improving our product quality through procurement of new equipment that would allow us to better maintain the reliability of grade composition, mechanical properties and surface treatments.

Over the past three years, we have refurbished a number of our upstream and downstream installations at Chelyabinsk Metallurgical Plant and have implemented a number of maintenance plans and capacity expansion measures at Southern Kuzbass Coal Company.

We plan to leverage this experience in managing start-up phases and adequately training our workforce as we continue our capital program at Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and at our other subsidiaries.

The following table sets out by segment and facility the major items of our capital expenditures currently in progress or expected to be commenced in 2004-2006.

Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ Completion
	(in millions of U.S. dollars)
STEEL BUSINESS
Chelyabinsk Metallurgical Plant
Expansion and Modernization of Sinter Production	• Increase in sinter-production capacity	$78	2003	2005/2006
Reconstruction of Coking Battery #7	• Increase in output by approximately 500,000 tonnes p.a. of coke and 15,000 tonnes p.a. of coking products	$44	2004	2005
Reconstruction of Blast Furnace #3	• Increase in capacity • Reduction in coke usage	$73	2004	2006
Modernization and expansion of transportation and logistics capacities	• Construction of intra-plant railways, roads and purchases of specialty trucks	$20	2004	2004/2005

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Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ Completion
	(in millions of U.S. dollars)

Construction of Long Products Continuous Caster #4	• Increase in output of continuously cast billets by 1.2 million tonnes p.a. • Reduction in steel usage • Production of 300,000 tonnes p.a. of continuously cast tube billets • Reduction in power usage • New product development	$46	2004	2006

Construction of Long Products and Tube Billets Continuous Caster #5	• Reduction in steel usage • Reduction in power usage • New product development	$50	2004	2006

Modernization of rolling mill 300-2	• Increase in capacity by 100,000 tonnes p.a.	$20	2004	2005

Energy Program	• Increase in co-generation capacities by 37 MW • Installation of 12 additional oxygen recipients • Construction of two 500 cubic meters/hour argon gasification units	$20	2004	2004/2009

Reconstruction of Blast Furnace #5	• Increase in capacity	$25	2006	2007

Reconstruction of EAF Workshop #6	• Increase in steel production by approximately 270,000 tonnes p.a.	$10	2005	2007

Construction of Continuous Wire-rod Rolling Mill 320/150	• Increase in output by 900,000 tonnes p.a. • New product development • Reduction in steel usage • Product quality improvements	$50	2006	2007

Modernization of Flat Products Capacities	• Improvements in quality of stainless flat products	$30	2005	2008

Modernization of Oxygen Converter Workshop	• Reduction in melting process time	$9	2006	2007

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Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ Completion
	(in millions of U.S. dollars)
Beloretsk Metallurgical Plant

Modernization of hardware equipment	• Increase in production of copper-plated welding wire by 9,000 tonnes p.a. • Increase in production of spring wire by 10,000 tonnes p.a. • Produce new value-added features • Environmental improvements	$10	2004	2007

Modernization of Continuous Wire Mill 150	• Increase in wire-rod capacity by 90,000 tonnes p.a. • Reduction in steel usage • Reduction in gas usage • Product quality improvement	$5	2005	2005

Izhstal

Modernization of capacities	• Product (rolled products and hardware) quality improvement • Cost reduction	$9	2004	2009

COST

Reconstruction of EAF #2	• Increase of capacity by 93,000 tonnes p.a. of steel • Increase in density of scrap charge • Reduction in power consumption • Reduction in electrode usage • Reduction in refractory usage • Reduction in melting period • Reduction in dust emissions	$7	2004	2005

Reconstruction of Steel Continuous Caster	• Increase in production of continuously cast billets by 280,000 tonnes p.a. • Reduction in steel usage • Reduction in natural gas usage • Reduction in electricity usage • Expansion of product mix through alloyed steel	$8	2004	2005

Installation of Scoop-Type Vacuum Degasser	• Reduction in processing costs	$5	2004	2006

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Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ Completion
	(in millions of U.S. dollars)

Industria Sarmei

Construction of Long Products Continuous Caster	• Production of continuously cast billets of 380,000 tonnes p.a. • Reduction in steel usage • Reduction in electricity usage • Reduction in natural gas usage	$12	2004	2006

Modernization of Hardware Production	• New products (low-alloyed wire) output of 48,500 tonnes p.a. • Increase of annealed and zinc-coated wire production by 8,000 tonnes p.a. • Increase of nail production by 8,000 tonnes p.a. • Production of 8,000 tonnes p.a. of wire rod • Production of 50,000 tonnes p.a. of rebar	$10	2004	2006
MINING BUSINESS
Southern Kuzbass Coal Company

Output increase	• Increase in coal production by approximately 1.0 million tonnes p.a.	$157	2004	2004/2006

Reconstruction of Krasnogorsk Washing Plant #1	• Increase of capacity by 900,000 tonnes p.a. of concentrate • Improvement in steam coal concentrate quality	$11	2004	2005

Construction of Krasnogorsk Washing Plant #2	• Increase of capacity by 3.0 million tonnes p.a. of steam coal concentrate	$20	2005	2006

Expansion of Sibirginsk Underground Mine	• Increase in coking coal output by 1.5 million tonnes p.a.	$20	2005	2008

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Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ Completion
	(in millions of U.S. dollars)

Korshunov Mining Plant

Expansion of Concentrate Production Facilities	• Increase of capacity by 800,000 tonnes p.a. of concentrate • Increase of capacity by 2.4 million tonnes p.a. of iron ore	$25	2004	2009

Southern Urals Nickel Plant

Introduction of Cokeless Ferro nickel Production Technology	• Reduction in production cost	$10	2004	2008

Expansion of Nickel Mines	• Increase in nickel ore output by 212,000 tonnes p.a.	$9	2004	2007

Construction and Replacement of Furnace Oxygen Units	• Supplies for cokeless ferro nickel production	$25	2005	2008

*	We estimate that approximately $55.5 million of planned expenditures for these projects have been made as of June 30, 2004. As of June 30, 2004, we spent $141.6 million of our total $330.5 million capital expenditures planned for 2004.

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OPERATIONS IMPROVEMENTS

We maintain research programs at the corporate level and at certain of our business units to carry out basic research and applied technology development activities, primarily focused on improving casting operations through improvements in working practices and operational methods. At our corporate level, we have the Department of Long-Term Planning and Technological Development, which employed a total of 10 researchers. We also contract with third-party consultants from the metallurgical industry and major Russian research institutions to produce development concepts and conduct feasibility studies.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Izhstal have specialized research divisions with a total of 201 researchers involved in the improvement of existing technologies and products.

Our operations are not materially dependent on patents.

EMPLOYEES

At June 30, 2004, we employed approximately 84,982 people as follows:

Company (including its subsidiaries)	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	24,685	90%
Southern Kuzbass Coal Company	Russia	Coal	12,555	90%
Izhstal	Russia	Steel	11,992	87%
Beloretsk Metallurgical Plant	Russia	Steel	9,226	93%
Industria Sarmei	Romania	Steel	5,537	92%
COST	Romania	Steel	4,959	98%
Southern Urals Nickel Plant	Russia	Nickel	4,848	91%
Korshunov Mining Plant	Russia	Iron Ore	4,517	89%
Urals Stampings Plant	Russia	Steel	3,032	69%
Mechel Zeljezara(1)	Croatia	Steel	1,623	87%
Vyartsilya Metal Products Plant	Russia	Steel	516	—
Port Posiet	Russia	Shipping	352	15%
Mechel Nemunas	Lithuania	Steel	334	49%
Mechel Trading House	Russia	Sales and Distribution	326	—
Mechel Steel Group	Russia	Corporate	140	—
Mechel Trading	Switzerland	Sales and Distribution	125	—
Other	Russia, CIS	Coal, Steel	215	—

Total			84,982	88%

(1)	We terminated production at Mechel Zeljezara in August 2004.

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At December 31, 2003, we employed approximately 73,426 people as follows:

Company (including its subsidiaries)	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	24,859	88%
Southern Kuzbass Coal Company	Russia	Coal	12,498	92%
Beloretsk Metallurgical Plant	Russia	Steel	9,442	99%
Industria Sarmei	Romania	Steel	5,595	91%
COST	Romania	Steel	5,271	94%
Southern Urals Nickel Plant	Russia	Nickel	5,078	61%
Korshunov Mining Plant	Russia	Iron Ore	4,651	93%
Urals Stampings Plant	Russia	Steel	3,175	65%
Mechel Zeljezara(1)	Croatia	Steel	1,636	86%
Vyartsilya Metal Products Plant	Russia	Steel	503	—
Mechel Trading House	Russia	Sales and Distribution	313	—
Mechel Nemunas	Lithuania	Steel	178	—
Mechel Trading	Switzerland	Sales and Distribution	125	—
Mechel Steel Group	Russia	Corporate	102	—

Total			73,426	92%

(1)	We terminated production at Mechel Zeljezara in August 2004.

At December 31, 2002 and 2001, we employed the following number of people:

	December 31,
Company (including its subsidiaries)	2002	2001
Chelyabinsk Metallurgical Plant	25,272	26,033
Southern Kuzbass Coal Company	13,361	14,335
Beloretsk Metallurgical Plant	10,367	—
COST	5,385	—
Southern Urals Nickel Plant	5,544	6,524
Vyartsilya Metal Products Plant	506	—
Mechel Trading House	174	41
Mechel Trading	80	71

Total	61,089	47,004

Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant and Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia, and employees of Southern Kuzbass Coal Company are members of Russian Independent Trade Union of Coal Industry Workers. Employees of COST are members of Independent Trade Union of COST.

We consider our relationship with our employees to be good.

INSURANCE

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel.

Our Russian subsidiaries maintain obligatory insurance, which includes insurance for third-party liability (including ecological) for injuries and losses caused by accidents in dangerous industrial sites, insurance for third-party liability for injuries caused during construction and operation of hydrotechnical

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installations, and auto insurance. Sometimes our Russian subsidiaries insure real estate interest and cargo, but it is not done in all instances and for all significant assets. Mechel Metal Supply maintains comprehensive insurance, including marine, liability, including products liability, and trade indemnity. Industria Sarmei maintains operational insurance.

LITIGATION

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Korshunov Mining Plant has a significant number of ongoing tax disputes, all of which relate to fines, interest and penalties pertaining to its bankruptcy or the bankruptcy settlement agreement. These tax disputes total $103.5 million. We are contesting these tax claims and have not recorded an accrual for them in our consolidated financial statements.

In addition, some of our Russian trading subsidiaries are currently contesting tax claims relating to alleged underestimation of profits tax and value-added tax based on varying interpretations of tax legislation during 1999 to 2002. These subsidiaries are no longer active, and we no longer use the transaction structures which gave rise to these tax claims. As we consider the chances of successfully contesting these tax claims to be very low, we recorded an accrual of $29.0 million as of December 31, 2003.

Regulatory matters

We describe below certain regulatory matters that are applicable to our Russian operations.

LICENSING OF OPERATIONS

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. The Federal Law on Licensing of Certain Types of Activities of August 8, 2001, as amended, as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses. In particular, some of our companies need to obtain licenses and permits to carry out their activities, including, inter alia:

•	the use of subsoil, which is described in more detail in “—Subsoil Licensing” below;
•	the use of water resources;
•	the discharge of pollutants into the environment;
•	the handling of hazardous waste;
•	storage and use of explosive, flammable and/or dangerous materials;
•	operation of industrial facilities;
•	construction;
•	fire control;
•	medical operations; and
•	transportation activities.

These licenses are usually issued for a period of five years and may be extended upon application by the licensee. Licenses for the use of natural resources may be issued for shorter or longer periods. In particular, licenses for the use of surface water resources may be issued for periods of up to 25 years. Upon the expiration of a license, it may be extended upon application by the licensee. Certain types of licenses may also have unlimited terms.

Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

As part of their obligations under licensing regulations and the terms of our licenses and permits, some of our companies must comply with numerous industrial standards, employ qualified personnel, maintain certain equipment and a system of quality controls, monitor operations, maintain and make appropriate filings and, upon request, submit specified information to the licensing authorities that control and inspect their activities.

SUBSOIL LICENSING

In Russia, mining minerals requires a subsoil license from the state authorities with respect to an identified mineral deposit, as well as the right (through ownership, lease or other right) to use the land where such licensed mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

Regulatory matters

The primary law regulating subsoil licensing is the Law on Subsoil Resources of February 21, 1992, as amended, or the Subsoil Law, which sets out the regime for granting licenses for the exploration and production of mineral resources. The Procedure for Subsoil Use Licensing, or the Licensing Regulation, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended, also regulates the exploration and production of mineral resources. According to both the Subsoil Law and the Licensing Regulation, subsurface mineral resources are subject to the joint jurisdiction of the federal and regional authorities.

There are two major types of licenses: (1) an exploration license, which is a non-exclusive license granting the right of geological exploration and assessment within the license area, and (2) a production license, which grants the licensee an exclusive right to produce minerals from the license area. In practice, many of the licenses are issued as combined licenses, which grant the right to explore, assess and produce minerals from the license area. A subsoil license defines the license area in terms of latitude, longitude and depth.

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2003, we incurred the minerals extraction tax in the amount of $9.1 million.

The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After amendment of the Subsoil Law in January 2000, exploration licenses may still have a maximum term of five years; production licenses may have a one-year term in a limited number of special cases, but are generally granted for a term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and production licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with the Russian Federal Geological Fund.

Issuance of licenses

Subsoil licenses are generally issued by the Federal Agency for Subsoil Use. Most of the currently existing production licenses owned by companies derive from (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows for production licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

Extension of licenses

The Subsoil Law permits a subsoil licensee to request an extension of a production license in order to complete the production from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user complies with the terms and

Regulatory matters

conditions of the license and the relevant regulations.

In order to extend a subsoil license, a company must file an application with the federal authorities and the relevant regional authorities to amend the license.

Order of the Ministry of Natural Resources No. 439-R, dated October 31, 2002, requires that the following issues be considered by the relevant governmental authorities when determining whether to approve an amendment: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the license; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended license.

The factors that may, in practice, affect a company’s ability to obtain the approval of license amendments include (1) its compliance with the license terms and conditions; (2) its management’s experience and expertise relating to subsoil issues, including experience in amending licenses; and (3) the relationship of its management with federal and/or local governmental authorities, as well as the local governments. For a description of additional factors that may affect Russian companies’ ability to extend their licenses, see “Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.” See also “Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations” and “Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our ADSs.”

Maintenance and Termination of licenses

A license granted under the Subsoil Law is generally accompanied by a licensing agreement. There are typically three parties to any subsoil licensing agreement: the regional authority of the region where the license area is located, the federal authorities and the licensee. The licensing agreement sets out the terms and conditions for the use of the subsoil license.

Under a licensing agreement, the licensee makes certain environmental, safety and production commitments. For example, the licensee makes a production commitment to bring the field into production by a certain date and to extract an agreed upon volume of natural resources each year. The license agreement may also contain commitments with respect to social and economic development of the region. When the license expires, the licensee must return the land to a condition which is adequate for future use. Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, certain provisions in a licensing agreement are left to the discretion of the licensing authorities and are often negotiated between the parties. However, commitments relating to safety and the environment are generally not negotiated. We expect that we will be able to meet the commitments set forth in our licensing agreements, for which we estimate that we will spend approximately $13 million in total over the next several years.

The fulfillment of a license’s conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license’s conditions, upon notice, the license may be terminated by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

Regulatory matters

The Subsoil Law and other Russian legislation contain extensive provisions for license termination. A licensee can be fined or the license can be suspended or terminated for the reasons noted above, for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A license may also be terminated for violations of “material” license terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for termination of licenses. Consistent underproduction and failure to meet obligations to finance a project would also likely constitute violations of material license terms. In addition, certain licenses provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for terminating the license.

If the licensee does not agree with a decision of the licensing authorities, including a decision relating to a license termination or the refusal to re-issue an existing license, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases of termination, the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three-month period, no termination or other action may be taken.

LAND USE RIGHTS

Russian legislation prohibits the carrying out of any commercial activity, including mineral extraction, on a land plot without appropriate land use rights. Land use rights are needed and obtained for only the portions of the license area actually being used, including the plot being mined, access areas, and areas where other mining-related activity is occurring.

Under the Land Code of the Russian Federation of October 25, 2001, as amended, or the Land Code, companies generally have one of the following rights with regard to land in the Russian Federation: (1) ownership; (2) right of free use for a fixed term; or (3) lease.

A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities which, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law on Introduction of the Land Code of October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use either to purchase the land from or to enter into a lease agreement relating to the land with the relevant federal, regional or municipal authority owner of the land by January 1, 2006. See “Risk Factors—Risks Relating to Our Business and Industry—The potential implementation by the Russian government of a law requiring Russian companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition.”

Our mining subsidiaries generally have a right of perpetual use of their plots or have entered into long-term lease agreements. A lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any lease agreement for a period of longer than one year must be registered with the relevant state authorities.

ENVIRONMENTAL

We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora

Regulatory matters

and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law on Environmental Protection of January 10, 2002, or the Environmental Protection Law, as well as by number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a “pay-to-pollute” regime administered by federal and local authorities. The Ministry of Natural Resources has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain approval for exceeding these statutory limits from the federal or regional authorities, depending on the type and scale of environmental impact. As a condition to such approval, a plan for the reduction of the emissions or disposals must be developed by the company and cleared with the appropriate governmental authority. Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually-approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually-approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2003, we incurred such fees in the amount of $2.0 million.

Ecological approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law on Ecological Expert Examination of November 23, 1995, as amended. Conducting operations that may cause damage to the environment without state ecological approval may result in the negative consequences described in “Environmental Liability” below.

Enforcement authorities

The Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Environmental, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches) are involved in environmental control and enforcement of relevant laws and regulations. The federal government and Ministry of Natural Resources is responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental organizations, also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is twenty years.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines.

Subsoil licenses generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the clean-up requirements are generally low.

Regulatory matters

Reclamation

We conduct our reclamation activities in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve two stages: (1) technical stage and (2) biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces, and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour (AOC) of the property as is required, for example, in the United States.

Environmental protection programs

We have been developing and implementing environmental protection programs at all of our steel and mining subsidiaries. Such programs include measures to aid in our adherence to the limits imposed on air and water pollution and storage of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste. We are member of “Ecological Movement for Specific Activities,” a non-profit organization which develops and facilitates the implementation of environmental programs and individual projects for state and private institutions.

HEALTH AND SAFETY

Due to the nature of our business, much of our activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law on Industrial Safety of Dangerous Industrial Facilities of July 21, 1997, as amended, or the Safety Law. The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced and where certain types of mining is done. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where these substances are used.

There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel-smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited unless reviewed by a licensed expert and approved by the Federal Service for Environmental, Technological and Nuclear Supervision.

Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia effective February 1, 2002, as amended, or the Labor Code. In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programs, create systems to cope with and inform the Federal Service for Environmental, Technological and Nuclear Supervision of accidents and maintain these systems in good working order.

Regulatory matters

In certain cases, companies operating industrial sites must also prepare declarations of industrial safety which summarize the risks associated with operating a particular industrial site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declaration must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a license permitting the operation of a dangerous industrial facility.

The Federal Service for Environmental, Technological and Nuclear Supervision has broad authority in the field of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Environmental, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Environmental, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company’s compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

EMPLOYMENT AND LABOR

Labor matters in Russia are primarily governed by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by various federal laws, such as the Federal Law on Collective Contracts and Agreements of March 11, 1992, as amended; the Federal Law on the Procedure of Settlement of Collective Labor Disputes of November 23, 1995, as amended; the Federal Law on Employment in the Russian Federation of April 20, 1996, as amended; the Federal Law on the Fundamentals of Protection of Labor in the Russian Federation of July 17, 1999, as amended.

Employment contracts

As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labor legislation expressly limits the possibility of entering into term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labor relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties as well as in other cases expressly identified by federal law.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including:

•	liquidation of the enterprise or downsizing of staff;
•	failure of the employee to comply with the position’s requirements due to incompetence or health problems;
•	systematic failure of the employee to fulfill his or her duties;
•	any single gross violation by the employee of his or her duties; and
•	provision by the employee of false documents or misleading information prior to entry into the employment contract.

Regulatory matters

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

The Labor Code also provides protections for specified categories of employees. For example, except in cases of liquidation of an enterprise, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of fourteen or other persons caring for a child under the age of fourteen without a mother.

Any termination by an employer that is inconsistent with the Labor Code requirements may be invalidated by a court, and the employee may be reinstated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees’ rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for mental distress.

Work time

The Labor Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate.

Annual paid vacation leave under the law is generally four weeks. Our employees who perform underground and open-pit mining works or other work in harmful conditions may be entitled to additional paid vacation ranging from 6 to 36 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines and/or underground mines for at least 25 years may also retire, regardless of age.

Salary

The minimum salary in Russia, as established by federal law, is calculated on a monthly basis and is currently 600 rubles (currently approximately $20). Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

Strikes

The Labor Code defines a strike as the temporary and voluntary refusal of workers to fulfill their work duties with the intention of settling a collective labor dispute. Russian legislation contains several requirements for legal strikes. Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination.

TRADE UNIONS

Although recent Russian labor regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. In this regard, our management routinely interacts with trade unions in order to ensure the appropriate treatment of our employees and the stability of our business.

Regulatory matters

The activities of trade unions are generally governed by the Federal Law on Trade Unions, Their Rights and Guaranties of Their Activity of January 12, 1996, as amended, or the Trade Union Law. Other applicable legal acts include the Labor Code of Russia, the Federal Law on Collective Contracts and Agreements of March 11, 1992, as amended, and the Federal Law on the Procedure for Settlement of Collective Labor Disputes of November 23, 1995, as amended, which provide for more detailed regulations relating to activities of trade unions.

The Trade Union Law defines a trade union as a voluntary union of individuals with common professional and other interests that is incorporated for the purposes of representing and protecting the rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

As part of their activities, trade unions may:

•	negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;
•	monitor compliance with labor laws, collective contracts and other agreements;
•	access work sites and offices, and request information relating to labor issues from the management of companies and state and municipal authorities;
•	represent their members and other employees in individual and collective labor disputes with management;
•	participate in strikes; and
•	monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their officers enjoy certain guarantees as well, such as:

•	legal restrictions as to rendering redundant employees elected or appointed to the management of trade unions;
•	protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;
•	retention of job positions for those employees who stop working due to their election to the management of trade unions;
•	protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term; and
•	provision of the necessary equipment, premises and transportation vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

If a trade union discovers any violation of work condition requirements, notification is sent to the employer with a request to cure the violation and to suspend work if there is an immediate threat to the lives or health of employees. The trade union may also apply to state authorities and labor inspectors and prosecutors to ensure that an employer does not violate Russian labor laws. Trade unions may also initiate collective labor disputes, which may lead to strikes.

To initiate a collective labor dispute, trade unions present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labor disputes are generally referred to mediation or labor arbitration.

Regulatory matters

The Trade Union Law provides that those who violate the rights and guaranties provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither Code of the Russian Federation on Administrative Misdemeanors of December 30, 2001, nor the Criminal Code of the Russian Federation of June 13, 1996, currently has provisions specifically relating to the these violations, general provisions and sanctions may be applicable.

Management

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers include:

Name	Year of Birth	Position
Igor V. Zyuzin(1)	1960	Chairman
Vladimir F. Iorich(1)	1958	Director and Chief Executive Officer
Alexey G. Ivanushkin	1962	Director and Chief Operating Officer
Sir Andrew M. Wood*	1940	Director
Roger I. Gale*	1952	Director
A. David Johnson*	1937	Director
Serafim V. Kolpakov	1933	Director
Alexander E. Yevtushenko	1947	Director
Valentin V. Proskurnya	1945	Director
Svetlana V. Ardentova	1973	Chief Financial Officer
Vladimir I. Tytsky	1950	Senior Vice President-Strategy and Integration
Ilya V. Blagodarov	1975	Senior Vice President-Sales and Materials
Vladimir A. Polin	1962	Senior Vice President-Production
Jan A. Castro	1967	Senior Vice President-Corporate Affairs and General Counsel

(1)	Party to the Ownership, Control and Voting Agreement dated August 1, 1995. See “Principal and Selling Shareholders” and “Risk Factors—Risks Relating to Our Business and Industry—We will be controlled by two shareholders whose interests could conflict with those of the holders of the ADSs.”
*	Expected to be elected to the Board of Directors on October 14, 2004.

Igor V. Zyuzin has been the Chairman of our Board of Directors since March 2003, when Mechel Steel Group was organized. Mr. Zyuzin also serves as the Chairman of the Board of Directors of our Southern Kuzbass Coal Company, a position he has held since May 1999. From 1997 to 1999, Mr. Zyuzin was the Chairman of the Board of Directors of Mezhdurechensk Coal Company, which was merged into Southern Kuzbass Coal Company, and a member of the Board of Directors of Kuzbass Central Processing Plant. Mr. Zyuzin has over 16 years of experience in the coal mining industry and holds a master’s degree in coal mining from Tula Polytechnic University. Mr. Zyuzin also has a degree in coal mining engineering economics. Mr. Zyuzin beneficially owns 47.8% of our common shares, including through his ownership of 50% of the capital stock of Conares Holding AG, which owns 26.6% of our common shares.

Vladimir F. Iorich has been our Chief Executive Officer since January 2004 and member of our Board of Directors since March 2003. Since 1995, Mr. Iorich has served as the President of Mechel Trading, overseeing our export sales and financing. From 2001 to 2004, he served as a Director of MMK, a major Russian steel producer in which we own 17.1% of the common and 12.2% of the preferred shares. Mr. Iorich has over 23 years of engineering, marketing and management experience in the coal mining industry, and holds a degree in engineering and economics from Kemerovo Polytechnic University. Mr. Iorich is also the Chairman of the Board of Directors and President of Conares Holding AG. Mr. Iorich beneficially owns 47.8% of our common shares, including through his ownership of 50% of the capital stock of Conares Holding AG, which owns 26.6% of our common shares.

Alexey G. Ivanushkin has been our Chief Operating Officer and a member of our Board of Directors. He has served as Chief Operating Officer since January 2004 and as a member of our Board of Directors since March 2003. Mr. Ivanushkin served as our Chief Executive Officer from March 2003 until January 2004. Mr. Ivanushkin also serves as the Chairman of the Board of Directors of our Chelyabinsk Metallurgical Plant, a position he has held since June 2002, and has served as acting General Director of

Management

Southern Kuzbass Coal Company since June 2004. From December 1999 to April 2002, Mr. Ivanushkin served as the General Director of our Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was the director of the ferrous metals and ferroalloy department of the Moscow office of Glencore International AG, an international diversified natural resources group from whom we acquired Chelyabinsk Metallurgical Plant. Mr. Ivanushkin graduated from the Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs.

Sir Andrew M. Wood is expected to become a member of our Board of Directors in October 2004. He is also currently Chairman of the Board of the Russo-British Chamber of Commerce, a Director of the Foreign and Colonial Investment Trust, and a Director of The PBN Company. Sir Andrew retired from the British Diplomatic Service in 2000 after serving as Ambassador to Moscow from 1995 to 2000 and Ambassador to Belgrade from 1985 to 1989. This latest posting in Moscow was the third of his postings to Russia’s capital, where he began his diplomatic career in 1964. He was also twice in the British Embassies in both Washington DC and Belgrade. Sir Andrew has acted as adviser to the British Prime Minister, Tony Blair, on Russian investment issues and has worked with a number of multinationals at the CEO and board level, including BP, GlaxoSmithKline, Diageo, Renaissance Capital and others. He is a member of the Advisory Council of the British Consultants and Construction Bureau, and has worked closely with the Confederation of British Industry on Russia-related matters. Sir Andrew received his B.A. and M.A. from King’s College Cambridge.

Roger I. Gale in expected to become a member of our Board of Directors in October 2004. Mr. Gale is currently Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a communications service provider. He is also a founder and director of Starnorth Limited, a communications and media consultancy. From 1999 to 2001, he was Chairman and co-founder of End2End Wireless Limited, a wireless access services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund. From 1988 to 1996, Mr. Gale worked for the IFC, including as the Chief of IFC’s Resident Mission to the Russian Federation from 1991 to 1996. Mr. Gale also worked for the Asian Development Bank for nine years, and has lectured economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a Higher National Diploma from The Royal Agricultural College and holds a Master of Economics from the University of New England.

A. David Johnson is expected to become a member of our Board of Directors in October 2004. Mr. Johnson is currently Chairman of the Board of Directors of Joy Mining Machinery UK Ltd., a leading global supplier of underground mining systems and services, a position he has held since 2002. From 1990 to 2002, Mr. Johnson was Managing Director of Joy Mining Machinery UK Ltd. From 1986 to 1990, Mr. Johnson was the Managing Director of Dosco Overseas Engineering, a UK-based mining equipment manufacturer, where he began as a mining engineer in 1960. He also worked at the UK National Coal Board from 1953 to 1960. Mr. Johnson is Joy Mining Machinery’s representative on both the Coal Industry Advisory Board and the World Coal Institute. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the Mining Qualifications Board Certificate of the UK in 1958.

Serafim V. Kolpakov has been a member of our Board of Directors since June 2004. From 1992 to 2004, Dr. Kolpakov served as President of the International Union of Metallurgists, a steel industry-focused research organization. From 1991 to 1992, he was Vice President of the Advanced Materials Association in Moscow, a public consulting and research organization. From 1985 to 1991, Dr. Kolpakov was Minister of Metallurgy of the USSR and, from 1978 to 1985, First Deputy Minister and Deputy Minister of Metallurgy of the USSR. From 1970 to 1978, he was the General Director of Novolipetsk Iron and

Management

Steel Works, a Russian integrated steel mill, where he began as a foreman in 1963. Dr. Kolpakov graduated from the Moscow Institute of Steel and Alloys with an engineering degree and is a Doctor of Technical Sciences. He is a member of the International Engineering Academy, the Engineering Academy of Russia (holding the position of Vice President) and the Presidium of Academy of Information Technologies and Processes. Dr. Kolpakov has invented more than 400 steel-making technology improvements, and authored over 500 scientific publications. He has received a number of government awards, including the State Prize of the USSR in 1981 and 1985, the Prize of the Council of Ministers of the USSR (twice) and the title of Honorable Metallurgist of the Russian Federation and Czechoslovakia.

Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. From 2001 to 2004, Dr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of Inter-State Eurasian Association of Coal and Metals. From 1992 to 1999, Dr. Yevtushenko was First Deputy Fuels and Energy Minister of Russian Federation. From 1973 to 1991 he worked in various positions, including as General Director at Raspadskaya Mine in Kuzbass, one of the Soviet Union’s largest coal mines. Dr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He is a Doctor of Engineering and a member of Academy of Mining Sciences of Russia. Dr. Yevtushenko is the author of more than 50 scientific publications, including “Mineral Resources of the Coal Industry of Russia”, a study for which he was awarded the 2002 Science and Technology Prize of the Russian government. He has received a number of government awards, including the title of Honorable Miner of the Russian Federation in 1997.

Valentin V. Proskurnya has been a member of our Board of Directors since March 2003. Mr. Proskurnya also currently serves as a Director of MMK, a major Russian steel producer in which we own 17.1% of the common and 12.2% of the preferred shares. From March 2002 until March 2003, Mr. Proskurnya served as the Deputy General Director of Mechel Trading House, and was its General Director from January 2001 to March 2002. From 1998 to 2001, Mr. Proskurnya served as the First Deputy Director of our Southern Kuzbass Coal Company, in charge of economic and financial analysis. Mr. Proskurnya has over 37 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, in 1996, the Russian government awarded him the title of Honorable Economist of the Russian Federation.

Svetlana V. Ardentova has been our Chief Financial Officer since March 2003. From August 2002 to February 2003, Ms. Ardentova served as the General Director of ZAO Roszerno, a holding company for a group of agriculture-related companies. From 1995 to 2002, she held various positions with Wimm-Bill-Dann Foods OJSC, a manufacturer of dairy and juice products listed on the New York Stock Exchange, most recently serving as their Chief Financial Officer. At Wimm-Bill-Dann, from 2000 to 2002, she was the director of the financial department; from 1999 to 2000, she was the head of the planning and analysis division of the financial department; and from 1998 to 1999, Ms. Ardentova was the director of the methodology and technology division of the economics department. Ms. Ardentova graduated from the State Academy of Management with a degree in management.

Vladimir I. Tytsky has been our Senior Vice President-Strategy and Integration since March 2003. He was also a member of our Board of Directors from March 2003 to June 2004. From 2002 to 2003, Mr. Tytsky also served as Deputy General Director of Mechel Trading House, in charge of marketing and sales. From 1972 through 2002, he occupied various positions at Chelyabinsk Metallurgical Plant, including 10 years as the Deputy General Director-Marketing and Sales. Mr. Tytsky holds a degree in chemistry and technology from Dnepropetrovsk Metallurgy Institute.

Ilya V. Blagodarov has been our Senior Vice President-Sales and Materials since February 2004. Mr. Blagodarov also serves as General Director of Mechel Trading House, a position he has held since

Management

January 2003. From 1997 through 2002, he occupied various management positions in our trading companies. Mr. Blagodarov holds a degree in mining engineering from Moscow Mining University.

Vladimir A. Polin has been our Senior Vice President-Production since July 2003. From August 2002 until June 2003, Mr. Polin served as the Executive Director-First Deputy General Director of our Beloretsk Metallurgical Plant. From September 2001 to August 2002, Mr. Polin was Sales Director at Chelyabinsk Metallurgical Plant. Mr. Polin has almost 20 years of floor and management experience in the manufacture and marketing of steel products, and holds a degree in metallurgy from Chelyabinsk Polytechnic University.

Jan A. Castro has been our Senior Vice President-Corporate Affairs and General Counsel since March 2003. Mr. Castro has also served as the General Counsel of Mechel Trading, a position he has held since November 2002 until March 2003. Prior to joining us, Mr. Castro worked for Latham & Watkins LLP, an international law firm, where he advised clients on public and private offerings of equity and debt, including the initial public offerings of Mobile TeleSystems OJSC and Wimm-Bill-Dann Foods OJSC on the New York Stock Exchange, as well as on merger and acquisition transactions. Mr. Castro received his J.D. and B.A. from Columbia University.

All of our directors were elected on June 24, 2004, and their terms expire on the date of our next annual shareholders meeting, which will take place between March 1 and June 30, 2005. The business address for all our directors and executive officers is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation.

COMPENSATION

Our directors and executive officers were paid an aggregate of $4.0 million for services in all capacities provided to us during 2003. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2003, was $8,000.

BOARD PRACTICES

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Directors are elected for one-year terms and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Description of Capital Stock and Certain Requirements of Russian Legislation—General Meetings of Shareholders” for more information regarding the competence of our shareholders meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

Audit Committee

Our audit committee will consist of Sir Andrew Wood, Roger Gale and David Johnson, each of whom would be a non-management member. The purpose of this committee is to assist the Board with its oversight responsibilities regarding:

•	the integrity of our financial statements;
•	our compliance with legal and regulatory requirements;
•	the independent auditor’s qualifications and independence; and
•	the performance of our internal audit function and independent auditor.

Management

REVIEW COMMISSION

The review commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our review commission are nominated and elected by our shareholders for a term of one year. A director may not simultaneously be a member of the review commission. Our review commission currently has three members: Svetlana Ardentova, Elena Tuvaeva and Nadezhda Galushina. We do not have any specific terms of reference under which our review commission operates.

CORPORATE GOVERNANCE PRINCIPLES

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the Russian government and supplement the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continue to adapt our corporate governance principles to best-practice developments. Our corporate governance principles are available at www.mechel.com.

After the election of three independent members to our Board of Directors at the October 14, 2004, shareholders’ meeting, we expect to have a majority independent Board of Directors pursuant to the requirements of the New York Stock Exchange applicable to U.S. companies.

We are in compliance with applicable corporate governance requirements of the NYSE. The NYSE permits listed companies that are foreign private issuers, such as Mechel, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. In addition, we have voluntarily complied with certain other requirements applicable to U.S. companies under NYSE listing standard 303A. A summary description of NYSE listing standard 303A showing our compliance therewith and/or the alternative corporate governance practices followed by us is available on our Internet website at www.mechel.com.

CODE OF BUSINESS CONDUCT AND ETHICS

Our code of business conduct and ethics is available at www.mechel.com.

MANAGEMENT SHARE BONUS AND SHARE OPTION PLANS

We are considering establishing a share bonus plan and/or share option plan for officers and key employees. If we establish such plans, we will set aside treasury shares in an amount not exceeding 2% of our outstanding common shares. The common shares to be delivered under these plans are currently owned by our wholly-owned subsidiary, Mechel Trading AG. See “Principal and Selling Shareholders.”

Certain transactions

MATERIAL CONTRACTS

Glencore Nickel Contract

We have an agreement with Glencore International AG to supply it with the greater of 40,000 tonnes of nickel and all of our total export tonnage during the period of August 2001 to December 2005. As of August 1, 2004, we had delivered a total of 24,437 tonnes of nickel under this contract. The price for each delivery is determined in U.S. dollars on the basis of nickel prices quoted by LME, less a certain discount.

RELATED PARTY TRANSACTIONS

Magnitogorsk Iron & Steel Works

We own 17.1% of the common and 12.2% of the preferred shares of MMK, and one of our board members serves as a member of their Board of Directors.

In the years ended December 31, 2003, 2002 and 2001, MMK purchased 2.9 million tonnes, 2.6 million tonnes and 2.9 million tonnes of coking coal, respectively, from us generating sales revenue of $126.3 million, $90.7 million and $100.6 million, respectively. In 2003, MMK purchased 1.4 million tonnes of iron ore concentrate from Korshunov Mining Plant for $36.5 million. Starting in January 2004, we stopped selling raw materials to MMK.

In the years ended December 31, 2003, 2002 and 2001, we purchased MMK steel products at a cost of $154.0 million, $105.3 million and $123.0 million, respectively, which we resold internationally through our trading subsidiary, Mechel Trading. These products consisted of hot-rolled and cold-rolled plates and coils and galvanized sheets. As of January 2004, we stopped reselling MMK products.

CMS-Dubai

Until January 2003, Dennis Ruf, the Chief Operating Officer at Mechel Metal Supply, owned a 50% interest in CMS-Dubai, a company engaged in trading business in Dubai. CMS-Dubai purchases steel products from us at market prices and resells them. In addition, CMS-Dubai sells products from other mills not affiliated with us, and also operates a steel service center in Dubai, cutting steel to customer specifications and stocking steel for third parties.

During the years ended December 31, 2003, 2002 and 2001, CMS-Dubai purchased $12.9 million, $4.6 million and $5.3 million, respectively, of steel products from us. We sell our products to CMS-Dubai on an interest-free deferred payment basis. As of December 31, 2003, CMS-Dubai owed us $1.0 million.

Conares Holding AG

Conares Holding, a Swiss company, is a shareholder of Mechel and is beneficially owned by Messrs. Zyuzin and Iorich. We engaged in transactions with Conares Holding in connection with our reorganization. Conares Holding also provided financing to us, as well as received financing from us, in connection with our reorganization.

As of June 30, 2004, Conares Holding did not owe us any amounts, but we owed Conares Holding a total of $0.8 million under a loan repayable in the second half of 2004.

Certain transactions

Uglemetkooperatsia ZAO

Uglemetkooperatsia, a Russian company, is owned by Mr. Zyuzin. Uglemetkooperatsia provided financing to us, as well as received financing from us, in connection with our reorganization.

As of June 30, 2004, Uglemetkooperatsia owed us $12.4 million. The financing we provided was interest-free. We owed Uglemetkooperatsia a total of $0.6 million as of June 30, 2004. In addition, during 2003, the debt of Uglemetkooperatsia to one of our subsidiaries was written off in the total amount of $1.4 million.

Uglemet ZAO

Uglemet, a Russian company, is owned by Mr. Zyuzin. Uglemet provided to us equipment, office space for rent and financing, as well as received financing from us. Amounts of equipment sold and rent for office space provided by Uglemet to us in the first six months of 2002 totaled $0.03 million.

As of December 31, 2003, Uglemet owed us $5,000. The financing provided to Uglemet in connection with our reorganization was interest-free. We owed Uglemet a total of $47,000 as of December 31, 2003.

MetHol OOO

MetHol, a Russian company, is a shareholder of Mechel and is owned by Mr. Zyuzin. MetHol received financing from us in relation to our reorganization.

As of June 30, 2004, MetHol owed us $3.0 million and we owed MetHol $0.3 million.

Mechel Energy AG

Mechel Energy AG, formerly named Conares Eagle AG, in which we own 50% of its ordinary shares, purchased coal from us in the first six months of 2004 in the amount of $31.4 million. As of June 30, 2004, Mechel Energy AG owed us $5.9 million.

Equity investments

Purchase and sale transactions with our equity investments amounted to $3.8 million and $33.9 million in the six months ended June 30, 2004, respectively. We also received and provided financing to these equity investments. As of June 30, 2004, these companies owed us $9.4 million. We owed these companies $2.0 million as of June 30, 2004.

Mechel Metal Supply

In October 2004, Mechel Trading concluded an agreement to transfer 1,072,313 and 268,078 of our shares held by it to two employees of Mechel Metal Supply Limited, our Lichtenstein trading subsidiary, in return for 20% and 5%, respectively, of the shares of this subsidiary owned by these employees.

Principal and selling shareholders

The following table sets forth information regarding the current beneficial ownership of our shares and as adjusted to reflect the sale of shares in the form of ADSs in this offering by:

•	each person known by us to own beneficially any of our outstanding shares;
•	all our directors and executive officers; and
•	each selling shareholder.

The following table assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 6,244,062 shares in the form of ADSs from the selling shareholders.

Name of Beneficial Owner	Share Beneficially Owned Before the Offering		Shares Offered	Shares Beneficially Owned After the Offering
	Number	%		Number	%
Igor V. Zyuzin(1)	183,048,907.5	47.80%	4,162,707	178,886,200.5	42.97%
Vladimir F. Iorich(2)	183,048,907.5	47.80%	4,162,707	178,886,200.5	42.97%
Mechel Trading AG(3)	13,152,065	3.43%	—	13,152,065	3.16%
All other directors, officers and employees	3,638,206	0.95%	—	3,638,206	0.87%
Free Float	81,000	0.02%	—	41,708,073	10.02%

Total	382,969,086	100.00%	8,325,414	416,270,745	100.00%

(1)	Mr. Zyuzin is Chairman of our Board of Directors. See “Management.” His business address is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Of the shares beneficially owned by Mr. Zyuzin, 43,961,257 shares are held through MetHol OOO and 50,926,280.5 shares are held through Conares Holding AG, a company he owns on an equal basis with Mr. Iorich. Mr. Zyuzin is a party to the Ownership, Control and Voting Agreement dated August 1, 1995.
(2)	Mr. Iorich is our Chief Executive Officer and a member of our board of directors. See “Management.” His business address is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Of the shares beneficially owned by Mr. Iorich, 63,442,734 shares are held through Britta Investments Ltd. and 50,926,280.5 shares are held through Conares Holding AG, a company he owns on an equal basis with Mr. Zyuzin. Mr. Iorich is a party to the Ownership, Control and Voting Agreement dated August 1, 1995.
(3)	Mechel Trading AG is wholly owned by us. In our U.S. GAAP consolidated financial statements included elsewhere in this prospectus, these shares are considered treasury shares.

None of our shareholders have voting rights different from any other holders of our shares. To the best of our knowledge, none of our shares are currently held by investors in the U.S. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control. Since the completion of the share issuance on April 29, 2003, in connection with the reorganization, there have not been any significant changes in the beneficial percentage ownership held by any major shareholders.

Principal and selling shareholders

Ownership, Control and Voting Agreement of August 1, 1995

Our principal shareholders, Igor Zyuzin and Vladimir Iorich, have acted in concert since 1995 pursuant to an Ownership, Control and Voting Agreement which requires them to vote the same way. The agreement also requires them to take all actions stated therein on the basis of the principal of parity, including the following:

•	joint investment activities, which are defined in the agreement as acquisitions of assets in the industry and service sectors;
•	to take all actions in relation to the management of joint assets pursuant only to mutual agreement;
•	in the event that the parties cannot agree upon an action relating to a joint asset, to dispose of the asset and evenly split the benefits arising from the disposition;
•	to distribute all profits, income and other tangible and/or intangible benefits from their investment activity evenly;
•	to maintain their ownership parity with respect to their combined stake in the assets acquired pursuant to the agreement so that, at all times, they own equal stakes in such assets (or, in the event that they do not own equal stakes, to ensure that the principle of parity remains in place with respect to the rights of, and benefits owed to, the party owning a lesser stake); and
•	to conduct all matters and/or relations between them that are not reflected in the agreement in accordance with the principle of parity.

The agreement is governed by the laws of Switzerland. Any dispute arising out of or in connection with the agreement will be settled by arbitration in accordance with the International Arbitration Rules of the Zurich Chamber of Commerce.

Following the offering, these shareholders will continue to be bound by this agreement. See “Risk Factors—Risks Relating to Our Business and Industry—We will be controlled by two shareholders whose interests could conflict with those of the holders of the ADSs.”

Description of capital stock and certain requirements of Russian legislation

We describe below our registered common shares, the material provisions of our charter in effect on the date of this prospectus and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to the registration statement, to learn its complete terms.

OUR PURPOSE

Article 3 of our charter provides that our primary purpose is to earn profit, as well as to provide the highest-quality products for our customers.

DESCRIPTION OF CAPITAL STOCK

General

Pursuant to our charter, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 497,969,086 authorized common shares, each with a nominal value of 10 rubles, of which 382,969,086 shares are fully paid, issued and outstanding. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. No preferred shares are authorized or outstanding. Preferred shares may only be issued if amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Since we were recently organized to serve as a holding company for certain companies owned by our shareholders, 99.97% of our charter capital has been paid for with the stock of these companies. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors. Mechel Trading, a wholly owned subsidiary, owns 3.43% of our outstanding common shares under Russian law. In our U.S. GAAP consolidated financial statements included elsewhere in this prospectus, these shares are considered treasury shares (i.e., they are considered not outstanding).

We are a joint stock company with fewer than 1,000 holders of voting shares for purposes of certain provisions of the Joint Stock Companies Law described below. We will continue to have fewer than 1,000 holders of voting shares for purposes of these provisions following our initial public offering, as the depositary will be considered under Russian law as the holder of all of our ADSs.

Rights attaching to common shares

Holders of our common shares have the right to vote at all shareholder meetings. As required by the Joint Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

•	freely transfer the shares without the consent of other shareholders;
•	receive dividends;

Description of capital stock and certain requirements of Russian legislation

•	participate in shareholders meetings and vote on all matters of shareholders competence;
•	transfer voting rights to its representative on the basis of a power of attorney;
•	elect and dismiss members of the board of directors and the review commission;
•	if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals for the annual shareholders meeting and propose candidates to the board of directors and the review commission;
•	if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders meeting or an unscheduled audit by the review commission;
•	demand, under the following circumstances, repurchase by us of all or some of the shares owned by it, as long as the holder voted against or did not participate in the voting on the decision approving the action:

•	reorganization;
•	conclusion of a major transaction, as defined under Russian law; and
•	amendment of our charter that restricts the holder’s rights;

•	upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;
•	have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings; and
•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders meetings approved in accordance with its competence.

Preemptive rights

Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in an amount proportionate to their existing shareholding. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders, provided that each such shareholder may acquire a whole number of shares or convertible securities being placed in an amount proportionate to their existing holdings of such securities.

Dividends

The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we distribute to our shareholders. According to our charter, dividends are recommended to a shareholders meeting by a majority vote of the board of directors, and approved by the shareholders meeting by a majority vote. A decision on quarterly dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders meeting. The dividend approved at the shareholders meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders meeting approving the dividends. See “General Meetings of Shareholders—Notice and Participation.” Dividends are not paid on treasury shares.

Description of capital stock and certain requirements of Russian legislation

The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•	the charter capital of the company has been paid in full;
•	the value of the company’s net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;
•	the company has repurchased all shares from shareholders having the right to demand repurchase; and
•	the company is not, and would not become as the result of the proposed dividend payment, insolvent.

Distributions to shareholders on liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. Our charter allows us to be liquidated:

•	by a three-quarters majority vote of a shareholders meeting; or
•	by a court order.

Following a decision to liquidate the company, the right to manage our affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors the following order of priority during liquidation:

•	individuals owed compensation for injuries or deaths;
•	employees;
•	secured creditors;
•	federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and
•	other creditors in accordance with Russian legislation.

The remaining assets of a company are distributed among shareholders in the following order of priority:

•	payments to repurchase shares from shareholders having the right to demand repurchase;
•	payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and
•	payments to holders of common and preferred shares on a pro rata basis.

Liability of shareholders

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an “effective parent.” The person or entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several

Description of capital stock and certain requirements of Russian legislation responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and
•	the effective parent gives binding instructions to the effective subsidiary.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Share capital increase

We may increase our charter capital by

•	issuing new shares, or
•	increasing the nominal value of already issued shares using the company’s net income.

Generally, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders meeting.

The Joint Stock Companies Law requires that newly issued shares be sold at market value, except in limited circumstances where (1) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors and an independent appraiser value any in-kind contributions for new shares.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

•	prior registration of a share issuance with the Federal Service for the Financial Markets;
•	public disclosure of information relating to the share issuance; and
•	following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Our shareholders approved the issuance of shares for this offering on January 23, 2004, and the issuance of shares was registered under Russian securities laws on April 29, 2004. We will, after closing this offering, comply with all other applicable filing requirements.

Capital decrease; share buy-backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our

Description of capital stock and certain requirements of Russian legislation charter requires that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, repayment of all amounts due to them, as well as compensation for damages.

The Joint Stock Companies Law allows our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market price within one year of their repurchase or the shareholders must decide to cancel such shares and decrease the charter capital.

The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

•	our charter capital is paid in full;
•	we are not and would not become, as a result of the repurchase, insolvent;
•	the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and
•	we have repurchased all shares from shareholders having the right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

Russian legislation and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•	reorganization;
•	conclusion of a major transaction, as defined under Russian law; or
•	amendment of our charter in a manner which results in restrictions of the holder’s rights.

We may spend up to 10% of our net assets calculated under Russian accounting standards for a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

Registration and transfer of shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. NIKoil Registrator OAO maintains our shareholder register.

The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, may be challenged in court.

Description of capital stock and certain requirements of Russian legislation

Reserve fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and repurchase the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our statutory net profits until the reserve fund has reached the 5% requirement.

GENERAL MEETINGS OF SHAREHOLDERS

Procedure

The powers of a shareholders meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders meeting may not decide issues that are not included in the list of its competence by the Joint Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

•	charter amendments;
•	reorganization or liquidation;
•	election and removal of the members of the board of directors;
•	determination of the number, nominal value and type of authorized shares and rights granted by such shares;
•	changes in the company’s charter capital;
•	appointment and removal of the members of the company’s review commission and counting commission;
•	approval of certain interested party transactions and major transactions;
•	distribution of profits; and
•	redemption by the company of issued shares in cases provided for by the Joint Stock Companies Law.

Voting at a shareholders meeting is generally on the principle of one vote per common share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting stock present at a shareholders meeting. However, Russian law requires a three-quarters majority vote of the voting stock present at a shareholders meeting to approve the following:

•	charter amendments;
•	reorganization or liquidation;
•	major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;
•	determination of the number, nominal value and type of authorized shares and the rights granted by such shares;
•	repurchase by the company of its issued shares;
•	any issuance of shares or securities convertible into common shares by closed subscription; or
•	issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares.

The quorum requirement for our shareholders meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders meeting with the same agenda may (or, in the case of an annual meeting,

Description of capital stock and certain requirements of Russian legislation must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

•	determination of the number and election of members of the board of directors;
•	approval of the annual statutory report, balance sheet and profit and loss statement;
•	approval of distribution of profits, including approval of annual dividends, if any;
•	approval of an independent auditor for statutory accounts; and
•	approval of review commission.

The shareholders meeting also approves compensation for members of our board of directors. A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders meeting and may nominate candidates for the board of directors and the review commission. Any agenda proposals or nominations must be provided to the company no later than January 30.

Extraordinary shareholders meetings may be called by the board of directors on its own initiative, or at the request of the review commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders’ opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a shareholders meeting by absentee ballot:

•	election of directors;
•	election of the review commission;
•	approval of a company’s independent auditor for statutory accounts; and
•	approval of the annual report, balance sheet, profit and loss statement under Russian law, and any distributions of profits, including approval of annual dividends, if any.

Notice and participation

All shareholders entitled to participate in a general shareholders meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 20 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if reorganization is an agenda item, shareholders must be notified at least 30 days prior to the date of the meeting, and if it is an extraordinary shareholders meeting to elect the board of directors by cumulative vote, shareholders must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda may be voted upon at a general shareholders meeting.

The list of persons entitled to participate in a general shareholders meeting is compiled on the basis of data in our shareholder register on the date established by the board of directors, which date may neither

Description of capital stock and certain requirements of Russian legislation be earlier than the date of adoption of the board resolution to hold a general shareholders meeting nor more than 50 days before the date of the meeting (or, in the case of a shareholders meeting to elect the board of directors by cumulative vote, not more than 65 days before the date of the meeting).

The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

•	by personally participating in the discussion of agenda items and voting thereon;
•	by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;
•	by absentee ballot; or
•	by delegating the right to fill out the absentee ballot to an authorized representative.

BOARD OF DIRECTORS

Our charter provides that our entire board of directors is up for election at each annual general shareholders meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders meeting.

The Joint Stock Companies Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or decision of the shareholders’ meeting. Our charter provides that our board of directors shall consist of nine members.

The Joint Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•	convening annual and extraordinary shareholders meetings, except in certain circumstances specified in the Joint Stock Companies Law;
•	setting a date, time and place for the shareholders meeting;
•	approval of the agenda of the shareholders meeting and determination of the record date for shareholders entitled to participate in a shareholders meeting;
•	placement of our bonds and other securities, except in certain circumstances specified in our charter;
•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;
•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;
•	formation of our executive bodies, including appointment of the general director, and early termination of their powers and the establishment of their compensation;
•	recommendation on the amount of a dividend and the payment procedure;
•	recommendation on the amount of remuneration and compensation to be paid to the members of

Description of capital stock and certain requirements of Russian legislation our review commission and on the fees payable for the services of an independent auditor;
•	the use of our reserve fund and other funds;
•	the creation of branches and representative offices;
•	approval of internal documents, except for those documents whose approval fall within the competence of the company’s shareholders or general director;
•	approval of major and interested party transactions in the cases provided for by the Joint Stock Companies Law;
•	determination of our business priorities;
•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;
•	approval of decisions on share issuances and of the prospectus relating to such share issuances, as well as of reports on the results of such share issuances;
•	decision on our participation in other organizations, with the exception of participation in holding companies, commercial or industrial groups, or other associations of commercial entities, where shareholders’ vote is required by our charter;
•	approval of our share registrar; and
•	other issues, as provided for by the Joint Stock Companies Law and our charter.

Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. A board meeting is considered duly assembled and legally competent to act when a majority of the number of directors provided for in our charter are present.

INTERESTED PARTY TRANSACTIONS

Under the Joint Stock Companies Law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or member of any executive body of the company, any person that owns, together with any affiliates, at least 20% of a company’s issued voting stock or any person who is able to direct the actions of the company, if that person, or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is:

•	a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
•	the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
•	a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An “independent director” is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company. Additionally, such person’s spouse, parents, children, adoptive parents or

Description of capital stock and certain requirements of Russian legislation children, brothers or sisters may not occupy positions in the executive bodies of the company. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

•	the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company’s assets determined under Russian accounting standards;
•	the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company’s issued voting stock;
•	the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or
•	all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

The approval of interested party transactions is not required in the following instances:

•	the company has only one shareholder that simultaneously performs the functions of the executive body of the company;
•	all shareholders of the company are deemed interested in such transactions;
•	the transactions arise from the shareholders executing their preemptive rights to purchase newly issued shares of the company;
•	the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares; or
•	the company merging with another company, when the latter owns more than three-fourths of the voting capital stock of the company.

MAJOR TRANSACTIONS

The Joint Stock Companies Law defines a “major transaction” as a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders meeting.

Description of capital stock and certain requirements of Russian legislation

CHANGE IN CONTROL

Anti-takeover protection

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company having more than 1,000 holders of common shares must give at least 30, but no more than 90, days’ prior written notice to the company. Additionally, the Joint Stock Companies Law provides that a person acquiring either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company with more than 1,000 holders of common shares, within 30 days of acquiring the shares, must offer to buy all of common shares or securities that are convertible into common shares at a market price which shall not be lower than the weighted average price of the common shares over the six months before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common shares of a company by a person already holding (together with its affiliates) over 30% of the issued common shares of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company’s charter or by a resolution adopted by a majority vote of a shareholders meeting, excluding the votes of the person (and its affiliates) acquiring shares. New Russian securities regulations strongly discourage listed companies from waiving the buyout offer requirement, and regulators have advised Russian companies to abandon any waiver of this requirement by July 1, 2005. This waiver is expected to be removed from our charter at our shareholders’ meeting on October 14, 2004.

Approval of the Russian Federal Antimonopoly Service

Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of the assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of the company must be approved in advance by the Federal Antimonopoly Service.

Because the rights of beneficial owners of our ADSs may not be recognized under Russian law, the depositary bank for our ADSs may be required to obtain such approval for deposits of our shares that would exceed 20% of our voting capital stock, and for any subsequent deposits.

EXCHANGE CONTROLS

The Federal Law on Currency Regulation and Currency Control in effect as of June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. As the new regulatory regime is very recent and untested, it is currently unclear how it will be applied in practice. In particular, it remains uncertain whether it will be more or less restrictive than the prior laws and regulations it has replaced.

Capital import and export restrictions

Pursuant to the Federal Law on Currency Regulation and Currency Control, the government and the Central Bank of Russia have the power to restrict, in particular, the following operations:

Description of capital stock and certain requirements of Russian legislation

•	investments (not involving the acquisition of securities) by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors;
•	acquisition of Russian securities by foreign investors and foreign securities by Russian investors;
•	grants or receipts of loans and credits between residents and non-residents of Russia; and
•	payments for export-import transactions with settlement over 180 days (and in a limited number of exceptions—over three to five years) following completion.

Restrictions that may be introduced include:

•	the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the “requirement to use a special account”); and
•	the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the “reservation requirement”) a monetary sum of:
•	up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or
•	up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

•	receipt by residents of Russia from non-residents of foreign currency loans and credits with maturities of less than three years;
•	acquisition of foreign securities (such as ADSs) by Russian investors; and
•	acquisition of Russian securities (such as our shares) by foreign investors.

As of the date hereof, the reservation requirement has been introduced, in particular, in respect of:

•	receipt by residents of Russia of foreign currency loans and credits with maturities of less than three years—in the amount of 3% of the loan/credit for one year; and
•	acquisition of foreign securities (such as ADSs) by Russian investors—in the amount of 50% of the sum paid for the securities for 15 days.

While at present restrictions imposed on foreign currency operations are limited in scope, the statutory powers of the government and the Central Bank of Russia enable them to:

•	increase the reservation requirements by an increase in the amount and/or the period of reservation; and/or
•	extend the reservation requirements and other restrictions to other types of foreign currency operations envisaged by the Federal Law on Currency Regulation and Currency Control.

Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) and convert 25% of export receivables in foreign currency into rubles within seven days of the date on which they were received. Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

Description of capital stock and certain requirements of Russian legislation

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

NOTIFICATION OF FOREIGN OWNERSHIP

Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition if they are already registered with the Russian tax authorities at the time of acquisition. Russian law is unclear as to whether foreign persons and companies that are not registered with the Russian tax authorities at the time of their share acquisitions must register solely for the reason of such share acquisitions. Other than this notification requirement, there are no requirements or restrictions with respect to foreign ownership of our shares.

Comparison of shareholders’ rights under Russian and Delaware law

The following describes some of the material differences between certain shareholder rights under Russian and Delaware law.

SHAREHOLDERS MEETINGS

Russia

Russian law requires every joint stock company to hold an annual general shareholders meeting no earlier than two months and not more than six months after the end of every financial year, i.e. between March 1 and June 30 of each year. The quorum requirement for a shareholders meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders meeting with the same agenda may (or, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

Russian law requires that the annual statutory report, balance sheet and profit and loss statement, as well as distribution of profits, including approval of annual dividends (if any) be approved at the annual general shareholders meeting. Furthermore, the company’s independent auditor and internal audit commission must be approved at the annual general meeting. The agenda of the annual shareholders meeting must also include election of the members of the board of directors.

The annual shareholders meeting must be convened by the board of directors. Extraordinary shareholders meetings may be called by the board of directors on its own initiative, or at the request of the internal audit commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. For further description of the shareholders meeting see “Description of Capital Stock and Certain Requirements of Russian Legislation—General Meetings of Shareholders.”

Delaware

Under Delaware law, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of the stockholders shall be held for the election of directors on a date and at a time designated by the company’s bylaws. Stockholders may, unless the certificate of incorporation provides otherwise, act by written consent to elect directors. A quorum for a meeting of stockholders is met if a majority of outstanding shares are present (in person or through a representative) to vote, unless a different quorum requirement is specified in the certificate of incorporation or bylaws. In no case may the quorum be set below 1/3 of the voting shares (or 1/3 of a class of shares for classified shares). In addition, any other proper business may be transacted at the annual meeting. If an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any shareholder or director.

Delaware law also permits special meetings of shareholders to be called by the board of directors and by other persons authorized to do so by the company’s certificate of incorporation or bylaws.

Comparison of shareholders’ rights under Russian and Delaware law

VOTING RIGHTS, GENERALLY

Russia

Under Russian law, every holder of common shares in a joint stock company has the right to vote at all general meetings of shareholders. Each shareholder is entitled to one vote for each fully paid share of the charter capital, with the exception of cumulative voting procedures for election of directors. Holders of preferred shares have no right to vote at general meetings of shareholders unless otherwise provided by the Joint Stock Company Law. Any shareholder of a company entitled to attend and vote at general meetings of shareholders may appoint another person to act for such shareholder by proxy for up to three years. For detailed description of the shareholders’ rights, see “Description of Capital Stock and Certain Requirements of Russian Legislation.”

Delaware

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder, unless otherwise provided in the certificate of incorporation of the company. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for the stockholder by proxy for up to three years from its date, or for a longer period if the proxy specifically provides.

CUMULATIVE VOTING

Cumulative voting is a system for electing directors whereby the number of votes a shareholder is entitled to vote in an election of directors equals the number of shares held by the shareholder multiplied by the number of open directorships. Under cumulative voting, a shareholder may cast all or any number of the shareholder’s votes for a single candidate or for any number of candidates.

Russia

Under Russian law, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to the board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders meeting. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Board of Directors.”

Delaware

Under Delaware law, stockholders do not have the right to elect directors by cumulative vote unless the right is granted in the company’s certificate of incorporation.

PREEMPTIVE RIGHTS

Russia

Under Russian law, shareholders have a preemptive right to purchase shares or convertible securities during an open subscription in an amount proportionate to their existing shareholdings. In addition, the law provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders, provided that each such shareholder may acquire a whole number of shares or convertible securities being placed in an amount proportionate to their existing shareholdings. See “Description of Capital Stock and Certain Requirements of Russian Legislation.”

Comparison of shareholders’ rights under Russian and Delaware law

Delaware

Delaware law provides that no stockholder shall have preemptive rights to purchase additional securities of the company unless the certificate of incorporation of the company expressly grants these rights.

APPRAISAL RIGHTS

Russia

A shareholder of a Russian joint stock company may demand repurchase of all or some of its shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving reorganization, conclusion of a major transaction or amendment of the company’s charter in a manner which results in restrictions of the shareholder’s rights. In this case, a company must appoint an independent appraiser to determine a price for the shares to be repurchased. For additional detail, see “Description of Capital Stock and Certain Requirements of Russian Legislation—Capital Decrease; Share Buy-Back.”

Delaware

A stockholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration the stockholder would otherwise receive in the transaction.

SHAREHOLDER APPROVAL OF CORPORATE MATTERS BY WRITTEN CONSENT

Russia

Under Russian law, any decision of the shareholders may be taken without a meeting, i.e. in the form of an absentee ballot, with the exception of decisions on the election of directors and of the internal audit commission, approval of the company’s independent auditor and approval of the annual report, balance sheet, profit and loss statement, as well as any distribution of profits, including approval of annual dividends, if any. All shareholders entitled to participate in a general shareholders meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 20 days prior to the date of the meeting unless the law provides for a longer notice period. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Notice and Participation.”

Delaware

Under Delaware law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior written notice and without a vote, if a written consent setting forth the action to be taken is signed by the number of holders of outstanding stock that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted, unless otherwise provided in the certificate of incorporation of the company. Prompt notice of the taking of any action by less than unanimous consent must be given to shareholders who did not consent to the action.

SHAREHOLDER ACCESS TO AND INSPECTION OF CORPORATE RECORDS

Russia

Pursuant to Russian law, each fully paid common share, except for treasury shares, gives its holder the right to have free access to certain company documents, receive copies for a reasonable fee and, if

Comparison of shareholders’ rights under Russian and Delaware law holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings. In addition, any shareholder or nominal holder may apply to a company or its registrar (depending on whether the company itself or a separate entity maintains the register of shareholders) for a copy of an extract from the register of shareholders certifying such holder’s rights to the shares, and the company or its registrar shall furnish such extract.

Delaware

Delaware law allows any stockholder to inspect and make copies of the stock ledger, a list of the stockholders, and the other books and records of a Delaware company for a purpose reasonably related to that person’s interest as a stockholder. If the company refuses to permit an inspection or does not reply to the demand within five business days, the stockholder may apply to the Delaware Court of Chancery for an order to compel the inspection.

AMENDMENTS TO CHARTER

Russia

Amendments to the charter of a Russian joint stock company require a three-quarters majority vote of the voting stock present at a shareholders meeting. In certain limited cases determined by the Joint Stock Company Law, a decision on amendments to the charter may be taken by the board of directors of the company.

Delaware

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of stock than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

BUSINESS COMBINATIONS

Russia

Under Russian law, a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, of property having the value of 25% or more of the balance sheet value of the assets of a company, as determined under Russian accounting standards, with the exception of transactions entered into in the ordinary course of the company’s business or transactions involving the placement of the company’s common shares or securities convertible into such shares, requires (i) unanimous approval by all members of the company’s board of directors or, failing that, a simple majority vote of its shareholders’ meeting, for transactions with property having the value between 25% and 50% of the balance sheet value of the company’s assets; or (ii) a three-quarters majority vote of the company’s shareholders meeting, for transactions with property having the value in excess of 50% of the balance sheet value of the company’s assets. Such transactions are defined as “major transactions”. For additional detail, see “Description of Capital Stock and Certain Requirements of Russian Legislation—Major Transactions.”

Delaware

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

Comparison of shareholders’ rights under Russian and Delaware law

ANTI-TAKEOVER PROVISIONS

Russia

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company having more than 1,000 holders of common shares must give at least 30, but no more than 90, days’ prior written notice to the company. Additionally, the Joint Stock Company Law provides that a person acquiring, either individually or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company with more than 1,000 holders of common shares, within 30 days of acquiring the shares, must offer to buy all of common shares or securities convertible into common shares at a market price which shall not be lower than the weighted average price of the common shares over the six month period before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common shares of a company by a person already holding (together with its affiliates) over 30% of the issued common shares of such company. If the acquirer fails to observe the above requirements, the acquirer’s voting power will be limited to only those shares purchased in compliance with these requirements. The requirement to make a buyout offer may be waived pursuant to a company’s charter or a resolution adopted by a majority vote of a shareholders meeting, excluding the votes of the person (and its affiliates) acquiring the shares. New Russian securities regulations strongly discourage listed companies from waiving the buyout offer requirement, and regulators have advised Russian companies to abandon any waiver of this requirement by July 1, 2005. This waiver is expected to be removed from our charter at our shareholders’ meeting on October 14, 2004. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Anti-takeover Protection.”

Delaware

Delaware law contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the company.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a company or a subsidiary with an interested stockholder that beneficially owns 15% or more of a company’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;
•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the company not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or
•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the company and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware company may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the company or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the company. This amendment is not effective until twelve months following its adoption.

Comparison of shareholders’ rights under Russian and Delaware law

DIRECTORS AND OFFICERS

Russia

According to Russian law, the board of directors exercises general supervision of the company, to the exclusion of issues that fall within the competence of the general shareholders meeting. The Joint Stock Company Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or decision of the shareholders’ meeting. For a more detailed description of the board of directors, see “Description of Capital Stock and Certain Requirements of Russian Legislation—Board of Directors.”

Delaware

According to Delaware law, the business and affairs of every company are managed by the board of directors as provided in the company’s certificate of incorporation. The board of directors consists of one or more members, each of whom is a natural person. The actual number of directors shall be fixed by the company’s bylaws or in its certificate of incorporation. Directors need not be stockholders unless required by the bylaws or certificate of incorporation. The bylaws or certificate of incorporation may prescribe other qualifications for directors as well.

INTERESTED DIRECTOR TRANSACTIONS

Russia

Under Russian law, interested party transactions require approval by disinterested directors or shareholders of the company. See “Description of Capital Stock and Certain Requirements of Russian Legislation—Interested Party Transactions.”

Interested party transactions are voidable if the statutory requirements set forth in the Joint Stock Company Law for approving such transactions are not satisfied. Claims seeking to invalidate an interested party transaction can be brought by the company or any of its shareholders.

Delaware

Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

LIMITATIONS ON LIABILITY OF DIRECTORS

Russia

Under Russian law, the enforceability of any provision, whether contained in the organizational documents of a company or in any contract with a company, that purports to exempt any director or officer of the company from any liability which by law would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which the person may be guilty in relation

Comparison of shareholders’ rights under Russian and Delaware law to the company or to indemnify the person against any such liability is uncertain, as current Russian legislation does not provide for or prohibit any indemnification of, or liability insurance policies with respect to, directors or officers of joint stock companies. The enforceability of limitations of liability is also uncertain under Russian law. Currently, there is a conflict between the provisions of the Russian Civil Code and the Joint Stock Company Law on this issue.

Pursuant to the Russian Civil Code and the Joint Stock Company Law, members of the board of directors of a joint stock company “when exercising their rights and performing their obligations must act in the interests of the company, and exercise their rights and perform their duties regarding the company reasonably and in good faith”. Russian law provides that a director is liable to a joint stock company for damages caused by his culpable action or non-action unless other grounds and degree of liability are stipulated by federal laws. Under the Joint Stock Company Law, a director (i) who voted against a decision that resulted in damages suffered by a joint stock company or (ii) who did not participate in such voting, is not liable for such damages.

The Joint Stock Company Law provides that a claim against a director(s) to recover damages caused to the company can be brought (i) by the joint stock company itself or (ii) by shareholder(s) in aggregate owning at least one per cent of the common shares of the joint stock company. Also, creditors generally do not have the right to proceed against directors of a company. However, if a company is in bankruptcy proceedings, the creditors of the company may be able to request the bankruptcy administrator to initiate proceedings against the members of the board of directors on behalf of the company.

Delaware

Delaware law permits a company to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the company or its shareholders for damages for breach of the director’s fiduciary duty, provided that a director’s liability shall not be limited:

•	for any breach of the director’s duty of loyalty to the company or its shareholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemption; or
•	for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Russia

The enforceability under Russian law of indemnities and liability insurance covering directors and officers is uncertain, as current Russian legislation does not provide for or prohibit any indemnification of, or liability insurance policies with respect to, directors or officers of joint stock companies.

Delaware

Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a company’s stockholders in its name, a company may indemnify any individual who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the company against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred by the officer or director in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the individual:

Comparison of shareholders’ rights under Russian and Delaware law

•	acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the company or, in some circumstances, at least not opposed to its best interests; and
•	in a criminal proceeding, had no reasonable cause to believe the officer’s or director’s conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of the action, suit or proceeding, the company is required by Delaware law to indemnify the individual for reasonable expenses incurred thereby. Companies may also purchase insurance to cover the liability of a director even if the company could not legally indemnify him or her.

Description of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs representing the common shares offered hereby under a deposit agreement among ourselves, the depositary and yourself as an ADS holder. Each ADS will represent an ownership interest in 3 common shares. We will deposit the underlying common shares with OOO Deutsche Bank, the custodian under the deposit agreement. In the future, each ADS also will represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

Because the depositary’s nominee will be the registered owner of the shares, you must rely on the depositary to exercise the rights of a shareholder on your behalf. The obligations of the depositary are set out in the deposit agreement. The deposit agreement, the ADSs and the ADRs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, which also includes the form of ADR which contains the terms of your ADSs. A copy of the deposit agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. You may read and copy the registration statement and the deposit agreement at the SEC’s Public Reference Room, which is located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, and at the principal office of OOO Deutsche Bank, the custodian, located at Ul. Schepkina 4, Moscow 129090. Deutsche Bank Trust Company Americas’ principal executive offices are located at 60 Wall Street, New York, New York 10005. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

HOLDING THE ADSs

How will I hold my ADSs?

Until such time that we notify the depositary that (1) the placement report with respect to the shares underlying the ADSs offered pursuant to this prospectus has been registered by the Federal Service for the Financial Markets and (2) we have received the proceeds of this offering, the ADSs will only be issued in “book entry” form, represented by a global ADR registered in the name of the nominee of The Depository Trust Company, or DTC. This means that the depositary will not issue ADRs to each holder. The depositary will issue one global ADR to DTC, and DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the ADSs. The participant will then keep a record of its clients who purchased the ADSs. Beneficial interests in the global ADR will be shown on, and transfers of interests in the global ADR will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the

Description of American Depositary Shares

meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants, known as “direct participants,” deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Euroclear and Clearstream Banking are direct participants. DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., The American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc.

The depositary will wire any cash distribution it receives on our shares represented by the global ADR to DTC’s nominee. The depositary will treat DTC’s nominee as the owner of the global ADR for all purposes. Accordingly, the depositary will have no direct responsibility or liability to pay amounts due on the global ADR to owners of beneficial interests in the global ADR.

It is DTC’s current practice, upon receipt of any cash payment, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global ADR as shown on DTC’s records. In addition, it is DTC’s current practice to assign any voting rights to direct participants whose accounts are credited with ADSs on a record date by using an omnibus proxy. Payments by direct participants to owners of beneficial interests in the global ADR and voting by direct participants will be governed by the customary practices between the direct participants and the owners of beneficial interests, as is the case with ADSs held for the account of customers registered in “street name.” Payments will be the responsibility of the direct participants and not of DTC, the depositary or us.

After registration of the placement report by the Federal Service for the Financial Markets and after we receive the proceeds of this offering, you may hold ADSs either directly or indirectly through your broker or other financial institution, and the remaining part of this description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee by means of the global ADR discussed above or otherwise, you must rely on the procedures of that broker or financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

How will I receive dividends and other distributions on the shares underlying my ADSs?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent. You must hold the ADSs on the date established by the depositary in order to be eligible for dividends and other distributions. In general, the depositary will attempt to set a record date for the ADSs that is the same record date used by us for dividends and other distributions on the shares. It is possible, however, that the record dates we use for dividends and other distributions on the shares and the record date used by the depositary for the ADSs may not be the same.

Description of American Depositary Shares

Cash

The depositary will promptly convert any cash dividend or other cash distribution we pay on the shares (including funds paid in respect of the ADSs to be refunded to holders of the ADSs on the termination date in the event the placement report is not registered by the Federal Service for the Financial Markets) into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute U.S. dollars only to those ADS holders to whom it is possible to do so. It will either distribute the currency it cannot convert into U.S. dollars to ADS holders or hold it for the account of the ADS holders who have not been paid. It will not invest the currency it cannot convert and it will not be liable for any interest.

Before making a distribution to the depositary, we will deduct any withholding taxes that must be paid under Russian law. See “Taxation—Russian Income and Withholding Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the rubles, you may lose some or all of the value of the distribution.

Common shares

The depositary may distribute new ADSs representing any common shares which we distribute as a dividend or free distribution if we furnish it promptly with evidence satisfactory to it that such distribution of new ADSs is in compliance with applicable law. The depositary will distribute new ADSs in proportion to the number of ADSs you already own. The depositary will only distribute whole ADSs. It will sell common shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. Alternatively, the depositary may elect, upon our instruction, to increase the common share to ADS ratio to reflect the new common shares, subject to our furnishing to the depositary evidence satisfactory to it that such ratio change is in compliance with applicable law.

Rights to receive additional shares

If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary, after consultation with us, has discretion to determine how these rights become available to you as a holder of ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or practical to make the rights available to you, or it could decide that it is only legal or practical to make the rights available to some, but not all, holders of the ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a mistake in determining whether or not it is legal or practical to distribute the rights. The depositary is liable for damages, however, if it acts grossly negligently or in bad faith.

If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf. The depositary will then deposit the common shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. or Russian securities laws may restrict the sale, deposit, cancellation or transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the new ADSs freely in the United States. In this case, the depositary may issue the new ADSs under a separate, restricted deposit agreement

Description of American Depositary Shares

which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other distributions

The depositary will send you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may, after consultation with us, decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash, or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation (including no obligation to register securities under U.S. or Russian securities laws) to take any action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you.

DEPOSIT, WITHDRAWAL AND CANCELLATION

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposits shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit the shares.

Shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by us or on our behalf in connection with the offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the shares and only have the rights as are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are all referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and expenses of the depositary and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled. Alternatively, at your request, risk and expense, the depositary will deliver certificated ADRs at the depositary’s principal New York office or any other location that it may designate as its transfer office.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books for any purpose reasonably related to your interest as an ADS holder.

How do ADS holders cancel an ADS and obtain deposited securities?

When you turn in your ADS at the depositary’s office, upon payment of applicable fees, expenses and taxes, an extract from the shareholders register evidencing your ownership of the underlying shares will be delivered to you at the custodian’s office.

Description of American Depositary Shares

You have the right to cancel your ADSs and withdraw the underlying common shares at any time except in connection with:

•	temporary delays caused by closing transfer books of the depositary or the company, the deposit of shares in connection with voting at a shareholders meeting or the payment of dividends;
•	the payment of fees, taxes and similar charges; or
•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or the withdrawal of the underlying shares.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

To ensure compliance with Russian law, you may not turn in your ADSs until (1) the placement report with respect to the shares underlying the ADSs we offer in this prospectus has been registered by the Federal Service for the Financial Markets and (2) we have received the proceeds of this offering. Thereafter and until the shares being sold by the company can be traded on the RTS (which is expected to be up to three months from the registration of the placement report), when you cancel your ADSs and deliver them to the depositary, you will receive shares being sold by the selling shareholders, and only if all such shares shall have been withdrawn will you receive shares being sold by the company, irrespective of how you acquired your ADSs.

TRANSMISSION OF NOTICES TO SHAREHOLDERS

We will promptly transmit to the depositary those communications that we make generally available to our shareholders. If those communications were not originally in English, we will translate them. Upon our request, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s Corporate Trust Office.

VOTING RIGHTS

How do I vote?

You do not have the right as an ADS holder to attend our shareholder meetings. You may instruct the depositary to vote the shares underlying your ADSs. As each ADS represents 3 common shares, your instructions would relate to the voting of 3 shares for each ADS you hold. You could exercise your right to vote directly if you withdraw the common shares. However, you may not know about the meeting sufficiently in advance to withdraw the common shares.

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver notice of such meeting, and copies of voting materials (if and as received by the depositary from us) to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the common shares or other deposited securities underlying your ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical and subject to Russian law and the provisions of our charter, to vote or to have its agents vote the common shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received.

Russian statutory provisions currently do not expressly allow a single shareholder (which, for example, would include the depositary as the owner of all the shares underlying the ADSs) to vote in more than one way on any agenda item, although Russian securities regulations expressly permit a depositary to

Description of American Depositary Shares

split the vote in accordance with the instructions from ADS holders. However, because the depositary does not have express statutory authority to split the vote with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, and given the untested nature of such securities regulations, the depositary may refrain from voting at all unless all ADS holders have instructed it to vote the shares in the same manner. Consequently, you may have significant difficulty in exercising voting rights with respect to the shares that will underlie the ADSs. See “Risk Factors—Risks Related to our ADSs and the Trading Market—Your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.”

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your common shares are not voted as you requested, you may have no recourse.

To ensure compliance with Russian law, you may not vote the shares underlying your ADSs until (1) the placement report with respect to the shares underlying the ADSs we offer in this prospectus has been registered by the Federal Service for the Financial Markets and (2) we have received the proceeds of this offering.

FEES AND EXPENSES

What fees and expenses will I be responsible for paying?

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary may also charge a fee of up to $1.50 per ADR for ADR transfers and a fee of up to $0.01 per ADS annually to cover the depositary’s expenses to inspect the records of the Russian share registrar for our shares. You or persons depositing shares also may be charged the following expenses:

•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
•	expenses of the depositary in connection with the issuance of definitive certificates.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between the company and the depositary. We and the depositary may amend the fees described above from time to time.

PAYMENT OF TAXES

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADSs or to allow you to withdraw the deposited securities underlying your ADSs until such payment is made, or it may deduct the amount of taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not

Description of American Depositary Shares

enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

If we take actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation or other reclassification of deposited securities; (2) any distribution on the shares that is not distributed to you; or (3) any recapitalization, reorganization, merger, consolidation, liquidation or sale of all or substantially all of the assets of the company, then the cash, shares or other securities received by the depositary will become deposited securities, and the depositary may choose to:

•	distribute additional ADRs;
•	distribute cash, securities or other property it has received in connection with such actions;
•	sell any securities or property received and distribute the proceeds as cash; or
•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

The depositary may also, at our request, issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

AMENDMENT AND TERMINATION

How may the agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes and other charges specifically payable by ADS holders under the deposit agreement, or affects any substantial existing right of ADS holders. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the agreement be terminated?

If the placement report with respect to the shares underlying the ADSs we offer in this prospectus is not registered by the Russian Federal Service for the Financial Markets within 60 days after the closing date or such later date to which we and the selling shareholders agree with the underwriters, we will be required to issue a press release and to notify the depositary, the banks holding the escrow and escrow-type accounts, the underwriters and the NYSE of the termination of this offering by the close of business on the day of termination. In this instance, pursuant to the terms of the escrow and escrow-type account agreements and the underwriting agreement, all funds received in respect of the ADSs in the escrow-type and escrow accounts, together with interest, if any, accrued thereon for the period from the closing date to the termination date, and any additional amounts necessary so that the funds being released would be equal (after conversion of all ruble funds into U.S. dollars) to the original U.S. dollar proceeds of the offering will be released to the depositary. The depositary will promptly distribute in U.S. dollars through DTC to the holders of the ADSs as of the termination date the funds it has received from the escrow and escrow-type accounts in accordance with the provisions of the deposit agreement applicable to cash dividends and distributions.

Otherwise, the depositary may choose to terminate the deposit agreement or we may instruct the depositary to terminate the deposit agreement. The depositary may terminate the agreement if, at any time, it has notified us in writing that it would like to resign and we have not appointed a new depositary

Description of American Depositary Shares

bank within 90 days following such notice. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs and pay applicable fees and taxes, and to hold or sell distributions received on deposited securities (but without liability for interest thereon). After the expiration of six months from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, for the ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those proceeds and other cash.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADS HOLDERS

Limits on the obligations of the company and the obligations of the depositary; limits on liability to ADS holders

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary:

•	are only obligated to take the actions specifically set forth in the agreement without gross negligence or bad faith;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our respective obligations under the agreement;
•	are not liable if either of us exercises or fails to exercise the discretion permitted under the agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the agreement on your behalf or on behalf of any other party;
•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and
•	are not liable for any action based on advice or information from legal counsel, accountants, any person presenting shares for deposit or any holder of ADSs believed by it in good faith to be competent to give such advice or information.

We and the depositary have agreed to indemnify each other under certain circumstances. The depositary may own and deal in any class of our securities and in ADSs.

REQUIREMENTS FOR DEPOSITARY ACTIONS

Before the depositary will issue or register transfer of an ADR, make a distribution on an ADS or permit withdrawal of common shares, the depositary may require:

•	payment of fees;
•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;
•	production of satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is advisable.

Description of American Depositary Shares

PRE-RELEASE OF ADSs

In certain circumstances, subject to the provisions of the deposit agreement, the depositary may, unless we have instructed it not to do so, issue ADSs before deposit of the underlying common shares. This is called a pre-release of the ADS. The depositary may also deliver common shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADSs instead of common shares to close out a pre-release. Except as noted below, the depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the common shares or ADSs to be deposited;
•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and
•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Although we and the selling shareholders will deliver the shares sold in this offering on the closing date to the depositary, to ensure compliance with Russian law, all the ADSs issued under the deposit agreement shall be deemed pre-released with our consent until (1) the placement report with respect to the shares underlying the ADSs we offer in this prospectus has been registered by the Federal Service for the Financial Markets and (2) we have received the proceeds of this offering.

DISCLOSURE OF INTERESTS

By purchasing ADSs, you agree to comply with our charter and the laws of the Russian Federation, the United States and any other relevant jurisdiction regarding any disclosure requirements regarding ownership of common shares, all as if the ADSs were, for this purpose, the common shares they represent.

THE DEPOSITARY

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903, in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, New York 10005 and the registered number is BR1026. The principal executive offices of the depositary are located at 60 Wall Street, New York, New York 10005. The depositary operates under the laws and jurisdiction of the State of New York.

REGISTRAR

Who is the registrar?

The shares will be registered on the Russian share register maintained by the registrar in the name of the

Description of American Depositary Shares

custodian, as nominee for the depositary. We have appointed NIKoil Registrator OAO as our registrar.

You should be aware that Russia’s system of share registration and custody creates certain risks of loss that are not normally associated with investments in other securities markets. The depositary will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect to shares as a result of that unavailability. See “Risks Relating to Russian Legislation and the Russian Legal System—The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your ADSs.”

What will we require the registrar to do for ADS holders?

We will, at any time and from time to time:

•	take any and all actions necessary to assure the accuracy and completeness of all information set forth in the share register maintained by the registrar in respect of the shares or deposited securities;

•	use our best efforts to cause the registrar to provide the depositary, the custodian or their agents unrestricted access to the share register, as the depositary may, in its reasonable discretion, deem appropriate, to permit the depositary, the custodian or their agents to confirm regularly, but not less than monthly, the number of deposited securities registered in the name of the depositary, the custodian or their nominees, as applicable, pursuant to the terms of the deposit agreement;
•	use our best efforts to cause the registrar to provide the depositary, the custodian or their agents, upon request, with copies of extracts from the share register duly certified by the registrar in a manner that the depositary, in its reasonable discretion, deems sufficient;
•	use our best efforts to cause the registrar to effect the re-registration of ownership of deposited securities in the share register in connection with any deposit or withdrawal of shares or deposited securities under the agreement promptly and, in any event, within three business days in Moscow from the time it is requested to do so by the depositary or the custodian or any of their agents;
•	permit, and use our best efforts to cause the registrar to permit, the depositary or the custodian to register any shares or other deposited securities held hereunder in the name of the depositary, the custodian or their nominees, which may, but need not be, a non-resident of the Russian Federation; and
•	use our best efforts to cause the registrar promptly to notify the depositary in writing at any time that the registrar:
•	eliminates the name of a shareholder of ours from the share register or otherwise alters a shareholder’s interest in our shares where that shareholder alleges to us, the registrar or publicly that such elimination or alteration is unlawful;
•	no longer will be able materially to comply with, or has engaged in conduct that indicates it will not materially comply with, the provisions of the deposit agreement relating to it;
•	refuses to re-register our shares in the name of a particular purchaser and that purchaser or its respective seller alleges that such refusal is unlawful;
•	holds our shares for its own account; or
•	has materially breached the provisions of the deposit agreement relating to it and has failed to cure such breach within a reasonable time.

We will be solely liable for any act or failure to act on the part of the registrar (other than any act or failure to act arising in connection with any act or failure of the depositary or the custodian to act) and for the unavailability of deposited securities or for the failure of the depositary to make any distribution of cash or other distributions with respect thereto as a result of:

Description of American Depositary Shares

•	any act or failure to act by us or our agents, including the registrar (other than any act or failure to act arising in connection with any act or failure of the depositary or the custodian to act);
•	any provision of our charter or any other instrument of ours governing the deposited securities; and
•	any provision of any securities issued or distributed by us, or any offering or distribution of those securities.

What happens if there is a problem with the registrar’s records?

Pursuant to the deposit agreement, the depositary or the custodian will confirm regularly, and not less than monthly, the number of deposited securities registered in the name of the depositary, the custodian or their nominees, as applicable. We and the depositary have agreed in the deposit agreement that the records of the depositary and the custodian shall be controlling for all purposes with respect to the number of shares or other deposited securities which should be registered in the name of the depositary, the custodian or their nominees, as applicable, pursuant to the terms of the deposit agreement.

The depositary has agreed in the deposit agreement that it will instruct the custodian to maintain custody of all copies of share extracts or other evidence of verification provided to the depositary, the custodian or their agents pursuant to the deposit agreement. In the event of any material discrepancy between the records of the depositary or the custodian and the share register, then, if an officer of the depositary has actual knowledge of such discrepancy, the depositary will promptly notify us. In the event of any discrepancy between the records of the depositary or the custodian and the share register, we have agreed that, whether or not we have received any notification from the depositary, we will:

•	use our best efforts to cause the registrar to reconcile its records to the records of the depositary or the custodian and to make such corrections or revisions in the share register as may be necessary in connection therewith; and
•	to the extent we are unable to so reconcile those records, and the number of shares reflected in the records of the registrar differs by more than one-half of one percent from the number of shares reflected in the records of the depositary or the custodian, promptly instruct the depositary to notify the ADS holders of the existence of the discrepancy.

Upon receipt of instruction from us, the depositary will notify the ADS holders promptly pursuant to the deposit agreement. The depositary may, however, at any time notify the ADS holders, whether or not it has received instructions from us. The depositary will cease issuing ADSs pursuant to the deposit agreement until the records have been appropriately reconciled in the opinion of the depositary.

ARBITRATION

Courts in the Russian Federation will not recognize or enforce judgments of the federal courts of the United States of America or the courts of the State of New York.

Any dispute, controversy or cause of action brought against us under the deposit agreement will be settled by arbitration under the Commercial Arbitration Rules of the American Arbitration Association. If the dispute, controversy or cause of action arises under the federal securities laws of the United States, it may be, but does not have to be, submitted to arbitration at the election of the party bringing the claim. The arbitrators will have no authority to award punitive or other-than-actual damages and only may make findings according to the deposit agreement.

If the dispute, controversy or cause of action arising out of the deposit agreement is not subject to arbitration, it will be litigated in the federal or state courts in the Borough of Manhattan. We have appointed an agent for service of process in New York.

Taxation

The following discussion describes the material U.S. federal and Russian income and withholding tax consequences to a beneficial owner of common shares or ADSs. No opinion of counsel will be issued with respect to the discussion under the heading “Russian Income and Withholding Tax Considerations” and, therefore, such discussion is not based on an opinion of counsel. A resident of the United States for purposes of the United States-Russia income tax treaty that is fully eligible for benefits under the United States-Russia income tax treaty is referred to herein as a “U.S. holder.” Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if you are:

•	liable, under the laws of the United States, for U.S. federal income tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and
•	not also a resident of the Russian Federation for Russian tax purposes.

The benefits under the United States-Russia income tax treaty discussed in this prospectus generally are not available to U.S. persons who hold ADSs or common shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of those holders.

The following discussion is based on:

•	the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof;
•	Russian legislation; and
•	the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this prospectus. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this prospectus. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See “Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our ADSs” and “—Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our ADSs.”

We believe, and the following discussion assumes, that for U.S. federal income tax purposes, we are not a passive foreign investment company, foreign personal holding company or foreign investment company for the current taxable year and will not become a passive foreign investment company, foreign personal holding company or foreign investment company in the future.

Taxation

However, passive foreign investment company, foreign personal holding company and foreign investment company determinations are made annually and may involve facts that are not within our control. For example, it is not certain that we or one of our subsidiaries will not become a foreign personal holding company in the future because more than 50% of either the total combined voting power of all classes of our voting stock or the total value of our stock is treated, for U.S. federal income tax purposes, as owned by not more than five individuals who are citizens or residents of the United States, and certain other conditions are met. If we or one of our subsidiaries were a foreign personal holding company, a U.S. holder would be treated as receiving a dividend at the end of each taxable year in an amount equal to its pro rata share of that corporation’s foreign personal holding company income and would be subject to other adverse U.S. federal tax consequences.

The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences to you of ownership of common shares or ADSs. We urge you to consult your own tax adviser regarding the specific U.S. federal, state and local and Russian tax consequences of the ownership and disposition of the common shares or ADSs under your own particular factual circumstances.

RUSSIAN INCOME AND WITHHOLDING TAX CONSIDERATIONS

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. See “Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—You may not be able to benefit from the United States-Russia double tax treaty.”

Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Importantly, after the prior Law on Fundamentals of the Tax System of the Russian Federation is repealed, Part 1 will specify all the taxes that can be imposed by federal and local authorities. Further, as of January 1, 2001, four chapters (value-added taxes, excise tax, individual income tax and unified social tax) of Part 2 of the Tax Code went into effect. The Profit Tax Chapter and Mineral Extraction Tax of the Tax Code became effective as of January 1, 2002.

Taxation of dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 10% rate applies to dividends paid to U.S. holders owning less than

Taxation

10% of the entity’s outstanding shares and 5% for U.S. holders, which is a legal entity, owning 10% or more of the entity’s outstanding shares. Given the depositary’s status as the legal owner of all the shares underlying our ADSs, it is possible that the depositary may claim entitlement to a reduced withholding tax rate of 5%. Under current regulations, authorization from the Russian tax authorities is not required to allow us to withhold at reduced rates under applicable double tax treaties provided that all numerous administrative requirements are met. See “—United States-Russia Income Tax Treaty Procedures.”

If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

Taxation of capital gains

U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common shares outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common shares to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States–Russia income tax treaty on the disposition of common shares or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from provided in the treaty, by relying on the United Sates–Russia income tax treaty and complying with the appropriate procedures described below.

Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

United States-Russia income tax treaty procedures

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

If tax is withheld by a Russian resident on dividends or other amounts at the rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within 1 year from the withholding date for individual U.S. holders. The package should include the appropriate form (1012DT (2002) for

Taxation

non-dividend income and 1011DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

Neither the depositary nor us will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general description of the material U.S. federal income tax consequences that apply to you if you are, for U.S. federal income tax purposes, a beneficial owner of ADSs or common shares who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your U.S. federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•	an insurance company;
•	a tax-exempt organization;
•	a financial institution;
•	a person subject to the alternative minimum tax;
•	a person who is a broker-dealer in securities;
•	an S corporation;
•	an expatriate subject to Section 877 of the United States Internal Revenue Code;
•	an owner of, directly, indirectly or by attribution, 10% or more of the outstanding common shares; or
•	an owner holding ADSs or common shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common shares or ADSs as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any U.S. state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying common shares represented by that ADS.

Taxation of dividends on common shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common shares or ADSs will be treated as a taxable dividend to the

Taxation

extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. Under recently enacted legislation, for taxable years beginning after December 31, 2002, and before January 1, 2009, if you are a non-corporate taxpayer, such dividends should be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) in the case of ADSs, our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company.” Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or common shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for U.S. federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common shares or ADSs, which is generally available for dividends paid by U.S. corporations.

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying common shares represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for U.S. foreign tax credit purposes. The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Taxation on sale or exchange of common shares or ADSs

The sale of common shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted basis in such common shares or ADSs. That gain or loss will be capital gain or loss if the common shares or ADSs are capital assets in your hands and will be long-term capital gain or loss if the common shares or ADSs have been held for more than one year. If you are an individual, such realized long-term capital gain is generally

Taxation

subject to a reduced rate of U.S. federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

Deposits and withdrawals of common shares by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain realized on the sale of common shares or ADSs will generally be treated as U.S. source income and therefore the use of foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of common shares or ADSs.

Information reporting and backup withholding

Dividends and proceeds from the sale or other disposition of common shares or ADSs that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules and U.S. backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

Shares eligible for future sale

Upon completion of the offering, we will have 416,270,745 issued common shares. Of these shares, 357,772,401 shares will be held by our “affiliates,” as that term is defined under the Securities Act, assuming no exercise of the underwriters’ over-allotment option to purchase an additional 6,244,062 shares in the form of ADSs from the selling shareholders, and will be available for sale in the U.S. public market following the offering only if such sale is made pursuant to registration under the Securities Act or if it complies with Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person, or persons whose common shares are aggregated, including our affiliates, would be entitled to sell within any three-month period a number of common shares that does not exceed the greater of:

•	1% of the then-outstanding common shares (4,162,707 common shares immediately after consummation of the offering); and
•	the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about us. Shares sold outside the United States pursuant to Regulation S would not be subject to these restrictions.

The selling shareholders, who will in the aggregate own 357,772,401 common shares upon the completion of the offering, assuming no exercise of the underwriters’ over-allotment option, have agreed with the underwriters that they will not dispose of or agree to dispose of any common shares or any interest in any common shares, including ADSs, during a period of 180 days from the date of this prospectus. This restriction will not apply to the disposal of any common shares or any interest in common shares, including ADSs, to affiliates of such holder or to trustees for such holder and/or for such affiliates of such holder or any of them, provided that such transferee, before registration of any transfer of common shares to such transferee, executes an undertaking in relation to such shares on similar terms to those described in this prospectus in a form reasonably satisfactory to us and the underwriters; and to any other director, executive officer or shareholder that is a party to a lockup agreement with the underwriters and any affiliate of such holder that executes an undertaking in relation to such shares on similar terms to those described in this prospectus. We have also agreed with the underwriters to not sell any common shares or any interest in any common shares, including ADSs, during a period of 180 days from the date of this prospectus.

Before this offering, there has been no public market for our ADSs, and we cannot predict the effect, if any, that sales of our common shares or ADSs or the availability of those common shares or ADSs for sale will have on the market price prevailing from time to time of our ADSs. Sales of common shares or ADSs in the public market or the perception that such sales may occur may have an adverse effect on the prevailing market prices of our ADSs.

Underwriting

We, our selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the offering of our shares in the form of ADSs. Subject to the conditions set out in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase from us and from our selling shareholders the number of ADSs indicated in the following table. UBS Limited, or UBS, is the global coordinator of the underwriters named below. The address of UBS is 1 Finsbury Avenue, London EC2M 2PP, United Kingdom.

Number of ADSs
Underwriters	Us	Selling Shareholders	Total
UBS Limited	•	•	•
J.P. Morgan Securities Ltd.	•	•	•
Morgan Stanley & Co. International Limited.	•	•	•
Troika Dialog (Bermuda) Ltd. .	•	•	•

Our selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 6,244,062 shares in the form of ADSs from them at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only if the underwriters sell more ADSs than the total number of ADSs set forth in the table above. No more than 15% of the total shares sold by the underwriters that are NASD members will be used to cover over-allotments.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and our selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs. The total underwriting discounts and commissions will be paid by us and our selling shareholders pro rata to the ADSs being sold by us and our selling shareholders, respectively.

	Paid by us	Paid by our selling shareholders
		No Exercise	Full Exercise
Per ADS	$•	$•	$•
Total	$•	$•	$•

The underwriters initially propose to offer the ADSs to the public at the prices set forth on the cover of this prospectus. If all the ADSs are not sold at the initial public offering price, the global coordinator may change the relevant offering price and the other selling terms.

We estimate that our and our selling shareholders’ share of the total expenses of the offering, other than the estimated underwriting discounts and commissions, will be approximately $• million, of which we will pay 100%. The following table sets forth the various estimated expenses that we will pay in connection with the sale and distribution of the ADSs, other than the estimated underwriting discounts and commissions.

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Securities and Exchange Commission registration fee	$	•
New York Stock Exchange listing fee		•
National Association of the Securities Dealers, Inc. filing fee		•
Printing and engraving expenses		•
Legal fees and expenses		•
Accounting fees and expenses		•
Miscellaneous		•

Total	$	•

We and our selling shareholders have agreed, jointly and severally, to indemnify the several underwriters against certain liabilities under the Securities Act or to contribute to payments the underwriters are required to make in respect of those liabilities.

The underwriters do not expect sales to discretionary accounts to exceed •% of the total number of ADSs offered.

The underwriters and their affiliates from time to time perform or may perform banking, investment banking and other financial services for us and our affiliates for which the underwriters may receive customary advisory or transaction fees, as applicable, plus out-of-pocket expenses.

LIMITATIONS PRIOR TO REGISTRATION OF PLACEMENT REPORT AND CONSEQUENCES OF NON-REGISTRATION

You will not be permitted to withdraw from the depositary, or otherwise receive, or instruct the depositary to exercise voting rights with respect to, the shares underlying the ADSs purchased in this offering until the Russian Federal Service for the Financial Markets has registered the placement report submitted in connection with the shares being issued and sold by us. Such limitation on withdrawal and voting of the underlying shares will not affect trading in the ADSs representing the shares.

Pending the registration of the placement report, the proceeds of this offering will be deposited in (1) U.S. dollar-denominated bank accounts with a foreign bank, in the case of the proceeds of the offering of shares and ADSs by our selling shareholders, and (2) ruble-denominated bank accounts with a Russian subsidiary of a Western bank, in the case of the proceeds of the offering of shares and ADSs by us, acting as escrow agents under escrow and escrow-type agreements among us, or the selling shareholders, as the case may be, the underwriters and the respective escrow agent. In the event that the Russian Federal Service for the Financial Markets denies registration of the placement report, or does not register the placement report by the termination date, which is 60 days after the closing date, or such other date to which we, our selling shareholders and the underwriters agree:

•	we will be required to issue a press release and to notify the depositary, the escrow agents, the underwriters and the New York Stock Exchange by the close of business on the termination date of the termination of this offering; and
•	pursuant to the terms of the escrow agreements and the underwriting agreement, all funds received in respect of the ADSs in the escrow-type and escrow accounts, together with interest, if any, accrued thereon for the period from the closing date to the termination date, and any additional amounts necessary so that the funds being released would be equal (after conversion of all ruble funds into U.S. dollars) to the original U.S. dollar proceeds of the offering will be released to the depositary.

See “Risk Factors—Risks Related to Our ADSs and the Trading Market—The holder of an ADS cannot withdraw the shares underlying the ADS prior to the registration of a placement report for these shares,

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and the failure of a placement report for these shares, and the failure to register this placement report, could result in the offering being held invalid.”

In this instance, the depositary will promptly distribute in U.S. dollars through DTC to the holders of the ADSs as of the termination date the funds it has received from the escrow and escrow-type accounts. The amount to be returned in the unlikely event that the registration of the placement report does not occur will be paid to the holders of the ADSs as of the time of such termination regardless of prior trading and the then-prevailing market price for the ADSs. Any attempt to claim damages from us or the selling shareholders for the difference between the public offering price together with interest accrued, if any, and the then-prevailing market prices for the ADSs would be subject to significant difficulties. See “Limitation on Enforcement of Civil Liabilities” for more information. The return of funds may be delayed due to Russian currency control regulations and may be prevented if there is a change in such regulations.

The holders of the ADSs are entitled, as third-party beneficiaries to the underwriting agreement, to bring actions against us to enforce our obligation in the underwriting agreement to return to the depositary all funds received with respect to the ADSs (for refund to holders of ADSs) in the event the placement report with respect to the shares is not registered with the Federal Service for the Financial Markets within 60 days after the closing date (or such later date as we and the selling shareholders agree with the underwriters).

STABILIZATION

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. In addition, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option.

The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

As an additional means of facilitating the offering, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

TRADING MARKET AND LOCK-UP

Our shares are listed for trading on RTS under the symbol “SGML,” and we have applied for the ADSs to be listed on the NYSE under the symbol “MTL.”

Underwriting

Prior to the offering, there has been a very limited public market for our shares in Russia, and there has been no public market for the ADSs. A liquid trading market for our shares or ADSs may not develop, and if one does develop, it may not be sustainable. The prices at which the shares and ADSs will sell in the public markets after the offering may be lower than the price at which our ADSs are sold by the underwriters in the offering. The initial public offering price will be determined by agreement among us, our selling shareholders and UBS. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Although our common shares are traded on RTS, the existing RTS share price will not necessarily be related to the initial public offering price per ADS.

We and our selling shareholders have agreed, subject to certain exceptions, not to (1) issue, transfer or dispose of, directly or indirectly, any shares in us or any ADSs representing such shares or any options to purchase, or securities convertible into or exercisable or exchangeable for, shares in us or any ADSs representing such shares, or (2) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares or ADSs, options or other securities, whether any such transaction described in this paragraph is to be settled by delivery of shares in us, ADSs representing such shares or other securities or in cash or otherwise, in each case for a period of 180 days after the date of this prospectus, without the prior written consent of UBS. Our selling shareholders have further agreed to procure that their affiliates abide by these restrictions.

SELLING RESTRICTIONS

No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of our shares or ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our shares or ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with our shares or ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained in this prospectus is correct as of a date after its date.

United States

ADSs offered and sold in the United States will be offered and sold either through U.S. broker-dealer affiliates of the underwriters, or through underwriters who are themselves U.S. broker-dealers, pursuant to a registration statement. The underwriters may offer and sell ADSs outside the United States in transactions that are not subject to the registration requirements of the Securities Act pursuant to Regulation S thereunder.

Underwriting

Russian Federation

The underwriters will represent and agree that they have not offered or sold or otherwise transferred and will not offer or sell or otherwise transfer as part of the initial distribution or at any time thereafter any ADSs representing our shares to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless to the extent otherwise permitted by Russian law or regulations. The ADSs representing our shares may not be sold or offered to or for the benefit of any person (including legal entities) that are resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation except in compliance with Russian law.

Canada

Each underwriter will represent and agree that the ADSs will only be offered or sold, directly or indirectly, in Canada only in the Canadian provinces of British Columbia, Ontario and Québec and in compliance with applicable Canadian securities laws and, accordingly, any sales of ADSs will be made (1) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (2) pursuant to an exemption from the prospectus requirements of such laws.

The Netherlands

The shares or ADSs may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational organizations and other comparable entities, including, among others, treasuries and finance companies of large companies or enterprises, that do trade or invest in securities in the conduct of their profession or trade for their own account. Individuals or legal entities that do not trade or invest in securities in the conduct of their profession or trade may not acquire the shares.

Japan

The underwriters will represent and agree that the shares or ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and, accordingly, the underwriters have undertaken that they will not offer or sell any shares or ADSs, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except under circumstances that will result in compliance with all applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purpose of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

INFORMATION FOR CANADIAN INVESTORS

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The offering is being made in the provinces of British Columbia, Ontario and Québec (the “Private Placement Provinces”) by way of a private placement of ADSs. The offering in the Private Placement Provinces is being made pursuant to this document through the underwriters named in this document or

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through their selling agents who are permitted under applicable law to distribute such securities in Canada.

Representations and agreements by purchasers

Confirmations of the acceptance of offers to purchase any ADSs will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of ADSs in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of ADSs will, by the purchaser’s receipt thereof, be deemed to have represented to us, the selling shareholders and the dealer from which such purchase confirmation is received, that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (1) is entitled under applicable provincial securities laws to purchase such ADSs without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (2) is basing its investment decision solely on this document and not on any other information concerning us or the offering, (3) has reviewed the terms referred to below under the heading “Canadian Resale Restrictions” and (4) is in compliance with the following:

•	where the purchaser is purchasing in British Columbia, such purchaser is purchasing ADSs with the benefit of the prospectus exemption and dealer registration exemption provided by Section 5.1 of Multilateral Instrument 45-103 (“MI 45-103”) (that is, such purchaser is purchasing as principal and is an “accredited investor” within the meaning of Section 1.1 of MI 45-103);
•	where the purchaser is purchasing in Ontario, such purchaser is either a “designated institution” within the meaning of Section 204 of the Regulation to the Securities Act (Ontario) purchasing from a person or company registered as an “international dealer” under the Securities Act (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the ADSs with the benefit of the prospectus exemption provided by Section 2.3 of Ontario Securities Commission Rule 45-501 (“Rule 45-501”) (that is, such purchaser is purchasing the ADSs as a principal and is an “accredited investor” within the meaning of Section 1.1 of Rule 45-501);
•	where the purchaser is purchasing in Québec, such purchaser is a “sophisticated purchaser” within the meaning of Section 44 of the Securities Act (Québec) purchasing the ADSs as principal, or is a “sophisticated purchaser” within the meaning of Section 45 of the Securities Act (Québec) purchasing for the portfolio of a person managed solely by it or is purchasing as principal ADSs with an aggregate acquisition cost to such purchaser of at least Cdn$150,000 from a registered dealer with an unrestricted practice;
•	if the purchaser is a company, the purchaser was not established solely for the purpose of acquiring ADSs in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;
•	such purchaser is either purchasing ADSs as principal for its own account, or is deemed to be purchasing ADSs as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident, by virtue of being either (1) a designated trust company; (2) a designated insurance company; (3) a portfolio manager; or (4) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial purchasers;
•	such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;
•	such purchaser acknowledges and agrees that the offer and sale of ADSs was made exclusively through this document and was not made through an advertisement of the ADSs in any printed

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media of general and regular paid circulation, radio or television or any other form of advertising; and
•	acknowledges that the ADSs are being distributed in Canada on a private placement basis only and that any resale of ADSs must be in accordance with the requirements of applicable securities laws, which will vary depending on the relevant jurisdictions.

Language of document

Each purchaser of ADSs in Canada that receives a purchase confirmation hereby agrees that it is such purchaser’s express wish that all documents evidencing or relating in any way to the sale of such ADSs be drafted in the English language only. Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l’égard de son acquisition reconnaît que c’est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.

Canadian resale restrictions

The distribution of the ADSs in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the ADSs must be made (1) through an appropriately registered dealer or in accordance with an exemption from the registration requirements of applicable provincial securities laws and (2) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of ADSs are advised to seek legal advice prior to any resale of ADSs.

Statutory rights of action (Ontario purchasers)

Section 4.2 of Rule 45-501 provides that when an offering memorandum, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the “accredited investor” prospectus exemption in Section 2.3 of Rule 45-501, the right of action referred to in Section 130.1 of the Securities Act (Ontario) (“Section 130.1”) is applicable. Section 130.1 provides purchasers who purchase securities offered by an offering memorandum with a statutory right of action against the issuer of securities and any selling security holder for rescission or damages in the event that the offering memorandum and any amendment to it contains a “misrepresentation.” “Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Where this document, together with any amendment to it, is delivered to a prospective purchaser of ADSs in connection with a trade made in reliance on Section 2.3 of Rule 45-501, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the ADSs, the purchaser will have a statutory right of action against us and the selling shareholders for damages or, while still the owner of ADSs, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (1) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (2) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the ADSs with knowledge of the misrepresentation.

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In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon.

Subject to the paragraph below, all or any one or more of us and any selling shareholders are jointly and severally liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, we shall not be liable where we are not receiving any proceeds from the distribution of the ADSs being distributed and the misrepresentation was not based on information provided by us, unless the misrepresentation,

•	was based on information that was previously publicly disclosed by us;
•	was a misrepresentation at the time of its previous public disclosure; and
•	was not subsequently publicly corrected or superseded by us prior to the completion of the distribution of the ADSs.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the ADSs were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the Securities Act (Ontario) and the regulations and rules made under it, and prospective investors should refer to the complete text of those provisions.

Enforcement of legal rights

All of our directors and officers (or their equivalents), the selling shareholders as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon us, the selling shareholders or such persons. All or a substantial portion of our assets, the assets of the selling shareholders and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us, the selling shareholders or such persons in Canada or to enforce a judgment obtained in Canadian courts against us, the selling shareholders or such persons outside of Canada.

Canadian tax considerations and eligibility for investment

This prospectus does not address the Canadian tax consequences of ownership of the ADSs. Prospective purchasers of ADSs should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the ADSs for investment by purchasers under relevant Canadian legislation.

NYSE REQUIREMENTS

UBS Limited has informed the NYSE that they intend to sell the ADSs in a manner so that the following NYSE requirements are met:

•	the number of U.S. holders of 100 or more ADSs is 2,000 or more (including beneficial holders of ADSs held in the name of the New York Stock Exchange members);
•	the number of publicly-held ADSs in the United States is 1.1 million or more; and
•	the aggregate market value of publicly-held ADSs in the United States is $60 million or more.

Limitation on enforcement of civil liabilities

Mechel Steel Group is incorporated under the laws of the Russian Federation. All of our directors and executive officers and all or a substantial portion of their and our assets are located outside the United States, principally in Russia. As a result, you may not be able to effect service of process within the United States upon us or our directors and executive officers or to enforce in U.S. courts judgments obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in the Russian Federation only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered and a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed and no such treaty exists between the United States and the Russian Federation for the reciprocal enforcement of foreign court judgments.

The deposit agreement with the depositary, Deutsche Bank Trust Company Americas, the registered holders of ADRs and the owners of a beneficial interest in book-entry ADRs, is governed by the laws of the State of New York and provides for actions brought by any party to the deposit agreement to be settled by arbitration in New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Any action under U.S. federal securities laws or the rules or regulations promulgated may, but need not be, submitted to arbitration by any party to the deposit agreement. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders and corruption. See “Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System.”

We have appointed C T Corporation System as our agent for service of process in any action with respect to the ADSs and for actions under U.S. federal or state securities laws brought in any U.S. federal or state court located in the City of New York, Borough of Manhattan. We will submit to such jurisdiction; however, such appointment may not be respected by a Russian court.

Experts

The consolidated financial statements of Mechel Steel Group at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as well as the consolidated financial statements of Chelyabinsk Metallurgical Plant at December 31, 2001, and for the year then ended, consolidated financial statements of Beloretsk Metallurgical Plant at June 14, 2002, and for the period then ended, consolidated financial statements of Korshunov Mining Plant at October 16, 2003, and December 31, 2002, and for the period and year then ended, and consolidated financial statements of Izhstal at December 31, 2003, and for the year then ended, appearing in this prospectus and the registration statement have been audited by Ernst & Young (CIS) Limited, Sadovnicheskaya Nab. 77, building 1, Moscow 115035, Russian Federation, independent registered public accounting firm, as set forth in their reports thereon (which contain a qualification with respect to accounting for property, plant and equipment as described in Note 3(g) to the consolidated financial statements of Mechel Steel Group, Note 2(g) to the consolidated financial statements of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Izhstal and Note 2(f) to the consolidated financial statements of Korshunov Mining Plant) appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Ernst & Young (CIS) Limited, a member of Ernst & Young Global, is not a member of any professional bodies.

The information included in this prospectus regarding the mineral reserves is based on estimates reviewed and supported by Pincock, Allen & Holt, 274 Union Boulevard, Suite 200, Lakewood, Colorado 80228-1835, an international engineering firm, a division of Hart Crowser, in reliance upon the authority of such firm as experts in geology, mine planning, metallurgy, mineral evaluation and mineral reserve estimation and the consent of such firm to its inclusion.

The valuation of property, plant and equipment at the acquisition dates for purposes of our consolidated financial statements and the opening balances of property, plant and equipment for purposes of the consolidated financial statements of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Korshunov Mining Plant and Izhstal, each of which are included elsewhere in this prospectus, are based on appraisal values provided by American Appraisal (AAR), Inc., 1st Khvostov Per., 11a, Moscow 109180, Russian Federation, an internationally recognized appraisal company, in reliance upon the authority of such firm as experts in property appraisals.

Legal matters

The validity of the ADSs offered hereby and certain U.S. tax matters will be passed upon for us by Latham & Watkins LLP, New York, New York. The validity of the shares underlying the ADSs offered hereby will be passed upon for us by Liniya Prava, Moscow, Russia. Certain legal matters with respect to the offering will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton.

Where you can find more information

We have filed with the SEC a registration statement on Form F-1 with respect to the common shares represented by the ADSs being offered by this prospectus. This prospectus is a part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules. A related registration statement on Form F-6 has also been filed to register our ADSs. For further information about us, the common shares and the ADSs offered by this prospectus, please refer to these registration statements. In addition, wherever we refer to a contract or other document of ours in this prospectus, the reference is not necessarily complete and you should refer to the exhibits and schedules that are a part of these registration statements for a copy of the contract or other document. You may read and copy these registration statements, exhibits and schedules at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.

After the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room or access them through its website. You can also inspect some of our reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934, as amended.

Industry and market data

We have derived substantially all of the information contained in this prospectus concerning our industry and competitors from publicly available information (including through subscription), and we have relied on the accuracy of this information without independent verification. In particular, we have cited in this prospectus Rosinformugol, Chermet, MetalTorg.ru, Metall-Expert, Rudprom and Siderom, which are independent sources for information about the Russian and Romanian steel and mining industries. We have also cited International Iron and Steel Institute for global raw steel production data.

In addition, some of the information contained in this document has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments are substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this prospectus must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, for example, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged with manipulating economic data to hide the actual output of various companies.

Glossary

Billet: A semi-finished steel form that is used for steel long products such as bars, channels or other structural shapes. A billet is different from a slab because of its outer dimensions; billets are normally five to 18 centimeters square, while slabs are 75-225 centimeters wide and 18-25 centimeters thick. Both shapes are generally continuously cast, but they may differ greatly in their chemistry.

Blast furnace: A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore. Its name comes from the “blast” of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

Bloom: A semi-finished steel form whose rectangular cross-section is more than eight inches. This large cast steel shape is broken down in the mill to produce rails, I-beams, H-beams and sheet piling. Blooms are also part of the high-quality bar manufacturing process.

BOF: A basic oxygen furnace, which is a pear-shaped furnace, lined with refractory bricks that refines molten iron from the blast furnace and scrap into steel.

Carbon steel: A type of steel generally having no specified minimum quantity of any alloying element and containing only an incidental amount of any element other than carbon, silicon, manganese, copper, sulphur and phosphorus.

Cladding: The method of applying a stainless steel coating to carbon steel or lower-alloy steel (i.e., steel with alloying element content below 5%). Cladding increases corrosion resistance at a lower initial cost than the exclusive use of stainless steel.

Coating: The process of covering steel with another material (tin, chrome, zinc), primarily for corrosion resistance.

Coils: Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

Coke: The basic fuel consumed in blast furnaces in the smelting of iron. Coke is a processed form of coal. About 450 kilograms of coke are needed to process a tonne of hot metal, an amount which constitutes more than 50% of an integrated steel mill’s total energy use. Coke is used because metallurgical coal burns sporadically and reduces into a sticky mass. Processed coke, however, burns steadily inside and out, and is not crushed by the weight of the iron ore in the blast furnace. It is produced inside the narrow confines of a coke oven, in which coal is heated without oxygen for 18 hours to drive off gases and impurities.

Coking coal: Bituminous coal used in the production of steel in basic oxygen furnaces, generally low in sulphur and phosphorous.

Cold rolling: Changes in the structure and shape of steel achieved through rolling the steel at a low temperature (often room temperature). It is used to create a permanent increase in the hardness and strength of the steel. It is effected by the application of forces to the steel which causes change in the composition, enhancing certain properties. In order for these improvements to be sustained, the temperature must be below a certain range because the structural changes in the steel are eliminated by higher temperatures.

Continuous casting: A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets, blooms or slabs. Continuous casting avoids the need for large mills for rolling ingots into slabs. Continuous cast slabs also solidify in a few minutes, versus several hours for an ingot. Because of this, the chemical composition and mechanical properties are more uniform.

Glossary

EAF: An electric arc furnace, which is a steel-making furnace where scrap is generally 100% of the charge. Heat is supplied from electricity that arcs from the graphite electrodes to the metal bath.

Ferro nickel: An alloy of iron and nickel used in making steel containing nickel.

Filter cake: The solid material extracted from a suspension through a filtration process.

Flat-rolled steel/Flat products: Category of steel that includes sheet, strip and tin plate, among others.

Galvanized steel: Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, fencing wire, etc. Sheet steel normally must be cold-rolled prior to galvanizing. Galvanized steel is subdivided into hot-dipped galvanized and electrogalvanized steel. Electrogalvanizing equipment is more expensive to build and operate than hot-dipping equipment, but it gives the steel maker more precise control over the weight of the zinc coating.

Heavy plate: Steel sheet with a width of up to 5 meters and a thickness of at least five millimeters. It is mainly used for construction, heavy machinery, shipbuilding or large diameter pipes.

Hot metal: The name for the melted iron produced in a blast furnace, containing a large quantity of carbon (above 1.5%). Solidified hot metal is called “pig iron.”

Hot mill: The rolling mill that reduces a hot slab into a coil of specified thickness; the whole processing is done at a relatively high temperature (when the steel is still red).

Hot rolled: Product that is sold in its “as-produced” state off the hot mill with no further reduction or processing steps, aside from being pickled and oiled (if specified).

Iron ore: Mineral containing enough iron to be a commercially viable source of the element for use in steel making.

Iron ore concentrate: Iron ore containing the valuable minerals of an ore from which most of the waste material has been removed by undergoing treatment.

Lateritic: A soil horizon produced by intense leaching of bedrock, generally under tropical conditions, to leave an iron and aluminum rich residue.

Long products: Classification of steel products that includes bars, rods and structural products that are “long” rather than “flat.”

Magnetite ore: Mineral containing enough magnetite to be used commercially.

Magnetic separator: A device used in a process when magnetically susceptible mineral is separated from gangue minerals by applying a strong magnetic field.

Non-reserve mineral deposits: A mineral deposit that is a coal, iron, nickel or limestone bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points. However, this coal, iron, nickel or limestone deposit does not qualify as a commercially viable coal, iron, nickel or limestone reserve as prescribed by SEC standards until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. In particular, our non-reserve mineral deposits meet the SEC’s economic feasibility standard but does not qualify as mineral reserves because the deposit is either contained within the license boundary but is scheduled to be extracted beyond the license period or is adjacent but not contained within the license boundary. In both such cases, we expect to be able to obtain the legal right to extract such deposit in the future, but we have a limited history of license renewals and the Russian legal system provides regulatory authorities with discretion in matters of license renewal. See “Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the

Glossary

terms of our licenses and permits” and “Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our ADSs.”

Open-pit mining: A surface mining operation in which blocks of earth are dug from the surface to extract the ore contained in them.

Overburden: Worthless or low-grade surface material covering a body of useful mineralization.

Pig iron: See “Hot metal.”

Pipes: A tube used to transport fluids or gases. Pipe and tube are often used interchangeably, with a given label applied primarily as a matter of historical use.

Probable reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Profiles: See “Sections.”

Proven reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pulverized coal (PCI): Finely ground/crushed coal.

Raw Steel: Steel in primary form of hot molten metal.

Rebar or Reinforcement bar: A commodity-grade steel used to strengthen concrete in highway and building construction.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rolled steel (products): Steel produced to a desired thickness by being passed through a set of rollers.

Scrap (Ferrous): Ferrous (iron-containing) material that generally is remelted and recast into new steel in electric arc furnaces. Integrated steel mills also use scrap for up to 25% of their basic oxygen furnace charge. Scrap includes waste steel generated from within the steel mill, through edge trimming and rejects, as well as excess steel trimmed by auto and appliance stampers, which is auctioned to scrap buyers as factory bundles.

Seamless pipes: Tubes made from a solid billet or bloom, which is heated, then rotated under extreme pressure. This rotational pressure creates an opening in the center of the billet, which is then shaped by a mandrel to form a tube.

Sections: Blooms or billets that are hot-rolled in a rolling mill to form, among other shapes, “L” “U” “T” or “I” shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries. These are also known as “profiles.”

Semi-finished steel: Steel shapes—for example, blooms, billets or slabs—that later are rolled into finished products such as beams, bars or sheet.

Glossary

Sheet steel: Thin, flat-rolled steel created in a hot-strip mill by rolling a cast slab flat while maintaining the side dimensions. The malleable steel lengthens to several thousand feet as it is squeezed by the rolling mill. The most common differences among steel bars, strip, plate and sheet are merely their physical dimensions of width and gauge (thickness).

Sintering: A process that combines iron-bearing particles into small chunks. Previously, these materials were too fine to withstand the air currents of the smelting process and were thrown away. The iron is now conserved because the chunks can be charged into the blast furnace.

Slab: The most common type of semi-finished steel. Traditional slabs measure 18-25 centimeters thick, 75-225 centimeters wide and are usually about 6-12 meters long, while the output of the recently developed “thin slab” casters is approximately five centimeters thick. After casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Specialty steel: Soft-alloy steel produced by the addition of various metals (e.g., manganese) in small quantities during the steel making process to improve mechanical properties such as strength and resistance to stress. Specialty steels are intermediary products between standard steel grades and stainless steel alloys (with a high content of nickel and chrome). Specialty steel products are typically used as long products (e.g., specialty bar quality, bearing steel, tool steel and speed steel).

Steam coal: Coal suitable for use under steam boilers.

Strip: Thin, flat steel that resembles hot-rolled sheet, but it is normally narrower (up to 30 centimeters wide) and produced to more closely controlled thicknesses. Strip also may be cut from steel sheet by a slitting machine (see Sheet steel).

Tailings: Material rejected from a mine after the valuable minerals have been recovered.

Tubes: See “Pipes.”

Underground mining: Mining for extracting the ore below the surface.

Welded pipes: Rolled plates welded into tubes of various shapes, gauges and diameters from different types of material.

Wire rod: Round, thin, semi-finished steel length that is rolled from a billet and coiled for further processing. Wire rod is commonly drawn into wire products or used to make bolts and nails. Wire rod trains (rolling facilities) can run as fast as 6,000 meters per minute.

Mechel Steel Group OAO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors

Mechel Steel Group OAO

We have audited the accompanying consolidated balance sheets of Mechel Steel Group OAO, an open joint stock company (hereinafter referred to as the “Group”), as of December 31, 2003, and 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ending December 31, 2003. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 3(g) to the consolidated financial statements, the value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2003, and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ending December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3(x) to the financial statements, effective January 1, 2003, the Group adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. As discussed in Note 2(n) to the financial statements, effective January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

/s/ Ernst & Young (CIS) Limited

June 30, 2004

Moscow, Russia

Mechel Steel Group OAO

CONSOLIDATED BALANCE SHEETS

			December 31,
(in thousands of U.S. dollars, except share amounts)	Notes		2003	2002
ASSETS
Cash and cash equivalents	4		$19,303	$5,668
Accounts receivable, net of allowance for doubtful accounts of $23,312 in 2003, and $21,942 in 2002	5		90,930	71,870
Due from related parties	9		28,530	49,124
Inventories	6		361,823	202,157
Deferred cost of inventory in transit	3	(n)	29,554	22,638
Current assets of discontinued operations	2	(m)	—	15,564
Deferred income taxes	15		10,558	9,643
Prepayments and other current assets	7		171,443	130,485

Total current assets			712,141	507,149

Long-term investments in related parties	8		52,943	89,463
Other long-term investments	8		15,069	9,914
Due from related parties	9		—	1,258
Non-current assets of discontinued operations	2	(m)	—	1,194
Property, plant and equipment, net	10		883,636	686,044
Mineral licenses, net	11		160,106	81,014
Deferred income taxes	15		5,212	8,013
Goodwill	2	(n)	5,402	3,329

Total assets			$1,834,509	$1,387,378

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current maturities of long-term debt	12		$342,093	$299,034
Accounts payable and accrued expenses:
Advances received			74,420	56,563
Accrued expenses and other current liabilities			63,444	31,148
Taxes and social charges payable	13		149,889	100,581
Trade payable to vendors of goods and services			144,579	113,900
Due to related parties	9		13,887	7,816
Asset retirement obligation	3	(x)	1,995	—
Current liabilities of discontinued operations	2	(m)	—	15,419
Deferred income taxes	15		16,883	—
Deferred revenue	3	(n)	52,915	32,051

Total current liabilities			860,105	656,512

Restructured taxes and social charges payable, net of current portion	13		96,879	110,773
Long-term debt, net of current portion	12		122,311	36,496
Asset retirement obligations, net of current portion	3	(x)	11,942	—
Due to related parties	9		—	1,643
Deferred income taxes	15		108,684	123,011
Other long term liabilities			1,418	—

Commitments and contingencies	19		—	—

Minority interests	2	(o)	184,344	180,892

SHAREHOLDERS’ EQUITY	14
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 382,969,086 shares issued and 366,178,815 shares outstanding)			121,935	121,935
Treasury shares, at cost			(5,346)	(5,346)
Additional paid-in capital			92,659	86,031
Accumulated other comprehensive income			46,921	—
Retained earnings			192,657	75,431

Total shareholders’ equity			448,826	278,051

Total liabilities and shareholders’ equity			$1,834,509	$1,387,378

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
(in thousands of U.S. dollars, except share and per share amounts)	Notes	2003	2002	2001
Revenue, net (including related party amounts of $211,943, $134,965 and $126,742, during 2003, 2002 and 2001, respectively)	18	$2,050,088	$1,314,149	$1,019,726
Cost of goods sold (including related party amounts of $212,492, $133,326 and $123,042, during 2003, 2002 and 2001, respectively)		(1,440,053)	(947,527)	(721,089)

Gross margin		610,035	366,622	298,637

Selling, distribution and operating expenses:
Selling and distribution expenses		(214,519)	(168,106)	(160,628)
Taxes other than income tax	16	(44,717)	(30,372)	(6,733)
Accretion expense	3(x)	(2,433)	—	—
Goodwill impairment	2(n)	—	(7,219)	—
Provision for doubtful accounts	5	(10,011)	(3,622)	(3,784)
General, administrative and other operating expenses	17	(145,579)	(68,159)	(22,708)

Total selling, distribution and operating expenses		(417,259)	(277,478)	(193,853)

Operating income		192,776	89,144	104,784

Other income and (expense):
Income (loss) from equity investments	8	1,221	(2,675)	146
Interest income		2,292	4,477	453
Interest expense		(48,528)	(36,773)	(14,526)
Other income, net		26,719	7,794	—
Foreign exchange gain (loss)		(1,722)	9,094	1,749

Total other income and (expense), net		(20,018)	(18,083)	(12,178)

Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principles		172,758	71,061	92,606

Income tax expense	15	(47,759)	(2,653)	(30,184)
Minority interest in loss (income) of subsidiaries	2(o)	18,979	10,433	(15,521)

Income from continuing operations		143,978	78,841	46,901
Loss from discontinued operations, net of tax	2(m)	(2,422)	(1,835)	(735)
Extraordinary gain, net of tax	2(n)	5,740	1,388	1,252

Income before cumulative effect of changes in accounting principles		147,296	78,394	47,418
Change in accounting principle, net of tax	3(x)	(3,788)	10,859	—

Net income		$143,508	$89,253	$47,418

Currency translation adjustment		46,921	—	—

Comprehensive income		$190,429	$89,253	$47,418

Basic and diluted earnings per share:	14
Earnings per share from continuing operations		$0.39	$0.24	$0.21
Income (loss) per share effect of discontinued operations		(0.01)	(0.01)	(0.01)
Earnings per share effect of extraordinary gain		0.02	0.01	0.01
Earnings per share effect of a change in accounting principle		(0.01)	0.03	—

Net income per share		$0.39	$0.27	$0.21

Weighted average number of shares outstanding		366,178,815	333,243,450	225,271,391

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of U.S. dollars)	2003	2002	2001
Cash Flows from Operating Activities
Net income	$143,508	$89,253	$47,418
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83,980	65,752	6,439
Depletion and amortization	17,709	13,021	6,940
Negative goodwill amortization	—	—	(572)
Foreign exchange gain	1,722	(9,094)	(1,749)
Deferred income taxes	(6,905)	(26,055)	4,167
Provision for doubtful accounts	10,011	3,622	3,784
Inventory write down	4,624	523	585
Accretion expense	2,433	—	—
Impairment of goodwill	—	7,219	—
Minority interest	(18,979)	(10,433)	15,521
Effect of change in accounting principle	3,788	(10,859)	—
Loss (income) from equity investments	(1,221)	2,675	(146)
Non-cash interest on long-term tax liabilities	13,301	4,854	51
(Gain) loss on sale of property, plant and equipment	4,111	(968)	(899)
(Gain) loss on sale of short-term investments	(2,417)	566	(1,655)
Loss on sale of discontinued operations	1,236	—	—
Gain on accounts payable with expired legal term	—	(4,036)	(58)
Gain on forgiveness of fines and penalties	(10,988)	(3,758)	—
Stock based compensation expense	2,200	—	—
Amortization of capitalized costs on bonds issue	835	—	—
Extraordinary gain	(5,740)	(1,388)	(1,252)

Changes in operating assets and liabilities, net of effects from acquisition of new subsidiaries:
Accounts receivable	(9,489)	(401)	(65,204)
Inventories	(110,647)	6,815	(10,308)
Trade payable to vendors of goods and services	(8,871)	(19,012)	(17,335)
Advances received	13,321	13,216	22,254
Accrued taxes and other liabilities	20,646	(27,996)	33,176
Settlements with related parties	(12,815)	(2,820)	(6,428)
Current assets and liabilities of discontinued operations	(852)	219	995
Deferred revenue and cost of inventory in transit, net	13,949	6,907	2,744
Other current assets	(28,984)	(16,753)	(3,717)

Net cash provided by operating activities	119,466	81,069	34,751

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(20,919)	(4,461)	(44,854)
Acquisition of minority interest in subsidiaries	(3,217)	(1,112)	(2,915)
Investment in Korshunov Mining Plant	(82,793)	(15,533)	—
Investments in other non-marketable securities	(29,085)	(9,330)	(2,448)
Investments in equity affiliates	—	—	(8,193)
Proceeds from disposal of discontinued operations	5,162	—	—
Proceeds from disposal of non-marketable equity securities	33,577	1,808	801
Proceeds from disposals of property, plant and equipment	3,813	2,980	2,565
Purchases of property, plant and equipment	(116,439)	(60,985)	(38,024)

Net cash used in investing activities	$(209,901)	$(86,633)	$(93,068)

continued on next page

Mechel Steel Group OAO

CONSOLIDATED STATEMENTS OF CASH FLOWS — (continued)

	Year ended December 31,
(in thousands of U.S. dollars, except share amounts)	2003	2002	2001
continued from previous page

Cash Flows from Financing Activities
Proceeds from short-term borrowings	$781,525	$394,388	$71,242
Repayment of short-term borrowings	(747,815)	(366,675)	(875)
Dividends paid	(26,282)	(13,425)	(8,788)
Proceeds from shares issued in subsidiary	—	—	121
Proceeds from long-term debt	112,736	40,916	9,778
Loans and notes (issued) received to/from related parties	6,397	(18,373)	(4,017)
Repayment of long-term debt	(23,482)	(33,409)	(1,760)

Net cash provided by financing activities	103,079	3,422	65,701
Effect of exchange rate changes on cash and cash equivalents	991	(283)	(230)

Net increase/(decrease) in cash and cash equivalents	13,635	(2,425)	7,154
Cash and cash equivalents at beginning of year	5,668	8,093	939

Cash and cash equivalents at end of year	$19,303	$5,668	$8,093

Supplementary cash flow information:
Interest paid, net of capitalized	$(31,275)	$(27,183)	$(26,014)
Income taxes paid	$(53,884)	$(8,781)	$(12,923)

Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by SKCC (Note 14)	$4,428	$—	$—
Assumption of debt at business combination (Note 2(i))	$2,673	$—	$—
Net assets of subsidiaries contributed by shareholders (Note 14)	$—	$24,096	$105,477
Treasury shares issued to subsidiary (Note 14)	$—	$(16,995)	$(2,767)

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)	Common shares		Treasury shares		Additional paid-in- capital	Accumulated other comprehensive income	Retained earnings / (accumulated deficit)	Total
	Shares	Amount	Shares	Amount
Balances as of January 1, 2001	224,106,594	$71,354	—	$—	$21,455	$—	$(39,027)	$53,782
Contributions by Controlling Shareholders (Note 14)	107,281,213	34,158	—	—	71,319	—	—	105,477
Treasury shares issued to subsidiary (Note 14)	—		(993,513)	(316)	(2,451)	—	—	(2,767)
Net income	—	—	—	—	—	—	47,418	47,418
Dividends	—	—	—	—	—	—	(8,788)	(8,788)

Balances as of December 31, 2001	331,387,807	$105,512	(993,513)	$(316)	$90,323	$—	$(397)	$195,122

Contributions by Controlling Shareholders (Note 14)	51,581,279	16,423	—	—	7,673	—	—	24,096
Treasury shares issued to subsidiary (Note 14)	—	—	(15,796,758)	(5,030)	(11,965)	—	—	(16,995)
Net income	—	—	—	—	—	—	89,253	89,253
Dividends	—	—	—	—	—	—	(13,425)	(13,425)

Balances as of December 31, 2002	382,969,086	$121,935	(16,790,271)	$(5,346)	$86,031	$—	$75,431	$278,051

Net income	—	—	—	—	—	—	143,508	143,508
Dividends	—	—	—	—	—	—	(26,282)	(26,282)
Cumulative translation adjustment on opening balanses	—	—	—	—	—	15,992	—	15,992
Cumulative translation adjustment for 2003	—	—	—	—	—	30,929		30,929
Stock based compensation	—	—	—	—	2,200	—	—	2,200
Issuance of subsidiary stock	—	—	—	—	4,428	—	—	4,428

Balances as of December 31, 2003	382,969,086	$121,935	(16,790,271)	$(5,346)	$92,659	$46,921	$192,657	$448,826

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003 and, 2002, and for each of the three years in the period ended December 31, 2003

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.    GENERAL INFORMATION AND BUSINESS

(a)    Formation

Mechel Steel Group OAO (“Mechel”) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). The Controlling Shareholders, directly or through their affiliates, either acquired existing companies (see Note 2, “Acquisitions”) or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

				Interest in voting stock held by the Group at December 31,
Name of subsidiary	Registered in	Core business	Date control acquired (*)	2003	2002	2001
Mechel Trading AG (MT)	Switzerland	Holding and trading	Jul 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	75.0%	75.0%	75.0%
Mechel Trading House (MTH)	Russia	Holding and trading	Jun 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC), including its most significant subsidiaries:	Russia	Holding and trading	Jan 21, 1999	96.0%	99.9%	99.9%
Sibirginsk Open Pit Mine (SOPM)	Russia	Coal mining	Jan 21, 1999	86.3%	86.1%	86.1%
Krasnogorsk Open Pit Mine (KOPM)	Russia	Coal mining	Jan 21, 1999	77.7%	77.1%	73.5%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.2%	73.6%	60.2%
Olzherassk Open Pit Mine (OOPM)	Russia	Coal mining	Dec 28, 1999	78.9%	78.4%	78.2%
Tomusinsk Group Processing Plant (TGPP)	Russia	Coal processing	Dec 31, 2000	84.4%	81.2%	81.2%
Kuzbass Central Processing Plant (KCPP)	Russia	Coal processing	Dec 31, 2000	88.4%	87.4%	86.6%
Lenin Mine (LM)	Russia	Coal mining	Dec 29, 2001	53.5%	53.7%	53.1%
Usinsk Mine (UM)	Russia	Coal mining	Dec 29, 2001	53.6%	53.8%	50.8%
Siberian Central Processing Plant (SCPP)	Russia	Coal processing	Dec 22, 2000	89.6%	83.5%	65.0%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	82.6%	82.4%	82.4%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	79.3%	79.3%	56.0%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.4%	91.6%	—
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	Jun 14, 2002	80.5%	51.1%	33.3%
Combinatul de Oteluri Speciale Targoviste S.A. (COST)	Romania	Steel products	Aug 28, 2002	81.0%	79.7%	—
Mechel Zeljezara (MZ)	Croatia	Steel products	March 17, 2003	100.0%	—	—
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	—	—
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	70.3%	—	—
Industria Sarmei (IS)	Romania	Steel products	Jun 20, 2003	79.8%	—	—
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	—	—
Mechel Coal Resources	Kazakhstan	Coal processing	Dec 31, 2003	100.0%	—	—

(*)	Date when a control interest was acquired by either the Group or Controlling Shareholders.

Subsequent to December 31, 2003, as disclosed in Note 20, “Subsequent events”, the Group acquired additional equity interests in new subsidiaries.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)    Controlling Shareholders and Reorganization

Since 1995, the Controlling Shareholders have acted in concert pursuant to a written Ownership, Control and Voting Agreement, which requires them to vote all shares of Mechel’s subsidiaries owned by them in the same manner. The establishment of the Group in March 2003 involved the contribution of certain of the above subsidiaries, acquired before March 19, 2003, by the Controlling Shareholders to Mechel in exchange for all the outstanding capital stock of Mechel, forming a new holding company via an exchange of shares.

As a result of this restructuring, the Controlling Shareholders maintained their original equal ownership in the subsidiaries through Mechel and Mechel became a direct holder of the stock of the subsidiaries.

Shareholders in each of Mechel’s subsidiaries before the restructuring who were not Controlling Shareholders did not contribute any shares in these subsidiaries to Mechel in exchange for its shares and were considered as outside the control group and these shareholders retained a minority interest in the subsidiaries. Thus, to the extent minority interests existed in the entities under common control prior to March 19, 2003, such minority interests did not change as a result of the formation of Mechel and the reorganization of the Group.

(c)    Basis of Presentation

The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner akin to a pooling for the periods presented. The consolidated financial statements have been prepared on the basis that Mechel existed for all periods presented since its inception, and was the majority shareholder of the contributed subsidiaries in all such periods, unless a subsidiary was acquired by the Controlling Shareholders during the periods presented, in which case the consolidated financial statements reflect the results of operation of the acquired subsidiaries from the date control was acquired.

(d)    Business

The Group operates in two business segments:    steel (comprising steel and steel products) and mining (comprising coal, iron ore and nickel), and conducts operations in Russia, Kazakhstan, Lithuania and Central and Eastern Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel and mining group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvements programs. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs. A more detailed description of activity is provided within individual notes on each significant subsidiary acquisition.

2.    ACQUISITIONS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2001, and December 31, 2003.

(a)    Chelyabinsk Metallurgical Plant (CMP)

On October 3, 2000, the Group entered into an agreement to acquire 65.1% of the common shares of CMP for $110,000 in cash, including $2,521 of cash acquired. The ownership and control of the shares

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

was transferred to the Group on December 27, 2001, when all obligations in relation to the transaction were satisfied in full. Together with its holding of 17.3% of the CMP common shares purchased earlier by the Group in September 2001 for a total consideration of $23,044, at December 27, 2001, the Group held 82.4% of the common shares of CMP. Prior to December 27, 2001, the 17.3% interest in CMP was accounted at cost.

CMP is an integrated blast furnace and basic oxygen furnace (BOF)/electric arc furnace (EAF) steel mill located in the southern Urals in Russia. CMP produces coke, semi-finished steel products, carbon and specialty steel products and forgings. CMP was the Group’s first steel making plant, as its business prior to this acquisition was primarily focused on coal. Prior to its acquisition, the Group had long supplied coking coal to CMP and marketed CMP’s products. The acquisition was intended to diversify the Group’s business and to explore new opportunities in related business sectors. The Group has used and continues to use the assets of CMP in the manner in which they were previously used.

The acquisition of CMP was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $524,443 and $4,891 of the amounts that otherwise would have been assigned to property, plant and equipment and other non-current assets, respectively, in accordance with SFAS No. 141, “Business Combinations”. The results of operations of CMP are included in the consolidated financial statements from the date of acquisition of control, December 27, 2001. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

December 27, 2001
Cash and cash equivalents	2,521
Other current assets	185,981
Property, plant and equipment	395,221
Other non-current assets	2,967
Current liabilities	(209,333)
Long-term liabilities	(51,896)
Deferred income taxes	(86,957)

Fair value of net assets acquired	238,504
Minority’s share in net assets	(105,460)

Total investment	133,044

(b)    Southern Urals Nickel Plant (SUNP)

On September 7, 2001, the Group acquired 46.0% of the common shares of SUNP for $8,267 in cash. Subsequently, on December 27, 2001, the Group increased its interest in SUNP to 56.0% through an acquisition of control over CMP (see Note 2(a)), which owned 10% of SUNP common shares at that time. Between September 7, 2001 and December 27, 2001, the investment in SUNP was accounted for under the equity method of accounting. On January 30, 2002, the Group purchased an additional 23.3% of the common shares of SUNP for $1,606 in cash. SUNP is located in the southern Urals in Russia, and is engaged in nickel ore mining at two open-pit mines and the processing of nickel ore into ferro-nickel. SUNP was acquired to serve as an internal source of nickel for stainless steel production at CMP, which was acquired by the Group on the same date. Prior to its acquisition, the Group had marketed SUNP’s products. The Group has used and continues to use the assets of SUNP in the manner in which they were previously used.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The acquisition of SUNP was accounted for using the purchase method of accounting. The results of operations of SUNP are included in the consolidated financial statements from the date of acquisition of control, December 27, 2001. Total investment in SUNP at the control acquisition date was comprised of the cash paid for shares and the Group’s share in equity results of SUNP from September 27, 2001, to December 27, 2001, and was allocated to the fair values of net assets acquired at the date of acquisition of control as follows:

December 27, 2001
Cash and cash equivalents	1,142
Other current assets	39,354
Property, plant and equipment	52,020
Mining assets	12,082
Mineral licenses	19,487
Other non-current assets	320
Current liabilities	(87,162)
Long-term liabilities	(19,914)
Deferred income taxes	(15,172)

Fair value of net assets acquired	2,157
Goodwill	6,325

Total investment	8,482

At the date of acquisition, SUNP’s historical book value of its net assets was negative. Accordingly, as the Group obtained less than 100% ownership in SUNP, the minority interest in the book value of its net assets of $5,568 was added to goodwill, thereby increasing the total goodwill upon acquisition of SUNP to $6,325. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”, the Group will not amortize the goodwill recorded in connection with the acquisition of SUNP, but goodwill will be subject to an annual test for impairment.

(c)    Mezhdurechensk Coal Company, Lenin Mine and Usinsk Mine

On December 29, 2001, the Group acquired 100% of the shares of Mezhdurechensk Coal Company (MCC) for $5,105 in cash. Following the acquisition, on October 8, 2002, MCC was merged into Southern Kuzbass Coal Company. At the time of its acquisition, MCC was a holding company with no substantive operations of its own that had equity investments in various mining companies, including Lenin Mine (LM), Usinsk Mine (UM) and certain subsidiaries of SKCC (OOPM, TGPP and KCPP). The acquisition of MCC was aimed at obtaining ownership of Lenin Mine and consolidating ownership of certain subsidiaries of SKCC. The acquisition of MCC was accounted for using the purchase method of accounting. The results of operations of MCC are included in the consolidated financial statements from the date of acquisition of control, December 29, 2001.

LM is involved in underground coal mining in the Kuzbass Region in the southwestern part of Siberia. Prior to the acquisition of MCC, the Group held 26.9% of the voting shares of LM, which were acquired in December 2000 for $260 in cash and accounted for under the equity method of accounting (see Note 8(b)). Through the MCC acquisition, the Group obtained an additional 25% of the voting shares of LM, increasing its interest to 51.9%. The acquisition of LM was accounted for using the purchase method of accounting. The results of operations of LM are included in the consolidated financial statements from the date of acquisition of control, December 29, 2001.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

UM is involved in underground coal mining in the Kuzbass Region in the southwestern part of Siberia. Prior to the acquisition of MCC, the Group held 25.8% of the voting shares of UM, which were acquired in September 2000 for $26 in cash and accounted for under the equity method of accounting (see Note 8(b)). Through the MCC acquisition, the Group obtained additional 25% of the voting shares of UM, increasing its interest to 50.8%. The acquisition of UM was accounted for using the purchase method of accounting. The results of operations of UM are included in the consolidated financial statements from the date of acquisition of control, December 29, 2001.

The Group has used and continues to use the assets of MCC and LM in the manner in which they were previously used, while UM was closed in 2002 for economic reasons. Total investment in MCC, LM and UM at the control acquisition date was comprised of the cash paid for shares and the Group’s share in equity results of LM and UM from December 28, 2000, to December 29, 2001 and was allocated to the fair values of net assets acquired at the date of acquisition of control as follows:

December 29, 2001
Cash and cash equivalents	62
Other current assets	4,967
Property, plant and equipment	4,109
Mining assets	11,270
Mineral licenses	17,984
Other non-current assets	5,324
Current liabilities	(19,972)
Long-term liabilities	(16,069)
Deferred income taxes	(4,620)

Fair value of net assets acquired	3,055
Goodwill	5,694

Total investment	8,749

At the dates of acquisition, LM’s and UM’s historical book value of their net assets was negative. Accordingly, as the Group obtained less than 100% ownership in LM and UM, the minority interest in the book value of its net assets of $1,224 and $2,187, respectively, was added to goodwill, thereby increasing the total goodwill upon acquisition of UM and LM to $5,694. In accordance with SFAS No. 141 and SFAS No. 142, the Group will not amortize the goodwill recorded in connection with the acquisition of UM, but goodwill will be subject to an annual test for impairment.

(d)    Vyartsilya Metal Products Plant (VMPP)

On May 24, 2002, the Group acquired 88.1% of the voting shares of VMPP for $111 in cash. VMPP is a hardware plant located in northwest Russia, producing low carbon, welding and structural wire, zinc-plated nails and steel and polymeric-coated nets. VMPP was acquired to develop further the downstream side of the steel business of the Group. VMPP sources its steel inputs from CMP. The Group has used and continues to use the assets of VMPP in the manner in which they were previously used.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The acquisition of VMPP was accounted for using the purchase method of accounting. The results of operations of VMPP are included in the consolidated financial statements from the date of acquisition of control, May 24, 2002. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

May 24, 2002
Cash and cash equivalents	118
Other current assets	696
Property, plant and equipment	946
Current liabilities	(1,446)
Deferred income taxes	(85)

Fair value of net assets acquired	229
Minority’s share in net assets	(118)

Total investment	111

(e)    Beloretsk Metallurgical Plant (BMP)

At different dates through June 14, 2002, the Group acquired a total of 50.7% of the voting shares of BMP for $11,691 in cash. Prior to June 14, 2002, the Group did not have control over BMP, but exercised significant influence through its ownership of 33.3% of the voting shares, which were acquired at various dates through December 27, 2001. Between December 27, 2001, and June 14, 2002, BMP was accounted for under the equity method of accounting (see Note 8(b)). Subsequently, in December 2002, the Group acquired an additional 0.4% of voting shares of BMP.

BMP is a hardware plant located in the southern Urals in Russia, producing wire rod and a broad range of hardware. BMP was acquired to develop further the downstream side of the steel business of the Group. BMP sources its steel inputs from CMP. Prior to its acquisition, the Group had marketed BMP’s products. The Group has used and continues to use the assets of BMP in the manner in which they were previously used.

The regional government has special perpetual rights (the “golden share”) in BMP giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors. Decisions subject to veto include: increases and decreases in share capital, amendments to the charter of BMP, liquidation and reorganization, investment in other legal entities, disposal or encumbrance of property (if more than 25% of total assets), and any transaction with a member of BMP’s board, CEO or any shareholder holding more than 20% of BMP’s outstanding stock. Management is of the opinion that this golden share does not restrict its control over BMP.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The acquisition of BMP was accounted for using the purchase method of accounting. The results of operations of BMP are included in the consolidated financial statements from the date of acquisition of control, June 14, 2002. Total investment in BMP at the control acquisition date was comprised of the cash paid for shares and the Group’s share in equity results of BMP from December 27, 2001, to June 14, 2002, and was allocated to the fair values of net assets acquired at the date of acquisition of control as follows:

June 14, 2002
Cash and cash equivalents	161
Other current assets	32,343
Property, plant and equipment	100,342
Other non-current assets	3,473
Current liabilities	(60,670)
Long-term liabilities	(26,053)
Deferred income taxes	(13,348)

Fair value of net assets acquired	36,248
Minority’s share in net assets	(27,614)

Total investment	8,634

On November 5, 2003, the Group purchased from the government an additional 29.4% of the common shares of BMP for $3,217 in cash. As a result, the Group increased its interest in BMP to 80.5%. This transaction was accounted for using the purchase method of accounting. The excess of fair value of net assets acquired over the purchase price of $8,129 was allocated proportionally to reduce the value of property, plant and equipment and mineral reserves.

(f)    Combinatul de Oteluri Special Targoviste S.A. (COST)

On August 28, 2002, the Group acquired 79.7% of the common shares of COST for $3,527 in cash. The Group also committed to invest up to approximately $21,072 to modernize the plant and upgrade its capacity, as well as to maintain its workforce level for five years.

COST is a major EAF steel mill in Romania, producing carbon and specialty steel long products, including rebar, carbon and low-alloy tube billets, forgings, including rods and ingots. The Group has used and continues to use the assets of COST in the manner in which they were previously used.

The acquisition of COST was accounted for using the purchase method of accounting. The results of operations of COST are included in the consolidated financial statements from the date of acquisition of control, August 28, 2002. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

August 28, 2002
Cash and cash equivalents	312
Other current assets	29,108
Property, plant and equipment	70,744
Current liabilities	(25,421)
Long-term liabilities	(29,595)
Deferred income taxes	(13,167)

Fair value of net assets acquired	31,981
Minority’s share in net assets	(28,454)

Total investment	3,527

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(g)    Mechel Zeljezara

On February 6, 2003, the Group entered into an agreement to acquire substantially all the assets of Zeljezara Sisak, a tube producer located in Croatia. As consideration, the Group paid $0.01 in cash. The Group committed to invest $8,600 to modernize Zeljezara Sisak’s plant and upgrade its capacity, as well as to maintain its workforce level for five years in return for receiving the business at no cost. The deal closed with registration of a new company, Mechel Zeljezara d.o.o. on March 17, 2003, whereby the assets of Zeljezara Sisak were transferred to Mechel Zeljezara. The acquisition of Mechel Zeljezara was accounted for using the purchase method of accounting. The results of operations of Mechel Zeljezara are included in the consolidated financial statements from the date of acquisition, March 17, 2003.

(h)    Urals Stampings Plant (USP)

On April 24, 2003, the Group acquired 93.8% of the common shares of USP for $11,325 in cash. USP is located in the southern Urals and is Russia’s largest producer of stampings from specialty steel and heatproof and titanium alloys. The acquisition of USP was accounted for using the purchase method of accounting. The results of operations of USP are included in the consolidated financial statements from the date of acquisition of control, April 24, 2003. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

April 24, 2003
Cash and cash equivalents	59
Other current assets	9,832
Other non-current assets	5
Property, plant and equipment	12,497
Current liabilities	(8,841)
Deferred income taxes	(181)

Fair value of net assets acquired	13,371
Minority’s share in net assets	(2,046)

Total investment	11,325

(i)    Industria Sarmei

On June 20, 2003, the Group acquired 73.4% of the common shares of SC Industria Sarmei S.A. for $2,849 in cash. Industria Sarmei is a Romanian steel mill that produces long steel products, including carbon and alloyed wire rod, rebar, hardware and carbon and low-alloy billets. The Group also committed to the Romanian government to invest $19,040 to modernize the plant and upgrade its capacity, to spend $3,619 to improve the environment and to maintain its workforce level for five years. The environment obligation taken by the Group was discounted using 17% rate and included in the cost of investment in the amount of $2,673, together with cash consideration paid.

In accordance with the purchase agreement, Industria Sarmei was obligated to convert its debts to utility companies into shares. As a result of this conversion, on July 2, 2003, 6,356,364 new shares were issued to certain Romanian utility companies. Immediately after this conversion, the Group’s interest was diluted to 54.8% of the common shares of Industria Sarmei. On August 1, 2003, the Group purchased all of these new shares from the Romanian State Privatization Agency for a total consideration of $1,298. Upon completion of this transaction, the Group’s interest increased to 79.8%. The acquisition of Industria Sarmei was accounted for using the purchase method of accounting. The results of operations of Industria Sarmei are included in the consolidated financial statements from the date of acquisition of

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

control, June 20, 2003. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

June 20, 2003
Cash and cash equivalents	446
Other current assets	26,949
Property, plant and equipment	23,910
Current liabilities	(18,596)
Deferred income taxes	1,287

Fair value of net assets acquired	33,996
Minority’s share in net assets	(21,436)
Extraordinary gain	(5,740)

Total investment	6,820

(j)    Korshunov Mining Plant (KMP)

On December 25, 2002, the Group acquired 62.5% of the common shares of KMP, an iron ore mining operation located in eastern Siberia, for the total consideration of $34,498 in cash. The shares, however, lacked any voting rights as KMP was in bankruptcy proceedings; accordingly, the investment in KMP was carried at cost. Until the ratification on September 29, 2003, by a court of a Settlement Agreement with the KMP’s creditors (the Group was the second largest creditor after the government, which was owed in arrears for taxes and social charges, including various penalties and interest), and removal of the court-appointed administrator for KMP on October 16, 2003, the Group’s equity interest in KMP did not provide it the ability to exercise either control or significant influence over KMP. The control restrictions were completely removed and the Group obtained full control over KMP’s operations on October 16, 2003, upon which the acquisition of KMP was accounted for using purchase method of accounting. The Group included the results of operations of KMP in its consolidated financial statements beginning October 16, 2003, the date of acquisition of control.

Despite the lack of control over KMP during bankruptcy proceedings, the Group continued to increase its stake in KMP’s equity and in February 2003 acquired an additional 7.7% of the common shares for $1 in cash. Together with the cash paid for the shares in KMP, the Group provided loans and other continuing support to KMP, which were aimed to pay the current liabilities and the tax and commercial debt arrears of KMP pursuant to the Settlement Agreement. At the date of acquisition of control, the cost of the Group’s investment in KMP’s equity, in total comprising 70.3% of its voting shares, and the amount loans and advances provided to KMP amounted to a total investment of $132,302. The Group has used and continues to use the assets of KMP in the manner in which they were previously used. The following table summarizes the fair values of net assets acquired and liabilities assumed at the date of acquisition of control.

October 16, 2003
Cash and cash equivalents	127
Other current assets	17,914
Property, plant and equipment	78,914
Mineral licenses	76,746
Long lived assets	2,144
Current liabilities	(13,363)
Long-term liabilities	(2,144)
Deferred income taxes	(28,036)

Fair value of net assets acquired	132,302

Total investment	132,302

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The acquisition of KMP was intended to support the Group’s policy of making the technological cycle complete and independent of other iron ore suppliers.

(k)    Mechel Nemunas

On October 15, 2003, the Group acquired 75.1% of the common shares of Nemuno Holding, a Lithuanian hardware manufacturer with two operating subsidiaries (collectively, “Mechel Nemunas”), for $4,031 in cash. In November and December 2003, the Group purchased the remaining 24.9% of the common shares of Nemuno Holding, and the remaining shares in its subsidiaries not already owned by Nemuno Holding, for a total of $1,000 in cash. As a result, the Group increased its interest in Nemuno Holding, subsequently renamed Mechel Nemunas, and its subsidiaries to 100%. The acquisition of Mechel Nemunas was accounted for using the purchase method of accounting. The results of operations of Mechel Nemunas are included in the consolidated financial statements from the date of acquisition of control, October 15, 2003. The following table summarizes the fair values of net assets acquired and liabilities assumed at the date of acquisition of control.

October 15, 2003
Cash and cash equivalents	79
Other current assets	3,506
Property, plant and equipment	2,206
Current liabilities	(2,950)
Deferred income taxes	117

Fair value of net assets acquired	2,958
Goodwill	2,073

Total investment	5,031

(l)    Mechel Coal Resources

In June 2003, the Group established a Kazakh company, which on December 31, 2003, purchased substantially all the operating assets of Mechel Coal Resources, a coal sintering plant located in the Republic of Kazakhstan, for approximately $1,000 in cash, and assumed $1,000 of the seller’s debts. This transaction was accounted for using the purchase method of accounting. The results of operations of Mechel Coal Resources are included in the consolidated financial statements from the date of the completion of the purchase transaction, which took place on December 31, 2003.

(m)    Discontinued operations

By December 31, 2000, the Group had acquired 36.8% of the common shares of Belov Insurance Company, which provided insurance services (life and property) mainly to SKCC and its subsidiaries, for $437 in cash. On July 1, 2001, the Group acquired an additional 19.5% of the common shares of Belov Insurance Company for $27 in cash, increasing its interest in Belov Insurance Company to 56.2%.

By December 31, 2000, the Group had acquired 66.5% of the common shares of Uglemetbank, which provided banking services mainly to SKCC and its subsidiaries, for $633 in cash. In January 2002, the Group acquired an additional 29.6% of the common shares of Uglemetbank for $4,433 in cash, increasing its interest in Uglemetbank to 96.1%.

The acquisitions of Belov Insurance Company and Uglemetbank were accounted for using the purchase method of accounting. As Belov Insurance Company and Uglemetbank were providing services primarily to SKCC and its subsidiaries, their assets and liabilities upon acquisition were included in the Mining

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

segment. The results of operations of Belov Insurance Company and Uglemetbank were included in the consolidated financial statements from their respective dates of acquisition of control, July 1, 2001 and October 20, 1999.

In June 2002, management committed to a plan to discontinue and sell substantially all of its shares in both Belov Insurance Company and Uglemetbank as they were considered non-core to the Group’s operations and had generated net losses since acquisition. In October 2003, the Group sold its investment in Belov Insurance Company for $641 in cash and in November and December 2003 reduced its interest in Uglemetbank to 19%, by selling its shares for $4,521 in cash. The divestiture of the equity stakes in Belov Insurance Company and Uglemetbank resulted in a loss on disposal of $1,175, net of tax.

On that basis, at December 31, 2002 and 2001 and for the years then ended and for the period in 2003 before the sale, the Group’s investments in Belov Insurance Company and Uglemetbank were presented on a net basis, as follows:

	As of December 31, 2002
	Belov Insurance Company	Uglemet bank	Total
Condensed balance sheet select data

Cash and cash equivalents	990	10,062	11,052
Other current assets	9	4,503	4,512

Total current assets	999	14,565	15,564

Property, plant and equipment and other non-current assets	754	440	1,194

Total non-current assets	754	440	1,194

Accounts payable and accrued liabilities	2,239	13,180	15,419

Total current liabilities	2,239	13,180	15,419

	As of and for the years ended December 31,
	2003			2002			2001
	Belov Insurance Company	Uglemet bank	Total	Belov Insurance Company	Uglemet bank	Total	Belov Insurance Company	Uglemet bank	Total
Condensed income statement select data

Revenues and operating gains	2,549	1,234	(3,783)	2,079	853	2,932	630	886	1,516
Operating income (loss)	546	(1,251)	(705)	212	(1,607)	(1,395)	(454)	(166)	(620)
Loss before taxes	321	(1,251)	(930)	(32)	(1,607)	(1,639)	(385)	(166)	(551)
Income tax effects	(185)	(132)	(317)	(35)	(161)	(196)	(12)	(172)	(184)

Loss from discontinued operations, net of tax	136	(1,383)	(1,247)	(67)	(1,768)	(1,835)	(397)	(338)	(735)

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(n)    Goodwill

Balance at January 1, 2001	—
New acquisitions	12,019

Balance at December 31, 2001	12,019

Acquisition of additional shares in Uglemetbank	2,749
Purchase of minority interest in SUNP and LM	(4,220)
Impairment	(7,219)

Balance at December 31, 2002	3,329

Acquisition of Mechel Nemunas (Note 2(k))	2,073

Balance at December 31, 2003	5,402

As disclosed for each individual acquisition above, goodwill arising on acquisitions was allocated to the appropriate business segment benefited by the acquisition of each subsidiary. Goodwill arising from acquisitions during 2001 was related to the acquisitions of SUNP ($6,325), LM ($1,224) and UM ($4,470) and was allocated to the Mining segment. Goodwill related to the acquisition of UM was impaired in April 2002 as management decided to suspend UM’s operations for economic reasons. UM’s operations were suspended in November 2002.

Goodwill arising from the acquisition of the 29.6% interest in Uglemetbank in January 2002 of $2,749 was allocated to the Mining segment. Based on continuing losses in Uglemetbank, the Group performed an impairment analysis later in 2002, which indicated the goodwill was fully impaired.

In January and December 2002, the Group purchased additional 23.3% and 0.5% equity interests in SUNP and LM, respectively; therefore, part of the share of minority interest in negative net assets originally recorded as goodwill of $4,220, was valued at zero upon acquisition of respective minority interests.

Goodwill arising from the acquisition of Mechel Nemunas in 2003 of $2,073 was allocated to the Steel segment.

The excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amount of $11,431, which related to the acquisition of SKCC subsidiaries in 2000 was recorded as a deferred credit and was being amortized over 20 years. In accordance with SFAS No. 141 and SFAS No. 142 on January 1, 2002, the Group wrote off the unamortized deferred credit related to such negative goodwill in the amount of $10,859 and recognized it in the income statement for the year ended December 31, 2002, as the effect of a change in accounting principle.

In accordance with SFAS No. 141 and SFAS No. 142, the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amounts of $5,740, $1,388 and $1,252, which related to the acquisitions of minority interests in Industria Sarmei in June 2003, SKCC subsidiaries in December 2002 and November 2001, respectively, was recorded as extraordinary gain, net of tax, in the consolidated income statements for the years ended December 31, 2003, 2002 and 2001, respectively.

The adoption of the provisions of SFAS No. 141 and 142 resulted in a gain of $10,859 due to write off of unamortized deferred credit related to business combinations effected prior to July 1, 2001. The gain was recorded as a change in accounting principle, net of tax, at January 1, 2002. The adjusted net

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

income and income before extraordinary items amounts for the years ended December 31, 2002 and 2001, reflect the effect of the retroactive adoption of SFAS No. 142 as follows:

	Year ended
	December 31, 2002	December 31, 2001
Net income, as reported	89,253	47,418
Amortization of deferred credit	—	(572)
Unamortized deferred credit write off	(10,859)	—

Adjusted net income	78,394	46,846

Adjusted income before extraordinary items	77,006	45,594

Adjusted earnings per share	0.24	0.21

(o)    Minority interest

The following table summarizes changes in minority interest for the years ended December 31, 2003, 2002 and 2001:

Balance at January 1, 2001	45,947

New acquisitions	106,108
Purchase of the minority interest in existing subsidiaries by the Group	(15,608)
Minority’s share in subsidiaries’ income from continuing operations	15,521

Balance at December 31, 2001	151,968

New acquisitions	55,033
Purchase of the minority interest in existing subsidiaries by the Group	(15,676)
Minority’s share in subsidiaries’ loss from continuing operations	(10,433)

Balance at December 31, 2002	180,892

New acquisitions	23,481
Purchase of the minority interest in existing subsidiaries by the Group	(16,050)
Reduction on disposal of discontinued operations	(607)
Minority’s share in subsidiaries’ loss from continuing operations	(18,979)
Translation adjustment	15,607

Balance at December 31, 2003	184,344

Purchase of minority interests in subsidiaries

At various dates during 2003, 2002 and 2001, the Group purchased minority interest in the following subsidiaries:

		Minority interest acquired		Consideration paid
	Date of acquisition	%	amount
Uglekop Mine	November 23, 2001	13.00%	121	—
Siberian Central Processing Plant	November 28, 2001	12.35%	5,534	276
Kuzbass Central Processing Plant	December 31, 2001	30.33%	8,011	910
Olzherassk Open Pit Mine	December 31, 2001	26.24%	1,441	1,645
Tomusinsk Group Processing Plant	December 31, 2001	16.46%	501	119

			15,608	2,950

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Date of acquisition	Minority interest acquired		Consideration paid
		%	amount
Uglemetbank	January 1, 2002	29.6%	1,596	1,312
Vyartsilya Metal Products Plant	October 7, 2002	3.51%	43	13
TAB (subsidiary of SKCC)	December 25, 2002	15.71%	3,106	1,050
Krasnogorsk Open Pit Mine	December 31, 2002	3.61%	725	484
Siberian Central Processing Plant	December 31, 2002	18.46%	8,773	488
Tomusinsk Open Pit Mine	December 31, 2002	13.38%	1,433	140

			15,676	3,487

	Date of acquisition	Minority interest acquired		Consideration paid
		%	amount
Tomusinsk Group Processing Plant	June 22, 2003	3.21%	103	46
Siberian Central Processing Plant	June 27, 2003	6.12%	2,921	204
Beloretsk Metallurgical Plant	November 5, 2003	29.38%	11,346	3,217
Other individually insignificant purchases	July-September 2003	2%< each	1,680	309

			16,050	3,776

The Group has accounted for the purchase of minority interest under the purchase method of accounting in accordance with Accounting Principles Board (“APB”) Opinion No. 16 or SFAS No. 141, as applicable.

(p)    Pro forma condensed consolidated income statement data (unaudited)

The following unaudited pro forma condensed consolidated income statement information for (i) 2003 gives effect to the business combinations that occurred in 2003, as if they had occurred at the beginning of 2003 and (ii) 2002 gives effect to the business combinations that occurred in 2003 and 2002, as if they had occurred at the beginning of 2002:

	Year ended December 31,
	2003	2002
Revenue, net	2,103,690	1,402,470
Net income	135,978	82,332
Net income per share	0.37	0.25

The following unaudited pro forma condensed consolidated income statement information for (i) 2002 gives effect to the business combinations that occurred in 2002, as if they had occurred at the beginning of 2002 and (ii) 2001 gives effect to the business combinations that occurred in 2002 and 2001, as if they had occurred at the beginning of 2001.

	Year ended December 31,
	2002	2001
Revenue, net	1,427,646	1,321,778
Net income	66,796	20,068
Net income per share	0.17	0.06

These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group (including discontinued operations of Belov Insurance Company and Uglemetbank) had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of accounting

Russian affiliates and subsidiaries of the Group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations (“RAR”). Certain other foreign subsidiaries and affiliates maintain their books and records in different foreign currencies and prepare accounting reports in accordance with generally accepted accounting principles (“GAAP”) in various jurisdictions. The financial statements and accounting reports for the Group and its subsidiaries and affiliates for the purposes of preparation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been translated and adjusted on the basis of the respective standalone Russian statutory or other GAAP financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for Russian statutory and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) revenue recognition; and (7) valuation allowances for unrecoverable assets.

(b)    Basis of consolidation

The consolidated financial statements of the Group include the accounts of all majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. Investments in companies that the Group does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for under the equity method. Accordingly, the Group’s share of net earnings and losses from these companies is included in the consolidated income statements as income from equity investments. All other investments in equity securities are recorded at cost. Intercompany profits, transactions and balances have been eliminated in consolidation.

(c)    Goodwill and Negative Goodwill

Purchase price has been allocated to the fair value of net assets acquired. Purchase price in excess of the fair value of identified assets and liabilities acquired was capitalized as goodwill. The excess of the fair value of net assets acquired over costs is called negative goodwill, and was allocated to the acquired non-current assets, except for deferred taxes, if any, until they were reduced to zero.

The remaining negative goodwill was amortized to income over its related life of 20 years prior to the adoption of SFAS No. 142 on January 1, 2002. The remaining unamortized negative goodwill at January 1, 2002, was recognized in the income statement as a change in accounting principle. For the investees accounted for under the equity method, the excess of cost of the stock of those companies over the Group’s share of fair value of their net assets as of the acquisition date is treated as embedded goodwill. Similar to consolidated subsidiaries, SFAS No. 142 requires that goodwill from equity method investments be no longer amortized over its estimated useful life. Subsequent changes to the value of this balance resulting from the Group’s share of income or losses including impairment of the embedded goodwill are included in the consolidated income statements.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(d)    Minority interests

Minority interests in the net assets and net results of consolidated subsidiaries are shown under “Minority interests” in the accompanying consolidated balance sheets and income statements. Minority interests in the net liabilities of acquired companies were recorded as additional goodwill, and when subsequently acquired, reversed. For majority-owned subsidiaries that incur losses, the Group’s recognizes 100% of the losses, after first reducing the related minority interests’ balances to zero, unless minority shareholders committed to fund the losses.

Further, when a majority-owned subsidiary becomes profitable, the Group recognizes 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Group recognizes profits in accordance with the underlying ownership percentage.

(e)    Reporting and functional currencies

The Group determined its reporting currency to be the U.S. dollar. The functional currencies for Russian and Romanian subsidiaries of the Group are the ruble and the lei, respectively. As the economies of Russia and Romania were considered highly inflationary through December 31, 2002 and December 31, 2003, respectively, transactions and balances of respective domestic operations not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation”. The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders’ equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the monthly average exchange rates. Items in the statement of cash flows are translated at the monthly average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated income statement as “Foreign exchange gain (loss)”.

The U.S. dollar is the functional currency of other international operations of the Group.

Effective from January 1, 2003, Russia no longer meets the criteria for a highly inflationary economy for purposes of applying SFAS No. 52. Accordingly, for the periods starting January 1, 2003, Mechel and its Russian subsidiaries no longer remeasure transactions and balances from their functional currency in rubles into reporting currency in U.S. dollars but translate rubles into U.S. dollars using the current rate method as prescribed by SFAS No. 52. The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income.

(f)    Management estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(g)    Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with requirements of APB Opinion No. 16 and SFAS No. 141, as applicable.

For the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of non-controlling shareholders in business combinations when less than a 100% interest is acquired, the Group uses appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represents a departure from US GAAP. The portion of minority interest not related to property, plant and equipment is determined based on the historical cost of assets and liabilities.

Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by independent mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. No exploration costs were capitalized during the years presented.

Development costs are capitalized beginning after proven and probable reserves are established. At the Group’s surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for betterments are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, cost incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred.

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method on the ratio of tonnes of minerals mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the estimated lives of the mines or license term, whichever is shorter determined on a mine by mine basis as estimated with the assistance of independent mining engineers.

A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral licenses, and the likelihood that the Group will continue exploration on the mine. Based on the results at the

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

conclusion of each phase of an exploration program, properties that are not economically feasible for production are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the companies owning such mineral rights.

Other property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. When construction activities are performed over an extended period, interest costs incurred during construction are capitalized. Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated income statement.

The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings	20-45
Land improvements	20-50
Operating machinery and equipment, including transfer devices	7-30
Transportation equipment and vehicles	4-15
Tools, furniture, fixtures and other	4-8

(h)    Mineral licenses, net

Certain subsoil licenses from state authorities are required to develop mineral deposits. There are two major types of such licenses: (1) an exploration license, which is a non-exclusive license granting the right of geological exploration and assessment within the license area, and (2) a production license, which grants the licensee an exclusive right to produce minerals from the license area.

Mineral licenses, net, include capitalized costs incurred to develop mineral reserves and the rights (licenses) to develop mineral reserves acquired upon acquisition of certain Group subsidiaries, net of accumulated amortization. Although immaterial to date since acquisition of the subsidiaries holding licenses, the Group capitalizes development costs incurred in relation to the development of new proven and probable reserves. The mineral licenses acquired in business combinations are recorded with the provisions of SFAS No 141 at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the acquired mineral licenses is based on independent mining engineer appraisals for proven and probable reserves during the license term.

Mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,” which resolves the inconsistency between the Task Force’s consensus that

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

mineral rights are tangible assets and the guidance in SFAS No. 141 that characterizes mineral rights as intangible assets. In that consensus, the EITF determined mineral rights or licenses are tangible assets. The adoption of this consensus did not have a material impact on financial position or results of operations of the Group.

(i)    Long-lived assets impairment, including definite-lived intangibles and goodwill

Effective January 1, 2002, the Group adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, with respect to impairment of goodwill. The adoption of these standards did not have a material impact on the Group’s consolidated financial position or results of operations.

The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, mineral licenses, and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the mineral licenses, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other factors), production levels, capital and reclamation costs, all based on the engineering life of mine plans. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

On January 1, 2002, the Group adopted SFAS No. 142, which prohibits the amortization of goodwill and negative goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The Group determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). SFAS No. 142 requires companies to perform the impairment test at least annually and also upon adoption.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Calendar year companies such as the Group adopted SFAS No. 142 as of January 1, 2002, for goodwill and negative goodwill arising from business combinations completed prior to July 1, 2001. The Group has also applied SFAS No. 142 for goodwill and negative goodwill arising from business combinations completed after June 30, 2001. Upon adoption of SFAS No. 142 the Group ceased amortizing goodwill and negative goodwill (see Note 2(n)). The Group did not have any impairment loss as a result of adopting SFAS No. 142 and performing the required impairment test.

(j)    Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials are valued at invoice cost inclusive of freight and other shipping costs.

Coal, nickel and iron ore inventory costs include labor, supplies, depreciation of equipment, depletion of mining assets and amortization of mineral licenses, mine operating overheads and other related costs.

Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

(k)    Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable.

The Group reviews the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

(l)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in transit, checks and deposits with banks, as well as other bank deposits with an original maturity of three months or less.

(m)    Retirement benefit obligations

The Group’s Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). As such, the Group has no legal obligation to pay and does not guarantee any future benefits to its Russian employees. The Group’s only obligation is to pay the contributions as they fall due. If the Group ceases to employ members of the Russian State Social Security plan, it will have no obligation to pay the benefits earned by its own employees in previous years. The Group’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand rubles or approximately $3 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2003) to 5% (applied to the part of the annual gross salary above 600 thousand rubles or approximately $19 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2003) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 28% to 5%, respectively, depending on the annual gross salary of each employee.

Contributions to the Russian Pension Fund for the years ended December 31, 2003, 2002 and 2001 were $25,883, $30,301 and $22,912, respectively.

(n)    Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria are not met as the selling price is subject to adjustment based upon the market prices.

Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer. Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

(o)    Advertising costs

Advertising costs are expensed as incurred. During 2003, 2002, and 2001 advertising costs were immaterial.

(p)    Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling, distribution and operating expenses. These costs totaled to $206,564, $158,109 and $155,568 for the years ended December 31, 2003, 2002 and 2001, respectively.

(q)    Income taxes

Provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force. The Group accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”, and related interpretations. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Prior to January 1, 2003, when Russia was deemed to be hyper-inflationary and as a result of remeasuring its financial statements the Group did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities of its Russian subsidiaries that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group’s Russian subsidiaries (from U.S. dollar to ruble) when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

The Group does not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities of its Romanian subsidiaries that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes as Romanian economy is considered highly inflationary.

(r)    Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as additional pension liabilities not yet recognized as net periodic pension cost. For the year ended December 31, 2003, as a result of the change in functional currency as described in Note 3(e), in addition to the net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency, in accordance with SFAS No. 52. During the years ended December 31, 2002 and 2001 total comprehensive income equaled the net income.

(s)    Stock-based compensation

The Group follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for the stock-based compensation arrangement with one of its executives. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and to make disclosures in accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123”. Because the fair value accounting requires use of valuation models that were not developed for use in valuing employee stock awards, the Group has elected to account for its stock-based compensation in accordance with the Provisions of APB Opinion No. 25 and related Interpretations.

Accordingly, the compensation cost was recognized based on the excess, if any, of the fair market value of the Group’s shares on the measurement date (July 1, 2003) over the amount an executive must pay to acquire the shares. The Group recognizes compensation expense on a straight-line basis over the remaining vesting period of the award through April 15, 2004.

The Group does not present pro forma disclosures of results of operations as if the fair value method had been applied, as the result would be substantially the same compared to intrinsic method applied in accordance with APB Opinion No. 25.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(t)    Segment reporting

According to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, segment reporting follows the internal organizational and reporting structure of the Group. Corresponding to the main products and services the Group’s organization comprises two business segments:

➢	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware and tubes and coke products.

➢	Mining segment, comprising production and sales of coal (coking and steam), iron ore and nickel, which supplies raw materials to the steel segment and also sells substantial amounts of raw materials to third parties.

(u)    Financial instruments

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable approximates their fair value at December 31, 2003, 2002, and 2001. For long-term borrowings, the difference between the fair value and carrying value was not material. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive. Therefore, such investments are recorded at cost (see also Note 8).

The Group reviews the carrying value of its cost method investments for impairment at least annually if certain events and circumstances indicate that the carrying amount of such investments may not be fully recoverable. Since the fair value of the Group’s cost method investments is not readily determinable, to assess fair value of these investments, if indicators of impairment exist and are considered other-than-temporary, the Group would obtain an independent valuation of the fair value of the particular investment to determine the amount, if any, by which the investment should be adjusted.

The Group did not have any impairment loss related to its cost method investments in the years ended December 31, 2003, 2002 and 2001.

(v)    Derivative instruments and hedging activities

The Group recognizes all its derivative instruments as either assets or liabilities at fair value in accordance with SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities” and related interpretations. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2003, 2002, and 2001, the Group did not have any derivatives designated as hedging instruments. Therefore, the gain or loss on a derivative instruments held by the Group was recognized currently in income. The net loss of $447 and gain of $296 and $nil

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

related to the change in the fair value of the derivative instruments was included in the net foreign exchange gain in the accompanying consolidated income statements for the years ended December 31, 2003, 2002 and 2001, respectively.

(w)    Concentration of credit and other risks

Financial instruments, which potentially expose the Group to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term and long-term investments, trade accounts receivable and other receivables. Generally, the Group does not require any collateral to be pledged in connection with its investments in the above financial instruments.

Approximately 92% (at December 31, 2003) of the Group’s workforce is represented by trade unions and is covered by a one to three year collective agreements. These collective agreements are routinely renewed. These collective agreements provide for minimum salary levels, bonus plans, additional benefits and certain employee protection rights, but relationships of the Group with its employees are still based on the individual contracts with them. Management of the Group subsidiaries routinely interacts with trade unions in order to ensure the appropriate treatment of the employees and the stability of the Group’s business.

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

Currency	At June 30,	Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
	2004	2003	2002	2001	2003	2002	2001
Russian ruble	29.03	29.45	31.78	30.14	30.69	31.35	29.17
Swiss franc	1.25	1.25	1.36	1.66	1.34	1.56	1.69
Euro	0.82	0.79	0.95	1.12	0.88	1.07	1.12
Romanian lei (in thousand)	33.50	32.60	33.47	31.39	33.20	32.43	28.39
Croatian kuna	6.06	6.12	7.15	8.36	6.70	7.87	8.33
Lithuania lit	2.84	2.76	3.31	4.00	2.83	3.68	4.00
Kazakhstan tenge	136.40	143.95	155.86	150.93	149.49	153.45	148.41

*	-Exchange rates shown in local currency units for one U.S. dollar.

The majority of the balances and operations not already denominated in the reporting currency, were denominated in Russian ruble, Romanian lei, Swiss frank and euro.

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia (“CBR”) and are generally considered to be a reasonable approximation of market rates.

The Russian ruble has historically been devaluing against the U.S. dollar due to significant inflation in Russia as well as other factors. But during 2003 the Russian ruble appreciated in normal terms by 7.4% against the U.S. dollar (versus depreciation in 2002 - 5.7%; 2001 - 7.2%) while official Russian ruble inflation was 12% (2002 - 15.1%; 2001 - 18.8%).

Additionally, significant currency restrictions and controls exist related to converting Russian ruble into other currencies. As of June 30, 2004 the Russian ruble was not convertible outside of Russian Federation and, furthermore, all transactions within Russia must be settled in Russian ruble. Future movements in the exchange rate between the Russian ruble and the U.S. dollar will affect the carrying values of the Group’s Russian ruble-denominated monetary assets and liabilities. Such movements may also affect the Group’s ability to realize non-monetary assets represented in U.S. dollars in these consolidated financial statements.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(x)    Recently issued accounting pronouncements

Asset Retirement Obligations

Effective January 1, 2003, the Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

If the accounting change we implemented during 2003 for asset retirement obligations had been effective in 2002 and 2001, the impact on income before cumulative effective changes in accounting principles and earnings per share would have been as follows:

	Year ended
	December 31, 2003	December 31, 2002	December 31, 2001
Net income, as reported	143,508	89,253	47,418
Adoption of SFAS No. 143, net of tax	3,788	—	—
Depreciation of assets retirement cost and accretion expense of assets retirement obligation	—	(3,077)	(296)

Adjusted net income	147,296	86,176	47,122

Adjusted income before extraordinary items	145,344	84,788	45,870

Adjusted earnings per share	0.40	0.25	0.20

Upon adoption of SFAS No. 143 on January 1, 2003, the Group recorded $3,788 (net of taxes) as a charge to cumulative effect of changes in accounting principles. Application of this new accounting principle resulted in an increase in property, plant and equipment of $5,474 and an asset retirement obligation liability of $9,262. The application of SFAS No. 143 reduced income from continuing operations by $2,587, net income by $6,375 (after income taxes of $nil), or $0.02 per basic and diluted share, for the year ending December 31, 2003. The following table summarized the balance sheet impact of our initial adoption of SFAS No. 143 as of January 1, 2002, computed on a pro forma basis as if the provisions of SFAS No. 143 had been applied during all periods affected:

	Balance at January 1, 2003	Pro forma Balance at January 1, 2002
Asset retirement cost included in the related mining assets	7,966	4,093
Accumulated depreciation of capitalized asset retirement costs	(2,492)	(2,052)

Assets retirement cost, included in mining assets, net	5,474	2,041

Asset retirement obligation	9,262	4,290

The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general Group resources at the time of removal. The Group’s asset retirement obligations primarily relate to its steel and mining production facilities with

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

related landfills and dump areas and its mines. The following table presents the movements in ARO for the year ending December 31, 2003.

Asset retirement obligation	2003
Balance at beginning of year	9,262
Liabilities incurred in the current period	2,144
Liabilities settled in the current period	—
Accretion expense	2,433
Revision in estimated cash flow	—
Translation and other	98

Balance at end of year	13,937

Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that upon issuance of certain types of guarantees, a guarantor recognize and account for the fair value of the guarantee as a liability. The initial recognition and measurement provisions of FIN No. 45 should be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of both interim and annual periods ending after December 15, 2002. The adoption of FIN No. 45 by the Group on January 1, 2003, did not have a material impact on its financial position and results of operations.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the “Interpretation”), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities.

Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements.

The Group will adopt the Interpretation in 2004. Management has not determined what impact, if any, this Interpretation will have on our financial position or results from operations.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

4.    CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31, 2003	December 31, 2002
Russian ruble bank deposits	5,562	2,621
Other bank deposits	13,741	3,047

Total cash and cash equivalents	19,303	5,668

5.    ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31, 2003	December 31, 2002
Domestic customers	38,349	35,771
Foreign customers	75,893	58,041

Total accounts receivable	114,242	93,812
Less allowance for doubtful accounts	(23,312)	(21,942)

Total accounts receivable, net	90,930	71,870

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001:

	December 31, 2003	December 31, 2002	December 31, 2001
Balance at the beginning of the year	(21,942)	(12,542)	(5,734)
Provision for doubtful accounts receivable	(10,011)	(3,622)	(3,784)
Accounts receivable written off	14,390	814	187
Provision for doubtful accounts of acquired entities	(5,749)	(6,592)	(3,211)

Balance at the end of the year	(23,312)	(21,942)	(12,542)

6.    INVENTORIES

Inventories are comprised of:

	December 31, 2003	December 31, 2002
Finished goods	122,208	77,100
Raw materials and purchased parts	179,703	91,206
Work in process	59,912	33,851

Total inventories	361,823	202,157

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31, 2003	December 31, 2002
VAT and other taxes recoverable	118,966	89,130
Prepayments and advances for materials	30,847	25,170
Other current assets	21,630	16,185

Total other current assets	171,443	130,485

Generally in Russia, VAT related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT related to purchase transactions, which is not yet reclaimable against VAT related to sales as of the balance sheet dates, is recognized in the balance sheets on a gross basis, i.e., as other current assets and taxes and social charges payable.

8.    LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31, 2003	December 31, 2002
Korshunov Mining Plant	—	36,293
Equity method investments	3,281	4,025
Magnitogorsk Metallurgical Kombinat	49,662	49,145

Total investments in related parties	52,943	89,463

Cost method investments	8,186	9,564
Other	6,883	350

Total other long-term investments	15,069	9,914

Total long-term investments	68,012	99,377

(a)    Investment in Korshunov Mining Plant

On December 25, 2002, the Group acquired 62.5% of the common shares of KMP for the total consideration of $34,498 in cash. The shares, however, lacked any voting rights as KMP was in bankruptcy proceedings and, accordingly, the Group’s investment in KMP was carried at cost. On October 16, 2003, KMP successfully emerged from bankruptcy and the Group obtained full control over KMP. On October 16, 2003, KMP was no longer classified as a cost method investment and the Group began to consolidate KMP.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)    Equity method investments

Equity method investments are comprised of:

Investee	Percent voting shares held at December 31,		Investment carrying value at December 31,
	2003	2002	2003	2002
Conares Eagle ltd (Mining segment)	50%	50%	63	458
Mechel Energy AG (Mining segment)	50%	—	447	—
UMS America (Steel segment)	—	50%	—	173
Belkord (Steel segment)	100%	50%	—	1,475
TRMZ (Mining segment)	25%	27%	1,049	1,009
TPTU (Mining segment)	29%	27%	1,257	100
Other	29-37%	25-39%	465	810

Total equity method investments			3,281	4,025

Conares Eagle ltd was a joint venture with English trading partners of the Group, which assisted the Group with its European sales. In 2003, Conares Eagle ltd ceased its operations and transferred its business to Swiss-based Mechel Energy AG, in which the Group also owns 50%. In 2003, Mechel Metal Supply disposed of its investment in UMS America, a trading venture with U.S. partners aimed at promotion of Group products to the U.S. market. Belkord, a small hardware workshop that produces steel ropes from materials sourced from BMP, became a subsidiary during 2003. Other equity method investments include investments in equity of insignificant entities whose operations are supplementary to the Group business and were primarily made before the acquisition of a respective sub-holding parent entity.

The following table shows movements in the equity method investments:

	Capital investment	Share in net income/(loss) since acquisition	Total
January 1, 2002	12,157	149	12,306
Investments	1,413	—	1,413
Additions through business combinations	1,615	—	1,615
Share in net income (loss)	—	(2,675)	(2,675)
Reclassification upon consolidation	(11,322)	2,688	(8,634)

December 31, 2002	3,863	162	4,025

Investments	598	—	598
Additions through business combinations	—	—	—
Share in net income (loss)	—	1,221	1,221
Disposals through sales and write off	(490)	—	(490)
Reclassification upon consolidation	(2,073)	—	(2,073)

December 31, 2003	1,898	1,383	3,281

Reclassifications upon consolidation represent the carrying value of equity investments included in the purchase price at the dates of acquisition that consisted of BMP in 2002 for $8,634 and of Belkord in 2003 for $2,073.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(c)    Investments in Magnitogorsk Metallurgical Kombinat (MMK)

Included in investments in other non-marketable securities is the Group’s investment in the common and preferred shares of Magnitogorsk Metallurgical Kombinat, a related party (see Note 9(c)), of $49,662 and $49,145, which comprised 16.9% and 16.7% of the voting shares and 12% of the non-voting preferred shares of MMK, as of December 31, 2003 and 2002, respectively. As described in Note 9, MMK is also a significant customer of the Group. As MMK shares are not publicly traded, their market value is not available and it is not practicable to determine the fair value of this investment as management believes it would be cost prohibitive to obtain an independent evaluation and that insufficient public information is available for such. Therefore the Group’s investment in MMK is recorded at cost. If MMK shares become publicly traded, the Group would classify its investment in MMK as available for sale with respective holding gains or losses recorded as part of comprehensive income.

(d)    Cost method investments

Cost method investments represent investments in equity securities of various Russian companies, where the Group has less than 20% of equity interest and no significant influence. As shares of those Russian companies are not publicly traded, their market value is not available and the investment is recorded at cost.

(e)    Other investments

Other long-term investments comprise of available for sale securities of Chelyabenergo of $1,998, loans receivable of $2,569 and promissory notes.

9.    RELATED PARTIES

During the three years ended December 31, 2003, 2002 and 2001, the Group had the following transactions with related parties:

	2003			2002			2001
	Purchases	Sales	Financing provided (received), net	Purchases	Sales	Financing provided (received), net	Purchases	Sales	Financing provided (received), net
Conares Holding	1,541	166	26,282	—	—	11,613	—	—	409
Uglemet Kooperatsia	—	177	4	—	—	10,508	—	—	7,901
KMP	45,661	5,720	23,128	—	—	5,266	—	—	—
MMK	154,041	162,809	—	105,303	90,670	—	123,042	100,585	—
BMP	—	—	—	28,023	6,900	—	—	—	—
Mechel Energy AG	—	37,210	—	—	32,850	—	—	20,835	—
Methol	—	—	587	—	—	1,307	—	—	—
Uglemet	54	2	—	—	—	1,044	—	—	1,182
Other	11,195	5,859	(1,064)	—	4,545		—	5,322	1,341

Total	212,492	211,943	48,937	133,326	134,965	29,738	123,042	126,742	10,833

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

At December 31, 2003 and 2002, the Group had the following balances in settlement with related parties:

	Balances at December 31, 2003			Balances at December 31, 2002
	Receivable from	Payable to	Total outstanding, net	Receivable from	Payable to	Total outstanding, net
Conares Holding	—	(3,713)	(3,713)	14,075	(2,462)	11,613
Uglemet Kooperatsia	12,677	(207)	12,470	12,151	(2,570)	9,581
KMP	—	—	—	16,186	(3,769)	12,417
MMK	6,075	(7,877)	(1,802)	2,320	(599)	1,721
Mechel Energy AG	4,074	—	4,074	1,647	—	1,647
Methol	1,793	(6)	1,787	1,307	—	1,307
Uglemet	5	(47)	(42)	1,044	—	1,044
Other	3,906	(2,037)	1,869	1,652	(59)	1,593

Total	28,530	(13,887)	14,643	50,382	(9,459)	40,923

Presented on the balance sheets as:
Current	28,530	(13,887)		49,124	(7,816)

Non-current	—	—		1,258	(1,643)

(a)    Conares Holding

Conares Holding AG, a company associated with the Controlling Shareholders of the Group, provided and received financing from the Group during 2002 in the form of loans and advance payment financing for certain of the Group’s operating subsidiaries. The Group’s debt instruments issued to Conares Holding were denominated in U.S. dollars and were unsecured. Financing received during 2002 totaled $2,462 and bore interest at rates ranging from nil% to 11% p.a. Financing provided by the Group to Conares Holding during 2002 totaled $14,075, was denominated in U.S. dollars, bore interest at rates ranging from LIBOR (1.45% as of December 31, 2002) + 2% to 6% p.a. and was unsecured, with maturity in 2003.

During 2003, Conares Holding received dividends from the Group in the amount of $26,282. The outstanding account payable to Conares Holding at December 31, 2003, amounts to $3,713 and represents loans provided to the Group.

(b)    Uglemet Kooperatsia

Uglemet Kooperatsia, a company affiliated with the Controlling Shareholders, provided and received financing from the Group during 2002 in the form of loans and advance payment financing for certain of the Group’s operating subsidiaries. The Group’s debt instruments issued to Uglemet Kooperatsia were denominated in Russian rubles and were unsecured. Financing received by the Group from Uglemet Kooperatsia during 2002 totaled $2,570, respectively, and was interest-free. Financing provided by the Group to Uglemet Kooperatsia during 2002 totaled $12,151, was denominated in Russian rubles, unsecured and interest-free, maturing in 2003.

At December 31, 2003, the amount receivable from the company by the Group is $12,677, which represents the amount of prior year financing by means of unsecured and interest free loans and the amount payable to the company is $207 resulting from the dividends accrued.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(c)    Magnitogorsk Metallurgical Kombinat

The Group, in addition to an investment in MMK shares and participation in the board of directors (Group subsidiaries own 16.9% of ordinary shares), had significant purchase and sales transactions with MMK during 2002. The Group sold coal and coke to MMK, and purchased metal products for resale through its distribution channels.

During 2003 the Group had sales of coal and coke to MMK in the amount of $126,279, with other sales of $36,530, and purchases of metal products for resale by the Group were $153,970, with other purchases of $71. The balance receivable from MMK, and the balance payable to MMK represent trade accounts receivable and payable, respectively, resulting from the transactions stated above.

(d)    Korshunov Mining Plant

On December 25, 2002, the Group acquired 62.5% of the common shares of KMP for the total consideration of $34,498 in cash. The shares, however, lacked any voting rights as KMP was in bankruptcy proceedings, and accordingly, the Group’s investment in KMP was carried at cost. On October 16, 2003, KMP successfully emerged from bankruptcy and the Group obtained full control over KMP. On October 16, 2003, KMP no longer was classified as a cost method investment and the Group began to consolidate KPM. Prior to October 16, 2003, the Group considered KMP a related party and described its business transactions through that date below.

During 2002, the Group purchased iron ore from and sold miscellaneous goods and services to KMP. The balance receivable from KMP at December 31, 2002, includes a $10,920 amount outstanding in relation to sales of raw materials and services to KMP. The remaining portion of the balance is comprised of financing provided to KMP in the form of loans and notes payable, which were unsecured and interest-free.

During the first nine month of 2003, the Group purchased iron ore in the total amount of $45,303 and other purchases amounted to $358; sales of the Group to KMP amounted to $5,720. Also, the Group provided a long-term secured loan to KMP with 20% interest rate in the amount of $391 and a long-term, unsecured, interest-free loan in the amount of $22,737.

(e)    Mechel Energy AG

Mechel Energy AG, formerly named Conares Eagle AG, in which the Group owns 50% of its ordinary shares, purchased coal from the Group in 2003 in the amount of $37,210. The outstanding accounts receivable from Mechel Energy AG to the Group in the amount of $4,074 results from these trade operations.

(f)    Uglemet

Uglemet, a company wholly owned by the Controlling Shareholders had no material sales or purchases with the Group throughout 2003. There were no significant balances at the end of 2003.

(g)    Other related parties

Financing provided to other related parties, primarily shareholders of the Group and investee companies, consisted of short-term maturity, unsecured and interest-free instruments.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

10.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	December 31, 2003	December 31, 2002
Land improvements	25,855	28,782
Buildings	257,259	165,827
Transfer devices	29,457	20,596
Operating machinery and equipment	452,674	390,679
Transportation equipment and vehicles	62,896	38,259
Tools, furniture, fixtures and other	17,492	22,729

	845,633	666,872
Less: accumulated depreciation	(162,756)	(73,893)

Operating property, plant and equipment, net	682,877	592,979

Mining, processing plant and equipment	91,969	57,532
Less: accumulated depletion	(18,018)	(8,995)

Mining, processing plant and equipment, net	73,951	48,537

Construction-in-progress	126,808	44,528

Property, plant and equipment, net	883,636	686,044

Included within construction-in-progress are advances to suppliers of equipment of $19,209 and $3,613 as of December 31, 2003 and 2002, respectively. Interest expense and interest capitalized thereon and included in the cost of property, plant and equipment for the years ended December 31, 2003, 2002 and 2001, comprised $52,936, $4,408, $37,652, $879, $14,526 and $nil, respectively.

11.    MINERAL LICENSES, NET

Mineral licenses, net, are comprised of the following:

	December 31, 2003	December 31, 2002
Coal reserves	78,613	69,177
Iron ore reserves	79,014	—
Nickel reserves	28,899	26,864
Limestone reserves	2,784	1,791

Mineral reserves before depletion	189,310	97,832
Accumulated depletion	(29,204)	(16,818)

Mineral licenses, net	160,106	81,014

Mineral licenses were recorded upon acquisition of mining subsidiaries (SKCC, SUNP and KMP) and BMP, which held various mining and operating licenses relating to the mineral reserves acquired, as well as upon the acquisition of equity interest in those subsidiaries (see Note 2). Fair values of mineral licenses pertaining to the appraised proven and probable mineral reserves at the date of acquisition were determined based on independent appraisals performed by independent mining engineers, for each acquisition date. The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserve remeasurement and purchase accounting effects. No residual value is assumed in the mineral rights valuation.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In valuation of mineral reserves the Group used only quantities of proven and probable reserves that are expected to be produced within the term of the Group’s current licenses.

The Group’s mining segment production activities are located primarily within Russia; therefore, all of the information provided in this note pertains to this region.

As disclosed in Note 2, the Group acquired all of its mining segment assets and and mineral licenses through business combinations, at which dates substantially all of the acquired mining operating subsidiaries were in the production stage; subsequent exploration and development costs to date were immaterial.

The Group’s mineral licenses are situated on land belonging to government and regional authorities. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these reserves. There are two major types of payments with respect to the development of deposits and extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil licenses. The Subsoil Law-mandated payments are not material to the Company’s mining segment’s results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. The Company incurred the minerals extraction tax in the amount of $9,069, $5,569 and $8,336 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Group’s licenses expire between 2005 and 2022, with the most significant licenses expiring between 2009 and 2022, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for properties expected to remain productive subsequent to their license expiry dates.

12.    DEBT

	December 31, 2003		December 31, 2002
Short-term borrowings and current portion of long-term debt:	Amount	Rate, %	Amount	Rate, %
Russian ruble denominated:
Banks and Financial Institutions	111,360	9.5-21	122,327	12-25
Corporate Lenders (including bonds)	45,032	0-16.9	37,195	—

Total	156,392		159,522

U.S. dollar denominated:
Banks and Financial Institutions	110,723	2.56-11	62,694	7-8
Corporate Lenders	31,149	0-8	64,891	0-10

Total	141,872		127,585

Euro denominated:
Banks and Financial Institutions	6,635	4.31	—	—

Total	6,635		—

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31, 2003		December 31, 2002
Short-term borrowings and current portion of long-term debt:	Amount	Rate, %	Amount	Rate, %
Romanian lei denominated:
Banks and Financial Institutions	4,070	19.5-23.9	—	—

Total	4,070		—	—

Short-term borrowings	308,969		287,107
Current portion of long-term debt	33,124		11,927

Total short-term borrowings and current portion of long-term debt	342,093		299,034

The weighted average interest rate of the ruble denominated short-term borrowings as of December 31, 2003 and 2002 was 12.11% and 18.52%, respectively. The weighted average interest rate of the U.S. dollar denominated short-term borrowings as of December 31, 2003 and 2002 was 5.99% and 7.36%, respectively. The weighted average interest rate of the euro denominated short-term borrowings as of December 31, 2003 and 2002 was 4.31% and 0% respectively. The weighted average interest rate of the Romanian lei denominated short-term borrowings as of December 31, 2003 and 2002 was 20.37% and 0% respectively.

	December 31, 2003		December 31, 2002
Long-term debt:	Amount	Rate, %	Amount	Rate, %
Russian ruble denominated:
Banks and Financial Institutions	5,100	11-12	24,518	21-25
Bonds issue	101,852	11.75	—	—
Corporate Lenders	2,963	—	—	—

Total	109,915		24,518
U.S. dollar denominated:
Banks and Financial Institutions	8,242	6-11	—	—
Corporate Lenders	380	10	—	—

Total	8,622		—	—

Romanian lei denominated:
Corporate Lenders	36,898	24	23,905	24

Total long-term obligations	155,435		48,423

Less: current portion	(33,124)		(11,927)

Long-term portion	122,311		36,496

Aggregate scheduled maturities of the debt outstanding at December 31, 2003, are as follows:

Payable in:
2004	33,124
2005	2,389
2006	10,096
2007	1,687
2008 and after	108,139

Total	155,435

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The most significant debt provided by banks included credit line facilities received from Gazprombank, Sberbank, UralSib, and Raiffeisenbank and loans from BNP Paribas and Alfa Bank. The unused portion under the above credit line facilities as of December 31, 2003, and 2002, was $4,333 and $22,587, respectively. At December 31, 2003, our credit facilities provided aggregated borrowing capacity of $431,839 of which $319,335 expires in 2004, $109,556 expires in 2006, $2,948 expires in 2008 and after.

During 2003, 2002, and 2001, Gazprombank provided ruble-denominated loans to various Group subsidiaries for a total of $29,809, $12,817 and $3,818, respectively, bearing interest at the following average rates, respectively: from 13.5% to 14.3%, 20% and 21% p.a., secured by property and equipment. The outstanding balance as of December 31, 2003 is payable in 2004.

During 2003, 2002 and 2001, Sberbank provided a series of ruble-denominated loans and credit facilities to various Group subsidiaries for a total of $62,591, $43,856 and $9,627, bearing interest at the following rates, respectively: from 9.5% to 14%, from 16% to 22%, and from 16% to 19% p.a., respectively, secured by inventory and property and equipment. The balance outstanding of the above loans at December 31, 2003, matures in 2004, 2005 and 2008. In addition, in 2003 Sberbank provided a $1,650 U.S. –dollar-denominated short-term loan bearing interest at 9% p.a. and $2,209 U.S. dollar-denominated long-term loan bearing interest at 11% p.a., secured by equipment, and maturing in 2004 and 2006.

During 2003, 2002 and 2001, UralSib provided a series of ruble-denominated loans and credit facilities to various Group subsidiaries for a total of $10,115, $28,377 and $3,337 bearing interest at rates varying from 11% to 13.5% p.a., from 12% to 23% p.a. and at 21% p.a., respectively, guaranteed by certain Group subsidiaries and secured by their inventory, property and equipment and promissory notes. The outstanding balance of the above loans at December 31, 2003, matures in 2004. In addition, in 2003 Uralsib provided a $1,155 U.S. dollar-denominated short-term loan bearing interest at 9% p.a.

During 2003, 2002 and 2001, Raiffeisenbank provided a $10,000 U.S. dollar-denominated revolving credit line facility to the Group. Balances outstanding at December 31, 2003, 2002, and 2001 were $5,667, $9,967 and $7,004, respectively. Interest charged on the drawn credit line balances varied: in 2003, LIBOR (on average 1.12% in 2003) plus 5% p.a., in 2002, LIBOR (on average 1.45% in 2002) plus 5.5%, in 2001, LIBOR (on average 2.44% in 2001) plus 6% p.a. The credit line was secured by the pledge of the collection rights by CMP from Mechel Trading arising on export sales, plus a guarantee by CMP. In addition, during 2003, Raiffeisenbank provided $7,000 and $1,521 U.S. dollar-denominated short-term loans bearing interest at LIBOR + 4.75% p.a. and 4.47% respectively, secured by inventory and equipment, and a $2,110 Romanian lei denominated loan at the interest rate from 19.5 to 21.25%, secured by inventory. During 2001, a $6,016 dollar-denominated short-term loan provided was bearing a LIBOR plus 5.5% rate p.a.

During 2003, Alfa bank provided U.S. dollar-denominated loans to Group companies for a total of $32,048 bearing interest at rates from 9.5% to 11%, secured by property and equipment. This loan matures in 2004.

During 2003, 2002 and 2001, the Group utilized $52,768, $11,580 and $4,554, respectively, of bank overdraft facility bearing interest from 3.06% to 3.19% in 2003 and interest-free in 2002 and 2001, at BNP Paribas, secured by Mechel Trading cash accounts.

During 2001, the Group obtained a series of short-term U.S. dollar-denominated loans from HillStreet Investments for the total amount of $27,821 and, during 2002, the Group obtained a $4,869 short-term U.S. dollar-denominated loan from HillStreet Investments bearing interest from 6% to 8% p.a. Total balances outstanding at December 31, 2003, 2002 and 2001 were $24,093, $32,690 and $27,821, respectively.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

During 2002 and 2001, Uraltransgas, a subsidiary of Gazprom, the Russian gas monopoly that provides gas to a number of the Group’s subsidiaries, provided long-term financing to the Group in the form of the ruble-denominated non-interest bearing commercial notes payable for a total of $15,060 and $5,877 in 2002 and 2001, respectively. These notes mature in January 2004. Total payable on the notes as of December 31, 2003 and 2002 was $387 and $15,060, respectively.

During 2003, Group companies obtained short-term financing in form of ruble-denominated non-interest bearing promissory notes, on which outstanding balance was $7,958 at December 31, 2003.

Included within the corporate and other commercial debt at December 31, 2002, the Group also had a $14,584 U.S. dollar-denominated payable to Kilosa Enterprises and a $4,661 ruble-denominated payable to Sual Holding, related to the purchase by the Group of KMP shares in December 2002. These debts are interest free and fully repaid at December 31, 2003.

During 2001, the Group issued ruble-denominated non-interest bearing notes payable to Savita, a materials supplier, with the face value of $7,677, which were repaid in 2002. During 2002, the Group issued ruble-denominated non-interest bearing notes payable with the face value of $9,837 maturing on December 31, 2003. As of December 31, 2003 and December 31, 2002, the balance payable was $10,615 and $9,837, respectively. The increase in the balance outstanding in 2003 is due to appreciation of ruble against U.S. dollar (see Note 3(w)).

In connection with the acquisition of COST (see Note 2(f)), an agreement was reached with the Romanian government that included the acknowledgement of debt for outstanding utility bills and other services owed to the Romanian state energy corporations of approximately $44.8 million. This amount is due in 2004-2008. In connection with the purchase accounting for COST, this liability was recorded at its fair value of $20.1 million (based on a discount rate of 24%) and was recorded as debt to Romanian corporate lenders. As of December 31, 2003 and 2002, the balance outstanding approximated $36.9 million and $23.9 million, respectively. If the Group meets all its obligations under the tax agreement with the Romanian government (see Note 13), $27.5 million of the debt can be forgiven.

Bonds

On February 4, 2003, CMP issued 1,000,000 ruble-denominated bonds in an aggregate principal amount of 1 billion rubles (approximately $31 million). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 16.85% p.a. The interest rate for the second, third, and fifth coupon periods is set by the Group and is made public 10 days before the respective coupon period starts. Bondholders are entitled to early redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bonds are guaranteed by SKCC. The obligatory redemption date of the bonds is February 4, 2006. The total commission and issue costs amounted to $332. The balance outstanding at December 31, 2003 was $22,150.

On June 19, 2003, Mechel Trading House issued 3,000,000 ruble-denominated bonds in an aggregate principal amount of 3 billion rubles (approximately $98 million). The bonds were issued at 100% of face value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 11.75% p.a. The interest rate for the second, third and fifth coupon periods is set by the Group and is made public 10 days before the respective coupon period starts. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bondholders have an option to demand repayment of the bonds starting June 19, 2006, with an obligatory redemption date on June 19, 2009.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The total commission and issue costs amounted to $4,295 and are amortized using effective interest method. The balance outstanding at December 31, 2003 was $101,852. The increase in the balance outstanding in 2003 is due to appreciation of ruble against U.S. dollar (see Note 3(w)).

The bond issue costs are amortized to interest expense using the straight-line method which approximates the effective interest rate method. Carrying value of fixed assets pledged under loan agreements amounted to $177,982 and $91,986 as of December 31, 2003 and 2002, respectively. Carrying value of inventories pledged under loan agreements amounted to $51,027 and $23,574 as of December 31, 2003 and 2002, respectively. Carrying value of securities pledged under loan agreements amounted to $5,028 as of December 31, 2003. Accounts receivable pledged as of December 31, 2003 amounted to $25,066.

13.    TAXES AND SOCIAL CHARGES PAYABLE

The balances of taxes, social charges and contributions to the Russian Pension Fund and other obligatory payments owed, including fines and penalties related thereto, are comprised of:

	December 31, 2003	December 31, 2002
Current period taxes and social contributions	124,171	75,884
Restructured prior period taxes and social charges, principal amount	61,696	110,773
Restructured related fines and penalties	60,901	24,697

Total taxes and social charges payable	246,768	211,354

Taxes, social charges and contributions to the Russian Pension Fund and the Agency for State Ownership Administration of Romania (“APAPS”), including restructured amounts with the related fines and penalties, at December 31, 2003, mature as follows:

Payable in:	Restructured related fines and penalties	Restructured prior period taxes and social charges, principal amount	Total:
2004	11,685	14,032	25,717
2005	1,136	8,219	9,355
2006	1,654	13,116	14,770
2007	2,889	8,004	10,893
2008 and thereafter	43,537	18,325	61,862

Total	60,901	61,696	122,597

Included in current period taxes is the accrual for penalties and fines claimed by the tax authorities for income tax liabilities in certain subsidiaries for the preceding periods allegedly underestimated based on varying interpretations of the tax legislation existing during 1999-2002 and as a result of applying certain tax planning strategies in the amount of $25,717, 24,697 and $20,100 as of December 31, 2003, 2002 and 2001, respectively.

Restructured prior period taxes and social charges

Russia

The Group’s subsidiaries entered into agreements with Russian tax and social security authorities from 2000 to 2002 to restructure the amounts and timing of payments of liabilities related to taxes other than

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

income tax (i.e., value added tax and road users tax) and contributions due to the Russian National Pension Fund, both with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities including fines and penalties were overdue and payable with short maturities and were accrued by the Group. Upon conclusion of the restructuring agreements, overdue taxes and charges accrued became payable in equal quarterly installments within six years; and related fines and penalties became payable only if certain conditions were not met. Subject to timely payment of at least 50% of all the restructured principal amounts of taxes and charges within two years on schedule, and the full and timely payment of current taxes being accrued, a 50%-portion of the restructured fines and penalties will be forgiven.

Furthermore, subject to timely payment of the remaining restructured principal amounts of taxes and charges within four years on schedule, and the full and timely payment of current taxes being accrued, the remaining 50% of the restructured fines and penalties will be forgiven. Restructured principal of taxes and charges are subject to interest of 5.5% p.a., payable in equal quarterly installments. Restructured fines and penalties do not bear interest.

Contributions to the Russian Pension Fund and 15% of the related fines and penalties are payable in equal quarterly installments over five years. Subject to full repayment of the restructured principal contributions to the Russian Pension Fund and payment of at least 15% of the fines and penalties accrued within five years, as well as the full and timely payment of current contributions, the remaining 85% of the restructured fines and penalties related to the contributions to the Russian Pension Fund will be forgiven. The restructured principal contributions to the Russian Pension Fund and the related fines and penalties do not bear interest.

Romania

Upon acquisition of COST and Industria Sarmei (see Note 2(f) and (i)), as part of the purchase agreement, APAPS agreed to restructure the liabilities of COST and Industria Sarmei related to taxes payable to the National Social Security Fund and Ministry of Labor and Social Security, along with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities including fines and penalties were overdue and payable with short maturities. Restructured taxes, fines and penalties do not bear interest. Restructured long-term liabilities of COST to state energy corporations, which are due to state budget, are included in long-term debt (Note 12). Upon conclusion of the restructuring agreements, overdue taxes became payable as follows:

Payable in:
2004	2,202
2005	1,954
2006	1,889
2007	1,868
2008 and thereafter	1,805

Total	9,718

The amount payable in 2008 of $1,266, including primarily fines and penalties relating to COST, can be forgiven if COST is in compliance with the current payments schedule for the first four years.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14.    SHAREHOLDERS’ EQUITY

Capital stock

The capital stock of Mechel Steel Group OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 366,178,815 common shares were outstanding as of December 31, 2003 and 2002. As disclosed in Note 1, in the context of the reorganization under common control and based on the presentation of the Group as if it existed for all periods presented since its inception, the number of shares authorized and issued and earnings per share were based on the shares issued to Controlling Shareholders in connection with the formation of the Group in 2003, and that number of shares (less treasury shares) has been treated as outstanding for all periods presented except where capital contributions were made during 2002 and 2001 for which shares have been allocated to those contributions as if issued at that time based upon the number of shares that were issued for the contribution to acquired companies in the common control reorganization as determined in accordance with Russian law.

Additional paid-in capital

The excess of the proceeds from contributions made by the Controlling Shareholders into Mechel’s capital in the form of the shares of various subsidiaries, which equity stakes accumulating to a control interest resulted in purchase business combinations as disclosed in Note 2, over the aggregate par value of Mechel common shares issued was allocated to additional paid-in capital.

Treasury shares

In connection with the reorganization described in Note 1, 16,790,271 common shares were issued to Mechel Trading, a Group subsidiary, in exchange for shares contributed by the Controlling Shareholders and held by Mechel Trading. Consistent with the presentation of common shares as described above, these 16,790,271 shares valued at their aggregate par value have been treated as held in treasury as of December 31, 2003 and 2002, and 993,513 shares at December 31, 2001.

Stock-based compensation

During the year ended December 31, 2003, the Group recorded an issuance of a stock-based compensation award pursuant to an employment contract with one of its executives. The stock-based compensation award entitles the executive to receive 0.6% (2,297,815 shares) of the issued shares of the Group, out of the shares held in treasury. The fair value of the award was estimated at approximately $3,600. The vesting period for the award and the respective stock-based compensation expense commenced on July 1, 2003. The stock-based compensation recognized during the year ended December 31, 2003, was $2,200 and recorded as operating expense.

Distribution of statutory earnings

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% withholding tax in Russia, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Approximately $338,158 was available for dividends as of December 31, 2003, and $45,193 as of December 31, 2002.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Earnings and dividends per share

Net income per common share for all periods presented was determined in accordance with SFAS No. 128, “Earnings per Share”, by dividing income available to shareholders by the weighted average number of shares outstanding during the years ended December 31:

	2003	2002	2001
Net income available to shareholders	143,508	89,253	47,418
Total weighted average number of shares outstanding during the period	366,178,815	333,243,450	225,271,391

Earnings per common share	0.39	0.27	0.21

Total weighted-average number of common shares outstanding during the period is as follows:

Dates outstanding	Shares outstanding	Fraction of period (days)	Weighted- average shares
2001:
Common shares: January 1-December 27	224,106,594	361	221,650,632
Issuance of common shares at December 27	107,281,213

Common shares: December 27-December 31	331,387,807	4	3,631,647
Treasury shares: December 27-December 31	(993,513)	4	(10,888)

Total weighted average shares outstanding during the period			225,271,391

2002:
Common shares: January 1-May 24	331,387,807	144	130,739,299
Issuance of common shares at May 24	162,729

Common shares: May 24-June 14	331,550,536	21	19,075,510
Issuance of common shares at June 14	4,099,903

Common shares: June 14-December 25	335,650,439	194	178,400,507
Issuance of common shares at December 25	47,318,647

Common shares: December 25-December 31	382,969,086	6	6,295,382
Treasury shares: January 1-May 24	(993,513)	144	(391,961)
Treasury shares acquired on May 24	(23,875)

Treasury shares: May 24-December 25	(1,017,388)	215	(599,284)
Treasury shares acquired on December 25	(15,772,883)

Treasury shares: December 25-December 31	(16,790,271)	6	(276,003)

Total weighted average shares outstanding during the period			333,243,450

2003:
Common shares: January 1-December 31	382,969,086	365	382,969,086
Treasury shares: January 1-December 31	(16,790,271)	365	(16,790,271)

Total weighted average shares outstanding during the period	366,178,815		366,178,815

There were no dilutive securities issued during and as of the ends of the years ended December 31, 2003, 2002 and 2001.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Dividends per common share for the years ended December 31, 2003, 2002 and 2001, were $0.07, $0.04 and $0.04, respectively.

Accumulated other comprehensive income

Included in accumulated other comprehensive income at December 31, 2003, was a cumulative translation adjustment of $46,921 arising on the translation of the foreign currency financial statements of the Group consolidated subsidiaries. For the years ended December 31, 2002, and 2001, there were no components in accumulated other comprehensive income.

Stock issued by a subsidiary

In an effort to consolidate outstanding minority interest in certain consolidated subsidiaries, in July 2003, the Group exchanged 3.9% of their equity interest in SKCC for minority interest in subsidiaries of SKCC. The non-monetary exchange was accounted for using the purchase method of accounting and accordingly, the fair value of the stock issued of $4,428, to acquire the minority interests was credited to additional paid in capital.

15.    INCOME TAXES

Income (loss) before income tax, minority interests, discontinued operations, extraordinary gain and change in accounting principle attributable to different jurisdictions was as follows:

	Years ended December 31,
	2003	2002	2001
Russia	177,240	33,263	82,040
Switzerland	28,151	51,791	10,566
Romania	(21,077)	(13,993)	—
Lithuania	(517)	—	—
Kazakhstan	(69)	—	—
Croatia	(10,970)	—	—

Total	172,758	71,061	92,606

	Year ended December 31,
	2003	2002	2001
Current income tax expense
Russia	51,913	23,564	24,277
Lithuania	6	—	—
Romania	15	—	—
Switzerland	2,730	5,144	1,740

	54,664	28,708	26,017
Deferred income tax expense (benefit)
Russia	(8,026)	(24,825)	4,460
Switzerland	3,944	(671)	(293)
Lithuania	(28)	—	—
Kazakhstan	(1)	—	—
Romania	(2,794)	(559)	—

	(6,905)	(26,055)	4,167

Total income tax expense	47,759	2,653	30,184

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Taxes represent the Group’s provision for profit tax. Income tax of Russian subsidiaries is calculated at 24% of taxable profit in 2003 and 2002. Income tax of Swiss subsidiaries is calculated at 10.5% of taxable profit in 2003 and 2002. Income tax of Romanian subsidiary is calculated at 25% of taxable profit in 2003 and 2002. The Group’s Liechtenstein subsidiary is exempt from income tax.

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates (24% for 2003, 2002, and 35% for 2001) to the income before taxes, minority interest, extraordinary items and change in accounting principle, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2003	2002	2001
Theoretical income tax expense computed on income before taxes at Russian statutory rates	41,461	17,055	32,412
Effects of other jurisdictions and permanent differences:
Investments incentive deductions	—	—	(7,889)
Property, plant and equipment basis difference	—	(16,140)	(6,459)
Non-deductible expenses and non-taxable income	11,423	3,109	2,811
Social expenditures	2,406	3,413	122
Change in valuation allowance	(3,375)	—	—
Other permanent differences	(655)	498	955
Different tax rates in foreign jurisdictions	(7,680)	(9,507)	(11,527)
Fines and penalties related to taxes	4,179	4,225	10,526
Change in tax rate	—	—	9,233

Income tax expense, as reported	47,759	2,653	30,184

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

The provisions of SFAS No. 109 prohibit recognition of a deferred tax asset for differences related to assets that, under SFAS No. 52, are remeasured from the local currency into the functional currency using historical exchange rates and that result from (1) changes in exchange rates or (2) indexing for tax purposes. The property, plant and equipment basis difference reflected above for 2002 and 2001 results from this remeasurement and the related difference was recorded as a permanent item in the effective tax rate reconciliation. The remeasurement was required during 2002 and 2001 because Russia was considered a hyperinflationary economy and the functional currency was the U.S. dollar, thus all historical book assets were remeasured at historical exchange rates. The difference generated between the book and tax bases of the assets, as a result of changes in exchange rates or indexing for tax purposes, was not recorded as a temporary difference but rather as a permanent difference. Commencing on January 1, 2003, Russia was no longer considered a hyperinflationary economy and the ruble became the functional currency. This change in functional currency had the effect of removing this bases difference between the book and tax balances for property, plant and equipment and resulted in there being no permanent difference in 2003.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2003	2002
Deferred tax assets, current:
Inventory and product related reserves	4,939	5,209
Bad debt allowance	6,291	2,692
Timing difference in cost recognition	1,695	955
Deferred revenue	—	964
Accrued liabilities	1,098	255
Vacation provision	366	—
Other	303	—

Total deferred tax asset, current	14,692	10,075

Deferred tax assets, non-current:
Net operating loss carry forward	14,016	2,031
Asset Retirement Obligation	986	—
Property, plant and equipment	8,793	15,924
Other	913	—

Total deferred tax assets, non-current	24,708	17,955
Valuation allowance for deferred tax assets	(5,095)	(1,720)

Total deferred tax asset, net	34,305	26,310

	2003	2002
Deferred tax liabilities, current:
Timing difference in revenue recognition	15,006	18
Timing difference in cost recognition	1,559	414
Inventory and product related services	2,443	—
Bad debts provision	1,434	—
Other	575	—

Total deferred tax liabilities, current	21,017	432

Deferred tax liabilities, non-current:
Property, plant and equipment	78,195	87,747
Mineral reserves	34,875	22,005
Long-term debt	8,877	21,470
Investments	365	—
Other	773	—

Total deferred tax liabilities, non-current	123,085	131,222

Total deferred tax liability	144,102	131,654

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. For Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred in 2002 and 2003, which may be carried forward for use against their future income

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

within 10 years. Their use is restricted to a maximum of 30% of taxable income of the respective subsidiary of the Group. Tax loss carry forwards may be eroded by future devaluation of the ruble. As of December 31, 2003, for Russian income tax purposes, the subsidiaries of the Group had tax losses available to carry forward of approximately $57,168, expiring as follows:

December 31, 2007	2,072
December 31, 2008	2,451
December 31, 2009	2,040
December 31, 2010	1,104
December 31, 2011	—
December 31, 2012	41,429
December 31, 2013	8,072

Total loss carry forward	57,168

16.    TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated income statements comprise the following:

	Years ended December 31,
	2003	2002	2001
Property and land tax	24,458	14,616	1,972
Road users tax	50	11,919	4,054
VAT	2,898	—	—
Other taxes and penalties	17,311	3,837	707

Total taxes other than income tax	44,717	30,372	6,733

17.    GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses comprise the following:

	Years ended December 31,
	2003	2002	2001
Personnel and social contributions	67,745	25,170	7,448
Social expenses	13,900	9,874	3,131
Fixed assets disposals	4,111	2,304	(898)
Audit and consulting servises	10,022	556	199
Depreciation	7,890	6,255	598
Rent	6,800	5,135	963
Banking charges and services	2,102	3,599	3,408
Other	33,009	15,266	7,859

Total general, administrative and other operating expenses	145,579	68,159	22,708

Rent represents expenses related to the lease of premises. The Group has annual renewable contracts for lease of the premises.

18.    SEGMENTAL INFORMATION

The Group has two reportable business segments:    steel and mining. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes, minority interest and extraordinary items.

Segmental information for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Steel	Mining	2003	Steel	Mining	2002	Steel	Mining	2001
Revenues from external customers	1,636,145	413,943	2,050,088	1,011,537	302,612	1,314,149	679,755	339,971	1,019,726
Intersegment revenues	42,250	185,813	228,063	39,017	69,604	108,621	559	—	559
Gross margin	431,015	179,020	610,035	249,073	117,549	366,622	133,429	165,208	298,637
Gross margin*, %	25.7%	29.8%	26.8%	23.7%	31.6%	25.8%	19.6%	48.6%	29.3%
Depreciation, depletion and amortization	67,272	34,417	101,689	49,728	29,045	78,773	154	13,224	13,378
Operating income	129,326	63,450	192,776	54,732	34,412	89,144	155	104,627	104,782
Interest income	2,175	117	2,292	3,441	1,036	4,477	417	36	453
Interest expense	38,363	10,165	48,528	30,416	6,357	36,773	11,708	2,818	14,526
Segment assets	1,188,463	646,046	1,834,509	966,288	421,090	1,387,378	704,639	411,834	1,116,473
Capital expenditures	56,579	66,639	123,218	27,365	40,573	67,938	1,757	47,790	49,547
Income tax benefit (expense)	(26,186)	(21,573)	(47,759)	4,673	(7,328)	(2,655)	(8,038)	(22,146)	(30,184)
Extraordinary gain	5,740	—	5,740	—	1,388	1,388	—	1,252	1,252

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

The following table presents the Group’s revenues segregated between domestic and export sales. Domestic represents sales by a production subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross border sales by a subsidiary regardless of its location and sales.

	2003	2002	2001
Domestic:
Russia	1,002,202	628,863	496,534
Other	132,301	21,077	—

Total	1,134,503	649,940	496,534
Export	915,585	664,209	523,192

Total revenue, net	2,050,088	1,314,149	1,019,726

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years were as follows:

	2003	2002	2001
Russia	1,002,202	628,863	496,534
Europe	661,584	374,877	287,157
Asia	292,911	263,326	159,806
CIS	9,398	22,580	1,982
Middle East	53,574	16,225	52,535
USA	9,446	2,384	205
Other Regions	20,973	5,894	21,507

Total	2,050,088	1,314,149	1,019,726

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The majority of the Group’s long-lived assets are located in Russia. The carrying amount of net assets/(liabilities) pertaining to the Group’s major operation located outside Russia as of December 31, is as follows:

	2003	2002
Switzerland/Liechtenstain	79,388	46,778
Romania	41,763	18,390
Croatia	(624)	—

Due to the high number of customers there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue, except for our sales to Glencore International, Inc. (steel segment products), which comprised: 12%, 18% and 23% of our steel segment revenue in 2003, 2002 and 2001, respectively.

19.    COMMITMENTS AND CONTINGENCIES

Commitments

In the course of carrying out its operations and other activities, the Group and its subsidiaries enter into various agreements, which would require the Group to invest in or provide financing to specific projects or undertakings. In management’s opinion, these commitments are entered into under standard terms, which are representative of each specific project’s potential and should not result in an unreasonable loss.

In the course of acquisition of various subsidiaries (see Note 2), the Group undertook certain commitments in respect of future capital expenditures connected with the development of production facilities. The Group committed to make the investment for the development of the production facilities and improvements of the environmental compliance in Industria Sarmei, for the total of approximately $22,659, during a period of five years from the date of acquisition. The Group committed to make the investment for the development of the production facilities in COST, for the total of approximately $21,072, during a period of five years from the date of acquisition. The Group committed to make the investment for the development of the production facilities in Mechel Zeljezara, for the total of approximately $8,600, during a period of five years from the date of acquisition. As of December 31, 2003, the total of unfulfilled commitments is approximately $50,711. Also the Group committed to maintain workforce level at COST, Industria Sarmei and Mechel Zeljezara for five years.

Contingencies

(a)    General

The Russian economy continues to display certain traits consistent with that of an economy in transition. These characteristics include periods of high inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly affected by the government’s continued actions with regard to administrative, legal, and economic reforms.

(b)    Taxation

The Group is subject to taxation to the largest extent in Russia, and secondarily in other jurisdictions. The Russian tax system continues to evolve. Applicable taxes include value-added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

in 2002 and previous years were not always clearly drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems. In Russia, generally, tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three-year period.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate.

In other tax jurisdictions where the Group conducts operations or holds shares, taxes are generally charged on the income arising in that jurisdiction. In some jurisdictions agreements to avoid double taxation are signed between different jurisdictions; however, the risk of additional taxation exists, especially in respect of certain domiciles where some of the Group entities are located and which are considered to be tax havens.

As of December 31, 2003, the Group does not believe that any other material matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

(c)    Litigation, claims and assessments

The Group is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Group’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than those described in Note 13, would not have a material effect upon the financial condition, results of operations or liquidity of the Group.

The Group operates in a number of different jurisdictions with varying legal systems and regimes, including developing markets with evolving fiscal and regulatory environments.

The Russian legal system, which affects most of the Group’s subsidiaries, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Group’s financial condition or future results of operations.

The Group’s operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Group could have a significant impact on the Group’s ability to continue operations.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(d) Guarantees

The Group has guaranteed the fulfillment of obligations of third parties under various debt agreements for the total amount of $4,034. The guarantees given for loans received by various entities amounted to $3,436 and the guarantees given for loans obtained by employees of the Group amounted to $598. In case if the guarantee fails to fulfill its obligations under the loan agreement the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due. Maximum potential amount of future payments under the guarantees given amounted to $4,034.

(e)    Environmental

In the course of the Group’s operations, the Group may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will have a material adverse effect on its financial position and results of operations.

20.    SUBSEQUENT EVENTS

(a)    Acquisitions

Port Posiet

On February 11, 2004, the Group acquired 80.0% of the common shares of Port Posiet, a cargo port located in Russia’s Far East on the Sea of Japan, for $30,000 in cash. The acquisition of Port Posiet will be accounted for using the purchase method of accounting. The results of operations of Port Posiet will be included in the consolidated financial statements from the date of acquisition of control, February 11, 2004. The following table summarizes on a preliminary basis the fair values of net assets acquired at the date of acquisition:

February 11, 2004
Cash and cash equivalents	34
Other current assets	530
Property, plant and equipment	5,361
Current liabilities	(377)
Long-term liabilities	(207)
Deferred income taxes	(1,010)

Fair value of net assets acquired	4,331
Goodwill	26,534
Minority’s share in net assets	(865)

Total investment	30,000

As of June 30, 2004, the Group has not finalized its purchase price allocation for the acquisition of Port Posiet.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Izhstal

In January-February 2004, the Group acquired a 15.35% interest in Izhstal, a producer of semi-finished steel products, carbon and specialty steel products and forgings, similar to those of the Group, on the open market for $508 in cash. On May 14, 2004, the Group acquired an additional 26.9% interest from the government for $17,264 in cash, and a 17.17% interest from the management of Izhstal for $5,671 in cash. During May 2004 the Group acquired an additional 2.19% interest by buying shares on the open market for $1,694 in cash. Thus, by the end of May 2004, the Group had accumulated 61.61% of Izhstal voting stock and had paid a total of $25,137 in cash.

The acquisition of Izhstal was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $75,040 of the amounts that otherwise would have been assigned to property, plant and equipment, in accordance with SFAS No. 141, “Business Combinations”. The results of operations of Izhstal will be included in the consolidated financial statements from the date of acquisition of control, May 14, 2004.

The following table summarizes on a preliminary basis the fair values of net assets acquired and liabilities assumed at the date of acquisition.

May 14, 2004
Cash and cash equivalents	2,396
Other current assets	35,134
Property, plant and equipment	96,876
Current liabilities	(46,854)
Long-term liabilities	(5,446)
Deferred income taxes	(10,122)

Fair value of net assets acquired	71,984
Minority’s share in net assets	(46,847)

Total investment	25,137

As of June 30, 2004, the Group has not finalized its purchase price allocation for the acquisition of Izhstal.

Gorbachev Mine

On May 7, 2004, the Group acquired the property complex of Gorbachev mine and rights for mining operations for $1,600 in cash. Gorbachev mine is an underground coal mine containing primarily coking coal located in Kazakhstan, neighboring to the recently acquired Mechel Coal Reserves, a Group’s 100% subsidiary. The acquisition of Gorbachev mine was accounted for as an acquisition of an asset as it did not constitute a business.

Invest Coal

On June 17, 2004, the Group acquired 100% of Invest Coal for $3,275 in cash. Invest Coal owns licenses for mineral reserves extension, mostly in the area surrounding one of the Group’s coal mines. The acquisition of Invest Coal facilitates the extraction of mineral reserves of that coal mine. The acquisition of Invest Coal was accounted for as an acquisition of an asset as it did not constitute a business.

Mechel Steel Group OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Mechel Energo

On February 3, 2004, the Group acquired the assets of REK Energosbyt, later re-named Mechel Energo, an emerging energy trader in Siberia and Eastern Russia, whose primary asset was a license to operate in the wholesale segments of the Russian electricity market, for $2,005, comprised of $1,735 paid with promissory notes and $270 paid in cash. The acquisition of Mechel Energo was accounted for as an acquisition of an asset as it did not constitute a business. The license was recorded as an intangible asset and is being amortized over five years.

BMP

On March 19, 2004, the Group purchased an additional 10.77% of the common shares of BMP for $261 in cash. As a result, the Group increased its interest in BMP to 90.24%. The purchase of a minority interest in BMP will be accounted for using the purchase method of accounting and recorded in the consolidated financial statements for the year ended December 31, 2004. As of June 30, 2004, the Group has not finalized its purchase price allocation for the acquisition of additional shares of BMP.

Chelyabenergo

From April through June 2004, the Group acquired 4.97% of Chelyabenergo, an electrical energy produces in the Chelyabinsk region, for $9,314 in cash.

(b)    Dividends

The Group declared a dividend of $5,200 on June 24, 2004.

Mechel Steel Group OAO

INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share amounts)	Notes	June 30, 2004	December 31, 2003
		(unaudited)
ASSETS
Cash and cash equivalents		$63,511	$19,303
Accounts receivable, net of allowance for doubtful accounts of $21,922 as of June 30, 2004, and $23,312 as of December 31, 2003, respectively		116,038	90,930
Due from related parties		22,851	28,530
Inventories	3	466,774	361,823
Deferred cost of inventory in transit		55,858	29,554
Deferred income taxes		6,326	10,558
Prepayments and other current assets		257,652	171,443

Total current assets		989,010	712,141

Long-term investments in related parties		60,300	52,943
Other long-term investments		15,562	15,069
Due from related parties		3,681	—
Intangible assets	2	4,296	—
Property, plant and equipment, net		1,065,296	883,636
Mineral licenses, net		161,097	160,106
Deferred income taxes		5,055	5,212
Goodwill	2	31,936	5,402

Total assets		$2,336,233	$1,834,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current maturities of long-term debt	5	$385,371	$342,093
Accounts payable and accrued expenses:
Advances received		102,793	74,420
Accrued expenses and other current liabilities		71,541	63,444
Taxes and social charges payable		153,691	149,889
Trade payable to vendors of goods and services		207,968	144,579
Due to related parties		10,092	13,887
Asset retirement obligation	4	4,540	1,995
Deferred income taxes		21,418	16,883
Deferred revenue		70,927	52,915

Total current liabilities		1,028,341	860,105

Restructured taxes and social charges payable, net of current portion		81,744	96,879
Long-term debt, net of current portion	5	152,583	122,311
Asset retirement obligations, net of current portion	4	19,023	11,942
Deferred income taxes		109,286	108,684
Other long-term liabilities		720	1,418
Commitments and contingencies	8	—	—
Minority interests		238,633	184,344

SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 382,969,086 shares issued and 368,476,630 and 366,178,815 shares outstanding as of June 30, 2004 and December 31, 2003)	6	121,935	121,935
Treasury shares, at cost		(4,614)	(5,346)
Additional paid-in capital		93,327	92,659
Accumulated other comprehensive income		53,287	46,921
Retained earnings		441,968	192,657

Total shareholders’ equity		705,903	448,826

Total liabilities and shareholders’ equity		$2,336,233	$1,834,509

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

INTERIM CONSOLIDATED INCOME STATEMENTS

		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share amounts)	Notes	2004 (unaudited)	2003 (unaudited)
Revenue, net (including related party amounts of $33,950 and $99,540 during six months 2004 and 2003, respectively)	7	$1,630,063	$930,595
Cost of goods sold (including related party amounts of $ 6,279 and $106,697 during six months 2004 and 2003, respectively)		(985,370)	(647,809)

Gross margin		644,693	282,786

Selling, distribution and operating expenses:
Selling and distribution expenses		(173,571)	(107,981)
Taxes other than income tax		(25,372)	(22,972)
Accretion expense		(1,828)	(1,106)
Provision for doubtful accounts		(303)	(6,319)
General, administrative and other operating expenses		(94,513)	(55,052)

Total selling, distribution and operating expenses		(295,587)	(193,430)

Operating income		349,106	89,356

Other income and (expense):
Income from equity investments		2,595	826
Interest income		1,125	100
Interest expense		(30,022)	(20,247)
Other income, net		10,635	10,576
Foreign exchange gain		3,037	2,879

Total other income and (expense), net		(12,630)	(5,866)

Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principles		336,476	83,490

Income tax expense		(74,100)	(23,135)
Minority interest in (income)/loss of subsidiaries		(7,920)	6,632

Income from continuing operations		254,456	66,987
Loss from discontinued operations, net of tax		—	(1,317)
Extraordinary gain, net of tax		—	5,740
Change in accounting principle, net of tax		—	(3,670)

Net income		$254,456	$67,740

Currency translation adjustment		7,149	31,877

Adjustment of available for sale securities		(783)	—

Comprehensive income		$260,822	$99,617

Basic and diluted earnings per share:
Earnings per share from continuing operations		$0.69	$0.18
(Loss) per share effect of discontinued operations		—	(0.00)
Earnings per share effect of extraordinary gain		—	0.02
Earnings per share effect of a change in accounting principle		—	(0.01)

Net income per share		$0.69	$0.18

Dividends declared per share		$0.01	$0.00

Weighted average number of shares outstanding	6	367,150,968	366,178,815

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(in thousands of U.S. dollars)	2004	2003
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$254,456	$67,740
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	50,577	39,643
Depletion and amortization	11,663	6,542
Foreign exchange gain	(3,037)	(2,879)
Deferred income taxes	(2,787)	(3,062)
Provision for doubtful accounts	303	6,319
Inventory write down	1,559	1,912
Accretion expense	1,828	1,106
Minority interest	7,920	(6,632)
Effect of change in accounting principle	—	3,670
Income from equity investments	(2,595)	(826)
Non-cash interest on long-term tax liabilities	7,181	1,040
(Gain) loss on sale of property, plant and equipment	(689)	779
Loss (gain) on sale of short-term investments	890	(921)
Gain on forgiveness of fines and penalties	(18,007)	(4,040)
Stock based compensation expense	1,400	—
Amortization of capitalized costs on bonds issue	767	47
Extraordinary gain	—	(5,740)
Changes in current assets and liabilities, net of effects from acquisition of new subsidiaries:
Accounts receivable	(13,127)	9,434
Inventories	(78,644)	(68,763)
Trade payable to vendors of goods and services	44,184	8
Advances received	14,842	8,133
Accrued taxes and other liabilities	3,146	54,789
Settlements with related parties	(2,132)	(35,381)
Current assets and liabilities of discontinued operations	—	(4,466)
Deferred revenue and cost of inventory in transit, net	(8,298)	8,299
Other current assets	(63,440)	(33,216)

Net cash provided by operating activities	207,960	43,535

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(53,142)	(14,967)
Acquisition of minority interest in subsidiaries	(1,082)	(29,232)
Investments in other non-marketable securities	(13,620)	(851)
Proceeds from disposal of long-term investments	246	24,532
Proceeds from disposals of property, plant and equipment	1,353	2,360
Purchases of property, plant and equipment	(141,560)	(31,805)

Net cash used in investing activities	(207,805)	(49,963)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	634,292	610,090
Repayment of short-term borrowings	(574,417)	(685,087)
Dividends paid to minority interest	(285)	—
Proceeds from long-term debt	2,397	98,850
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(18,144)	(4,691)

Net cash provided by financing activities	43,843	19,162

Effect of exchange rate changes on cash and cash equivalents	210	333

Net increase in cash and cash equivalents	44,208	13,067

Cash and cash equivalents at beginning of period	19,303	5,668

Cash and cash equivalents at end of period	$63,511	$18,735

Supplementary cash flow information:
Assumption of debt in business combination	$—	$2,673

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts) (unaudited)	Common shares		Treasury shares		Additional paid-in-capital	Accumulated other comprehensive income	Retained earnings	Total
	Shares	Amount	Shares	Amount
Balances as of December 31, 2003	382,969,086	$121,935	(16,790,271)	$(5,346)	$92,659	$46,921	$192,657	$448,826
Net income	—	—	—	—	—	—	254,456	254,456
Dividends	—	—	—	—	—	—	(5,145)	(5,145)
Cumulative translation adjustment	—	—	—	—	—	7,149	—	7,149
Adjustment of available for sale securities	—	—	—	—	—	(783)	—	(783)
Stock based compensation	—	—	2,297,815	732	668	—	—	1,400

Balances as of June 30, 2004	382,969,086	$121,935	(14,492,456)	$(4,614)	$93,327	$53,287	$441,968	$705,903

See accompanying notes to consolidated financial statements

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

As of June 30, 2004 and for the six months period then ended

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.    GENERAL

The accompanying unaudited interim consolidated financial statements have been prepared by Mechel Steel Group OAO (“Mechel”) and its subsidiaries (collectively, referred to herein as the “Group”) pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and disclosures normally included in the footnotes to annual consolidated financial statements have been condensed or omitted pursuant to such rules and regulations, but resultant disclosures are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as they apply to interim reporting. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, and the notes thereto. The balance sheet at December 31, 2003, has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. In the opinion of Mechel’s management, the accompanying unaudited interim consolidated financial statements contain all adjustments necessary to fairly present the consolidated financial position of the Group as of June 30, 2004, and the consolidated statements of income and cash flows for the six months ended June 30, 2004 and 2003. The income and cash flows for the six months ended June 30, 2004, are not necessary indicative of the income or cash flows to be expected for the full year.

2.    ACQUISITIONS, INVESTMENTS AND DISPOSALS

Port Posiet

On February 11, 2004, the Group acquired 80.04% of the common shares of Port Posiet, a cargo port located in Russia’s Far East on the Sea of Japan, for $30,000 in cash. The primary reason for the acquisition was our intention to selectively expand our internal logistics capabilities, currently centered on our railway freight and forwarding company. Through the acquisition of Port Posiet, located on the Sea of Japan, we try to optimize our transportation expenses. We intend to ship primarily our coking coal concentrate, as well as steel products, to Asia through this port. No sea ports were readily available on the market, due to this fact and because most of the ports in the area of Far East are controlled either by our competitors or independent transportation companies we had to pay a premium in order to acquire Port Posiet. The premium paid resulted in positive goodwill, none of which will be deductible for income tax purposes. The Port Posiet is included in the mining segment as the majority of its activity relate to movement of coal and coking coal concentrate.

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

The acquisition of Port Posiet was accounted for using the purchase method of accounting. The results of operations of Port Posiet are included in the consolidated financial statements from the date of acquisition of control, February 11, 2004. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

February 11, 2004
Cash and cash equivalents	34
Other current assets	530
Property, plant and equipment	5,361
Current liabilities	(377)
Long-term liabilities	(207)
Deferred income taxes	(1,010)

Fair value of net assets acquired	4,331
Goodwill	26,534
Minority’s share in net assets	(865)

Total investment	30,000

BMP

On March 19, 2004, the Group purchased an additional 10.77% of the common shares of BMP for $261 in cash. As a result, the Group increased its interest in BMP to 90.24%. The purchase of a minority interest in BMP is accounted for using the purchase method of accounting and recorded in the consolidated financial statements for the period ended June 30, 2004.

Gorbachev Mine

On May 7, 2004, the Group acquired the property complex of Gorbachev mine and rights for mining operations for $1,600 in cash. Gorbachev mine is an underground coal mine containing primarily coking coal located in Kazakhstan, neighboring to the recently acquired Mechel Coal Reserves, a Group’s 100% subsidiary. The acquisition of Gorbachev mine was accounted for as an acquisition of an asset as it did not constitute a business.

Chelyabenergo

From April through June 2004, the Group acquired 4.97% of Chelyabenergo, an electrical energy producer in the Chelyabinsk region, for $9,314 in cash. This investment is classified as available for sale securities.

Izhstal

In January-February 2004, the Group acquired a 15.35% interest in Izhstal, a producer of semi-finished steel products, carbon and specialty steel products and forgings, similar to those of the Group, for $508 in cash. On May 14, 2004, the Group acquired an additional 26.9% interest from the government for $17,264 in cash, and a 17.17% interest from the management of Izhstal for $5,671 in cash. During May 2004 the Group acquired an additional 2.19% interest by buying shares on the open market for $1,694 in cash. Thus, by the end of May 2004 the Group had accumulated 61.61% of Izhstal voting stock and had paid a total of $25,137 in cash. The acquisition of Izhstal was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $75,040 of the amounts that otherwise would have

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

been assigned to property, plant and equipment, in accordance with SFAS No. 141, “Business Combinations”. The results of operations of Izhstal are included in the consolidated financial statements from the date of acquisition of control, May 14, 2004. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

May 14, 2004
Cash and cash equivalents	2,396
Other current assets	35,134
Property, plant and equipment	96,876
Current liabilities	(46,854)
Long-term liabilities	(5,446)
Deferred income taxes	(10,122)

Fair value of net assets acquired	71,984
Minority’s share in net assets	(46,847)

Total investment	25,137

Invest Coal

On June 17, 2004, the Group acquired 100% of Invest Coal for $3,275 in cash. Invest Coal owns licenses for mineral reserves extension, mostly in the area surrounding one of the Group’s coal mines. The acquisition of Invest Coal facilitates the extraction of mineral reserves of that coal mine. The acquisition of Invest Coal was accounted for as an acquisition of an asset as it did not constitute a business.

Mechel Energo

On February 3, 2004, the Group acquired the assets of REK Energosbyt, later re-named Mechel Energo, an emerging energy trader in Siberia and Eastern Russia, whose primary asset was a license to operate in the wholesale segments of the Russian electricity market, for $2,005, comprised of $1,735 paid with promissory notes and $270 paid in cash. The acquisition of Mechel Energo was accounted for as an acquisition of an asset as it did not constitute a business. The license was recorded as an intangible asset and is being amortized over five years.

Magnitogorsk Iron and Steel Works (MMK)

The Group has an investment in MMK shares and participates in the board of directors. The Group has increased its investment in MMK through acquisition of 0.21% of non-voting preferred shares and 0.05% of common shares for the total of $4,054 during the six months ended June 30, 2004. As a result, the Group subsidiaries owned 16.95% of ordinary shares and 12.18% of preferred shares at June 30, 2004 with the cost of $53,697.

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

Pro forma condensed consolidated income statement data

The following unaudited pro forma condensed consolidated income statement information for (i) six months ended June 30, 2004, gives effect to the business combinations that occurred in 2004, as if they had occurred at the beginning of 2004 and (ii) six months ended June 30, 2003, gives effect to the business combinations that occurred in 2004 and 2003, as if they had occurred at the beginning of 2003:

	Six months ended June 30, 2004	Six months ended June 30, 2003
Revenue, net	1,699,704	1,042,473
Income from continuing operations	257,749	55,667
Net income	257,749	56,420
Net income per share	0.70	0.15

These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

3.    INVENTORIES

Inventories are comprised of:

	June 30, 2004 (unaudited)	December 31, 2003
Finished goods	129,489	122,208
Raw materials and purchased parts	249,538	179,703
Work in process	87,747	59,912

Total inventories	466,774	361,823

4.    ASSET RETIREMENT OBLIGATIONS (ARO)

The following table presents the movements in ARO for the six months ended June 30, 2004 and 2003.

Asset retirement obligation	June 30, 2004 (unaudited)	June 30, 2003 (unaudited)
Balance at beginning of the period	(13,937)	(9,262)

Liabilities incurred in the current period	(8,318)	(662)
Liabilities settled in the current period	650	—
Accretion expense	(1,828)	(1,106)
Revision in estimated cash flow	—	—
Translation and other	(130)	(33)

Balance at end of the period	(23,563)	(11,063)

Liabilities incurred in the six months ended June 30, 2004 arose from the acquisition of Izhstal of $5,139, the property complex of Gorbachev mine of $2,492 and other operating assets.

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

5.    DEBT

The most significant changes in outstanding debt balances between December 31, 2003 and June 30, 2004 were as follows:

During the six months ended June 30, 2004, Sberbank provided a series of ruble-denominated short-term loans and credit facilities to various Group subsidiaries, bearing interest at rates varying from 6% to 16% p.a., secured by inventory, property and equipment. At June 30, 2004 and December 31, 2003, the balance outstanding was $74,768 and $62,591, respectively. Sberbank also provided a U.S. dollar-denominated loan of $3,644 payable in 2006, secured by property and equipment and bearing interest at a rate of 11% p.a.

During the six months ended June 30, 2004, UralSib provided a series of ruble-denominated loans and credit facilities to various Group subsidiaries, bearing interest at rates varying from 5% to 11% p.a., guaranteed by certain Group subsidiaries and secured by their property and equipment. At June 30, 2004 and December 31, 2003 the balance outstanding was $40,905 and $10,115, respectively.

During the six months ended June 30, 2004, Gazprombank provided a U.S. dollar-denominated short-term loan of $31,000, bearing interest at 8.9% p.a. and secured by inventory, plant and equipment.

During the six months ended June 30, 2004, the Group repaid its U.S. dollar-denominated credit line facilities to Alfa bank in the total amount of $32,048.

During the six months ended June 30, 2004, the Group increased its bank overdraft facility balance from $52,768 to $67,936. The facility opened at BNP Paribas bears interest at 3% p.a. as of June 30, 2004, and is secured by Mechel Trading cash accounts.

During the six months ended June 30, 2004, Cargill USA provided a U.S. dollar-denominated short-term loan of $10,000, bearing interest at 7.25% p.a. and secured by inventory.

During the six months ended June 30, 2004 and the year ended December 31, 2003, Raiffeisenbank provided a $10,000 U.S. dollar-denominated revolving credit line facility to the Group. Balances outstanding at June 30, 2004, and December 31, 2003 were $1,461 and $5,667, respectively. Interest charged on the drawn credit line balances varied: during six months of 2004 at 4.45% p.a., in 2003, LIBOR (on average 1.12% in 2003) plus 5% p.a. The credit line was secured by the pledge of the collection rights by Chelyabinsk Metallurgical Plant (“CMP”) from Mechel Trading arising on export sales.

6.    SHAREHOLDERS’ EQUITY

Dividends

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% withholding tax in Russia, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Approximately $426,965 was available for dividends as of June 30, 2004.

On June 24, 2004, Mechel declared a dividend of 149 million rubles (approximately $5,145), of which none was paid as of September 20, 2004.

Stock based compensation

During the year ended December 31, 2003, the Group recorded an issuance of a stock-based compensation award pursuant to an employment contract with one of its executives. The stock-based

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

compensation award entitles the executive to receive 0.6% (2,297,815 shares) of the issued shares of the Group, out of the shares held in treasury. The fair value of the award was estimated at approximately $3,600. The vesting period for the award and the respective stock based compensation expense commenced on July 1, 2003. The stock-based compensation recognized during the six months ended June 30, 2004 was $1,400 and recorded as an operating expense. On April 15, 2004, the stock option was exercised and satisfied through the issuance of treasury stock.

The Group does not present pro forma disclosures of results of operations as if the fair value method had been applied, as the result would be substantially the same compared to intrinsic method applied in accordance with APB Opinion No. 25.

Earnings per share

Net income per common share for all periods presented was determined in accordance with SFAS No. 128, “Earnings per Share”, by dividing income available to shareholders by the weighted average number of shares outstanding during the six months periods ended June 30, 2004 and 2003:

	June 30, 2004 (unaudited)	June 30, 2003 (unaudited)
Net income available to shareholders	254,456	67,740

Total weighted average number of shares outstanding during the period	367,150,968	366,178,815

Earnings per common share	0.69	0.18

7.    INCOME TAXES

The provision for taxes based on income for the 2004 and 2003 interim periods was computed in accordance with Interpretation No. 18 of APB Opinion No. 28 on reporting taxes for interim periods and was based on projections of total year pretax income. The effective tax rate for the six months ended June 30, 2004 was 22%, compared to 27.7% for the same period in the prior year. In 2004, the primary difference between the effective rate of 22% and the Russian statutory rate of 24% relates to recognition of $18.0 million of income that is non-taxable and more income being generated in jurisdictions having a lower tax rate. The difference between the effective and statutory tax rates for 2003 is the result of significant non-deductible expenses.

8.    SEGMENTAL INFORMATION

The Group has two reportable business segments:    steel and mining. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes, minority interest and extraordinary items.

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

Segmental information for the six months ended June 30, 2004 and 2003 is as follows:

	Steel	Mining	2004 (unaudited)	Steel	Mining	2003 (unaudited)
Revenues from external customers	1,267,754	362,309	1,630,063	759,693	170,902	930,595
Intersegment revenues	40,149	160,285	200,434	19,153	80,125	99,278
Gross margin	343,785	300,908	644,693	206,029	76,757	282,786
Gross margin*, %	26	58	40	26	31	30
Depreciation, depletion and amortization	36,574	25,666	62,240	32,490	13,695	46,185
Operating income	163,714	185,392	349,106	60,882	28,474	89,356
Interest income	677	448	1,125	58	42	100
Interest expense	23,460	6,562	30,022	17,638	2,609	20,247
Segment assets	1,567,578	768,655	2,336,233	1,155,847	488,755	1,644,602
Capital expenditures	90,447	35,420	125,867	2,781	35,250	38,031
Income tax expense	55,163	18,937	74,100	12,741	10,394	23,135
Extraordinary gain	—	—	—	5,740	—	5,740

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

The following table presents the Group’s revenues segregated between domestic and export sales. Domestic represents sales by a production subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	Six months ended June 30,
	2004 (unaudited)	2003 (unaudited)
Domestic:
Russia	631,590	457,305
Other	99,481	39,141

Total	731,071	496,446

Export	898,992	434,149

Total revenue, net	1,630,063	930,595

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the six months ended June 30, 2004 and 2003 were as follows:

	Six months ended June 30,
	2004 (unaudited)	2003 (unaudited)
Russia	631,590	457,305
Europe	575,824	236,515
Asia	272,160	71,347
CIS	81,629	58,719
Middle East	21,699	39,318
USA	32,744	36,373
Other Regions	14,417	31,018

Total	1,630,063	930,595

Due to the high number of customers there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue, except for the Group’s sales to Glencore International, Inc. (steel segment products), which comprised 13% of the Group’s total revenue for the six month periods ended June 30, 2004 and 2003, respectively.

9.    COMMITMENTS AND CONTINGENCIES

Commitments

In the course of carrying out its operations and other activities, the Group and its subsidiaries enter into various agreements, which would require the Group to invest in or provide financing to specific projects or undertakings. In management’s opinion, these commitments are entered into under standard terms, which are representative of each specific project’s potential and should not result in an unreasonable loss.

In the course of acquisition of various subsidiaries in 2002 and 2003, the Group undertook a number of commitments in respect of future capital expenditures connected with the development of production facilities. The Group committed to make the investment for the development of the production facilities and improvements of the environmental compliance in Industria Sarmei, for the total of approximately $22,659, during a period of five years from the date of acquisition. The Group committed to make the investment for the development of the production facilities in COST, for the total of approximately $21,072, during a period of five years from the date of acquisition. As of June 30, 2004, the total of unfulfilled commitments is approximately $33,157. Also the Group committed to maintain workforce level at COST and Industria Sarmei for five years.

Contingencies

(a)    Guarantees

The Group has guaranteed the fulfillment of obligations of third parties under various debt agreements for the total amount of $4,376. The guarantees given for loans received by various entities amounted to $3,665 and the guarantees given for loans obtained by employees of the Group amounted to $711. If the primary obligor fails to fulfill its obligations under the loan agreement, the Group will have to repay the outstanding amount under the debt agreement with all interests, fines and penalties due. The maximum potential amount of future payments under the guarantees given amounted to $4,376 at June 30, 2004.

Mechel Steel Group OAO

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (continued)

(b)    Environmental

In the course of the Group’s operations, the Group may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will have a material adverse effect on its financial position and results of operations.

(c)    Taxation

Constitutional Court Resolution

In July 2004, Resolution No. 169-O of the Constitutional Court of the Russian Federation dated April 8, 2004 has become publicly available. The resolution has the possible effect of deferring the timing in which the Company is able to offset input VAT to the extent the creation of such VAT is deemed to be attributable to the utilization of borrowed funds. In the event local taxing authorities would assert and successfully defend such an interpretation in arbitration courts, the result could have a material adverse impact on the Company’s financial condition. As of September 20, 2004, management is unable to predict the outcome of this uncertainty.

10.    SUBSEQUENT EVENTS

Mechel Zeljezara

On September 14, 2004, in connection with the decision of management of the Group to discontinue involvement in Croatia, Mechel Trading, Mechel Zeljezara, and Zeljezara Sisak, concurrently concluded two agreements relating to the assets and employees acquired by Mechel Zeljezara from Zeljezara Sisak. Pursuant to the first agreement, Zeljezara Sisak, the original seller of the assets to Mechel Zeljezara, assigned its rights and obligations under the original asset purchase agreement to the Croatian Privatization Fund. Pursuant to the second agreement, all parties terminated the original purchase agreement, subject to the following conditions: (1) transfer by Mechel Zeljezara to the Croatian Privatization Fund of the assets acquired by Mechel Zeljezara and the employees of the plant; (2) donation by Mechel Zeljezara of spare parts in the amount of $1,798 to the Croatian Privatization Fund; (3) the redemption by the Croatian government of a bank guarantee given to it pursuant to the original purchase agreement in the amount of $4,316; and (4) waiver of any and all claims against Mechel Trading and Mechel Zeljezara. Mechel Zeljezara is currently in liquidation, a process which is expected to be concluded in the first half of 2005. The Group expects to account for Mechel Zeljezara as discontinued operations from the date of the agreements mentioned above. As of June 30, 2004, total assets and total liabilities of Mechel Zeljezara were $15,704 and $21,630, respectively, resulting in net liabilities associated with Mechel Zeljezara of $5,926. During the six months ended June 30, 2004, Mechel Zeljezara had net sales of $23,283 and incurred a net loss of $5,238.

Mechel Trading

On October 1, 2004, Mechel Trading, a 100% owned subsidiary of the Group, agreed to transfer 1,072,313 and 268,078 of the Group’s shares held by it to two employees of Mechel Metal Supply Limited, the Group’s Liechtenstein trading subsidiary, in return for 20% and 5%, respectively, of the shares of this subsidiary owned by these employees. The transaction will be accounted for as the purchase of a minority interest in exchange for the issuance of treasury stock. The cost of the purchase will be based upon the fair value of the treasury shares issued. The fair value of the treasury shares and the purchase price allocation are expected to be finalized before December 31, 2004.

Chelyabinsk Metallurgical Plant OAO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Chelyabinsk Metallurgical Plant OAO

We have audited the accompanying consolidated balance sheet of Chelyabinsk Metallurgical Plant OAO, an open joint stock company, and its subsidiaries (hereinafter referred to as the “Company”), as of December 31, 2001, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2(g) to the consolidated financial statements, the value of property, plant and equipment as of January 1, 2001, has been recorded at appraised values rather than at historical cost as is required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young (CIS) Limited

February 28, 2004

Moscow, Russia

Chelyabinsk Metallurgical Plant OAO

CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except share amounts)	Note	December 31, 2001
ASSETS
Cash and cash equivalents	2	$2,521
Accounts receivable, net of allowance for doubtful accounts of $2,539	3	12,865
Due from related parties	8	24,820
Inventories	4	107,471
Deferred income taxes	13	2,612
Prepayments and other current assets	5	41,580

Total current assets		191,869

Property, plant and equipment, net	6	852,894
Investments	7	639
Investments in affiliates	7	3,473
Other non-current assets		11

Total assets		$1,048,886

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt	11	$67,738
Accounts payable and accrued expenses:
Trade accounts payable		39,499
Advances received		12,760
Accrued expenses and other current liabilities	9	30,475
Due to related parties	8	112,917

Total current liabilities		263,389

Restructured taxes and social charges payable, net of current portion	10	69,337
Deferred income taxes	13	175,588

Commitments and contingencies	17	—

Minority interest		85

SHAREHOLDERS’ EQUITY
Common shares (1 Russian ruble par value); 3,161,965 shares authorized, issued and outstanding	12	7,583
Retained earnings		532,904

Total shareholders’ equity		540,487

Total liabilities and shareholders’ equity		$1,048,886

See accompanying notes to consolidated financial statements

Chelyabinsk Metallurgical Plant OAO

CONSOLIDATED INCOME STATEMENT

(in thousands of U.S. dollars, except share amounts)	Note	Year Ended December 31, 2001
Sales of goods:
Domestic		$400,287
Export		131,659

		531,946
Shipping and handling fees		17,909
Service revenue		32,224

Total revenue, net	15	582,079

Cost of goods sold		547,979
Cost of service revenues		30,745

	16	578,724

Gross margin		3,355

Selling, distribution and operating expenses:
Selling and distribution expenses		22,229
Taxes other than income tax	14	15,420
Recovery of allowance for doubtful accounts receivable	3	(276)
General and administrative expenses		29,360
Other operating expenses, net		8,301

Total selling, distribution and operating expenses		75,034

Operating loss		(71,679)

Other income and expense:
Interest income		58
Interest expense		(9,513)
Other income, net		94
Foreign exchange gain, net		17,763

Total other income, net		8,402

Loss before income taxes and minority interest		63,277

Income tax benefit	13	73,661
Minority interest in income of subsidiaries		7

Net income		$10,377

Basic and diluted earnings per share		$3.28
Weighted average number of common shares used in computing basic and diluted earnings per share		3,161,965

See accompanying notes to consolidated financial statements

Chelyabinsk Metallurgical Plant OAO

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)	Year ended December 31, 2001
Cash Flows from Operating Activities
Net income	$10,377
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	98,019
Foreign exchange gain	(17,763)
Deferred tax benefit	(80,707)
Recovery of allowance for doubtful accounts receivable	(276)
Minority interest in income of subsidiaries	7
Gain on sale of property, plant and equipment	(2,222)
Loss on sale of short-term investments and other assets	2,628
Changes in assets and liabilities
Accounts receivable	7,300
Due from related parties	(22,841)
Inventories	21,837
Prepayments and other current assets	12,812
Other non-current assets	(5)
Trade accounts payable	(14,631)
Advances received	(19,999)
Accrued expenses and other current liabilities	(76,997)
Due to related parties	6,234
Restructured taxes and social charges	64,941

Net cash used in operating activities	(11,286)

Cash Flows from Investing Activities
Acquisition of interest in Beloretsk Metallurgical Plant	(1,731)
Acquisition of interest in Southern Urals Nickel Plant	(1,742)
Sales of investments in non-marketable securities	20
Purchases of property, plant and equipment	(8,121)
Proceeds from disposal of property, plant and equipment	16

Net cash used in investing activities	(11,558)

Cash Flows from Financing Activities
Proceeds from short-terms loans	61,191
Repayment of short-term loans	(42,698)
Proceeds from issuance of promissory notes, net of repayments	6,303

Net cash provided by financing activities	24,796
Effect of exchange rate changes on cash and cash equivalents	(4)

Net increase in cash and cash equivalents	1,948
Cash and cash equivalents at beginning of year	573

Cash and cash equivalents at end of year	$2,521

Supplementary Cash Flow Information:
Interest paid, net of capitalized	$9,646
Income taxes paid	$7,754
Non-cash Financing Activities:
Capital leases	$711

See accompanying notes to consolidated financial statements

Chelyabinsk Metallurgical Plant OAO

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common shares		Retained Earnings	Total
(in thousands of U.S. dollars, except share amounts)	Shares	Amount
Balances as of January 1, 2000	3,161,965	$7,583	$522,527	$530,110
Net income	—	—	10,377	10,377

Balances as of December 31, 2001	3,161,965	$7,583	$532,904	$540,487

See accompanying notes to consolidated financial statements

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2001 and for the year then ended

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.    GENERAL INFORMATION AND BUSINESS

Chelyabinsk Metallurgical Plant OAO (“CMP”, and together with its subsidiaries, the “Company”), which became a subsidiary of Mechel Steel Group OAO on December 27, 2001, was incorporated on February 22, 1993, upon privatization of Chelyabinsk Iron and Steel Works founded in 1943. CMP has a number of insignificant subsidiaries involved in auxiliary activities.

The Company is an integrated plant, incorporating blast furnace and steel mill that produces coke, semi-finished steel products, carbon and specialty steel products and forgings. The business of the Company comprises production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and forgings. In addition, the Company produces chemicals, fire-resistant materials, cutlery and construction materials. The Company sells its products within Russia and exports to different foreign markets. Its customer base is largely comprised of steel producers and tube manufacturers, and customers from the construction, engineering and ball-bearing industries.

Effective December 27, 2001, Mechel Steel Group completed the acquisition of 65.05% of CMP, previously held by Glencore International AG, pursuant to the agreement dated October 3, 2000, bringing the ownership interest of Mechel Steel Group in CMP to 82.38%.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CMP and its subsidiaries maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with U.S. GAAP.

The consolidated financial statements have been prepared using the historical cost convention and modified by the initial valuation of property, plant and equipment as further disclosed in Note 2(g) to the accompanying consolidated financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the Russian statutory purposes in that they reflect certain adjustments, not recorded in statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) consolidation of financial position and results of operations of subsidiaries; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; and (6) valuation allowances for unrecoverable assets.

(b)    Management’s plans

For the year ended December 31, 2001, the Company incurred operating loss of $71,679 and experienced negative cash flows from operations of $11,286. In addition, at December 31, 2001, the Company had negative working capital of $71,520. The Company may experience negative cash flow from operations in the future. Achieving positive cash flow depends on the Company’s ability to generate

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

sufficient revenues from sales of steel products and raise additional capital and funds in equity and debt securities markets, respectively. There can be no assurances that the Company will be able to generate sufficient revenues or raise additional capital and funds to achieve and sustain profitability and positive cash flows in the future.

The Company has historically relied principally on financing and loans from related and third parties to meet its cash requirements.

As of December 31, 2001, the amount available to the Company under open credit line approximated $43,000. The lender’s commitment to make available the unused amount terminated in October 2002.

Effective from December 27, 2001, Mechel Steel Group acquired control of the Company. The Company anticipates that its operations will benefit from integration into Mechel Steel Group due to the leverage ordinarily available to the members of integrated groups. These benefits are expected to flow to the Company in the form of efficiencies associated with the access to the established distribution and supply channels of Mechel Steel Group.

Additionally, the Company plans to continue raising funds from new loans and may sell its debt securities.

Accordingly, the management of the Company believes that the Company will continue as a going concern for the foreseeable future.

(c)    Basis of consolidation

The accompanying consolidated financial statements of the Company include the accounts of CMP and its majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50 percent of the voting share capital of the entity, or other means. All significant inter-company balances and transactions have been eliminated.

Minority interests in the net assets and net results of consolidated subsidiaries are shown under “Minority interest” in the accompanying consolidated balance sheet and income statement. The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the net assets of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority’s share of losses previously absorbed by the majority has been recovered.

(d)    Reporting and functional currencies

The Company determined its reporting currency to be the U.S. dollar. The Company’s functional currency is the Russian ruble, as the majority of its revenues, expenses, property and equipment purchases, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian rubles.

As the economy of the Russian Federation was considered highly inflationary through December 31, 2001, transactions and balances not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation”. The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

sheet dates. Non-monetary assets and liabilities, including non-current assets and shareholders’ equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the monthly average exchange rates. Items in the statement of cash flows are translated at the monthly average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated income statement as “Foreign exchange gain”.

The Russian ruble is not convertible outside the Russian Federation. Official exchange rates are determined daily by the Central Bank of Russia and are generally considered to be a reasonable approximation of market rates. The translation of ruble-denominated assets and liabilities into U.S. dollars for the purpose of these consolidated financial statements does not indicate that the Company could realize or settle in U.S. dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar values of capital and retained earnings to its shareholders.

The official exchange rates for one U.S. dollar were 30.14 and 28.16 Russian rubles as of December 31, 2001 and 2000, respectively. The weighted average exchange rate of one U.S. dollar for the year ended December 31, 2001, was 29.17 Russian rubles.

(e)    Devaluation, inflation, and currency restrictions and controls

The Russian ruble has historically been devaluing against the U.S. dollar due to significant inflation in the Russian Federation as well as other factors. During 2001, for instance, the Russian ruble devalued by 7.2% against the U.S. dollar while official Russian ruble inflation was 18.8%. Additionally, there are significant currency restrictions and controls related to converting Russian rubles into other currencies. At present, the Russian ruble is not convertible outside of the Russian Federation and, furthermore, all transactions within the Russian Federation must be settled in Russian rubles. Future movements in the exchange rate between the Russian ruble and the U.S. dollar will affect the carrying values of the Company’s Russian ruble-denominated monetary assets and liabilities. Such movements may also affect the Company’s ability to realize non-monetary assets represented in U.S. dollars in these consolidated financial statements.

(f)    Management estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(g)    Property, plant and equipment, net

For the purpose of determining the opening balance sheet on the first application of U.S. GAAP at January 1, 2001, the Company performed a valuation of the property, plant and equipment which represents a departure from U.S. GAAP, as reliable historical cost information and information regarding acquisition dates was not available.

Property, plant and equipment acquired subsequent to January 1, 2001 are valued at acquisition or production cost less accumulated depreciation. Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

When production activities are performed over an extended period, interest costs incurred during production are capitalized. The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Category of asset	Useful economic lives estimates, years
Buildings	20-45
Land improvements	20-40
Transfer devices	25-35
Machinery and equipment	15-30
Transportation equipment and vehicles	5-30
Tools, furniture, fixtures and other	5-13

Construction in progress and equipment held for installation are not depreciated until the asset is substantially ready for its intended use.

Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated income statement.

(h)    Impairment of long-lived assets

The carrying values of long-lived assets such as property, plant and equipment, and purchased intangibles are reviewed for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived asset may be impaired, an evaluation of recoverability is performed whereby the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. The remaining useful life of the assets is evaluated accordingly. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s discounted cash flows. No impairment was recognized in the consolidated financial statements as of December 31, 2001, and for the year then ended.

(i)    Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight and other shipping costs.

Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

(j)    Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are uncollectible, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable.

The Company reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

(k)    Investments

All investment in non-marketable equity securities of less than 20% owned entities are accounted for at cost.

The Company did not invest in debt and marketable equity securities for the year ended December 31, 2001.

(l)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits with banks with an original maturity of three months or less.

(m)    Retirement benefit obligations

The Company is legally obliged to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). As such, the Company has no legal obligation to pay and does not guarantee any future benefits to its Russian employees. Its only obligation is to pay the contributions as they fall due. If the Company ceases to employ members of the Russian State Social Security plan, it will have no obligation to pay the benefits earned by its own employees in previous years. The Company’s contributions relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand rubles or $3 translated at the exchange rate of the ruble to 1 U.S. dollar at December 31, 2001) to 5% (applied to the part of the annual gross salary above 600 thousand rubles or $20 translated at the exchange rate of the ruble to 1 U.S. dollar at December 31, 2001) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund vary from 28% to 5%, respectively, depending on the annual gross salary of each employee.

Contributions to the Russian Pension Fund for the year ended December 31, 2001, were $16,038.

(n)    Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs upon delivery of products and rendering of services.

Product revenue is represented by sales of steel products and coke. Service revenue comprises sales of services consisting primarily of coke processing, supply of heating and other minor services.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Both sales of products and services are recognized net of applicable provisions for discounts and allowances and turnover taxes charged on gross revenue, primarily value added tax and export duties, when realized or realizable and earned. This is usually the case when there is clear evidence of an agreement, the risk of ownership has been transferred or the service has been rendered, the price has been agreed upon, and there is adequate assurance that collection will be made.

(o)    Advertising costs

Advertising costs are expensed as incurred. These costs totalled $46 for the year ended December 31, 2001.

(p)    Shipping and handling fees and costs

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company classifies amounts billed to customers for shipping and handling as revenue and related costs as selling, distribution and operating expenses. The amount of shipping and handling fees and related costs totalled $17,909 for the year ended December 31, 2001.

(q)    Income taxes

Provision is made in the financial statements for taxation of profits in accordance with Russian legislation currently in force. The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

The Company does not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52 are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

(r)    Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as additional pension liabilities not yet recognized as net periodic pension cost. For the year ended December 31, 2001, comprehensive income for the Company equaled the net income.

(s)    Financial instruments

The carrying amounts of financial instruments, consisting of cash equivalents, investments, trade accounts receivable, trade accounts payable and short-term debt approximate their fair value.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Company, using available market information and appropriate valuation methodologies, where they exist, has determined the estimated fair values of financial instruments. Since Russian economy lacks active markets for most of the financial instruments held by the Company, very limited or no comparable market values are available to assess the fair value of the Company’s financial instruments.

The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not be practicable for the Company to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the instruments to the Company. Therefore, such investments are recorded at cost (see also Note 7).

The Company does not use derivative financial instruments.

(t)    Concentration of credit risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term and long-term investments, trade accounts receivable and other receivables.

Revenue from sales to Mechel Trading House and Mechel Trading, affiliated companies, for the year ended December 31, 2001, amounted to $63,337 and $136,584, or 11% and 23% of the total revenue, respectively (see Note 8).

All of the Company’s workforce is represented by trade union and is covered by collective agreement, which is routinely renewed each year. The collective agreement provides for minimum salary levels, bonus plans, additional benefits and certain employee protection rights. Management of the Company routinely interacts with trade union in order to ensure the appropriate treatment of the employees and the stability of the Company’s business.

(u)    Earnings per share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share has been computed based on the weighted average number of common shares outstanding during the period. There were no potentially dilutive securities outstanding during the period; therefore, diluted earnings per share equal basic earnings per share.

(v)    New accounting pronouncements

Business Combination, Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 14l, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful lives, the Company will be required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 and 144.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and adopted SFAS No. 142 as of January 1, 2002. The adoption of the provisions of SFAS No. 141 and 142 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Assets Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires the enterprise to increase the carrying amount of the related long-lived asset (i.e., the associated asset retirement cost) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is to be adopted for fiscal years beginning after June 15, 2002, with early adoption encouraged. Management is in the process of evaluating the potential impact of the adoption of SFAS No.143 on the Company’s results of operations, financial position or cash flow.

Impairment and Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes both SFAS No. 121, and APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. However, SFAS No. 144 retains many of the fundamental provisions of SFAS No. 121 and retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a “component of an entity” that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS No. 144 as of January 1, 2002. The adoption of the provisions of SFAS No. 144 did not have a material impact on the Company’s results of operations, financial position or cash flow.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor recognizes and accounts for the fair value of the guarantee as a liability. The initial recognition and measurement provisions of FIN 45 should be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of both interim and annual periods ending after December 15, 2002. The adoption of the provisions of FIN No. 45 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 amended Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), and established standards for determining under what circumstances a variable interest entity (“VIE”) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that an entity is not required to consolidate but in which it has a significant variable interest. On December 17, 2003, the FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the public companies are required to apply FIN 46 by the end of the calendar year ending on December 31, 2003. The adoption of FIN No. 46 will not have a material impact on the Company’s results of operations, financial position or cash flows.

3.    ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of the following at December 31, 2001:

Receivables for domestic sales	$14,646
Receivables for export sales	580
Other receivables	178

Total accounts receivable	15,404
Less allowance for doubtful accounts	(2,539)

Total accounts receivable, net	$12,865

The following summarizes the changes in the allowance for doubtful accounts for the year ended December 31, 2001:

Balance at the beginning of the year	$2,887
Recovery of allowance	(276)
Exchange rate difference from remeasurement	(72)

Balance at the end of the year	$2,539

4.    INVENTORIES

Inventories are comprised of the following at December 31, 2001:

Finished goods	$16,341
Raw materials and purchased parts	62,110
Work in process	29,020

Total inventories	$107,471

5.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of the following at December 31, 2001:

Input VAT and other taxes recoverable	$31,546
Prepayments and advances for materials	3,228
Receivable on transportation	915
Receivable from tenants for rent of property	216
Other current assets	5,675

Total prepayments and other current assets	$41,580

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Company has the legal right to offset VAT paid on purchases, subject to certain restrictions, against VAT charged to customers related to sales to the extent the Company disbursed cash for VAT on purchases. The Company records VAT receivable in the balance sheet gross to the extent such VAT cannot be offset against VAT received from customers.

6.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following at December 31, 2001:

Land improvements	$25,276
Buildings	218,816
Transfer devices	23,608
Machinery and equipment	609,862
Transport equipment	20,121
Tools, furniture, fixtures and other	2,520

900,203
Accumulated depreciation	(97,695)
Construction in progress	50,386

Total property, plant and equipment	$852,894

As disclosed in Note 2(g) above, for the purpose of determining the opening balance sheet of property, plant and equipment on the first application of U.S. GAAP at January 1, 2001, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available.

The Company leases certain equipment under non-cancelable capital leases. At December 31, 2001, obligations under capital leases amounted to $345 and were classified as current liabilities. At December 31, 2001, the cost of leased equipment included in the carrying amount of property, plant and equipment and related accumulated depreciation amounted to $711 and $21, respectively. Depreciation charges for leased and own assets are reported in the statement of operations in cost of sales and general and administrative.

Included in construction in progress are advances to suppliers of equipment of $1,869 and $1,486 as of December 31, 2001 and 2000, respectively.

Interest capitalized in the cost of property, plant and equipment during the year ended December 31, 2001, comprised $791.

7.    INVESTMENTS

Investments in non-marketable equity securities are comprised of the following at December 31, 2001:

Beloretsk Metallurgical Plant (“BMP”)	$1,731
Southern Urals Nickel Plant (“SUNP”)	1,742
Other non-marketable equity securities	639

Total long-term investments	$4,112

In August 2001, the Company acquired from related and unrelated parties 9.68% and 10% ownership interests in BMP and SUNP for $1,731 and $1,742, respectively. Investments in BMP and SUNP are accounted for using the cost method.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The fair values of the above listed investments are not presented in the accompanying consolidated financial statements as they are not readily determinable due to the fact that there is no active market for them in the Russian Federation and the information on pricing in single transactions is not available to parties outside these transactions.

8.    RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company had transactions or balances with the following related parties:

➢	BMP (an entity in which the Company had ownership interest of 9.68%)

➢	SUNP (an entity in which the Company had ownership interest of 10% and which is affiliated with Mechel Steel Group)

➢	Arshan (an entity affiliated with Mechel Steel Group)

➢	Omega-99 (an entity affiliated with Mechel Steel Group)

➢	Mechel Trading House (an entity affiliated with Mechel Steel Group)

➢	Uglemetbank (an entity affiliated with Mechel Steel Group)

➢	Southern Kuzbass Coal Company (an entity affiliated with Mechel Steel Group)

➢	Mechel Trading AG (an entity affiliated with Mechel Steel Group)

➢	Belsize (an entity affiliated with Mechel Steel Group)

➢	Gordia (an entity affiliated with Mechel Steel Group)

➢	Inter-Rail (an entity affiliated with Mechel Steel Group)

Amounts due from related parties consisted of the following at December 31, 2001:

Trade receivables:
BMP	$8
SUNP	14
Arshan	4,609
Mechel Trading House	3,449
Mechel Trading	2,796

$10,876

Advances issued to:
BMP	$697
Mechel Trading House	11,488
Uglemetbank	1,759

$13,944

Total due from related parties	$24,820

The amounts due from BMP of $8 and $697 represented its obligations to the Company for steel billets sold and advances issued by the Company for producing hardware products from steel billets provided, respectively. Sales to BMP amounted to $228 in 2001.

The amount due from SUNP of $14 represented its obligations to the Company for goods sold. Sales to SUNP amounted to $15 in 2001.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The amount due from Arshan of $4,609 represented its obligations to the Company for steel products sold. Sales to Arshan amounted to $13,697 in 2001.

The amounts due from Mechel Trading House of $3,449 and $11,448 represented its obligations to the Company for steel products and coke sold and advances issued by the Company for raw materials and coal, respectively. Sales to Mechel Trading House amounted to $63,337 in 2001.

The amount due from Uglemetbank of $1,759 represented cash in transit paid by the Company to Mechel Trading House as a prepaid of raw materials, coal and other supplies.

Sales to Southern Kuzbass Coal Company amounted to $106 in 2001. The amount due from Southern Kuzbass Coal Company was zero at December 31, 2001.

The amount due from Mechel Trading of $2,796 represented its obligations to the Company for steel products sold. Sales to Mechel Trading amounted to $136,584 in 2001.

Amounts due to related parties consisted of the following at December 31, 2001:

Trade payables:
BMP	$576
Arshan	27,052
Mechel Trading House	29,648
Mechel Trading	399
Omega-99	169
Inter-Rail	6,164

$64,008
Advances received from:
BMP	$1
Arshan	230
Mechel Trading House	265
Mechel Trading	401

$897
Loans received from:
Uglemetbank	$560
Belsize	29,726
Gordia	17,726

$48,012

Total due to related parties	$112,917

The amount due to BMP of $576 and $1 represented the Company’s obligations for producing hardware products from steel billets provided and advances received for steel billets, respectively. Purchases from BMP amounted to $2,133 in 2001, of which $2,133 were included in cost of sales in the accompanying consolidated financial statements.

The amounts due to Arshan of $27,052 and $230 represented the Company’s obligations for raw materials, coal and other supplies and advances received for steel products, respectively. Purchases from Arshan amounted to $68,215 in 2001, of which $68,215 were included in cost of sales in the accompanying consolidated financial statements.

The amounts due to Mechel Trading House of $29,648 and $265 represented the Company’s obligations for purchase of 9% ownership interest in SUNP, raw materials, coal and other supplies and advances

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

received for steel products, respectively. Purchases from Mechel Trading House amounted to $90,301 in 2001, of which $90,301 were included in cost of sales in the accompanying consolidated financial statements. The Company purchased 54,000 shares of SUNP from Mechel Trading House in October 2001 for $1,625.

The amounts due to Mechel Trading of $399 and $401 represented the Company’s obligations for ferroalloys and advances received for steel products, respectively. Purchases from Mechel Trading amounted to $3,872 in 2001, of which $3,872 were included in cost of sales in the accompanying consolidated financial statements.

The amount due to Omega-99 of $169 represented the Company’s obligations for purchase of 1% ownership interest in SUNP. There were no other transactions with Omega-99 during 2001.

The amounts due to Uglemetbank of $560 represented short-term Russian ruble denominated loans, bearing annual interest rate of 22% and maturing at different dates throughout 2002. During 2001 the Company recognized interest expense of $40 in respect to the loans received from Uglemetbank.

At December 31, 2001, the Company owed $29,726 and $17,726 in zero interest bearing promissory notes payable on demand to Belsize and Gordia, respectively. These instruments were acquired by Mechel Steel Group from predecessor owner as a result of acquisition of control of the Company in December 2001.

At December 31, 2001, the Company owed $6,164 in accounts payable to Inter-Rail. These accounts payable were acquired by Mechel Steel Group from predecessor owner as a result of acquisition of control of the Company in December 2001.

9.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following at December 31, 2001:

Taxes and social charges on payroll payable	$15,357
Current portion of restructured taxes and contributions to the Russian Pension Fund (see Note 10)	3,707
Accrued expenses	3,564
Other accounts payable	7,847

Total accrued expenses and other current liabilities	$30,475

10.    RESTRUCTURED TAXES AND SOCIAL CHARGES PAYABLE

During 2000 through 2001, the Company entered into agreements with tax and social security authorities to restructure the amounts and timing of payments of liabilities related to taxes other than income tax (i.e., value added tax and road users tax) and contributions due to the Russian National Pension Fund, both with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities including fines and penalties were overdue and payable with short maturities and were accrued by the Company. Upon conclusion of the restructuring agreements, overdue taxes and charges accrued became payable in equal quarterly installments within six years; and related fines and penalties became payable only if certain conditions were not met. Subject to timely payment of at least 50% of all the restructured principal amounts of taxes and charges within two years on schedule, and the full and timely payment of current taxes being accrued, a 50%-portion of the restructured fines and penalties will be forgiven. Furthermore, subject to timely payment of the remaining restructured principal amounts of taxes and charges within four years on schedule, and the full and timely payment of current taxes being

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

accrued, the remaining 50% of the restructured fines and penalties will be forgiven. Restructured principal of taxes and charges are subject to interest of 5.5% p.a., payable in equal quarterly installments. Restructured fines and penalties do not bear interest.

Contributions to the Russian Pension Fund and 15% of the related fines and penalties are payable in equal quarterly installments over five years. Subject to full repayment of the restructured principal contributions to the Russian Pension fund and payment of at least 15% of the fines and penalties accrued within five years, as well as the full and timely payment of current contributions, the remaining 85% of the restructured fines and penalties related to the contributions to the Russian Pension Fund will be forgiven. Restructured principal contributions to the Russian Pension Fund, fines and penalties related thereto, are interest free.

Restructured taxes, contributions to the Russian Pension Fund and fines and penalties related thereto were as follows at December 31, 2001:

Restructured taxes	$15,961
Restructured fines and penalties on tax delinquencies	39,507
Restructured contributions to the Russian Pension Fund	1,676
Restructured fines and penalties on Russian Pension Fund contributions delinquencies	15,900

Total	73,044
Less current portion	(3,707)

Non-current portion	$69,337

Restructured taxes, contributions to the Russian Pension Fund and fines and penalties related thereto repayments over the five-year period beginning on January 1, 2002 are as follows:

2002	$3,707
2003	3,707
2004	3,707
2005	3,707
2006	3,991
2007 and thereafter	54,225

Total	$73,044

11.    SHORT-TERM DEBT

Short-term debt is comprised of the following at December 31, 2001:

	Amount	Average rate*
Russian ruble denominated:
Banks and Financial Institutions	$49,666	21.66%
Corporate Lenders	7,578	—

	57,244

U.S. dollar denominated:
Banks and Financial Institutions	10,494	10.90%

Total	$67,738

*	Based on the year-end balances and year-end interest rates

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The loans from financial institutions are collateralized by raw materials, finished goods and property, plant and equipment.

In October 2001, the Company entered into a credit line agreement with a lender to finance operating activities in the amount of $50,000. Amounts drawn under the facility bear an interest rate of 6.73% per annum and mature in October 2002. As of December 31, 2001, the amount available to the Company under this credit line approximated $43,000. The lender’s commitment to make available the unused amount terminates in October 2002.

Amounts owed to corporate lenders are represented by no interest bearing promissory notes issued by the Company which are payable on demand.

12.    SHAREHOLDERS’ EQUITY

Capital stock

The capital stock of CMP consists of 3,161,965 common shares with par value of 1 ruble each, all of which have been authorized and issued in 1993.

Distribution of statutory earnings

In accordance with Russian legislation, the Company and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% individual withholding tax, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

At December 31, 2001, no amounts were available for dividends as CMP had accumulated losses of 3,044 million Russian rubles (or $101,000) in accordance with Russian statutory financial statements. All subsidiaries had 18,990 thousand Russian rubles (or $630) available for distribution to CMP.

13.    INCOME TAXES

The income tax benefit consisted of the following for the year ended December 31, 2001:

Current income taxes	$7,046
Deferred income taxes	(80,707)

Total provision for income taxes	$(73,661)

Income tax is calculated at 30% of taxable profit in 2001 in accordance with the rules of the Russian Federation. Effective January 1, 2002, the Russian Federation profit tax rate was reduced to 24%. This change was enacted in August 2001 and taken into account when computing tax effects of temporary differences as of December 31, 2001. A reconciliation between the income tax benefit computed by applying the 30% statutory tax rate to the pre tax loss presented in the accompanying financial statements to the provision for income taxes reported in the accompanying financial statements is as follows:

Income tax benefit computed on pre-tax loss at statutory tax rate of 30%	$(18,983)
Tax effect of permanent differences:
U.S. GAAP currency translation gain not income for statutory tax purposes	(3,725)
The benefit from operating loss carryforward	(1,754)
Non-deductible expenses	2,842
Other permanent differences	(1,304)
Tax effect of the change in tax rate	(50,737)

Income tax benefit reported in the financial statements	$(73,661)

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The deferred tax balances were calculated by applying the presently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31, 2001, consisted of the following:

Deferred tax assets—current:
Inventory written off for U.S. GAAP purposes not taken as deductible expense for income tax purposes	$2,657
Trade and other accounts receivable written off for U.S. GAAP purposes not taken as deductible expense for income tax purposes	1,270
Loss available for carry-forward	1,506
Allowance for doubtful accounts receivable	609

Total current deferred tax assets	6,042

Deferred tax assets—non-current:
Loss available for carry-forward	253
Capital leases and other	473

Total non-current deferred tax assets	726

Total deferred tax assets	$6,768

Deferred tax liabilities—current:
Accounts receivable	$3,204
Other	226

Total current deferred tax liabilities	3,430

Deferred tax liabilities—non-current:
Property, plant and equipment	175,960
Other	354

Total non-current deferred tax liabilities	176,314

Total deferred tax liabilities	$179,744

For Russian income tax purposes, the Company has accumulated tax losses, which may be carried forward for use against future income within 10 years. Their use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the ruble. As of December 31, 2001, for Russian income tax purposes, the Company has tax losses available to carry forward of approximately $7,329 expiring at December 31, 2008.

14.    TAXES OTHER THAN INCOME TAX

Taxes other than income tax for the year ended December 31, 2001, are comprised of the following:

Property and land tax	$7,632
Road users tax	5,737
Other taxes and penalties	2,051

Total taxes other than on income	$15,420

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

15.    REVENUES

Domestic revenue includes shipments to customers domiciled in the Russian Federation. Export revenue includes shipments made to customers located in foreign countries, including members of the Commonwealth of Independent States, other than Russia. Revenues for the year ended December 31, 2001, are comprised of the following:

Metal products	$515,203
Coal and coke	16,743

Sales of goods	531,946
Shipping and handling fee	17,909
Service revenue	32,224

Total revenues	$582,079

16.    COST OF SALES

Cost of sales for the year ended December 31, 2001, are comprised of the following:

Raw materials	$358,556
Salary and social charges	59,464
Repair and maintenance	22,183
Depreciation	90,426
Other	48,095

Total cost of sales	$578,724

17.    COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2001, the Company had a commitment of $642 under non-cancelable capital leases the term of which did not commence. As of December 31, 2001, the equipment subject to these lease agreements was not delivered to the Company.

Contingencies

(a)    General

The Russian economy continues to display certain traits consistent with that of an economy in transition. These characteristics include periods of high inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly affected by the government’s continued actions with regard to supervisory, legal, and economic reforms.

(b)    Taxation

The Company is a subject to taxation in Russia. The Russian tax system continues to evolve. Applicable taxes include value added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced in 2002 and previous years were not always clearly

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In Russia, generally, tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three year period.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists as to the amount, the Company has accrued tax liabilities based on management’s best estimate.

As of December 31, 2001, the Company does not believe that any other material matters exist relating to the Company, including pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

(c)    Litigation, claims and assessments

The Company is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Company’s liability, if any, in all pending litigation, other legal proceeding or other matters would not have a material effect upon the financial condition, results of operations or liquidity of the Company.

The Russian legal system, which regulates the Company’s business, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Company’s financial condition or future results of operations.

The Company’s operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company’s ability to continue operations.

(d)    Environmental

In the course of the Company’s operations, the Company may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will significantly impair the Company’s operations or have a material adverse effect on its financial position.

Chelyabinsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18.    SUBSEQUENT EVENTS

On February 4, 2003, the Company issued 1,000,000 Ruble-denominated bonds in an aggregate principal amount of 1 billion Rubles (approximately $31 million). The bonds were issued at 100% of face value. Interest is payable every six months. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 16.85% p.a. The interest rate for the second, third and fifth coupon periods is set by the Company and is made public 10 days before the respective coupon period starts. Bondholders are entitled to redeem the bonds at face value before the second, third and fifth coupon periods start if the interest rates announced are perceived to be low. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bonds are guaranteed by Southern Kuzbass Coal Company. The obligatory redemption date of the bonds is February 4, 2006. The total commission and issue costs amounted to $332.

Beloretsk Metallurgical Plant OAO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Beloretsk Metallurgical Plant OAO

We have audited the accompanying consolidated balance sheet of Beloretsk Metallurgical Plant OAO, an open joint stock company, and its subsidiaries (hereinafter referred to as the “Company”), as of June 14, 2002, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the period starting from January 1, 2002 through June 14,2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2(g) to the consolidated financial statements, the value of property, plant and equipment as of January 1, 2002, has been recorded at appraised values rather than at historical cost as is required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at June 14, 2002, and the consolidated results of its operations and its cash flows for the period starting from January 1, 2002 through June 14, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young (CIS) Limited

June 30, 2004

Moscow, Russia

Beloretsk Metallurgical Plant OAO

CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except share amounts)	Note	June 14, 2002
ASSETS

Cash and cash equivalents		$161
Accounts receivable, net of allowance for doubtful accounts of $2,496	3	2,557
Due from related parties	8	673
Inventories	4	22,497
Deferred income taxes	13	3,387
Prepayments and other current assets	5	6,314

Total current assets		35,589

Property, plant and equipment, net	6	124,226
Investments in affiliates	7	1,682

Total assets		$161,497

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term debt	11	$20,391
Accounts payable and accrued expenses:
Trade accounts payable		13,800
Advances received		3,569
Accrued expenses and other current liabilities	9	20,265
Due to related parties	8	8,348

Total current liabilities		66,373

Restructured taxes and social charges payable, net of current portion	10	26,019
Deferred income taxes	13	19,918
Commitments and contingencies	16	—

SHAREHOLDERS’ EQUITY

Common shares (1 Russian ruble par value); 1,209,978,307 shares authorized; 7,466,842 shares issued and outstanding	12	3,995
Preferred shares (1 Russian ruble par value); 90,743,507 shares authorised, 562,305 shares issued and outstanding	12	301
Retained earnings		44,891

Total shareholders’ equity		49,187

Total liabilities and shareholders’ equity		$161,497

See accompanying notes to consolidated financial statements

Beloretsk Metallurgical Plant OAO

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except share amounts)	Note	Period starting from January 1, 2002 through June 14, 2002
Sales of goods:
Domestic		$26,640
Export		3,166

		29,806

Shipping and handling fees		1,006
Service revenue		3,632

Total revenue, net	14	34,444

Cost of goods sold		33,134
Cost of service revenue		3,204

		36,338
Selling, distribution and operating expenses:
Selling and distribution expenses		1,289
Taxes other than income tax	15	1,552
General and administrative expenses		3,188
Other operating expenses, net		2,325

Total selling, distribution and operating expenses		8,354

Operating loss		(10,248)
Other income and expense:
Interest expense		(1,434)
Other income, net		131
Foreign exchange gain, net		3,016

Total other income, net		1,713

Loss before income taxes		(8,535)
Income tax benefit	13	1,490

Net loss		$(7,045)

Basic and diluted loss per share		$(0.94)

Weighted average number of common shares used in computing basic and diluted loss per share		7,466,842

See accompanying notes to consolidated financial statements

Beloretsk Metallurgical Plant OAO

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)	Period starting from January 1, 2002 through June 14, 2002
Cash Flows from Operating Activities
Net loss	$(7,045)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,108
Foreign exchange gain	(3,016)
Deferred tax benefit	(1,538)
Provision for doubtful accounts receivable	90
Changes in assets and liabilities
Accounts receivable	(485)
Due from related parties	(345)
Inventories	4,768
Prepayments and other current assets	(404)
Trade accounts payable	(2,971)
Due to related parties	4,162
Taxes and social charges	1,347

Net cash provided by operating activities	2,671
Cash Flows from Investing Activities
Sales of investments in non-marketable securities	(26)
Purchases of property, plant and equipment	(287)

Net cash used in investing activities	(313)

Cash Flows from Financing Activities
Proceeds from short-term loans	16,655
Repayment of short-term loans	(19,018)

Net cash used in financing activities	(2,363)

Effect of exchange rate changes on cash and cash equivalents	6

Net increase in cash and cash equivalents	1
Cash and cash equivalents at beginning of the period	160

Cash and cash equivalents at end of the period	$161

Supplementary Cash Flow Information:
Interest paid	$986
Income taxes paid	$106

See accompanying notes to consolidated financial statements

Beloretsk Metallurgical Plant OAO

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)	Common shares		Preferred shares		Retained earnings	Total
	shares	amount	shares	amount
Balances as of January 1, 2002	7,466,842	$3,995	562,305	$301	51,936	56,232
Net loss	—	—	—	—	(7,045)	(7,045)

Balances as of June 14, 2002	7,466,842	$3,995	562,305	$301	44,891	49,187

See accompanying notes to consolidated financial statements

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 14, 2002 and for the period starting from January 1, 2002 through June 14, 2002

(All amounts are in thousand of U.S. dollars, unless stated otherwise)

1.    GENERAL INFORMATION AND BUSINESS

Beloretsk Metallurgical Plant OAO (“BMP”, and together with its subsidiaries, the “Company”), which became a subsidiary of Mechel Steel Group OAO on June 14, 2002, was incorporated on May 18, 1994, upon privatisation of this formerly state-owned entity. BMP has a number of subsidiaries involved in auxiliary activities.

The Company is a hardware plant located in the southern Ural mountains in Russia (the Urals), producing wire rod and a broad range of hardware. The Company sells its products within Russia (91%), Europe (5%), CIS and Baltics (2%) and other foreign markets (2%). The Company’s customer base is largely comprised of different manufacturing companies and customers from the construction and engineering industries. The Company has license for mining operations at Pugachev limestone mineral deposit that expires in 2014. The mine was developed to support Company’s iron and steel plant in 1951. In 2002, the Company suspended mining operations and during the period starting from January 1, 2002 through June 14, 2002 sales of limestone were insignificant.

At different dates through June 14, 2002, Mechel Steel Group acquired a total of 50.7% of the voting shares of BMP. Prior to June 14, 2002, Mechel Steel Group did not have control over BMP, but exercised significant influence through its ownership of 33.3% of the voting shares, which were acquired at various dates through December 27, 2001. Subsequently in December 2002, Mechel Steel Group acquired an additional 0.4% of voting shares of BMP. On November 5, 2003, Mechel Steel Group purchased an additional 29.4% of the common shares of BMP. As a result, Mechel Steel Group increased its interest in BMP to 80.5%.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

BMP and its subsidiaries maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with U.S. GAAP.

The consolidated financial statements have been prepared using the historical cost convention and modified by the initial valuation of property, plant and equipment as further disclosed in Note 2(g) to the accompanying consolidated financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the Russian statutory purposes in that they reflect certain adjustments, not recorded in statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) consolidation of financial position and results of operations of subsidiaries; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; and (6) valuation allowances for unrecoverable assets.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)    Management’s plans

For the period starting from January 1, 2002 through June 14, 2002, the Company incurred an operating loss of $10,248 and experienced positive cash flows from operations of $2,671. In addition, at June 14, 2002, the Company had negative working capital of $30,783. The Company may experience negative cash flow from operations in the future. Achieving positive cash flow depends on the Company’s ability to generate sufficient revenues from sales of wire rod and hardware products and raise additional capital and funds in equity and debt securities markets, respectively. There can be no assurance that the Company will be able to generate sufficient revenues or raise additional capital and funds to achieve and sustain profitability and positive cash flows in the future.

Effective from June 14, 2002, Mechel Steel Group OAO acquired control of the Company. The Company anticipates that its operations will benefit from integration into Mechel Steel Group due to the leverage ordinarily available to the members of integrated groups. These benefits are expected to flow to the Company in the form of efficiencies associated with the access to the established distribution and supply channels of Mechel Steel Group.

Accordingly, the management of the Company believes that the Company will continue as a going concern for the foreseeable future.

(c)    Basis of consolidation

The accompanying consolidated financial statements of the Company include the accounts of BMP and its majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50 percent of the voting share capital of the entity, or other means. All significant inter-company balances and transactions have been eliminated.

(d)    Reporting and functional currencies

The Company has determined its reporting currency to be the U.S. dollar. The Company’s functional currency is the Russian ruble, as the majority of its revenues, expenses, property and equipment purchases, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian rubles.

As the economy of the Russian Federation was considered highly inflationary through June 14, 2002, transactions and balances not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation”. The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance sheet date. Non-monetary assets and liabilities, including non-current assets and shareholders’ equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the monthly average exchange rates. Items in the statement of cash flows are translated at the monthly average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated statement of operations as “Foreign exchange gain”.

The Russian ruble is not convertible outside the Russian Federation. Official exchange rates are determined daily by the Central Bank of Russia and are generally considered to be a reasonable

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

approximation of market rates. The translation of ruble-denominated assets and liabilities into U.S. dollars for the purpose of these consolidated financial statements does not indicate that the Company could realize or settle in U.S. dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar values of capital and retained earnings to its shareholders.

The official exchange rates for one U.S. dollar were 31.31 and 30.14 Russian rubles as of June 14, 2002 and January 1, 2002, respectively. The weighted average exchange rate of one U.S. dollar for the period starting from January 1, 2002 through June 14, 2002, was 30.94 Russian rubles.

(e)    Devaluation, inflation, and currency restrictions and controls

The Russian ruble has historically been devaluing against the U.S. dollar due to significant inflation in the Russian Federation as well as other factors. During the period starting from January 1, 2002 through June 14, 2002, for instance, the Russian ruble devalued by 3.9% against the U.S. dollar while official Russian ruble inflation was 8.6%. But during 2003 the Russian ruble appreciated in normal terms by 7.4% against the U.S. dollar (versus depreciation in 2002—5.7%) while official Russian ruble inflation was 12% (2002—15.1%). The exchange rate as of June 30, 2004 is 29.03 Russian rubles for one U.S. dollar.

Additionally, there are significant currency restrictions and controls related to converting Russian rubles into other currencies. As of June 30, 2004, the Russian ruble is not convertible outside of the Russian Federation and, furthermore, all transactions within the Russian Federation must be settled in Russian rubles. Future movements in the exchange rate between the Russian ruble and the U.S. dollar will affect the carrying values of the Company’s Russian ruble-denominated monetary assets and liabilities. Such movements may also affect the Company’s ability to realize non-monetary assets represented in U.S. dollars in these consolidated financial statements.

(f)    Management estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(g)    Property, plant and equipment, net

For the purpose of determining the opening balance sheet on the first application of U.S. GAAP at January 1, 2002, the Company performed a valuation of the property, plant and equipment, which represents a departure from U.S. GAAP, as reliable historical cost information and information regarding acquisition dates was not available.

Property, plant and equipment acquired subsequent to January 1, 2002 are valued at acquisition or production cost less accumulated depreciation. Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. When production activities are performed over an extended period, interest costs incurred during production are capitalized. The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Category of asset	Useful economic lives estimates, years
Buildings	20-45
Land improvements	20-50
Transfer devices	7-30
Machinery and equipment	7-30
Transportation equipment and vehicles	4-15
Tools, furniture, fixtures and other	4-8

Construction in progress and equipment held for installation are not depreciated until the asset is substantially ready for its intended use.

Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated income statement.

(h)    Impairment of long-lived assets

The carrying values of long-lived assets such as property, plant and equipment, and purchased intangibles are reviewed for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived asset may be impaired, an evaluation of recoverability is performed whereby the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. The remaining useful life of the assets is evaluated accordingly. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s discounted cash flows. No impairment was recognized in the consolidated financial statements as of June 14, 2002, and for the period starting January 1, 2002 through June 14, 2002.

(i)    Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight and other shipping costs.

Lime stone inventory costs include labor, supplies, depreciation of equipment, mine operating overheads and other related costs.

Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

(j)    Accounts receivable

Accounts receivable are receivables for production and services sold to customers in the process of operating activity. Accounts receivable are stated at net realizable value. If receivables are uncollectible,

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable.

The Company reviews the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

(k)    Investments

All investments in non-marketable equity securities of less than 20% owned entities are accounted for at cost. The Company did not invest in debt and marketable equity securities for the period starting from January 1, 2002 through June 14, 2002.

(l)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits with banks with an original maturity of three months or less.

(m)    Retirement benefit obligations

The Company is legally obliged to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). As such, the Company has no legal obligation to pay and does not guarantee any future benefits to its employees. Its only obligation is to pay the contributions as they fall due. If the Company ceases to employ members of the State Social Security plan, it will have no obligation to pay the benefits earned by its own employees in previous years. The Company’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand Rubles or approximately $3 translated at the exchange rate of the Ruble to the U.S. dollar at June 14, 2002) to 5% (applied to the part of the annual gross salary above 600 thousand Rubles or approximately $19 translated at the exchange rate of the Ruble to the U.S. dollar at June 14, 2002) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 28% to 5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the period starting from January 1, 2002 through June 14, 2002, were $2,077.

(n)    Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs upon delivery of products and rendering of services.

Sales of wire rod and a broad range of hardware represent product revenue. Service revenue comprises sales of services consisting primarily of steel processing and other minor services.

Both sales of products and services are recognized net of applicable provisions for discounts and allowances and turnover taxes charged on gross revenue, primarily value added tax and export duties,

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

when realized or realizable and earned. This is usually the case when there is clear evidence of an agreement, the risk of ownership has been transferred or the service has been rendered, the price has been agreed upon, and there is adequate assurance that collection will be made.

(o)    Shipping and handling fees and costs

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company classifies amounts billed to customers for shipping and handling as revenue and related costs as selling, distribution and operating expenses. The amount of shipping and handling fees and related costs totalled $1,006 for the period starting from January 1, 2002 through June 14, 2002.

(p)    Income taxes

A provision is made in the financial statements for taxation of profits in accordance with Russian legislation currently in force. The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

The Company does not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52 are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

(q)    Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealised holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as additional pension liabilities not yet recognized as net periodic pension cost. For the period starting from January 1, 2002 through June 14, 2002, comprehensive loss for the Company equalled the net loss.

(r)    Financial instruments

The carrying amounts of financial instruments, consisting of cash equivalents, investments, trade accounts receivable, trade accounts payable and short-term debt approximate their fair value.

The Company, using available market information and appropriate valuation methodologies, where they exist, has determined the estimated fair values of financial instruments. Since the Russian economy lacks active markets for most of the financial instruments held by the Company, very limited or no comparable market values are available to assess the fair value of the Company’s financial instruments.

The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Company to estimate the fair value of these

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the instruments to the Company. Therefore, such investments are recorded at cost.

The Company does not use derivative financial instruments.

(s)    Concentration of credit risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, trade accounts receivable, taxes recoverable and other receivables.

All of the Company’s workforce is represented by a trade union and is covered by collective agreement, which is routinely renewed each year. The collective agreement provides for minimum salary levels, bonus plans, additional benefits and certain employee protection rights. Management of the Company routinely interacts with trade unions to ensure the appropriate treatment of the employees and the stability of the Company’s business.

Revenue from sales to Mechel Trading House OOO, Chelyabinsk Metallurgical Plant OAO and Mechel Trading AG, affiliated companies, for the period starting from January 1, 2002 through June 14, 2002, amounted to $13,640, $3,470 and $1,150, or 40%, 10% and 3% of the total revenue, respectively.

(t)    Earnings per share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share has been computed based on the weighted average number of common shares outstanding during the period. There were no potentially dilutive securities outstanding during the period; therefore, diluted earnings per share equal basic earnings per share.

(u)    New accounting pronouncements

Business Combination, Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 14l, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and adopted SFAS No. 142 as of January 1, 2002. The adoption of the provisions of SFAS No. 141 and 142 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Assets Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires the enterprise to increase the carrying amount of the related long-lived asset (i.e., the associated asset retirement cost) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. The adoption of SFAS No. 143 by the Company on January 1, 2003, did not have a material impact on its financial position and results of operations.

Impairment and Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes both SFAS No. 121, and APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. However, SFAS No. 144 retains many of the fundamental provisions of SFAS No. 121 and retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a “component of an entity” that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS No. 144 as of January 1, 2002. The adoption of the provisions of SFAS No. 144 did not have a material impact on the Company’s results of operations, financial position or cash flow.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor recognizes and accounts for the fair value of the guarantee as a liability. The initial recognition and measurement provisions of FIN 45 should be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of both interim and annual periods ending after December 15, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 amended Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), and established standards for determining under what circumstances a variable interest entity (“VIE”) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that an entity is not required to consolidate but in which it has a significant variable interest. On December 17, 2003, the FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the public companies are required to apply FIN 46 by the end of the calendar year ending on December 31, 2003. The adoption of FIN No. 46 will not have a material impact on the Company’s results of operations, financial position or cash flows.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

3.    ACCOUNTS RECEIVABLE

Accounts receivable, net are comprised the following at June 14, 2002

Receivables for domestic sales	$4,933
Receivables for export sales	120
Less allowance for doubtful accounts	(2,496)

Total accounts receivable, net	$2,557

The following summarizes the changes in the allowance for doubtful accounts for the period starting from January 1, 2002 through June 14, 2002:

Balance at the beginning of the period	$(2,520)
Provision for doubtful accounts receivable	(73)
Exchange rate difference from remeasurment	97

Balance at the end of the period	$(2,496)

4.    INVENTORIES

Inventories are comprised of the following at June 14, 2002:

Raw materials and purchased parts	$12,256
Work in process	5,089
Finished goods	5,152

Total	$22,497

5.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of the following at June 14, 2002:

Input VAT and other taxes receivable	$4,753
Prepayments and advances for materials	387
Other current assets	1,174

Total	$6,314

Generally in Russia, VAT related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT related to purchase transactions, which is not yet reclaimable against VAT related to sales as of the balance sheet dates, is recognized in the balance sheet on a gross basis, i.e., as other current assets and taxes and social charges payable.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

6.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following at June 14, 2002:

Land improvements	$3,922
Buildings	23,937
Transfer devices	2,119
Machinery and equipment	83,838
Transport equipment	6,962
Tools, furniture, fixture and other	84

120,862
Accumulated depreciation	(8,769)
Construction in progress	12,133

Total property, plant and equipment	$124,226

As disclosed in Note 2(g) above, for the purpose of determining the opening balance sheet of property, plant and equipment on the first application of U.S. GAAP at January 1, 2002, the Company performed an independent valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available.

Included in construction in progress at June 14, 2002 are advances to suppliers of equipment of $578.

Interest capitalized in the cost of property, plant and equipment during the period starting from January 1, 2002 through June 14, 2002, comprised $830.

7.    INVESTMENTS

Investments in non-marketable equity and debt instruments are comprised of the following at June 14, 2002:

Belcord OOO	$1,456
Beloretsk Travel Agency OOO	140
Other non-marketable equity securities	86

Total	$1,682

The fair values of the above listed investments are not presented in the accompanying consolidated financial statements as they are not readily determinable due to the fact that there is no active market for them in the Russian Federation and the information on pricing in single transactions is not available to parties outside these transactions. Investments in Belcord OOO and Beloretsk Travel Agency OOO are accounted for using cost method.

8.    RELATED PARTY TRANSACTIONS

During the period starting from January 1, 2002 through June 14, 2002, the Company had transactions or balances with the following related parties:

➢	Mechel Trading AG (an entity affiliated with Mechel Steel Group)

➢	Mechel Trading House OOO (an entity affiliated with Mechel Steel Group)

➢	Chelyabinsk Metallurgical Plant OAO (an entity affiliated with Mechel Steel Group)

➢	Arshan OOO (an entity affiliated with Mechel Steel Group)

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

➢	South Ural Nickel Plant OAO (an entity affiliated with Mechel Steel Group)

➢	Magnitogorsk Metallurgical Plant OAO (an entity affiliated with Mechel Steel Group)

Amounts due from related parties consisted of the following at June 14, 2002:

Trade receivables:
Mechel Trading AG	$272
Mechel Trading House OOO	231
Chelyabinsk Metallurgical Plant OAO	121
Arshan OOO	47
SUNP OAO	2

Total due from related parties	$673

The amount due from Mechel Trading AG of $272 represented its obligations to the Company for metal products. Sales to Mechel Trading AG amounted to $1,150 for the period starting January 1, 2002 through June 14, 2002.

The amount due from Mechel Trading House OOO of $231 represented its obligations to the Company for by-products. Sales of metal products to Mechel Trading House OOO amounted to $12,664, sales of other products and services amounted to $390 and shipping and handling fees amounted to $586 for the period starting January 1, 2002 through June 14, 2002.

The amount due from Chelyabinsk Metallurgical Plant OAO of $121 represented its obligations to the Company for metal products. Sales of metal products to Chelyabinsk Metallurgical Plant OAO amounted to $3,319 and shipping and handling fees amounted to $151 for the period starting January 1, 2002 through June 14, 2002.

The amount due from Arshan OOO of $47 represented its obligations to the Company for coke. Sales of metal products to Arshan OOO amounted to $31 for the period starting January 1, 2002 through June 14, 2002.

Amounts due to related parties consisted of the following at June 14, 2002:

Debt:
Uglemetbank	415

$415
Trade payables:
Chelyabinsk Metallurgical Plant OAO	2,641
Mechel Trading House OAO	2,631
Arshan OAO	1,569
SUNP OAO	4

$6,845

Advances received from:
Mechel Trading House OOO	992
Magnitogorsk Metallurgical Plant OAO	92
Chelyabinsk Metallurgical Plant OAO	4

$1,088

Total due to related parties	$8,348

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The amounts due to Uglemetbank of $415 represented a short-term Russian ruble denominated loan for working capital financing, bearing an annual interest rate of 22% repayable in 2003. During the period starting from January 1, 2002 through June 14, 2002, the Company recognized interest expense of $16 in respect to the loans received from Uglemetbank.

The amount due to Chelyabinsk Metallurgical Plant OAO of $2,641 represented the Company’s obligations for steel, semi-products and wire rods. Purchases from Chelyabinsk Metallurgical Plant OAO amounted to $4,064, of which $4,064 were included in cost of sales in the accompanying consolidated financial statements.

The amount due to Mechel Trading House OOO of $2,631 represented the Company’s obligations for various raw materials. Purchases from Mechel Trading House OOO amounted to $2,500, of which $2,500 were included in cost of sales in the accompanying consolidated financial statements. The amount of $992 due to Mechel Trading House OOO represented the advance received for future metal products.

The amount due to Arshan OOO of $1,569 represented the Company’s obligations for coke. Purchases from Arshan OOO amounted to $1,306, of which $1,306 were included in cost of sales in the accompanying consolidated financial statements.

The amount due to Magnitogorsk Metallurgical Plant OAO of $92 represented the advance received for metal products.

9.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following at June 14, 2002:

Taxes and social charges on payroll payable	$11,660
Current portion of restructured taxes and contributions to the Russian Pension Fund (see Note 10)	2,344
Accrued expenses	3,097
Notes payable	530
Other accounts payable	2,634

Total	$20,265

10.    RESTRUCTURED TAXES AND SOCIAL CHARGES PAYABLE

During 2000 through 2002, the Company entered into agreements with tax and social security authorities to restructure the amounts and timing of payments of liabilities related to taxes and contributions due to the Russian National Pension Fund, both with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities including fines and penalties were overdue and payable with short maturities and were accrued by the Company. Upon conclusion of the restructuring agreements, overdue taxes and charges with related fines and penalties accrued became payable in equal quarterly instalments within ten years.

Related fines and penalties became payable only if certain conditions were not met. Subject to timely payment of at least 50% of all the restructured principal amounts of taxes and charges within two years on schedule, and the full and timely payment of current taxes being accrued, a 50%-portion of the restructured fines and penalties will be forgiven. Furthermore, subject to timely payment of the remaining restructured principal amounts of taxes and charges within four years on schedule, and the full and timely payment of current taxes being accrued, the remaining 50% of the restructured fines and penalties will be forgiven. Restructured principal of taxes and charges (except for Road users tax, charges to regional funds and social funds) are subject to interest of 5.5% p.a., payable in equal quarterly instalments. Restructured fines and penalties do not bear interest.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Contributions to the Russian Pension Fund and 15% of the related fines and penalties are payable in equal quarterly instalments over five years. Subject to full repayment of the restructured principal contributions to the Russian Pension fund and payment of at least 15% of the fines and penalties accrued within five years, as well as the full and timely payment of current contributions, the remaining 85% of the restructured fines and penalties related to the contributions to the Russian Pension Fund will be forgiven. Restructured principal contributions to the Russian Pension Fund, fines and penalties related thereto, are interest free.

Restructured taxes, contributions to the Russian Pension Fund and fines and penalties related thereto were as follows at June 14, 2002:

Restructured taxes	$14,444
Restructured fines and penalties on tax delinquencies	13,142
Restructured contributions to social funds	230

Restructured fines and penalties on social funds contributions delinquencies	547

Total	28,363
Less current portion	(2,344)

Non-current portion	$26,019

Restructured taxes, contributions to the Russian Pension Fund and fines and penalties related thereto repayments over the five-year period beginning June 14, 2002 are as follows:

Repayable in year ended June 14:
2003	$2,344
2004	2,027
2005	1,959
2006	2,214
2007	3,613
2008 and thereafter	16,205

Total	$28,363

11.    SHORT-TERM DEBT

Short-term debt is comprised of the following at June 14, 2002:

	Amount	Average rate*
Russian ruble denominated:
Banks and financial institutions	$16,215	22%
Corporate lenders	64	24%

	16,279
U.S. dollar denominated:
Banks and financial institutions	3,776	14%

Euro denominated:
Banks and financial institutions	336	22%

Total	$20,391

*	Based on the weighted average interest rates for the period from January 1 through June 14, 2002

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The most significant debt provided by banks included loans and a credit line facility received from Sberbank, UralSib (formerly, known as Bashcreditbank) and Alfa Bank. The loans from financial institutions are collateralised by raw materials, finished goods and property, plant and equipment.

During 2002, Sberbank provided a series of Ruble-denominated loans and credit facilities to finance operating activities in the amount of $10,151, bearing interest at rates varying from 20% to 22% p.a., secured by property, plant and equipment.

During 2002, UralSib provided a series of Ruble-denominated loans and credit facilities to the Company for a total of $4,211 bearing interest at rates from 23% to 24% p.a. guaranteed by Chelyabinsk Metallurgical Plant OAO and secured by BMP’s production in process. In addition, in 1999 Uralsib provided a $2,913 US-dollar denominated short-term loan and bearing interest at rate from 14 to 15% p.a. and secured by BMP’s production (wire rods), which is outstanding as at June 14, 2002.

During 2002 and 2001, Alfa bank provided a series of Ruble denominated loans bearing interest at 21.5% and secured by BMP’s goods. The balance outstanding as at June 14, 2002 is $1,437. In addition, in 2002 Alfa bank provided the Company by US dollar-denominated loan amounting to $864, bearing interest from 11% to 13.75%, secured by equipment and goods.

12.    SHAREHOLDERS’ EQUITY

Capital stock

The capital stock of the Company consists of 1,209,978,307 and 90,743,507 authorized common and preferred shares with par value of 1 Russian ruble (approximately $0.03), of which 7,466,842 and 562,305 common and preferred shares, respectively, were outstanding as of June 14, 2002.

In accordance with the Russian legislation and the Company’s Charter, when the preferred shares in respect to any given year were not accrued dividends such preferred shares receive the voting rights until the time the dividends have been paid in full. The minimum dividends preferred shareholders are entitled to comprise at least 10% of their par value. Should the dividends declared on common shares be higher than the minimum preferred share dividends referred to above, the preferred shareholders are entitled to additional dividend payable on top of the minimum dividends so the total dividend per one preferred share equals the dividend declared per one common share. Preferred shares have a liquidation preference of approximately $20. In accordance with the Company’s Charter, the preferred shares are not convertible into common shares; however, preferred shareholders are also entitled to a proportionate share in the liquidation value of the Company, thus making them participatory shares.

Distribution of statutory earnings

In accordance with Russian legislation, the Company and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% individual withholding tax, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

At June 14, 2002, no amounts were available for dividends as BMP had accumulated losses of 864 million Russian rubles (or $27.6 million) in accordance with Russian statutory financial statements.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

13.    INCOME TAXES

The income tax benefit consisted of the following for the period starting January 1, 2002 through June 14, 2002:

Current income tax expense	$(48)
Deferred income tax benefit	1,538

Total income tax benefit	$1,490

Income tax is calculated at 20% of taxable profit for the period starting from January 1, 2002 through June 14, 2002 in accordance with the rules of the Russian Federation. A reconciliation between the income tax benefit computed by applying the 20% statutory tax rate to the pre tax loss presented in the accompanying consolidated financial statements, to the provision for income taxes reported in the accompanying consolidated financial statements, is as follows:

Income tax benefit computed on pre tax loss, at statutory tax rate of 20%	$1,707

Tax effect of permanent differences:
Effect of indexation of property, plant and equipment basis	(482)
Fines and penalties related to tax	(322)
Social expenditures	(152)
Non-deductible expenses and non-taxable income	(124)
Other permanent differences	863

Income tax benefit as reported	$1,490

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at June 14, 2002, consist of the following:

Deferred tax assets—current
Inventory valuation differences	$1,125
Timing differences in cost recognition	1,011
Allowance for doubtful accounts receivable	849
Loss carry forward	656

Total current deferred tax assets	3,641

Total deferred tax assets	$3,641

Deferred tax liabilities—current
Accounts payable written off	$254

Deferred tax liabilities—non-current
Property, plant and equipment	19,918

Total deferred tax liabilities	$20,172

For Russian income tax purposes, the Company has accumulated tax losses, which may be carried forward for use against future income within 10 years. Their use is restricted to a maximum of 30% of taxable income in each year. Tax loss carry forwards may be eroded by future devaluation of the ruble. As of June 14, 2002, for Russian income tax purposes, the Company had tax losses available to carry forward of approximately $2,732 that expire in 2012.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14.    REVENUES

Domestic revenue includes shipments to customers domiciled in the Russian Federation. Export revenue includes shipments made to customers located in foreign countries, including members of the Commonwealth of Independent States, other than Russia. Revenues for the period starting from January 1, 2002 through June 14, 2002, are comprised of the following:

Metal products	$26,226
Sales of other goods and services	3,580
Shipping and handling fees	1,006
Service revenue	3,632

Total revenues	$34,444

15.    TAXES OTHER THAN INCOME TAX

Taxes other than income tax for the period starting from January 1, 2002 through June 14, 2002, are comprised of the following:

Property and land tax	$549
Road users tax	275
Other taxes and penalties	728

Total taxes other than on income	$1,552

16.    COMMITMENTS AND CONTINGENCIES

Contingencies

(a)    General

The Russian economy continues to display certain traits consistent with that of an economy in transition. These characteristics include periods of high inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly affected by the government’s continued actions with regard to supervisory, legal, and economic reforms.

(b)    Taxation

The Company is a subject to taxation in Russia. The Russian tax system continues to evolve. Applicable taxes include value added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced in 2002 and previous years were not always clearly drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

Beloretsk Metallurgical Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In Russia, generally, tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three year period. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists as to the amount, the Company has accrued tax liabilities based on management’s best estimate.

As of June 14, 2002, the Company does not believe that any other material matters exist relating to the Company, including pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

(c)    Litigation, claims and assessments

The Company is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Company’s liability, if any, in all pending litigation, other legal proceeding or other matters would not have a material effect upon the financial condition, results of operations or liquidity of the Company.

The Russian legal system, which regulates the Company’s business, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Company’s financial condition or future results of operations.

The Company’s operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company’s ability to continue operations.

(d)    Environmental

In the course of the Company’s operations, the Company may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will significantly impair the Company’s operations or have a material adverse effect on its financial position.

17.    SUBSEQUENT EVENTS

On June 14, 2002, Mechel Steel Group acquired 50.7% of voting shares of the Company. In December 2002, November 2003 and March 2004, Mechel Steel Group acquired additional 0.4%, 29.4% and 10.8%, respectively, of the voting shares of the Company. As a result, Mechel Steel Group increased its interest in the Company to 91.3% as of June 30, 2004.

In 2003, the Company received long-term loan of $17,770 from Mechel Trade House, a related party, bearing interest at 12.5% p.a. The loan is payable in 2006.

Korshunov Mining Plant OAO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors

Korshunov Mining Plant OAO

We have audited the accompanying consolidated balance sheet of Korshunov Mining Plant OAO, an open joint stock company (hereinafter referred to as the “KMP”), as of October 16, 2003, and the related consolidated statements of operations, cash flows and changes in shareholders’ deficit for the period from January 1, 2003 through October 16, 2003. These consolidated financial statements are the responsibility of KMP’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2(f) to the consolidated financial statements, the value of property, plant and equipment as of January 1, 2002, has been recorded at appraised values rather than at historical cost as is required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KMP at October 16, 2003, and the consolidated results of its operations and its cash flows for the period from January 1, 2003 through October 16, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young (CIS) Limited

June 30, 2004

Moscow, Russia

Korshunov Mining Plant OAO

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share amounts)	Note		October 16, 2003
ASSETS
Cash and cash equivalents			$127
Accounts receivable, net of allowance for doubtful accounts of $1,028			188
Inventories	3		9,692
Due from related parties	6		5,926
Deferred tax asset	9		2,150
Prepayments and other current assets	4		1,774

Total current assets			19,857

Property, plant and equipment, net	5		53,699
Mining assets, net	5		18,743
Other non-current assets			115

Total non-current assets			72,557

Total assets			$92,414

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Accounts payable and accrued expenses:
Accrued expenses and other current liabilities	7		$3,757
Taxes and other obligatory payments payables	7		40,617
Trade accounts payable			5,818
Advances received			174
Capital lease obligation	6		1,747
Due to related parties	6		59,442

Total current liabilities			111,555

Long-term debt	6		180
Deferred income taxes	9		8,527
Asset retirement obligations	2	(t)	2,154

Total non-current liabilities			10,861

Total liability			122,416

SHAREHOLDERS’ DEFICIT	8
Common shares (1 Russian ruble par value); 250,216 shares authorized, issued and outstanding			269
Additional paid-in capital			786
Accumulated other comprehensive loss			(723)
Accumulated deficit			(30,334)

Total shareholders’ deficit			(30,002)

Total liabilities and shareholders’ deficit			$92,414

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars)	Note	Period from January 1 through October 16, 2003
Revenue (including related party amounts of $45,323)	10	$45,728

Cost of goods sold and cost of service revenue (including related party amounts of $39,418)		39,445

Gross margin		6,283

Selling, distribution and operating expenses:
Selling and distribution expenses		633
Taxes other than income tax	11	625
General and administrative expenses		762
Other operating expenses	11	5,778

Total selling, distribution and operating expenses		7,798

Operating loss		(1,515)

Other income and expense:
Interest expense		(621)
Other expense, net		(153)
Foreign exchange gain, net		49

Total other income and expense, net		(725)

Loss before income taxes and change in accounting principle		(2,240)
Income tax benefit	9	1,111

Loss before change in accounting principle		(1,129)

Change in accounting principle, net of taxes	9	(1,671)

Net loss		$(2,800)

Cumulative translation adjustment on opening balances		(291)
Cumulative translation adjustment for 2003		(432)

Total comprehensive loss		$(3,523)

Basic and diluted loss per share (in dollars):
Loss per share before effect of change in accounting principle		$(4.51)
Loss per share effect of change in accounting principle		$(6.68)

Net loss per share		$(11.19)

Weighted average number of common shares used in computing basic and diluted loss per share		250,126

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)	Period from January 1 through October 16, 2003
Cash Flows from Operating Activities:
Net loss	$(2,800)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8,218
Foreign exchange gain	(49)
Deferred tax benefit	(2,447)
Allowance for doubtful accounts receivable	397
Write off accounts payable	(239)
Loss on sale of property, plant and equipment	652
Non-cash interest on long-term debt	582
Loss on disposal of promissory notes	46
Accretion expense	241
Changes in working capital items:
Accounts receivable	(231)
Due from related parties	(2,283)
Due to related parties	3,892
Inventories	(1,130)
Prepayments and other current assets	1,210
Accounts payable, including trade payables, accrued expenses and advances received	(7,156)
Taxes and other obligatory payments payable	(38,017)

Net cash used in operating activities	(39,114)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(400)
Proceeds from disposal of property, plant and equipment	5
Purchases of short-term investments	(128)

Net cash used in investing activities	(523)

Cash Flows from Financing Activities:
Proceeds from short-term related party debt	39,723

Net cash provided by financing activities	39,723

Effect of exchange rate changes on cash and cash equivalents	2

Net decrease in cash and cash equivalents	88

Cash and cash equivalents at beginning of year	39

Cash and cash equivalents at end of year	$127

Supplementary Cash Flow Information:
Income taxes paid	$5
Interest paid	$—

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands of U.S. dollars, except share amounts)	Common shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
	Shares	Amount
Balances as of December 31, 2002	250,126	$269	$786	$(27,534)	—	$(26,479)
Cumulative translation adjustment on opening balances	—	—	—	—	(291)	(291)
Cumulative translation adjustment	—	—	—	—	(432)	(432)
Net loss	—	—	—	(2,800)	—	(2,800)

Balances as of October 16, 2003	250,126	$269	$786	$(30,334)	$(723)	$(30,002)

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of October 16, 2003 and for the period from January 1 through October 16, 2003

(All amounts are in thousand of U.S. dollars, unless stated otherwise)

1.    BUSINESS AND GOING CONCERN

Business and formation

Korshunov Mining Plant OAO (“KMP” and, together with its subsidiaries, the “Company”) was incorporated as a joint-stock company in Russia, as a successor company to the formerly state-owned enterprise “Korshunovsky Mining and Dressing Plant” (also known as “Korshunovsky GOK”) upon its privatization in 1993. The Company is located in Zheleznogorsk-Ilimsky, Irkutsk region (Far-Eastern part of Russia) and engaged in ferrous metals mining and production of iron ore concentrate as its primary product. KMP operates three surface iron ore mines and one iron ore processing plant. The Company sells its products primarily within Russia. KMP has a number of majority-owned insignificant subsidiaries involved in auxiliary services, both of production nature and non-core to the main business of KMP.

Going concern

As a result of the general economic crisis developing in Russia since August 1998 and the resulting negative effects on the Company’s business, in November 1998, the Company was forced into bankruptcy proceedings initiated by a group of external creditors. Under the rules of the bankruptcy proceedings, an external management was introduced by the creditors committee and the government’s agency for the bankruptcy management, which overruled the voting authority of the shareholders of the Company, while in bankruptcy status. Under the bankruptcy laws, the creditors committee and the external manager appointed by the court, as opposed to the shareholders, had the ultimate authority and control over the key financial and economic decision of KMP.

Throughout most of the period ended October 16, 2003, the Company was still in the state of bankruptcy until September 29, 2003, when a court approved an Amicable Agreement and a debt settlement plan signed by the bankruptcy committee creditors, which ceased the bankruptcy proceedings. During the period from January 1 through October 16, 2003, the Company incurred a net loss of $2,800 and experienced negative cash flows from operations of $39,114. In addition, at October 16, 2003, the Company had negative working capital of $91,698. However, in addition to the majority interest in the Company’s capital accumulated by Mechel Steel Group OAO (Mechel) by October 16, 2003, the date of acquisition of KMP by Mechel, the latter provided capital to the Company in form of debt (see Note 6) and advances for product sales, during the period from January 1 through October 16, 2003, and committed to continue to provide capital sufficient to maintain the Company’s continuing operations. As of October 16, 2003, the Company has $40,617 payable in arrears for taxes, social charges with related interest and penalties, to the local and federal state budgets (see Note 7). Due to its financial position and the outstanding tax arrears to be repaid pursuant to the Amicable Agreement, October 16, 2003, the Company is still dependent on the financing provided by Mechel.

The Company may experience negative cash flows from operations in the future. Achieving positive cash flow depends on the Company’s ability to generate sufficient revenues from sale of its products and raise additional capital and attract funds in the form of debt. The Company anticipates that its operations will benefit from integration into Mechel’s business and these benefits are expected to flow to the Company in the form of efficiencies associated with the access to the established distribution and supply channels of Mechel and capital available to finance operations. Accordingly, management of the Company believes that the Company will continue as a going concern for the foreseeable future.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of accounting and presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). KMP and its subsidiaries maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with U.S. GAAP.

The accompanying consolidated financial statements have been prepared using the historical cost convention and modified by the initial valuation of property, plant and equipment as further disclosed in Note 2(f) to the accompanying consolidated financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the Russian statutory purposes in that they reflect certain adjustments, not recorded in statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) consolidation of financial position and results of operations of subsidiaries; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; and (6) valuation allowances for unrecoverable assets.

(b)    Basis of consolidation

The accompanying consolidated financial statements of the Company include the accounts of KMP and its majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50 percent of the voting share capital of the entity, or other means. All significant inter-company balances and transactions have been eliminated.

(c)    Reporting and functional currencies

The Company determined its reporting currency to be the U.S. dollar. The Company’s functional currency is the Russian ruble, as the majority of its revenues, expenses, property and equipment purchases, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian rubles.

As the economy of the Russian Federation was considered highly inflationary until January 1, 2003, transactions and balances not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation”. The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current assets and shareholders’ equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the monthly average exchange rates. Items in the statement of cash flows are translated at the monthly average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars were included in the consolidated statement of operations as “Foreign exchange gain”.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Effective from January 1, 2003, Russia no longer meets the criteria for a highly inflationary economy for purposes of applying SFAS No. 52. Accordingly, for the periods starting January 1, 2003, the Company and its subsidiaries remeasure transactions and balances from their functional currency in Rubles into reporting currency in U.S. dollars using the current rate method as prescribed by SFAS No. 52, when preparing its consolidated financial statements. The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income or loss.

The official exchange rates for one U.S. dollar were 30.23 and 31.78 Russian rubles as of October 16, 2003 and December 31, 2002, respectively. The weighted average exchange rate of one U.S. dollar for the period from January 1 through October 16, 2003, was 30.60 Russian rubles.

(d)    Devaluation, inflation, and currency restrictions and controls

The Russian ruble has historically been devaluing against the U.S. dollar due to significant inflation in the Russian Federation as well as other factors. During 2003, however, the Russian ruble appreciated by 7.4% against the U.S. dollar while official Russian ruble inflation was 12%. Additionally, there are significant currency restrictions and controls related to converting Russian rubles into other currencies. At present, the Russian ruble is not convertible outside of the Russian Federation and, furthermore, all transactions within the Russian Federation must be settled in Russian rubles. Future movements in the exchange rate between the Russian ruble and the U.S. dollar will affect the carrying values of the Company’s Russian ruble-denominated monetary assets and liabilities. Such movements may also affect the Company’s ability to realize non-monetary assets represented in U.S. dollars in these consolidated financial statements. Official exchange rates are determined daily by the Central Bank of Russia and are generally considered to be a reasonable approximation of market rates. The translation of ruble-denominated assets and liabilities into U.S. dollars for the purpose of these consolidated financial statements does not indicate that the Company could realize or settle in U.S. dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar values of capital and retained earnings to its shareholders.

(e)    Management estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(f)    Property, plant and equipment, net

As disclosed in the Company’s consolidated financial statements for the year ended December 31, 2002, the first period when the Company prepared its U.S. GAAP financial statements, at January 1, 2002, the Company performed a valuation of the property, plant and equipment using the results of appraisal performed by independent valuation experts and recorded it at the appraised value on its balance sheet at January 1, 2002, which represents a departure from U.S. GAAP. The Company had to carry property, plant and equipment existing as of January 1, 2002 at its appraised value instead of the historical cost of acquisition as reliable historical cost information and information regarding acquisition dates was not available; the property, plant and equipment acquired subsequent to January 1, 2002 were valued at its acquisition or production cost. In the accompanying consolidated balance sheet the carrying amount of property, plant and equipment is shown net of accumulated depreciation.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by independent mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Development costs are capitalized beginning after proven and probable reserves are established. At the Company’s surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Exploration and development costs during the period from January 1 through October 16, 2003 were immaterial.

Expenditures for betterments are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, cost incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred.

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method on the ratio of tones of minerals mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the estimated lives of the mines or license term, whichever is shorter determined on a mine by mine basis as estimated with the assistance of independent mining engineers.

A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral licenses, and the likelihood that the Company will continue exploration on the mine. Based on the results at the conclusion of each phase of an exploration program, properties that are not economically feasible for production are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the companies owning such mineral rights.

Other property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. When production activities are performed over an extended period, interest costs incurred during production are capitalized. The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls. Costs

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Category of asset	Useful economic lives estimates, years
Buildings	20-45
Land improvements	20-40
Transfer devices	25-35
Machinery and equipment	15-30
Transportation equipment and vehicles	5-30
Tools, furniture, fixtures and other	5-13

Construction in progress and equipment held for installation are not depreciated until the asset is substantially ready for its intended use. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statement of operations.

(g)    Impairment of long-lived assets

The carrying values of long-lived assets such as property, plant and equipment, and purchased intangibles are reviewed for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived asset may be impaired, an evaluation of recoverability is performed whereby the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. The remaining useful life of the assets is evaluated accordingly. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s discounted cash flows. No impairment was recognized in the consolidated financial statements as of October 16, 2003 and for period from January 1 through October 16, 2003.

(h)    Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight and other shipping costs. Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

(i)    Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are uncollectible, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Company reviews the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

(j)    Capital leases

The Company recognizes capital leases as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Company’s incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(k)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits with banks with an original maturity of three months or less.

(l)    Retirement benefit obligations

The Company is legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). As such, the Company has no legal obligation to pay and does not guarantee any future benefits to its employees. Its only obligation is to pay the contributions as they fall due. If the Company ceases to employ members of the State Social Security plan, it will have no obligation to pay the benefits earned by its own employees in previous years. The Company’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand Rubles or approximately $3, translated at the exchange rate of the Ruble to the U.S. dollar at October 16, 2003) to 5% (applied to the part of the annual gross salary above 600 thousand Rubles or approximately $20, translated at the exchange rate of the Ruble to the U.S. dollar at October 16, 2003) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 28% to 5%, respectively, depending on the annual gross salary of each employee.

(m)    Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs upon delivery of products and rendering of services. Product revenue is represented by sales of iron ore concentrate. Service revenue comprises sales of services consisting primarily of transportation and other minor services. Both sales of products and services are recognized net of applicable provisions for discounts and allowances and turnover taxes charged on gross revenue, primarily value added tax and export duties, when realized or realizable and earned. This is usually the case when there is clear evidence

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

of an agreement, the risk of ownership has been transferred or the service has been rendered, the price has been agreed upon, and there is adequate assurance that collection will be made.

(n)    Shipping and handling fees and costs

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company classifies amounts billed to customers for shipping and handling as revenue and related costs as selling, distribution and operating expenses. These costs totaled to $85 for the period ended October 16, 2003.

(o)    Income taxes

Provision is made in the financial statements for taxation of profits in accordance with Russian legislation currently in force. The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

Prior to January 1, 2003, when Russia was deemed to be hyper-inflationary and as a result of remeasuring its financial statements the Company did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes. The deferred tax affect associated with the temporary differences that arose from the change in the Company’s functional currency (from U.S. dollar to ruble) when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the Company’s cumulative translation adjustment component of accumulated other comprehensive loss on January 1, 2003.

(p)    Total comprehensive loss

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of total comprehensive income in addition to net income. For the period ended October 16, 2003, total comprehensive loss for the Company, apart from the net loss of $2,800, included a cumulative translation adjustment being the result of translation of the Russian ruble denominated financial statements in accordance with SFAS No. 52. It also included deferred tax effect of change in functional currency of KMP from US Dollar to Russian Ruble as of January 1, 2003, recorded in accordance with EITF 92-8 “Accounting for the Income Tax Effects under FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary”.

(q)    Financial instruments

The carrying amounts of financial instruments, consisting of cash equivalents, investments, trade accounts receivable, trade accounts payable and short-term debt approximate their fair value.

The Company, using available market information and appropriate valuation methodologies, where they exist, has determined the estimated fair values of financial instruments. Since the Russian economy lacks

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

active markets for most of the financial instruments held by the Company, very limited or no comparable market values are available to assess the fair value of the Company’s financial instruments.

The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not be practicable for the Company to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the instruments to the Company. Therefore, such investments are recorded at cost.

The Company does not use derivative financial instruments.

(r)    Concentration of credit and other risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, trade accounts receivable, taxes recoverable and other receivables.

All of the Company’s workforce is represented by trade union and is covered by collective agreement, which is routinely renewed each year. The collective agreement provides for minimum salary levels, bonus plans, additional benefits and certain employee protection rights. Management of the Company routinely interacts with trade union in order to ensure the appropriate treatment of the employees and the stability of the Company’s business.

(s)    Earnings per share

In accordance with SFAS No. 128, “Earnings per Share”, basic loss per share has been computed based on the weighted average number of common shares outstanding during the period. There were no potentially dilutive securities outstanding during the period; therefore, diluted earnings per share equaled basic earnings per share.

(t)    Assets Retirement Obligations

Effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related property, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon adoption of SFAS No. 143 on January 1, 2003, the Company recorded $1,671, as a result of a change in accounting principle. Application of this new accounting principle resulted in an increase in property, plant and equipment of $232 and an asset retirement obligation liability of $2,154. The application of SFAS No. 143 increased loss from operations by $250 and net loss by $1,922, or $7.68 per basic and diluted share, for the period from January 1 through October 16, 2003.

The Company has numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. The Company’s asset retirement obligations primarily relate to the Company’s surface mine

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

areas, production facilities with related landfills and dump areas. The following table presents the movements in ARO for the year period from January 1 through October 16, 2003.

Balance at January 1, 2003 (adoption)	1,913
Accretion expense	241

Balance at end of period	2,154

(v)    New accounting pronouncements

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 amended Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), and established standards for determining under what circumstances a variable interest entity (“VIE”) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that an entity is not required to consolidate but in which it has a significant variable interest.

On December 17, 2003, the FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the public companies are required to apply FIN 46 by the end of the calendar year ending on December 31, 2003. The adoption of FIN No. 46 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

3.    INVENTORIES

Inventories were comprised of the following:

October 16, 2003
Raw materials and purchased parts	8,170
Semi-finished goods	430
Work in process	80
Finished goods	1,012

Total inventories	9,692

4.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets were comprised of the following:

October 16, 2003
Prepayments and advances for materials	1,246
Deferred expenses	21
Input VAT and other taxes recoverable	31
Other current assets	476

Total prepayments and other current assets	1,774

The Company has the legal right to offset value added tax (VAT) paid on purchases, subject to certain restrictions, against VAT charged to customers related to sales to the extent the Company disbursed cash for VAT on purchases. The Company records VAT receivable in the balance sheet gross to the extent such VAT cannot be offset against VAT received from customers.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

October 16, 2003
Land	9,231
Machinery and equipment	25,537
Buildings and constructions	18,871
Transport equipment and vehicles	11,288
Tools, furniture, fixtures and other	1,444

Total operating property, plant and equipment	66,371
less: accumulated depreciation	(18,917)

Mining, processing plant and equipment	19,772
Less: accumulated depletion	(1,029)

Total mining property, plant and equipment, net	18,743
Construction in progress	6,245

Total property, plant and equipment, net	72,442

As disclosed in Note 2(f) above, for the purpose of determining the opening balance sheet of property, plant and equipment on the first application of U.S. GAAP at January 1, 2002, the Company performed a valuation of the property, plant and equipment existing at January 1, 2002 as reliable historical cost information and information regarding acquisition dates was not available.

The Company leases certain equipment under non-cancelable capital leases. At October 16, 2003 obligations under capital leases amounted to $1,747, which should be repaid during one year. At October 16, 2003, the cost of leased equipment included in the carrying amount of property, plant and equipment and related accumulated depreciation amounted to $1,682 and $473. Depreciation charge for leased and own assets is reported in the statement of operations. Included in construction in progress at October 16, 2003 are advances to suppliers of equipment of $1,714.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

6.    RELATED PARTY TRANSACTIONS

Amounts due to related parties consisted of the following:

October 16, 2003
Due from related parties:
Sual Ruda	791
Mechel Trading House	5,135

Total	5,926

October 16, 2003
Due to related parties:
Trade paybles:
Sual Ruda	8,707
Mechel Trading House	5,260
Other	10

Total trade payables	13,977

Other payables:
Mechel Trading House	17,025

Short-term loans:
Uglemetbank	392
Mechel Trading House (current portion of long-term debt)	4,298
Mechel Trading House (short-term loans)	23,750

Total short-term loans	28,440

Total due from related parties	59,442

Capital lease obligation:
Sual Ruda	1,054
Multigroup	693

Total capital lease obligation	1,747

Long-term debt
Mechel Trading House	180

(a)    Sual Ruda

During the period from January 1 through October 16, 2003, the Company sold iron ore concentrate to Sual Ruda, a subsidiary of Mechel, for a total of $7,038. The balance receivable from Sual Ruda for sales of iron ore concentrate and other materials at October 16, 2003 was $791. During the period from January 1 through October 16, 2003, the Company purchased from Sual Ruda various raw materials and parts. The balance due to Sual Ruda at October 16, 2003 for these transactions was $8,707. Also, at October 16, 2003 Sual Ruda was owed the outstanding balance of the interest-free long-term loan of $180 provided to the Company in 2002.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)    Mechel Trading House

During the period from January 1 through October 16, 2003, the Company sold iron ore concentrate to Mechel Trading House, a subsidiary of Mechel, for a total of $37,882, including shipping and handling fees in the amount of $85. The amount due from Mechel Trading House at October 16, 2003 for iron ore concentrate and other sales was $5,135. Mechel Trading House was also selling various raw materials and parts to the Company during the period from January 1 through October 16, 2003, and the amount due to it for these transactions at October 16, 2003 was $5,260.

During the period from January 1 through October 16, 2003, Mechel Trading House also paid $17,025 of the Company’s tax and social arrears owed to the state budgets and guaranteed a repayment of the remainder of the tax and social debt under the Amicable Agreement signed in August 2003 (see Note 1). In 2003, the long-term loan of $4,991 previously due to Sual Ruda was reassigned to Mechel Trading House. The balance of debt outstanding under this loan at October 16, 2003, less unamortized discount of $513, was $4,478, including current portion of $4,298. Also during 2003, Mechel Trading House provided a series of interest-free and uncollateralized Ruble-denominated loans, for a total of $23,750, as financial assistance to cover its working capital shortages.

(c)    Uglemetbank

During the period from January 1 through October 16, 2003, Uglemetbank, an entity affiliated with Mechel, provided a Ruble-denominated short-term loan at interest rate of 20% p.a. to the Company.

7.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

October 16, 2003
Payroll payable	2,052
Other expenses accrued	1,705

Total accrued expenses and other current liabilities	3,757

Taxes and other obligatory payments payable

As disclosed in Note 1, due to the bankruptcy proceedings going on, the Company had significant tax liability and unpaid social charges in arrears, and related interest and penalties relating to the preceding periods. The following was included in the amount of total debt owed to the different state budgets and social funds, including interest and penalties, at October 16, 2003:

Social and pension charges	4,046
Value added tax	8,377
Road users tax	1,033
Income taxes payable	2,120
Other taxes and obligatory payment arrears	2,090

Total principal of taxes and other obligatory payment arrears	17,666

Interest and penalties	22,951

Total taxes and other obligatory payments payable	40,617

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Upon signing the Amicable Agreement, the total tax and social charges arrears relating to the prior periods with the accumulated interest and penalties thereto were rescheduled to become due for repayment in six equal monthly installments, commencing from the date of signing the Amicable Agreement. Subsequently, these debts were fully repaid.

8.    SHAREHOLDERS’ DEFICIT

Capital stock

The capital stock of the Company consists of 250,126 common shares with par value of 1 Russian ruble each, all of which have been authorized and issued since 1993.

Distribution of statutory earnings

In accordance with Russian legislation, the Company and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% individual withholding tax, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

At October 16, 2003, no amounts were available for dividends as KMP had accumulated losses of 394.2 million Russian rubles (or $12,900) in accordance with Russian statutory financial statements. KMP’s subsidiaries had 35.3 million Russian rubles (or $1) available for distribution to KMP, as determined based on their Russian statutory accounting reports, however, the subsidiaries being limited liability companies did not have to distribute their earnings, unless the controlling shareholder (the Company) wished to do so.

9.    INCOME TAXES

The income tax benefit consisted of the following, during the period from January 1 through October 16, 2003:

Current income taxes	(1,336)
Deferred income taxes	2,447

Total income tax benefit	1,111

Income tax is calculated at 24% of taxable profit in accordance with the rules of the Russian Federation. A reconciliation between the theoretical income tax benefit computed by applying the 24% statutory tax rate to the pre tax loss presented in the accompanying consolidated financial statements, to the provision for income taxes reported in the accompanying consolidated financial statements, is as follows:

Theoretical income tax benefit computed on pre tax loss, at statutory tax rate of 24%	939
Tax effect of permanent differences:
Effect of indexation of property, plant and equipment basis	747
Non-deductible expenses	(689)
Tax effect on currency translation gain	903
Other permanent differences	(789)

Income tax benefit as reported	1,111

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements consist of the following:

Deferred tax asset—current:
Allowance for doubtful accounts receivable	1,692
Other accruals and asset write offs	624

Total deferred tax assets	2,316
Deferred tax liability—current:
Inventory and other valuation differences	(166)

Net deferred tax asset—current	2,150

Deferred tax asset—non-current:
Loss available for carry-forward	2,463
Asset retirement obligation	517

Total deferred tax assets	2,980
Deferred tax liability—non-current:
Property, plant and equipment	(11,507)

Net deferred tax asset—non-current	(8,527)

For Russian income tax purposes, the Company has accumulated tax losses, which may be carried forward for use against future income within 10 years. Their use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the ruble. As of October 16, 2003, for Russian income tax purposes, the Company has tax losses available to carry forward of approximately $ 11,200 expiring at various dates in 2010-2011.

10.    REVENUE

Revenues for the period from January 1 through October 16, 2003, are comprised of the following:

Iron ore concentrate	44,871
Sales of goods	49
Shipping and handling fee	85
Service revenue	723

Total revenues	45,728

11.    SELLING AND DISTRIBUTION AND OPERATING EXPENSES

Operating expenses for the period from January 1 through October 16, 2003, are comprised of the following:

Personnel expenses	3,013
Social expenses	778
Depreciation	578
Audit and consulting	586
Raw materials	434
Rent and office expense	231
Provision for doubtful debts	158

Total other operating expenses	5,778

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Taxes other than income tax for the period from January 1 through October 16, 2003, are comprised of the following:

Property and land tax	504
Other taxes	121

Total taxes other than on income	625

12.    COMMITMENTS AND CONTINGENCIES

Contingencies

(a)    General

The Russian economy continues to display certain traits consistent with that of an economy in transition. These characteristics include periods of high inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly affected by the government’s continued actions with regard to supervisory, legal, and economic reforms.

(b)    Taxation

The Company is a subject to taxation in Russia. The Russian tax system continues to evolve. Applicable taxes include value added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced in 2002 and beyond and previous years were not always clearly drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In Russia, generally, tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three year period. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists as to the amount, the Company has accrued tax liabilities based on management’s best estimate.

As of October 16, 2003, the Company management believe that all material matters relating to the pending or future governmental claims and demands or other claims, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading, have been properly accrued or disclosed.

(c)    Litigation, claims and assessments

The Company is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Company’s liability, if any, in all pending litigation, other legal proceeding or other matters would not have a material effect upon the financial condition, results of operations or liquidity of the Company.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Russian legal system, which regulates the Company’s business, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Company’s financial condition or future results of operations.

The Company’s operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company’s ability to continue operations.

(d)    Environmental

In the course of the Company’s operations, the Company may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will significantly impair the Company’s operations or have a material adverse effect on its financial position.

13.    SUBSEQUENT EVENTS

On April 25, 2004, the Company has fully repaid its tax and social arrears under the terms of the Amicable Agreement.

Korshunov Mining Plant OAO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors

Korshunov Mining Plant OAO

We have audited the accompanying consolidated balance sheet of Korshunov Mining Plant OAO, an open joint stock company (hereinafter referred to as the “KMP”), as of December 31, 2002, and the related consolidated statements of operations, cash flows and changes in shareholders’ deficit for the year then ended. These consolidated financial statements are the responsibility of KMP’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2(f) to the consolidated financial statements, the value of property, plant and equipment as of January 1, 2002, has been recorded at appraised values rather than at historical cost as is required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KMP at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young (CIS) Limited

June 30, 2004

Moscow, Russia

Korshunov Mining Plant OAO

CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except share amounts)	Note	December 31, 2002
ASSETS
Cash and cash equivalents		$39
Accounts receivable, net of allowance for doubtful accounts of $1,030		354
Inventories	3	8,561
Due from related parties	6	3,642
Deferred tax asset	9	1,800
Prepayments and other current assets	4	655

Total current assets		15,051

Property, plant and equipment, net	5	58,425
Mining assets, net	5	18,270
Other non-current assets		222

Total non-current assets		76,917

Total assets		$91,968

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Accounts payable and accrued expenses:
Accrued expenses and other current liabilities	7	$4,352
Taxes and other obligatory payments payable	7	78,632
Trade accounts payable		7,471
Advances received		704
Capital lease obligations, current portion	6	1,317
Due to related parties	6	10,801

Total current liabilities		103,277

Due to related parties	6	4,205
Deferred income taxes	9	10,624
Capital lease obligations, net of current portion	6	341

Total non-current liabilities		15,170

Total liability		118,447

SHAREHOLDERS’ DEFICIT	8
Common shares (1 Russian ruble par value); 250,126 shares authorized, issued and outstanding		269
Additional paid-in capital		786
Accumulated deficit		(27,534)

Total shareholders’ deficit		(26,479)

Total liabilities and shareholders’ deficit		$91,968

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except share amounts)	Note	Year Ended December 31, 2002
Revenue (including related party amounts of $ 18,499)	10	$19,571

Cost of goods sold and cost of service revenue (including related party amounts of $ 20,490)		21,685

Gross margin		(2,114)

Selling, distribution and operating expenses:
Selling and distribution expenses		1,534
Taxes other than income tax	11	1,194
General and administrative expenses		2,934
Other operating expenses	11	19,738

Total selling, distribution and operating expenses		25,400

Operating loss		(27,514)

Other income and expense:
Foreign exchange gain, net		4,279
Other expense, net		(216)

Total other income and expense, net		4,063

Loss before income taxes		(23,451)

Income tax benefit	9	4,189

Net loss		$(19,262)

Basic and diluted loss per share (in dollars):
Net loss per share		$(77.01)

Weighted average number of common shares used in computing basic and diluted loss per share		250,126

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)	Year ended December 31, 2002
Cash Flows from Operating Activities:
Net loss	$(19,262)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,479
Foreign exchange gain	(4,279)
Deferred tax benefit	(4,194)
Provision for doubtful accounts receivable	203
Write off accounts payable	(3,283)
Loss on sale of property, plant and equipment	953
Loss on disposal of promissory notes	30
Changes in working capital items:
Accounts receivable	1,642
Due from related parties	874
Due to related parties	8,047
Inventories	(451)
Prepayments and other current assets	3,507
Accounts payable, including trade payables, accrued expenses and advances received	(8,830)
Taxes and other obligatory payments payable	6,509

Net cash used in operating activities	(7,055)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(27)
Proceeds from disposal of property, plant and equipment	7
Purchases of short-term investments	(45)

Net cash used in investing activities	(65)

Cash Flows from Financing Activities:
Proceeds from short-term related party debt	7,028

Net cash provided by financing activities	7,028

Effect of exchange rate changes on cash and cash equivalents	(7)

Net decrease in cash and cash equivalents	(99)

Cash and cash equivalents at beginning of year	138

Cash and cash equivalents at end of year	$39

Supplementary Cash Flow Information:
Income taxes paid	$—
Interest paid	$—

Non-cash Activities
Capital contribution related to imputed interest on non-interest bearing loan (Note 6)	$786

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands of U.S. dollars, except share amounts)	Common shares		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount
Balances as of January 1, 2002	250,126	$269	$—	$(8,272)	(8,003)

Capital contribution related to imputed interest on non-interest bearing loan (Note 6)	—	—	786	—	786

Net loss	—	—	—	(19,262)	(19,262)

Balances as of December 31, 2002	250,126	$269	$786	$(27,534)	(26,479)

See accompanying notes to consolidated financial statements

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and for the year then ended

(All amounts are in thousand of U.S. dollars, unless stated otherwise)

1.    BUSINESS AND GOING CONCERN

Business and formation

Korshunov Mining Plant OAO (“KMP” and, together with its subsidiaries, the “Company”) was incorporated as a joint-stock company in Russia, as a successor company to the formerly state-owned enterprise “Korshunovsky Mining and Dressing Plant” (also known as “Korshunovsky GOK”) upon its privatization in 1993. The Company is located in Zheleznogorsk-Ilimsky, Irkutsk region (Far-Eastern part of Russia) and engaged in ferrous metals mining and production of iron ore concentrate as its primary product. KMP operates three surface iron ore mines and one iron ore processing plant. The Company sells its products primarily within Russia. KMP has a number of majority-owned insignificant subsidiaries involved in auxiliary services, both of production nature and non-core to the main business of KMP.

Bankruptcy proceeding and going concern

As a result of the general economic crisis developing in Russia since August 1998 and the resulting negative effects on the Company’s business, in November 1998, the Company was forced into bankruptcy proceedings initiated by a group of external creditors. Under the rules of the bankruptcy proceedings, an external management was introduced by the creditors committee and the government’s agency for the bankruptcy management, which overruled the voting authority of the shareholders of the Company, while in bankruptcy status.

As of December 31, 2002, the Company had $78,632 payable in arrears for taxes, social charges with related interest and penalties, to the local and federal state budgets. In addition, included in the total bankruptcy proceedings debt outstanding were trade payable balances to various suppliers, the majority of which were purchased and accumulated by the entities affiliated with Mechel Steel Group and recorded in related party payables at December 31, 2002. Under the bankruptcy laws, the creditors committee and the external manager appointed by the court, as opposed to the controlling shareholders, had the ultimate authority and control over the key financial and economic decision of KMP.

For the year ended December 31, 2002, the Company incurred a net loss of $19,262 and experienced negative cash flows from operations of $7,055. In addition, at December 31, 2002, the Company had negative working capital of $88,028. Due to its financial position and the continuing bankruptcy proceedings, to continue in operation the Company was dependent on the external financing and restructuring of its tax arrears. As disclosed in Note 13, in December 2002, the majority of the Company’s shares were purchased by Mechel Steel Group OAO (Mechel). Due to the reasons above, Mechel did not control the Company and the latter became part of Mechel Group only in October 2003, when, as disclosed in Note 13, Mechel control restrictions were removed. However, subsequent to December 31, 2002, Mechel provided financing to the Company in the form of short-term interest-free debt and guarantees of repayment of the tax arrears with all related penalties and interest.

The Company may experience negative cash flows from operations in the future. Achieving positive cash flow depends on the Company’s ability to generate sufficient revenues from sale of its products and raise additional capital and attract funds in the form of debt. The Company anticipates that its operations will benefit from integration into Mechel’s business and these benefits are expected to flow to the Company in the form of efficiencies associated with the access to the established distribution and supply channels of Mechel and capital available to finance operations. Accordingly, management of the Company believes that the Company will continue as a going concern for the foreseeable future.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). KMP and its subsidiaries maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with U.S. GAAP.

The consolidated financial statements have been prepared using the historical cost convention and modified by the initial valuation of property, plant and equipment as further disclosed in Note 2(f) to the accompanying consolidated financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the Russian statutory purposes in that they reflect certain adjustments, not recorded in statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) consolidation of financial position and results of operations of subsidiaries; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; and (6) valuation allowances for unrecoverable assets.

(b)    Basis of consolidation

The accompanying consolidated financial statements of the Company include the accounts of KMP and its majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50 percent of the voting share capital of the entity, or other means. All significant inter-company balances and transactions have been eliminated.

(c)    Reporting and functional currencies

The Company determined its reporting currency to be the U.S. dollar. The Company’s functional currency is the Russian ruble, as the majority of its revenues, expenses, property and equipment purchases, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian rubles. As the economy of the Russian Federation was considered highly inflationary until January 1, 2003, transactions and balances not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation”. The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current assets and shareholders’ equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the monthly average exchange rates. Items in the statement of cash flows are translated at the monthly average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated statement of operations as “Foreign exchange gain”.

The Russian ruble is not convertible outside the Russian Federation. Official exchange rates are determined daily by the Central Bank of Russia and are generally considered to be a reasonable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

approximation of market rates. The translation of ruble-denominated assets and liabilities into U.S. dollars for the purpose of these consolidated financial statements does not indicate that the Company could realize or settle in U.S. dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar values of capital and retained earnings to its shareholders.

The official exchange rate for one U.S. dollar was 31.78 as of December 31, 2002. The weighted average exchange rate of one U.S. dollar for the year ended December 31, 2002 was 31.35 Russian rubles.

(d)    Devaluation, inflation, and currency restrictions and controls

The Russian ruble has historically been devaluing against the U.S. dollar due to significant inflation in the Russian Federation as well as other factors. During 2002, for instance, the Russian ruble devalued by 5.7% against the U.S. dollar while official Russian ruble inflation was 15.1%. Additionally, there are significant currency restrictions and controls related to converting Russian rubles into other currencies. At present, the Russian ruble is not convertible outside of the Russian Federation and, furthermore, all transactions within the Russian Federation must be settled in Russian rubles. Future movements in the exchange rate between the Russian ruble and the U.S. dollar will affect the carrying values of the Company’s Russian ruble-denominated monetary assets and liabilities. Such movements may also affect the Company’s ability to realize non-monetary assets represented in U.S. dollars in these consolidated financial statements.

(e)    Management estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(f)    Property, plant and equipment

For the purposes of determining the opening balance sheet on the first application of U.S. GAAP at January 1, 2002, the Company performed a valuation of the property, plant and equipment using the results of appraisal performed by independent valuation experts and recorded it at the appraised value on its balance sheet at January 1, 2002, which represents a departure from U.S. GAAP. The Company had to carry property, plant and equipment existing as of January 1, 2002 at its appraised value instead of the historical cost of acquisition as reliable historical cost information and information regarding acquisition dates was not available; the property, plant and equipment acquired subsequent to January 1, 2002 were valued at its acquisition or production cost. In the accompanying consolidated balance sheet the carrying amount of property, plant and equipment is shown net of accumulated depreciation.

Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by independent mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves for which (a) quantity is computed

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Development costs are capitalized beginning after proven and probable reserves are established. At the Company’s surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Exploration and development costs during the year ended December 31, 2002 were immaterial.

Expenditures for betterments are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, cost incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred.

When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method on the ratio of tones of minerals mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the estimated lives of the mines or license term, whichever is shorter determined on a mine by mine basis as estimated with the assistance of independent mining engineers.

A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral licenses, and the likelihood that the Company will continue exploration on the mine. Based on the results at the conclusion of each phase of an exploration program, properties that are not economically feasible for production are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the companies owning such mineral rights.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Other property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. When production activities are performed over an extended period, interest costs incurred during production are capitalized. The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Category of asset	Useful economic lives estimates, years
Buildings	20-45
Land improvements	20-40
Transfer devices	25-35
Machinery and equipment	15-30
Transportation equipment and vehicles	5-30
Tools, furniture, fixtures and other	5-13

Construction in progress and equipment held for installation are not depreciated until the asset is substantially ready for its intended use. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statement of operations.

(g)    Impairment of long-lived assets

Effective January 1, 2002, the Group adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” which addresses financial accounting and reporting for the impairment and disposal of long-lived assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations. The carrying values of long-lived assets such as property, plant and equipment, and purchased intangibles are reviewed for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived asset may be impaired, an evaluation of recoverability is performed whereby the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. The remaining useful life of the assets is evaluated accordingly. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s discounted cash flows. No impairment was recognized in the consolidated financial statements as of December 31, 2002, and for the year then ended.

(h)    Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight and other shipping costs.

Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

(i)    Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are uncollectible, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable.

The Company reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

(j)    Capital leases

The Company recognizes capital leases as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Company’s incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(k)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits with banks with an original maturity of three months or less.

(l)    Retirement benefit obligations

The Company is legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). As such, the Company has no legal obligation to pay and does not guarantee any future benefits to its employees. Its only obligation is to pay the contributions as they fall due. If the Company ceases to employ members of the State Social Security plan, it will have no obligation to pay the benefits earned by its own employees in previous years. The Company’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand Rubles or approximately $3 translated at the exchange rate of the Ruble to the U.S. dollar at December 31, 2002) to 5% (applied to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

the part of the annual gross salary above 600 thousand Rubles or approximately $19 translated at the exchange rate of the Ruble to the U.S. dollar at December 31, 2002) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 28% to 5%, respectively, depending on the annual gross salary of each employee.

(m)    Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs upon delivery of products and rendering of services. Product revenue is represented by sales of iron ore concentrate. Service revenue comprises sales of services consisting primarily of transportation and other minor services. Both sales of products and services are recognized net of applicable provisions for discounts and allowances and turnover taxes charged on gross revenue, primarily value added tax and export duties, when realized or realizable and earned. This is usually the case when there is clear evidence of an agreement, the risk of ownership has been transferred or the service has been rendered, the price has been agreed upon, and there is adequate assurance that collection will be made.

(n)    Shipping and handling fees and costs

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company classifies amounts billed to customers for shipping and handling as revenue and related costs as selling, distribution and operating expenses. These costs totaled to $1,133 for the year ended December 31, 2002.

(o)    Income taxes

Provision is made in the financial statements for taxation of profits in accordance with Russian legislation currently in force. The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

The Company does not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52 are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

(p)    Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income or loss in addition to net income or loss. Accumulated other comprehensive income or loss includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as additional pension liabilities not yet recognized as net periodic pension cost. For the year ended December 31, 2002, comprehensive loss for the Company equaled the net loss.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(q)    Financial instruments

The carrying amounts of financial instruments, consisting of cash equivalents, investments, trade accounts receivable, trade accounts payable and short-term debt approximate their fair value.

The Company, using available market information and appropriate valuation methodologies, where they exist, has determined the estimated fair values of financial instruments. Since the Russian economy lacks active markets for most of the financial instruments held by the Company, very limited or no comparable market values are available to assess the fair value of the Company’s financial instruments.

The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not be practicable for the Company to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the instruments to the Company. Therefore, such investments are recorded at cost.

The Company does not use derivative financial instruments.

(r)    Concentration of credit and other risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, trade accounts receivable, taxes recoverable and other receivables.

All of the Company’s workforce is represented by trade union and is covered by collective agreement, which is routinely renewed each year. The collective agreement provides for minimum salary levels, bonus plans, additional benefits and certain employee protection rights. Management of the Company routinely interacts with trade union in order to ensure the appropriate treatment of the employees and the stability of the Company’s business.

(s)    Earnings per share

In accordance with SFAS No. 128, “Earnings per Share”, basic loss per share has been computed based on the weighted average number of common shares outstanding during the period. There were no potentially dilutive securities outstanding during the period; therefore, diluted earnings per share equaled basic earnings per share.

(v)    Recently issued accounting pronouncements

Business Combination, Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 14l, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with SFAS No. 142, the Company is required to reassess

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful lives, the Company is required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 and 144. The adoption of these standards did not have a material impact on the results of the Company’s operations or financial position.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor recognizes and accounts for the fair value of the guarantee as a liability. The initial recognition and measurement provisions of FIN 45 should be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of both interim and annual periods ending after December 15, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Assets Retirement Obligations

Effective January 1, 2003, the Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company implemented SFAS No. 143 as of January 1, 2003. Upon adoption of SFAS No. 143 on January 1, 2003, the Company recorded a loss of $1,671 as cumulative effect of change in accounting principle. Application of this new accounting principle resulted in an increase in property, plant and equipment of $242 and an asset retirement obligation liability of $1,913.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 amended Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), and established standards for determining under what circumstances a variable interest entity (“VIE”) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that an entity is not required to consolidate but in which it has a significant variable interest. On December 17, 2003, the FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the public companies are required to apply FIN 46 by the end of the calendar year ending on December 31, 2003. The adoption of FIN No. 46 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

3.    INVENTORIES

Inventories are comprised of the following at December 31, 2002:

Raw materials and purchased parts	6,219
Semi-finished goods	1,813
Work in process	488
Finished goods	41

Total inventories	8,561

4.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of the following at December 31, 2002:

Prepayments and advances for materials	441
Deferred production expenses	55
Input VAT and other taxes recoverable	8
Other current assets	151

Total prepayments and other current assets	655

The Company has the legal right to offset value added tax (VAT) paid on purchases, subject to certain restrictions, against VAT charged to customers related to sales to the extent the Company disbursed cash for VAT on purchases. The Company records VAT receivable in the balance sheet gross to the extent such VAT cannot be offset against VAT received from customers.

5.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following at December 31, 2002:

Land	9,192
Machinery and equipment	25,515
Buildings and constructions	18,175
Transport equipment and vehicles	11,414
Tools, furniture, fixtures and other	1,275

Total operating property, plant and equipment	65,571
less: accumulated depreciation	(11,301)
Construction in progress	4,155

Total property, plant and equipment, net	58,425

Mining, processing plant and equipment	18,654
Less: accumulated depletion	(384)

Total mining property, plant and equipment, net	18,270

As disclosed in Note 2(f) above, for the purpose of determining the opening balance sheet of property, plant and equipment on the first application of U.S. GAAP at January 1, 2002, the Company performed a valuation of the property, plant and equipment existing at January 1, 2002 as reliable historical cost information and information regarding acquisition dates was not available.

The Company leases certain equipment under non-cancelable capital leases. At December 31, 2002, the cost of leased equipment included in the carrying amount of property, plant and equipment and related

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

accumulated depreciation amounted to $1,651 and $320. Depreciation charges for leased and own assets are reported in the statement of operations as depreciation expense. Included in construction in progress at December 31, 2002 are advances to suppliers of equipment of $39.

6.    RELATED PARTY TRANSACTIONS

Amounts due to related parties at December 31, 2002 consisted of the following:

Due from related parties:
Sual Ruda	3,642

Due to related parties:
Sual Ruda	10,335
Mechel Trading House	466

Total	10,801

Capital lease obligation:
Sual Ruda	974
Multigroup	684

Total	1,658
Less: current portion	(1,317)

Net of current portion	341

Long-term debt:
Sual Ruda	4,205

(a)    Sual Ruda

During the year ended December 31, 2002, the Company sold iron ore concentrate to Sual Ruda, a company affiliated with Sual-Holding (a former beneficial owner of the Company until December 2002) and a subsidiary of Mechel Steel Group at December 31, 2002, for a total of $18,499, including shipping and handling fees in the amount of $1,046. The balance receivable from Sual Ruda for these operations at December 31, 2002 was $3,642. During the year ended December 31, 2002, the Company purchased from Sual Ruda various raw materials and parts for a total of $12,244. The balance due to Sual Ruda at December 31, 2002 for these transactions was $3,722.

Also, during the year ended December 31, 2002, Sual Ruda provided financing to the Company represented by KMP’s short-term interest-free and uncollateralized promissory notes, for which the balance outstanding at December 31, 2002, included within the total current liability due to related party above, was $6,613.

In addition, the Company received from Sual Ruda a series of Ruble-denominated loans, for a total of $4,991, aimed to cover working capital shortages and repayable in April 2004, interest-free and without collateral. Discounted at an imputed interest rate approximating the estimated weighted average cost of capital of 17%, the balance of long-term debt outstanding under these loans at December 31, 2002, less unamortized discount of $786, was $4,205. The discount was recorded as contribution to the additional paid-in capital related to imputed interest on non-interest bearing loan from a related party.

Sual Ruda also provided vehicles to the Company under capital lease agreements signed at various dates in 2001. At December 31, 2002, obligations under these capital leases amounted to $974, consisting of $633 current maturity payments, and $341 non-current.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)    Mechel Trading House

During the year ended December 31, 2002, the Company received a series of short-term interest-free and uncollateralized Ruble-denominated loans, for a total of $466, from Mechel Trading House, a company affiliated with Mechel, as financial assistance to cover its working capital shortages.

(c)    Multigroup

Multigroup provided vehicles to the Company under capital lease agreements signed at various dates in 2001. At December 31, 2002, obligations under these capital leases amounted to $684.

7.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following, at December 31, 2002:

Payroll payable	1,846
Other expenses accrued	2,506

Total accrued expenses and other current liabilities	4,352

Taxes and other obligatory payments payable

As disclosed in Note 1, due to the bankruptcy proceedings going on, the Company had significant tax liability and unpaid social charges in arrears, and related interest and penalties relating to the preceding periods. The following was included in the amount of total debt owed to the different state budgets and social funds at December 31, 2002, which were overdue:

Social and pension charges	12,723
Value added tax	11,795
Road users tax	3,170
Income taxes payable	1,644
Other taxes and obligatory payment arrears	8,955

Total principal of taxes and other obligatory payment arrears	38,287
Interest and penalties	40,345

Total taxes and other obligatory payments payable	78,632

As disclosed in Note 13, subsequently, during the period preceding the Company’s acquisition by Mechel and beyond, these debts were fully repaid.

8.    SHAREHOLDERS’ DEFICIT

Capital stock

The capital stock of the Company consists of 250,126 common shares with par value of 1 Russian ruble each, all of which have been authorized and issued since 1993.

Distribution of statutory earnings

In accordance with Russian legislation, the Company and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

a 6% individual withholding tax, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. At December 31, 2002, no amounts were available for dividends as the Company had accumulated losses of 522.3 million Russian rubles (approximately, $16,400) as determined based on the Russian statutory accounting reports. The subsidiaries had 30.6 million Russian rubles (approximately, $963) available for distribution as determined based on their Russian statutory accounting reports, however, the subsidiaries being limited liability companies did not have to distribute their earnings, unless the controlling shareholder (the Company) wished to do so.

9.    INCOME TAXES

The income tax benefit consisted of the following for the year ended December 31, 2002:

Current income taxes	(5)
Deferred income taxes	4,194

Total income tax benefit	4,189

Income tax is calculated at 24% of taxable profit in 2002 in accordance with the rules of the Russian Federation. A reconciliation between the theoretical income tax benefit computed by applying the 24% statutory tax rate to the pre tax loss presented in the accompanying consolidated financial statements, to the provision for income taxes reported in the accompanying consolidated financial statements, is as follows:

Theoretical income tax benefit computed on pre tax loss, at statutory tax rate of 24%	5,628
Tax effect of permanent differences:
Effect of indexation of property,plant and equipment basis	(1,254)
Non-deductible expenses	1,468
Currency translation gain	1,113
Other permanent differences	(2,766)

Income tax benefit as reported	4,189

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse.

The amounts reported in the accompanying consolidated financial statements at December 31, 2002, consist of the following:

Deferred tax asset—current:
Allowance for doubtful accounts receivable	1,501
Other accruals and asset write offs	345

Total deferred tax assets	1,846
Deferred tax liability—current:
Inventory and other valuation differences	(46)

Net deferred tax asset—current	1,800

Deferred tax asset—non-current:
Loss available for carry-forward	2,929
Deferred tax liability—non-current:
Property, plant and equipment	(13,553)

Net deferred tax asset—non-current	(10,624)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

For Russian income tax purposes, the Company has accumulated tax losses, which may be carried forward for use against future income within 10 years. Their use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the ruble. As of December 31, 2002, for Russian income tax purposes, the Company has tax losses available to carry forward of approximately $ 13,137 expiring at various dates through 2010-2011.

10.    REVENUE

Revenues for the year ended December 31, 2002, are comprised of the following:

Iron ore concentrate	17,452
Shipping and handling fee	1,133
Service revenue	923
Other revenue	63

Total revenue	19,571

11. SELLING AND DISTRIBUTION AND OPERATING EXPENSES

Operating expenses for the year ended December 31, 2002, are comprised of the following:

Depreciation	6,344
Personnel expenses	6,434
Fines and penalties	5,191
Raw materials	2,685
Social expenses	1,087
Transportation cost	1,295
Reversal of allowance for doubtful acounts	(3,298)

Total other perating expenses	19,738

The reversal of allowance for doubtful accounts is due to the fact that certain debtors that had amounts due to the Company for over 2 years as of December 31, 2001 andwere considered as insolvent as of that date, subsequently repaid their amounts outstanding in 2002.

Taxes other than income tax for the year ended December 31, 2002, are comprised of the following:

Property and land tax	1,007
Other taxes and penalties	187

Total taxes other than on income	1,194

12.    COMMITMENTS AND CONTINGENCIES

Contingencies

(a)    General

The Russian economy continues to display certain traits consistent with that of an economy in transition. These characteristics include periods of high inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly affected by the government’s continued actions with regard to supervisory, legal, and economic reforms.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)    Taxation

The Company is a subject to taxation in Russia. The Russian tax system continues to evolve. Applicable taxes include value added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced in 2002 and beyond and previous years were not always clearly drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In Russia, generally, tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three year period. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists as to the amount, the Company has accrued tax liabilities based on management’s best estimate.

As the Company was in bankruptcy until late in 2003 (see Note 1 and Note 13), no payment of tax arrears and related interest and penalties was made. In the accompanying financial statements all taxes, social charges current and in arrears with the related interest and penalties were accrued as existing liability.

As of December 31, 2002, management of the Company does not believe that any other material matters exist relating to the Company, including pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

(c)    Litigation, claims and assessments

The Company is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Company’s liability, if any, in all pending litigation, other legal proceeding or other matters would not have a material effect upon the financial condition, results of operations or liquidity of the Company.

The Russian legal system, which regulates the Company’s business, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Company’s financial condition or future results of operations.

The Company’s operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company’s ability to continue operations.

Korshunov Mining Plant OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(d)    Environmental

In the course of the Company’s operations, the Company may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will significantly impair the Company’s operations or have a material adverse effect on its financial position.

13.    SUBSEQUENT EVENTS

a)    Financing received and acquisition by Mechel

During the period ending October 15, 2003, the period preceding the acquisition of the Company by Mechel, the latter provided a Ruble-denominated short-term secured loan to KMP in the amount of $391 at interest rate of 20% p.a., a series of interest-free unsecured short-term financing disbursements in the total amount of $28,028, and an interest-free unsecured long-term debt for a total of $180, to finance the Company’s operations. In addition, as of October 15, 2003, Mechel repaid $17,025 of the Company’s bankruptcy tax arrears and guaranteed the repayment of the remainder of the bankruptcy debts.

On October 16, 2003, Mechel obtained control over the Company upon its exit from bankruptcy procedures and removal of external manager.

b)    End of bankruptcy proceedings

On September 29, 2003, a court approved an Amicable Agreement and a debt settlement plan signed by the bankruptcy committee creditors, which ceased the bankruptcy proceedings. Subsequently, the Company and Mechel repaid the outstanding tax debts restructured under the terms of the Amicable Agreement; as of June 30, 2004, all of the tax and social charges arrears with the related interest and penalties included in the Amicable Agreement and relating to the bankruptcy period, were fully paid.

Izhstal OAO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors

Izhstal OAO

We have audited the accompanying consolidated balance sheet of Izhstal OAO, an open joint stock company (hereinafter referred to as the “Izhstal”), as of December 31, 2003, and the related consolidated statement of operations, cash flows and changes in shareholders’ equity for the year then ended. These financial statements are the responsibility of Izhstal’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2(g) to the consolidated financial statements, the value of property, plant and equipment as of January 1, 2003, has been recorded at appraised values rather than at historical cost as is required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Izhstal at December 31, 2003 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young (CIS) Limited

June 25, 2004

Moscow, Russia

Izhstal OAO

CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except share amounts)	Note		December 31, 2003
ASSETS
Cash and cash equivalents (including $69 held at related party, Note 8)			$978
Accounts receivable, net of allowance for doubtful accounts of $292			4,868
Inventories	3		15,255
Short-term investments			146
Prepayments and other current assets	4		9,026
Deferred taxes	7		775

Total current assets			31,048

Property, plant and equipment, net	5		167,573
Long-term investments and other assets			104

Total assets			$198,725

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt	6		$13,700
Accounts payable and accrued expenses:
Trade accounts payable			13,666
Advances received			8,848
Taxes and social charges payable			1,385
Accrued expenses and other current liabilities			2,855
Deferred income taxes	7		2,333

Total current liabilities			42,787

Asset retirement obligations	2	(v)	317
Deferred income taxes	7		28,241

Total liabilities			71,345

SHAREHOLDERS’ EQUITY	9
Common shares (1,000 Russian ruble par value); 750 million shares authorized; 800,729 shares issued and 739,760 shares outstanding			132,352
Preferred Type A shares (1,000 Russian ruble par value); 250 million shares authorized; 266,910 shares issued and 251,382 shares outstanding			44,117
Treasury shares, at cost			(252)
Accumulated other comprehensive income			14,028
Accumulated deficit			(62,865)

Total shareholders’ equity			127,380

Total liabilities and shareholders’ equity			$198,725

See accompanying notes to consolidated financial statements

Izhstal OAO

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except share and per share amounts)	Note		Year Ended December 31, 2003
Revenue, net (including related party amounts of $138, Note 8)	10		$140,650

Cost of goods sold (including related party amounts of $121, Note 8)	11		(132,679)

Gross margin			7,971
Selling, distribution and operating expenses:
Selling and distribution expenses			3,316
General, administrative and other operating expenses	11		18,748

Total selling, distribution and operating expenses			22,064

Operating loss			(14,093)

Other income and expense:
Interest income			8
Interest expense (including related party amounts of $22, Note 8)			(1,125)
Foreign exchange gain, net			273
Other income, net			117

Total other expense, net			(727)

Loss before income taxes and change in accounting principle			(14,820)

Income tax benefit	7		2,267

Loss before cumulative effect of change in accounting principle			(12,553)

Change in accounting principle, net of tax	2	(v)	(143)

Net loss			$(12,696)

Cumulative translation adjustment on opening balances			4,586
Cumulative translation adjustment for 2003			9,442

Total comprehensive income			1,332

Basic and diluted loss per share:
Loss per share before effect of change in accounting principle			$(16.90)
Loss per share effect of change in accounting principle			(0.19)

Net loss per share			$(17.09)

Weighted average number of common shares used in computing basic and diluted loss per share			742,791

See accompanying notes to consolidated financial statements

Izhstal OAO

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)	Year ended December 31, 2003
Cash Flows from Operating Activities
Net loss	$(12,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15,046
Foreign exchange gain	(273)
Change in deferred tax	(2,611)
Change in accounting principle	143
Allowance for doubtful accounts	94
Accretion expense	38
Loss on disposal of property, plant and equipment	2,242
Changes in assets and liabilities:
Accounts receivable	(1,950)
Inventories	(4,690)
Prepayments and other current assets	(1,877)
Trade accounts payable	1,453
Advances received	3,230
Accrued expenses and other current liabilities	(1,082)

Net cash used in operating activities	(2,933)

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(5,750)
Proceeds from disposal of property, plant and equipment and other assets	1,433

Net cash used in investing activities	(4,317)

Cash Flows from Financing Activities
Proceeds from short-terms debt (including loans provided by related party of $400)	13,148
Repayment of short-term debt (including loans repaid to related party of $600)	(6,136)
Purchases of treasury shares	(60)

Net cash provided by financing activities	6,952

Effect of exchange rate changes on cash and cash equivalents	55

Net decrease in cash and cash equivalents	(243)

Cash and cash equivalents at beginning of year	1,221
Cash and cash equivalents at end of year	$978

Supplemental non-cash flow information
Income taxes paid	$794
Interest paid	$1,460

See accompanying notes to consolidated financial statements

Izhstal OAO

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)	Common shares		Preferred shares		Treasury shares		Accumulated deficit	Accumulated other comprehen- sive income	Total
	shares	amount	shares	amount	shares	amount
Balances as of January 1, 2003	800,729	$132,352	266,910	$44,117	(70,556)	$(192)	$(50,169)	—	$126,108
Net loss	—	—	—	—	—	—	(12,696)	—	(12,696)
Purchase of treasury shares	—	—	—	—	(6,048)	(60)	—	—	(60)
Cumulative translation adjustment on opening balances (see note 2(d))	—	—	—	—	—	—	—	4,586	4,586
Cumulative translation adjustment for 2003	—	—	—	—	—	—	—	9,442	9,442

Balances as of December 31, 2003	800,729	$132,352	266,910	$44,117	(76,604)	$(252)	$(62,865)	$14,028	$127,380

See accompanying notes to consolidated financial statements

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003 and for the year then ended

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.    GENERAL INFORMATION AND BUSINESS

Izhstal OAO (“Izhstal”, and together with its subsidiaries, the “Company”), was incorporated on May 18, 1995, upon privatization of state-owned Proizvodstvennoye Objedineniye (production consortium) Izhstal, founded in the eighteenth century. IZHSTAL has four insignificant subsidiaries involved in auxiliary activities.

The Company is a metal processing plant producing a range of carbon and specialty steel products. The Company sells its products within Russia and exports to different foreign markets. Its customer base is largely comprised of steel product manufacturers and metal trading companies.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Izhstal and its subsidiaries maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with U.S. GAAP.

The consolidated financial statements have been prepared using the historical cost convention and modified by the initial valuation of property, plant and equipment as further disclosed in Note 2(g) to the accompanying consolidated financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for the Russian statutory purposes in that they reflect certain adjustments, not recorded in statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) consolidation of financial position and results of operations of subsidiaries; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; and (6) valuation allowances for unrecoverable assets.

(b)    Management plans

For the year ended December 31, 2003, the Company incurred net loss of $12,696 and experienced negative cash flows from operations of $2,933. In addition, at December 31, 2003, the Company had negative working capital of $11,739. The Company may experience negative cash flow from operations in the future. Achieving positive cash flow depends on the Company’s ability to generate sufficient revenues from sales of steel products and raise additional capital and funds in equity and debt securities markets, respectively.

As disclosed in Note 13, on May 14, 2004, Mechel Steel Group OAO acquired control of the Company. The Company anticipates that its operations will benefit from integration into Mechel Steel Group due to the leverage ordinarily available to the members of integrated groups. These benefits are expected to flow to the Company in the form of efficiencies associated with the access to the established distribution and supply channels of Mechel Steel Group. Accordingly, management of the Company believes that the Company will continue as a going concern for the foreseeable future.

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(c)    Basis of consolidation

The accompanying consolidated financial statements of the Company include the accounts of IZHSTAL and its majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50 percent of the voting share capital of the entity, or other means. All significant inter-company balances and transactions have been eliminated.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the net assets of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority’s share of losses previously absorbed by the majority has been recovered.

(d)    Reporting and functional currencies

The Company determined its reporting currency to be the U.S. dollar. The Company’s functional currency is the Russian ruble, as the majority of its revenues, expenses, property and equipment purchases, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian rubles.

As the economy of the Russian Federation was considered highly inflationary until January 1, 2003, transactions and balances not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation”. The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current assets and shareholders’ equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the monthly average exchange rates. Items in the statement of cash flows are translated at the monthly average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated income statement as “Foreign exchange gain”.

Effective from January 1, 2003, Russia no longer meets the criteria for a highly inflationary economy for purposes of applying SFAS No. 52. Accordingly, for the periods starting January 1, 2003, the Company and its subsidiaries remeasure transactions and balances from their functional currency in Rubles into reporting currency in U.S. dollars using the current rate method as prescribed by SFAS No. 52, when preparing its consolidated financial statements. The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income.

The official exchange rates for one U.S. dollar were 29.45 and 31.78 Russian rubles as of December 31, 2003 and 2002, respectively. The weighted average exchange rate of one U.S. dollar for the year ended December 31, 2003, was 30.69 Russian rubles.

(e)    Devaluation, inflation, and currency restrictions and controls

The Russian ruble has historically been devaluing against the U.S. dollar due to significant inflation in the Russian Federation as well as other factors. During 2003, however, the Russian ruble appreciated by

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7.4% against the U.S. dollar while official Russian ruble inflation was 12%. Additionally, there are significant currency restrictions and controls related to converting Russian rubles into other currencies.

At present, the Russian ruble is not convertible outside of the Russian Federation and, furthermore, all transactions within the Russian Federation must be settled in Russian rubles. Future movements in the exchange rate between the Russian ruble and the U.S. dollar will affect the carrying values of the Company’s Russian ruble-denominated monetary assets and liabilities. Such movements may also affect the Company’s ability to realize non-monetary assets represented in U.S. dollars in these consolidated financial statements. Official exchange rates are determined daily by the Central Bank of Russia and are generally considered to be a reasonable approximation of market rates. The translation of ruble-denominated assets and liabilities into U.S. dollars for the purpose of these consolidated financial statements does not indicate that the Company could realize or settle in U.S. dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar values of capital and retained earnings to its shareholders.

(f)    Management estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(g)    Property, plant and equipment

For the purpose of determining the opening balance sheet on the first application of U.S. GAAP at January 1, 2003, the Company performed a valuation of the property, plant and equipment, which represents a departure from U.S. GAAP, as reliable historical cost information and information regarding acquisition dates was not available.

Property, plant and equipment acquired subsequent to January 1, 2003 are valued at acquisition or production cost less accumulated depreciation. Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. When production activities are performed over an extended period, interest costs incurred during production are capitalized. The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Category of asset	Useful economic lives estimates, years
Buildings and structures	20-45
Transfer devices	25-35
Machinery and equipment	15-30
Transportation equipment and vehicles	5-30
Tools, furniture, fixtures and other	5-13

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Construction in progress and equipment held for installation are not depreciated until the asset is substantially ready for its intended use. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statement of operations.

(h)    Impairment of long-lived assets

The carrying values of long-lived assets such as property, plant and equipment, and purchased intangibles are reviewed for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived asset may be impaired, an evaluation of recoverability is performed whereby the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. The remaining useful life of the assets is evaluated accordingly. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s discounted cash flows. No impairment was recognized in the consolidated financial statements as of December 31, 2003, and for the year then ended.

(i)    Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight and other shipping costs.

Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

(j)    Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are uncollectible, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Company reviews the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

(k)    Investments

All investments in non-marketable equity securities of less than 20% owned entities are accounted for at cost. Investments into debt instruments are accounted for as available for sale securities and stated fair value.

(l)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits with banks with an original maturity of three months or less.

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(m)    Retirement benefit obligations

The Company is legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). As such, the Company has no legal obligation to pay and does not guarantee any future benefits to its employees.

Its only obligation is to pay the contributions as they fall due. If the Company ceases to employ members of the State Social Security plan, it will have no obligation to pay the benefits earned by its own employees in previous years. The Company’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand Rubles or approximately $3, translated at the exchange rate of the Ruble to the U.S. dollar at December 31, 2003) to 5% (applied to the part of the annual gross salary above 600 thousand Rubles or approximately $20, translated at the exchange rate of the Ruble to the U.S. dollar at December 31, 2003) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 28% to 5%, respectively, depending on the annual gross salary of each employee.

(n)    Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs upon delivery of products and rendering of services. Product revenue is represented by sales of steel products and sales of services so far were immaterial. Both sales of products and services are recognized net of applicable provisions for discounts and allowances and turnover taxes charged on gross revenue, primarily value added tax and export duties, when realized or realizable and earned. This is usually the case when there is clear evidence of an agreement, the risk of ownership has been transferred or the service has been rendered, the price has been agreed upon, and there is adequate assurance that collection will be made.

(o)    Shipping and handling fees and costs

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company classifies amounts billed to customers for shipping and handling as revenue and related costs as selling, distribution and operating expenses. Shipping and handling costs for the year ended December 31, 2003 amounted to $2,056 and were included in selling and distribution expenses line in the consolidated statement of operations.

(p)    Income taxes

Provision is made in the financial statements for taxation of profits in accordance with Russian legislation currently in force. The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

Prior to January 1, 2003, when Russia was deemed to be hyper-inflationary and as a result of remeasuring its financial statements the Company did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

The deferred tax affect associated with the temporary differences that arose from the change in the Company’s functional currency (from U.S. dollar to ruble) when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the Company’s cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

(q)    Total comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of total comprehensive income in addition to net income. For the year ended December 31, 2003, total comprehensive income for the Company, apart from the net loss of $12,696, included a cumulative translation adjustment being the result of translation of the Russian ruble denominated financial statements in accordance with SFAS 52. It also included deferred tax effect of change in functional currency of Izhstal from US Dollar to Russian Ruble as of January 01, 2003, recorded in accordance with EITF 92-8 “Accounting for the Income Tax Effects under FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary”.

(r)    Financial instruments

The carrying amounts of financial instruments, consisting of cash equivalents, investments, trade accounts receivable, trade accounts payable and short-term debt approximate their fair value.

The Company, using available market information and appropriate valuation methodologies, where they exist, determined the estimated fair values of financial instruments. Since the Russian economy lacks active markets for most of the financial instruments held by the Company, very limited or no comparable market values are available to assess the fair value of the Company’s financial instruments.

The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Company to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the instruments to the Company. Therefore, such investments are recorded at cost. The Company does not use derivative financial instruments.

(s)    Concentration of credit and other risks

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, trade accounts receivable, taxes recoverable and other receivables. Generally, the Company does not require any collateral to be pledged in connection with its investments in the above financial instruments. All of the Company’s workforce is represented by a trade union and is covered by collective agreement, which is routinely renewed each year. The collective agreement provides for minimum salary levels, bonus plans, additional benefits and certain employee

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

protection rights. Management of the Company routinely interacts with trade union in order to ensure the appropriate treatment of the employees and the stability of the Company’s business.

(t)    Earnings per share

In accordance with SFAS No. 128, “Earnings per Share”, basic loss per share has been computed based on the weighted average number of common shares outstanding during the period. There were no potentially dilutive securities outstanding during the period; therefore, diluted earnings per share equaled basic earnings per share.

(u)    Advertising costs

Advertising costs are expensed as incurred. During 2003 advertising costs were immaterial.

(v)    Recently issued accounting pronouncements

Assets Retirement Obligations

Effective January 1, 2003, the Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related property, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company implemented SFAS No. 143 as of January 1, 2003. Upon adoption of SFAS No. 143 on January 1, 2003, the Company recorded $143, including tax benefit, as a result of a change in accounting principle. Application of this new accounting principle resulted in an increase in property, plant and equipment of $82 and an asset retirement obligation liability of $233. The application of SFAS No. 143 increased loss from continuing operations and net loss by $143, or $0.19 per basic and diluted share, for the year ended December 31, 2003. The Company has numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. The Company’s asset retirement obligations primarily relate to the Company’s production facilities with related landfills and dump areas. The following table presents the movements in ARO for the year ending December 31, 2003.

Balance at January 1, 2003 (adoption)	$233
Liabilities incurred in the current period	$46
Liabilities settled in the current period	—
Accretion expense	$38

Balance at end of year	$317

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 amended Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), and established standards for determining under what circumstances a variable interest entity (“VIE”) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that an entity is not required to consolidate but in which it has a significant variable interest.

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

On December 17, 2003, the FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the public companies are required to apply FIN 46 by the end of the calendar year ending on December 31, 2003. The adoption of FIN No. 46 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

3.    INVENTORIES

At December 31, 2003, inventories are comprised of the following:

December 31, 2003
Raw materials and purchased parts	4,773
Finished goods	732
Work in process	9,750

Total inventories	15,255

4.    PREPAYMENTS AND OTHER CURRENT ASSETS

At December 31, 2003, prepayments and other current assets are comprised of the following:

December 31, 2003
Input VAT recoverable	3,456
Other taxes recoverable	2,419
Prepayments, advances for materials and services	3,151

Total prepayments and other current assets	9,026

The Company has the legal right to offset VAT paid on purchases, subject to certain restrictions, against VAT charged to customers related to sales to the extent the Company disbursed cash for VAT on purchases. The Company records VAT receivable in the balance sheet gross to the extent such VAT cannot be offset against VAT received from customers.

5.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2003:

December 31, 2003
Machinery and equipment	105,862
Buildings and structures	65,022
Vehicles and transportation equipment	4,397
Transfer devices	2,919
Tools, furniture, fixtures and other	600

178,800
Accumulated depreciation	(16,678)
Construction in progress	5,451

Total property, plant and equipment, net	167,573

As disclosed in Note 2(g) above, for the purpose of determining the opening balance of property, plant and equipment on the first application of U.S. GAAP at January 1, 2003, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available.

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

6.    SHORT-TERM DEBT

Short-term debt at December 31, 2003 is comprised of the following:

	Amount	Weighted Average rate*
Banks and Financial Institutions:
Ruble-denominated	11,774	14%
US Dollar-denominated	1,926	LIBOR+7%

Total	13,700

*	Based on the year-end balances and year-end interest rates weighted-averaged.

The loans are collateralized by raw materials and finished goods (approximately $204), and property, plant and equipment (approximately $38,352), at December 31, 2003.

In November to December 2003, the Company drew on its ruble credit facility with International Moscow Bank to finance its operating activities, for a total amount of $3,565. Amounts drawn on the credit facility bear interest ranging from 12.5% to 14% per annum and mature from January to March 2004. As of December 31, 2003, the amount available to the Company under this credit facility approximated $170.

In addition, from April to October 2003, the Company financed its capital expenditure through a series of US Dollar-denominated loans provided by International Moscow Bank and maturing in October 2004, for $1,925 in total, at LIBOR plus 7% per annum. As of December 31, 2003, the amount available to the Company under this credit facility approximated $318.

In August to December 2003, the Company drew on its ruble credit facility open with Sberbank to finance its operating activities for a total amount of $4,563. Amounts drawn under this facility bear interest rates ranging from 6% to 16% per annum and mature from January to November 2004. As of December 31, 2003, the amount available to the Company under this credit facility approximated $3,246.

In August to December 2003, the Company drew on its ruble credit facility open with Bank of Moscow to finance its operating activities in the total amount of $3,497. Amounts drawn on the credit facility bears interest rates ranging from 6% to 18% per annum and mature from January to April 2004. As of December 31, 2003, the amount available to the Company under this credit facility approximated $51.

7.    INCOME TAXES

The income tax benefit consisted of the following for the year ended December 31, 2003:

Current income tax expense	(344)
Deferred income tax benefit	2,611

Total provision for income taxes (benefit)	2,267

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Income tax is calculated at a 24% nominal rate applied to taxable profit in 2003 in accordance with the rules of the Russian Federation. A reconciliation between the theoretical income tax benefit computed by applying the 24% statutory tax rate to the pre tax loss presented in the accompanying consolidated financial statements, to the provision for income taxes reported in the accompanying consolidated financial statements, is as follows:

Theoretical income tax benefit computed on pre tax loss, at statutory nominal tax rate of 24%	3,557
Tax effect of permanent differences:
Non-deductable social expenditures according to collective labor agreement	(1,004)
Other non-deductable expenses	(286)

Income tax benefit, as reported	2,267

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements for deferred taxes at December 31, 2003, consist of the following:

Deferred tax assets—current:
Prepayment and other current assets	742
Trade and other accounts receivable valuation differences	33

Total current deferred tax assets	775

Deferred tax liabilities—non-current:
Property, plant and equipment	(28,241)

Deferred tax liabilities—current:
Inventory valuation differences	(2,333)

Total deferred tax liabilities, net	(29,799)

8.    RELATED PARTY

During the year ended December 31, 2003, the Company received $400 of short-term market-based loan financing from Izhkombank, an affiliate, where the Company held an 8% interest in its voting stock and was represented on its Board of directors by a member of Izhstal top-management, and repaid $600 of short-term debt, including the amounts outstanding at the beginning of the year. Interest charged on those loans during the year and included in the consolidated statement of operations totaled $22. At December 31, 2003, the Company also held $69 in current accounts and deposits at Izhkombank, at market terms.

During the year ended December 31, 2003, the Company had sales to and purchases of materials and services from various affiliates on an aggregate basis totaling to $138 and $121, respectively; transactions with individual entities were immaterial.

9.    SHAREHOLDERS’ EQUITY

Capital stock

Common shares

The capital stock of IZHSTAL consists of 750 million of authorized for issuance common shares with par value of 1,000 ruble each, of which 800,729 shares have been issued in 1998. In addition, during the

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

privatization of IZHSTAL, the regional government of the Republic of Udmurtia, a controlling shareholder, received a single share with special perpetual rights (the “golden share”) in IZHSTAL allowing it to veto certain shareholder and board decisions. Decisions subject to veto include: increases and decreases in share capital, amendments to the charter, liquidation and reorganization of IZHSTAL or its subsidiary, or branches, investment in other legal entities and disposal or encumbrance of subsidiaries’ property (if more than 25% of total assets).

Preferred shares

The Company has 250 million of authorized for issuance non-cumulative preferred “Type A” shares with par value of 1,000 ruble each, of which 266,910 shares have been issued in 1998. In accordance with the Russian legislation and the Company’s Charter, when the preferred shares in respect to any given year were not declared or accrued dividends such preferred shares receive the voting rights at the next shareholder meeting or until the time the dividends have been paid in full. The minimum dividends preferred shareholders are entitled to should comprise at least 10% of the net profit determined in accordance with the Russian accounting rules; should the dividends declared on common shares be higher than the minimum preferred share dividends referred to above, the preferred shareholders are entitled to the additional dividend payable on top of the minimum amount so the total dividend per one preferred share equals the dividend declared on one common share. In accordance with the Company’s Charter, the preferred shares are not convertible into common shares, however, preferred shareholders are also entitled to a proportionate share in the difference between the Company’s liquidation value and the redemption value of the preferred shares thus making them participatory shares.

Treasury shares

During 2003 and earlier, a Company’s subsidiary purchased approximately 61,000 of the Company’s common and 15,500 of preferred shares in the open market, for $252 in total, which were recorded as treasury shares. Under the Russian law, treasury shares held by the issuer are neither entitled to vote at the shareholder meetings, nor entitled to dividends. However, as prescribed by the Russian law, treasury shares held by a subsidiary are not restricted of their otherwise attaching voting rights and the right to dividends, until purchased by the issuer itself regardless of the fact of control over the subsidiary. As disclosed in Note 13, upon the acquisition of the Company in May 2004 by Mechel Steel Group, the latter purchased all of these treasury shares.

Distribution of statutory earnings

In accordance with Russian legislation, the Company and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% individual withholding tax, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

At December 31, 2003, no amounts were available for dividends as the Company had accumulated losses of 121 million rubles (or approximately $4,100) in accordance with the Russian statutory financial statements. The Company’s subsidiaries are not open joint-stock companies and are not required to pay dividends.

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

10.    REVENUES

Revenues for the year ended December 31, 2003 are comprised of the following:

by product group:
Metal products	133,053
Service and other revenue	7,597

Total revenues	140,650

by region of sale:
Domestic	102,090
Export	38,560

Total revenues	140,650

Domestic revenue includes shipments to customers domiciled in the Russian Federation. Export revenue includes shipments made to customers located in foreign countries, including members of the Commonwealth of Independent States, other than Russia. The Company’s total revenue by geographic area for the year ended December 31, 2003 was as follows:

Region	Sales
Russia	102,090
Europe	13,879
Asia
CIS	4,787
Middle East	1,146
USA	18,370
Others	379

Total	140,650

11.    ADMINISTRATIVE AND OTHER OPERATING EXPENSES

Major categories of administrative and other operating expenses during the year ended December 31, 2003, were as follows:

Personnel expenses with related taxes and social charges	4,236
Taxes other than on income	2,770
Social infrastructure maintenance costs	6,589
Depreciation and amortization	1,392
Other	3,761

Total general, administrative and other operating expenses	18,748

12.    COMMITMENTS AND CONTINGENCIES

Contingencies

(a)    General

The Russian economy continues to display certain traits consistent with that of an economy in transition. These characteristics include periods of high inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

continued success and stability of the Russian economy will be significantly affected by the government’s continued actions with regard to supervisory, legal, and economic reforms.

(b)    Taxation

The Company is a subject to taxation in Russia. The Russian tax system continues to evolve. Applicable taxes include value added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced in 2003 and previous years were not always clearly drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established.

Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In Russia, generally, tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three year period. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists as to the amount, the Company has accrued tax liabilities based on management’s best estimate.

As of December 31, 2003, the Company does not believe that any other material matters exist relating to the Company, including pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

(c)    Litigation, claims and assessments

The Company is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Company’s liability, if any, in all pending litigation, other legal proceeding or other matters would not have a material effect upon the financial condition, results of operations or liquidity of the Company.

The Russian legal system, which regulates the Company’s business, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Company’s financial condition or future results of operations.

The Company’s operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company’s ability to continue operations.

Izhstal OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(d)    Environmental

In the course of the Company’s operations, the Company may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will significantly impair the Company’s operations or have a material adverse effect on its financial position.

13.    SUBSEQUENT EVENTS

On May 14, 2004, Mechel Steel Group (Mechel) won an auction held by the government of the Republic of Udmurtia and purchased 27% of common shares previously held by the government. In addition to the shares already owned by Mechel purchased in the open market and from the Company’s subsidiary holding treasury shares, the total voting interest at the date of the auction comprised 58.4% and Mechel received a controlling interest in the Company. Shortly after the auction, Mechel increased its holding in the Company’s voting stock to 60.8%, at June 30, 2004, through continuing to purchase shares in the open market.

Dealer Prospectus Delivery Obligation

Until the later of (1) 25 days after the date of this prospectus and (2) 60 days after the closing date or, if earlier, the date of registration by the Russian Federal Service for the Financial Markets of the placement report for the shares underlying the ADSs, as described in this prospectus, all dealers that effect transactions in these securities in the United States, whether or not participating in this offering, have been instructed to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Sole Global Coordinator and Sole Bookrunner

UBS Investment Bank

Co-Lead Managers

JPMorgan Morgan Stanley

Co-Manager

Troika Dialog

Part II

Information not required in prospectus

Item 6. Indemnification of directors and officers

Mechel may purchase and maintain insurance against any liability for any of its or its subsidiaries’ directors and officers in respect of any negligence, default, breach of duty or breach of trust of which he or she may be guilty in relation to Mechel. The enforceability under Russian law of indemnities and liability insurance covering directors and officers is uncertain, as current Russian legislation does not provide for or prohibit any indemnification of, or liability insurance policies with respect to, directors or officers of joint stock companies.

Item 7. Recent sales of unregistered securities

Mechel was incorporated on March 19, 2003, to serve as a holding company for certain companies owned in whole or part directly or indirectly by Messrs. Zyuzin and Iorich. In connection with such reorganization, Messrs. Zyuzin and Iorich and Mechel Trading, our wholly owned subsidiary, became the beneficial owners of our common shares as follows:

Name of Beneficial Owner	Number of Shares
Igor V. Zyuzin	183,089,407.5
Vladimir F. Iorich	183,089,407.5
Mechel Trading AG	16,790,271

Total	382,969,086

The above issuance of common shares was completed on April 29, 2003, and did not involve a public offering. Each of these transactions was exempt from the registration requirement of the Securities Act pursuant to Section 4(2) thereof. Of the shares beneficially owned by Messrs. Zyuzin and Iorich above, 101,852,561 shares were held through Conares Holding AG, a company owned equally by them.

On April 2, 2004, we transferred 2,297,815 of the treasury shares held by Mechel Trading AG to one of our officers as part of compensation due pursuant to an employment contract dated October 1, 2002.

On May 7, 2004, our shareholders sold a total of 81,000 shares for the purpose of establishing a listing on the RTS, a requirement under Russian law for this offering.

On October 1, 2004, Mechel Trading concluded an agreement to transfer 1,072,313 and 268,078 of our shares held by it to two employees of Mechel Metal Supply Limited, our Liechtenstein trading subsidiary, in return for 20% and 5%, respectively, of the shares of this subsidiary owned by these employees.

Item 8. Exhibits and financial statement schedules

(a)	Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement, dated as of •, 2004, among Mechel Steel Group OAO, as issuer, the selling shareholders and •*

3.1	Charter of Mechel Steel Group OAO, as amended+^

5.1	Opinion of Liniya Prava regarding the legality of the shares being issued^

8.1	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters^

9.1	Agreement on Ownership, Control and Exercise of Voting Rights dated August 1, 1995, between Igor V. Zyuzin and Vladimir F. Iorich+^

10.1	Commercial Contract 227.01.13928-P dated August 17, 2001, between Mechel Trading AG and Glencore International AG**^

II-1

Part II

Exhibit No.	Description

21.1	Subsidiaries of Mechel Steel Group OAO^

23.1	Consent of Latham & Watkins LLP (included in their opinions filed as Exhibit 8.1)^

23.2	Consent of Independent Registered Public Accounting Firm^

23.3	Consent of Pincock, Allen & Holt^

23.4	Consent of American Appraisal (AAR), Inc.^

24.1	Powers of Attorney (included on the signature page to the registration statement on Form F-1 filed on October 4, 2004)

99.1	Form of Escrow-type Account Agreements, dated •, 2004, by and among Mechel Steel Group OAO, Raiffeisenbank Austria ZAO and UBS Limited^

99.2	Form of Escrow Account Agreement, dated •, 2004, by and among the selling shareholders and Brunswick UBS Russia Limited*

*	To be filed by amendment.
**	Confidential treatment requested as to certain portions.
+	English translation.
^	Previously filed.

(b)	Financial Statement Schedules

None.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on October 8, 2004.

MECHEL STEEL GROUP OAO

By:	/s/ Vladimir Iorich
Vladimir F. Iorich Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vladimir F. Iorich as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments and any registration statement pursuant to Rule 462(b)) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on October 8, 2004, by the following persons in the capacities indicated.

* Igor V. Zyuzin Chairman Date:

/s/ Vladimir Iorich Vladimir F. Iorich Director and Chief Executive Officer Date:

* Alexey G. Ivanushkin Director Date:

* Serafim V. Kolpakov Director Date:

* Alexander E. Yevtushenko Director Date:

* Valentin V. Proskurnya Director Date:

* Svetlana V. Ardentova Chief Financial Officer Date:

* Tatiana Kalyadina Chief Accountant Date:

* Puglisi & Associates Authorized U.S. Representative Date:

*	Signed by Vladimir F. Iorich pursuant to Powers of Attorney in the registration statement filed on October 4, 2004.